09010067



D&B

Decide with Confidence

*To be the most trusted source of **commercial insight** so our customers can decide with confidence*

2008 Annual Report

Notice of 2009 Annual Meeting and Proxy Statement

About Dun & Bradstreet® (D&B)

Dun & Bradstreet (NYSE:DNB) is the world's leading source of commercial information and insight on businesses, enabling companies to Decide with Confidence® for 167 years. D&B's global commercial database contains more than 140 million business records. The database is enhanced by D&B's proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries. For more information, please visit www.dnb.com.

Financial Highlights

Years Ended December 31,

(in millions, except earnings per share amounts)	2008	2007	2006	2005	2004
Results of Operations[1,2]					
Core Revenue	$1,726.3	$1,599.2	$1,474.9	$1,380.0	$1,290.7
Operating Income	$ 501.1	$ 451.5	$ 419.2	$ 395.7	$ 348.1
Income from Continuing Operations	$ 292.5	$ 271.9	$ 256.4	$ 243.3	$ 215.8
Free Cash Flow	$ 351.9	$ 304.5	$ 284.2	$ 283.8	$ 238.3
Per Share Data[1,2]					
Basic Earnings Per Share of Common Stock from Continuing Operations	$ 5.38	$ 4.67	$ 4.05	$ 3.64	$ 3.07
Diluted Earnings Per Share of Common Stock from Continuing Operations	$ 5.27	$ 4.55	$ 3.94	$ 3.51	$ 2.95
Weighted Average Number of Shares - Basic	54.4	58.3	63.2	66.8	70.4
Weighted Average Number of Shares - Diluted	55.5	59.8	65.1	69.4	73.1

[1] See "How We Manage Our Business" and "Results of Operations" of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the attached Form 10-K for the year ended December 31, 2008, for a discussion of why the Company uses non-GAAP financial measures.

[2] Results for the years ended December 31, 2008 and previous years have been adjusted to reflect the sale of our Italian real estate business and the classification of that business as discontinued operations.



Core Revenue
Dollars in Billions
1.29 / 1.38 / 1.47 / 1.60 / 1.73
04 05 06 07 08

Operating Income
Dollars in Millions
348.1 / 395.7 / 419.2 / 451.5 / 501.1
04 05 06 07 08

Earnings Per Share
from Continuing Operations
Diluted
2.95 / 3.51 / 3.94 / 4.55 / 5.27
04 05 06 07 08

Free Cash Flow
Dollars in Millions
238.3 / 283.8 / 284.2 / 304.5 / 351.9
04 05 06 07 08



Decide with Confidence

March 23, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation on Tuesday, May 5, 2009, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey.

The Notice of Annual Meeting and Proxy Statement accompanying this letter more fully describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the year ended December 31, 2008 is also attached.

For a second year, we are pleased to take advantage of the U.S. Securities and Exchange Commission rules that allow companies to electronically deliver proxy materials to their shareholders. We believe that this e-proxy process allows us to provide our shareholders with the information they need while lowering printing and mailing costs, reducing the environmental impact of our annual meeting, and more efficiently complying with our obligations under the securities laws. On or about March 23, 2009, we mailed to our beneficial shareholders a Notice containing instructions on how to access our 2009 Proxy Statement and Annual Report and vote online. Registered shareholders will continue to receive a printed copy of the Proxy Statement and Annual Report by mail.

Whether or not you plan to attend the meeting, your vote is important. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet. Shareholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. If your shares are held in the name of a bank, broker or other holder of record, check your proxy card to see which of these options are available to you.

On behalf of our Board of Directors, thank you for your continued support of D&B.

Sincerely,

Steven W. Alesio
Chairman and Chief Executive Officer

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Decide with Confidence

Notice of 2009 Annual Meeting of Shareholders

The 2009 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation will be held on Tuesday, May 5, 2009, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey. The purpose of the meeting is to:

1. Elect four Class III directors for a three-year term;

2. Ratify the appointment of our independent registered public accounting firm for 2009;

3. Approve our 2009 Stock Incentive Plan; and

4. Transact such other business as may properly come before the meeting. We know of no other business to be brought before the meeting at this time.

Only shareholders of record at the close of business on March 9, 2009, will be entitled to vote at the meeting.

By Order of the Board of Directors,

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and Corporate Secretary

Dated: March 23, 2009

YOUR VOTE IS IMPORTANT

TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE. IN ADDITION TO VOTING IN PERSON, SHAREHOLDERS OF RECORD MAY VOTE VIA A TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET AS INSTRUCTED IN THESE MATERIALS. IF YOU RECEIVED THE PROXY STATEMENT BY MAIL, YOU MAY ALSO VOTE BY COMPLETING, SIGNING AND MAILING THE ENCLOSED PROXY CARD PROMPTLY IN THE RETURN ENVELOPE PROVIDED. PLEASE NOTE THAT IF YOUR SHARES ARE HELD BY A BROKER, BANK OR OTHER HOLDER OF RECORD AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A LEGAL PROXY FROM THAT RECORD HOLDER.

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TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors of The Dun & Bradstreet Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on May 5, 2009. On or about March 23, 2009, we mailed to our beneficial holders a Notice containing instructions on how to access the proxy materials on the Internet, and we mailed to our registered shareholders a printed copy of the proxy materials. Our principal executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078-2708, and our main telephone number is 973-921-5500. D&B is listed on the New York Stock Exchange, or NYSE, with the ticker symbol DNB.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rule adopted by the U.S. Securities and Exchange Commission, or SEC, we are making the proxy materials available to all of our shareholders on the Internet and we are mailing to our beneficial holders a "Notice of Internet Availability of Proxy Materials" containing instructions on how to access our proxy materials and how to vote on the Internet and by telephone. We are mailing to our registered shareholders a printed copy of our proxy materials. If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Annual Meeting Admission

To attend the Annual Meeting, you will need an admission ticket or other evidence of stock ownership as of the record date. Only shareholders of record as of the record date will be entitled to attend the meeting.

Registered shareholders. If you are a registered shareholder and you plan to attend the Annual Meeting in person, please bring your admission ticket attached to the proxy card or other evidence of stock ownership as of the record date.

Beneficial holders. If your shares are held in the name of a bank, broker or other holder of record (in "street name") and you plan to attend the Annual Meeting in person, please bring your Notice of Internet Availability of Proxy Materials or other evidence of stock ownership as of the record date. You may also obtain an admission ticket in advance of the meeting by sending a written request, along with evidence of stock ownership as of the record date, such as a bank or brokerage account statement, to our Corporate Secretary at the address of our principal executive offices noted above. Please make such requests sufficiently in advance of the Annual Meeting so that we may be able to accommodate your request.

Who Can Vote

Only shareholders of record at the close of business on March 9, 2009 are eligible to vote at the meeting. As of the close of business on that date, there were 53,590,893 shares of our common stock outstanding.

How to Vote

In addition to voting in person at the meeting, shareholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or, for shareholders who received a printed copy of the proxy materials, by mailing a completed and signed proxy card. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting by telephone or the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

A proxy that is signed and returned by a shareholder of record without specifications marked in the instruction boxes will be voted in accordance with the recommendations of the Board of Directors, as outlined in this proxy statement. If any other proposals are properly brought before the meeting and submitted to a vote, all proxies will be voted on those other proposals in accordance with the judgment of the persons voting the proxies.

Specific voting instructions are set forth below and can also be found on the Notice of Internet Availability of Proxy Materials and on the proxy card. If you received more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice and proxy card to ensure that all of your shares are voted.

Registered Shareholders

Vote by Telephone. Registered shareholders can vote by calling toll-free at 800-690-6903. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote on the Internet. Registered shareholders can vote on the Internet at the website *www.proxyvote.com*. As with telephone voting, you can confirm that your instructions have been properly recorded.

Vote by Mail. Registered shareholders can vote by mail by simply indicating your response on your proxy card, dating and signing it, and returning your proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to The Dun & Bradstreet Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Holders

If your shares are held in street name, the Notice mailed to you from the organization that is the record owner of your shares contains instructions on how to vote your shares. Beneficial holders that received a printed copy of the proxy materials may complete and mail the proxy card or may vote by telephone or over the Internet as instructed by that organization in the proxy card. For a beneficial holder to vote in person at the Annual Meeting, you must obtain a legal proxy from the record owner.

Revocation of Proxies

A shareholder of record can revoke a proxy at any time before the vote is taken at the Annual Meeting by sending written notice of the revocation to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708, by submitting another proxy that is properly signed and bears a later date, or by voting in person at the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with their instructions.

Voting Shares in the D&B Plans

You will receive only one proxy card for all of the D&B shares you hold in your name in our Employee Stock Purchase Plan, or ESPP, and in the D&B Common Stock Fund of our 401(k) Plan or the Moody's Corporation Profit Participation Plan, referred to as the PPP. If you are a current or former employee who currently has shares in the ESPP, 401(k) Plan or PPP, you are entitled to give voting instructions for the shares held in your account. Your proxy card will serve as a voting instruction card for the plans' trustees.

For the 401(k) Plan or the PPP, if you do not vote your shares or specify your voting instructions on your proxy card, the plan's trustee will vote your shares in the same proportion as the shares for which voting instructions have been received from other participants of the 401(k) Plan and PPP, except as otherwise required by law. For the ESPP, the plan's trustee will only submit voting instructions for the shares for which voting instructions have been received. To allow sufficient time for voting by the trustees of the plans, your voting instructions must be received by the applicable trustee by April 30, 2009.

List of Shareholders

The names of registered shareholders of record entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting and, for ten days prior to the meeting, at the office of our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement and Annual Report, unless one or more of the shareholders at that address notifies us that they wish to continue receiving individual copies. We believe this procedure provides greater convenience to our shareholders and saves money by reducing our printing and mailing costs and fees.

If you and other shareholders of record with whom you share an address and last name currently receive multiple copies of our Proxy Statement and Annual Report and would like to participate in our householding program, please contact Broadridge by calling toll-free at 800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and wish to revoke your consent and receive separate copies of our Proxy Statement and Annual Report, please contact Broadridge as described above.

A number of brokerage firms have instituted householding. If you hold your shares in street name, please contact your bank, broker or other holder of record to request information about householding.

Proxy Solicitation

Our directors, officers and employees may solicit proxies on our behalf by communicating with shareholders personally or by telephone, facsimile, e-mail or mail. We have also retained the firm of Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902, to assist in the solicitation of proxies for a fee estimated at $8,500 plus expenses. We will pay all expenses related to such solicitations of proxies. D&B and Morrow & Co. will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse them for reasonable out-of-pocket expenses.

Quorum and Voting Requirements

Our bylaws provide that a majority of the shares issued, outstanding and entitled to vote, whether present in person or represented by proxy, constitute a quorum at meetings of shareholders. Abstentions and broker "non-votes" are counted for purposes of establishing a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker has not received instructions from the beneficial owner and does not have discretionary voting power for that particular matter. Brokers are permitted by the NYSE to vote shares without instructions from beneficial owners on routine matters, including each of Proposals No. 1 and 2 discussed below.

Election of directors (Proposal No. 1) shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting (*e.g.*, the director nominees receiving the greatest number of votes will be elected). Only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality. Thus, shares present at the meeting that are not voted for a particular nominee and shares present by proxy for which the shareholder properly withholds authority to vote for such nominees, will not be counted towards such nominee's achievement of a plurality.

Ratification of the appointment of the independent registered public accounting firm (Proposal No. 2) shall be determined by the affirmative vote of the holders of a majority of the voting power present in person or

represented by proxy at the meeting and entitled to vote on the matter. Thus, shares present at the meeting that are not voted for ratification of the appointment of the independent registered public accounting firm and shares present by proxy for which the shareholder abstains from voting for such ratification, will not be counted towards such ratification's achievement of a majority.

Approval of the 2009 Stock Incentive Plan (Proposal No. 3) shall be determined by the majority of the votes cast on the matter, provided that a majority of the outstanding shares on March 9, 2009 cast votes on the matter. If a shareholder abstains from voting or directs the shareholder's proxy to abstain from voting on the matter, the shares are considered present at the meeting for such matter. However, since they are not affirmative votes for the matter, they will have the same effect as votes against the matter. On the other hand, shares resulting in broker non-votes are considered present but not cast at the meeting. Therefore, they have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

Shareholder Account Maintenance

Our transfer agent is Computershare Trust Company, N.A. All communications concerning accounts of registered shareholders, including address changes, name changes, inquiries as to requirements to transfer shares of our common stock and similar issues, can be handled by contacting Computershare using one of the following methods:

- toll-free at 877-498-8861 (foreign holders dial 781-575-2725; hearing-impaired holders dial 781-575-2692);

- via fax at 781-575-3605;

- at Computershare's website *www.computershare.com/investor*; or

- by writing to Computershare, 250 Royall Street, Canton MA 02021.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors consists of twelve members, all of whom are independent except for our Chairman and Chief Executive Officer, Steven W. Alesio, and our President and Chief Operating Officer, Sara Mathew. The objective of our Board of Directors is to conduct our business activities so as to enhance shareholder value. Our Board of Directors believes that good corporate governance practices support successful business performance and thus the creation of shareholder value. To institutionalize the Board's view of governance, our Board has adopted Corporate Governance Principles. These principles, which were last reviewed in December 2008, cover Board composition and performance (*e.g.*, director independence, qualifications of directors, outside directorships and committee service, selection of director nominees, director orientation and continuing education), the relationship of the Board with senior management (*e.g.*, attendance of non-directors at Board meetings and Board access to senior leadership), Board meetings, Board committee review and management review.

The Board has three standing committees: the Audit Committee, the Board Affairs Committee and the Compensation & Benefits Committee. Each Board committee has its own charter setting forth its purpose and responsibilities, including those required by the NYSE listing standards. Each of the committees and their charters are described in more detail below.

Our Corporate Governance Principles and the charters of our Audit Committee, Board Affairs Committee and Compensation & Benefits Committee are available in the Investors section of our website (*www.dnb.com*) and are also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Independence of the Board and Committees

Our Corporate Governance Principles require that at least two-thirds of the Board meet the criteria for independence established by the NYSE and applicable laws.

For a director to be considered independent, the Board must affirmatively determine that the director has no material relationship with us (either directly or indirectly, such as a partner, shareholder or officer of an organization that has a relationship with us). Our Corporate Governance Principles set forth categorical standards to assist the Board in determining what constitutes a material relationship with us. Generally, under these categorical standards, the following relationships are deemed *not* to be material:

- the director is the beneficial owner of less than five percent of our outstanding equity interests;

- the director is an officer or other employee of an entity, or his or her immediate family member is an executive officer (as defined in Section 303A.02 of the NYSE listing standards) of an entity, that in either case has received payments from us for property or services or that has made payments to us for property or services and the amount of such payments in each of the last three fiscal years is less than the greater of $1 million, or 2%, of the entity's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v));

- the director is a director or officer of an entity that is indebted to us, or to which we are indebted, and the total amount of indebtedness is less than 2% of the total consolidated assets of such entity as of the end of the previous fiscal year;

- the director, or any entity in which the director is an equity owner, director, officer or other employee, has obtained products or services from us on terms generally available to our customers for such products or services; or

- the director is an officer, trustee, director or is otherwise affiliated with a tax-exempt organization and we made, within the preceding three fiscal years, contributions in any fiscal year that were less than the

greater of (i) $1 million, or (ii) 2% of the tax-exempt organization's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v)), based upon the tax-exempt organization's latest publicly available information.

The Board retains the sole right to interpret and apply the foregoing standards in determining the materiality of any relationship. Also, in determining the independence of our directors, the Board considers the tenure of each director.

After considering all relevant facts and circumstances, our Board has determined that each of its members, except Steven W. Alesio, our Chairman and CEO, and Sara Mathew, our President and COO, is independent under the NYSE listing standards and applicable laws. Our Board has also determined that each member of the Audit Committee, the Board Affairs Committee and the Compensation & Benefits Committee is independent under the NYSE listing standards and applicable laws.

Board Meetings

Our Board held nine meetings in 2008, with no director attending fewer than 75% of the aggregate number of meetings of the Board and of the Committees of the Board on which he or she served.

The Chairman of the Board drafts the agenda for each Board meeting and distributes it to the Board in advance of each meeting. Each Board member is encouraged to suggest items for inclusion on the agenda.

Information and data that are important to the Board's understanding of the business and of scheduled agenda items are distributed sufficiently in advance of each Board meeting to give the directors a reasonable opportunity for review. Generally, directors receive Board materials no less than three days in advance of a meeting.

Our non-management directors meet in regularly scheduled executive sessions without members of management. Michael R. Quinlan serves as presiding director. His responsibilities in this role include presiding over executive sessions of the Board. Mr. Quinlan also performs such other responsibilities as the Board may from time to time delegate to him to assist the Board in performing its responsibilities. In the event of Mr. Quinlan's absence from any executive session, the Chairman of the Board will designate a substitute presiding director. The non-management directors held nine executive sessions of the Board in 2008.

Committees and Meetings

The table below provides the current membership information and number of meetings for each of the Audit Committee, Board Affairs Committee and Compensation & Benefits Committee.

Name	Audit	Board Affairs	Compensation & Benefits
Austin A. Adams	X		X
John W. Alden		X*	X
Christopher J. Coughlin	X		X
James N. Fernandez	X	X	
Jonathan J. Judge (1)			
Victor A. Pelson	X*		X
Sandra E. Peterson		X	X
Michael R. Quinlan		X	X*
Naomi O. Seligman	X	X	
Michael J. Winkler		X	X
Committee Meetings held in 2008	6	4	8

*   Committee Chair
(1)   Mr. Judge joined our Board effective December 8, 2008.

6

The Audit Committee. Under the terms of its Charter, the Audit Committee's primary function is to appoint annually the independent registered public accounting firm and to assist the Board in the oversight of: (1) the integrity of our financial statements, (2) the independent registered public accounting firm's qualifications and independence, (3) the performance of our internal audit function and independent registered public accounting firm, and (4) our compliance with legal and regulatory requirements. A copy of the Audit Committee's charter, which was amended and restated in November 2008, is attached as Exhibit A. The Report of the Audit Committee can be found under the "Audit Committee Information" section of this proxy statement.

Our Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards.

Our Board has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an "audit committee financial expert" as that term has been defined by the rules of the SEC and have "accounting or related financial management expertise" within the meaning of NYSE listing standards.

The Board Affairs Committee. Under the terms of its Charter, the Board Affairs Committee's primary responsibilities include: (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for reelection to the Board upon expiration of their terms, (4) developing and recommending to the Board a set of corporate governance principles applicable to the Board and our employees, and (5) overseeing the evaluation of the Board.

In accordance with our Corporate Governance Principles and the Board Affairs Committee Charter, the Board Affairs Committee oversees the entire process of selection and nomination of Board nominees, including screening candidates for directorships in accordance with the Board-approved criteria described below. The Committee, with input from the Chairman of the Board, will identify individuals believed to be qualified to become Board members. The Committee solicits candidates from its current directors and, if deemed appropriate, retains for a fee, a third-party search firm to identify and help evaluate candidates. The Committee will recommend candidates to the Board to fill new or vacant positions based on such factors as it deems appropriate, including independence, professional experience, personal character, diversity, outside commitments (*e.g.*, service on other Boards) and particular areas of expertise—all in the context of the needs of the Board.

The Board Affairs Committee will also consider nominees recommended by our shareholders. Any shareholder wishing to propose a nominee for consideration by the Board Affairs Committee may nominate persons for election to the Board of Directors if such shareholder complies with the notice procedures set forth in our bylaws and summarized under the "Shareholder Proposals for the 2010 Annual Meeting" section of this proxy statement. The Committee uses the same criteria described above to evaluate nominees recommended by our shareholders.

No individuals were proposed for nomination by any shareholders in connection with this proxy statement or the 2009 Annual Meeting of Shareholders.

The Compensation & Benefits Committee. Under the terms of its Charter, the primary function of the Compensation & Benefits Committee, or C&BC, is to discharge the Board's responsibilities relating to compensation of our Chairman and CEO and our other executive officers. Among other things, the C&BC: (1) evaluates the CEO's performance and reviews with the CEO the performance of other executive officers; (2) establishes and administers our policies, programs and procedures for compensating our executive officers; (3) has oversight responsibility for the administration of our employee benefits plans; and (4) oversees the evaluation of management. The C&BC may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable plans (including employee benefits plans subject to ERISA), laws or regulations (including NYSE listing standards), to any other body, individual or management.

The C&BC has appointed the following committees comprised of employees of the company to perform certain settlor, fiduciary and administrative responsibilities for our employee benefit plans:

- The Plan Benefits Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans with respect to settlor functions, except that the Plan Benefits Committee cannot take any action with respect to an employee benefit plan or create or terminate an employee benefit plan if it would result in an annual financial impact of greater than $1 million and the Plan Benefits Committee cannot take any action that is within the province of the Qualified Plan Investment Committee or the Plan Administration Committee;

- The Qualified Plan Investment Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans with respect to the financial performance of the assets of the plans; and

- The Plan Administration Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans to implement and maintain the administrative and claims procedures for the plans.

The C&BC may also delegate to our Chairman and CEO the authority to make limited grants under our equity compensation plans to non-executive officers. A detailed description of our processes and procedures for the determination of compensation for our executive officers and directors, including the role of the C&BC, our independent compensation consultant and our Chairman and CEO in determining or recommending the amount or form of compensation, is included in the "Compensation Discussion & Analysis" section of this proxy statement.

The C&BC has retained the services of an independent third-party compensation consultant, Hewitt Associates. The mandate to the consultant is to work for the C&BC in connection with its review of executive and director compensation practices, including the competitiveness of executive pay levels, executive incentive design issues, market trends in executive compensation, and technical considerations. The nature and scope of services rendered by Hewitt Associates on the C&BC's behalf is described below:

- Competitive market pay analyses for executive positions, including Total Compensation Measurement™ services, proxy data studies, Board of Director pay studies, dilution analyses, and market trends in executive and non-employee director compensation;

- Ongoing support with regard to the latest relevant regulatory, technical, and/or financial considerations impacting executive compensation and benefit programs;

- Assistance with the redesign of executive compensation or benefit programs, as needed; and

- Preparation for and attendance at selected management, C&BC, or Board meetings.

The C&BC did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The C&BC evaluates the consultant periodically and has the final authority to hire and terminate the consultant.

Communications with the Board and Audit Committee

We have a process in place that permits shareholders and other interested persons to communicate with our Board of Directors through its presiding director, Michael R. Quinlan, and the Audit Committee through its chair, Victor A. Pelson. To report complaints about our accounting, internal accounting controls or auditing matters, shareholders and other interested persons should write to the D&B Audit Committee Chair, care of our third party compliance vendor, at: Listen Up Reports, Post Office Box 274, Highland Park, Illinois 60035. To report all other concerns to the non-management directors, shareholders and other interested persons should write to the Presiding Director of the D&B Board, care of Listen Up Reports at the address noted above. Communications

that are not specifically addressed will be provided to the presiding director of our Board. Concerns can be reported anonymously by not including a name and/or contact information, or confidentially by marking the envelope containing the communication as "Confidential." Copies of all communications will be simultaneously provided to our compliance officer unless marked "Confidential." These instructions can also be found in the Corporate Governance information maintained in the Investors section of our website (*www.dnb.com*).

Attendance at Annual Meetings

We expect directors to be available to attend our Annual Meeting of Shareholders. One director was not available to attend our 2008 Annual Meeting.

Service on Multiple Audit Committees

Our Corporate Governance Principles prohibit our Audit Committee members from serving as members of more than two other public company audit committees without the Board's approval. Any determination by the Board approving of service on more than two other public company audit committees will be disclosed in our annual proxy statement. No Audit Committee member currently serves on more than one other audit committee of a public company.

Transactions with Related Persons

There are no reportable transactions pursuant to this requirement.

Procedures for Approval of Related Persons Transactions

Our Board of Directors recognizes that related persons transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving D&B.

Under this policy, the Board has delegated to the Board Affairs Committee the responsibility for reviewing certain related persons transactions in excess of $120,000, in which the related person may have a direct or indirect interest. The Board has empowered our General Counsel to review all related persons transactions in excess of $120,000. Our General Counsel will refer to the Board Affairs Committee those transactions in which the related person may have a direct or indirect material interest. For purposes of this policy, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In approving related persons transactions, the Board Affairs Committee shall determine whether each related persons transaction referred to the Committee was the product of fair dealing and whether it was fair to D&B.

Under this policy, we remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, we review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we search our books and records for any related persons transactions that involved amounts, individually or in the aggregate, that exceeded $120,000.

Promoters and Control Persons

There are no reportable transactions pursuant to this requirement.

Compensation Committee Interlocks and Insider Participation

None of the members of our C&BC are, or have been, an employee or officer of D&B. During fiscal year 2008, no member of our C&BC had any relationship with D&B requiring disclosure under Item 404 of Regulation S-K, the SEC rule regarding disclosure of related persons transactions. During fiscal year 2008, none of our directors or executive officers served on the compensation committee or equivalent or board of directors of another entity whose executive officer(s) served as a director of D&B or a member of our C&BC.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct in the Investors section of our website (*www.dnb.com*). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to our chief executive officer, chief financial officer and principal accounting officer by posting this information on our website.

Our Code of Conduct is also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

COMPENSATION OF DIRECTORS

Overview of Non-employee Director Compensation

For 2008, our non-employee directors' total compensation program consisted of both cash and equity-based compensation awards as follows:

- Annual cash retainer of $50,000;

- Additional annual cash retainer to each committee chairperson of $15,000;

- Annual equity retainer grant of restricted stock units with a value of approximately $60,000 (based on the mean of the high and low trading prices of our common stock on the date of grant) which vest in full on the third anniversary of the date of grant and are payable in shares of our common stock upon vesting; and

- Annual stock option grant with a value of approximately $60,000 based on a modified Black-Scholes methodology, which vests in full on the first anniversary of the date of grant.

Cash compensation is paid in semi-annual installments on the first business day in March and July of each year. No separate fees are paid for attendance at Board or Committee meetings.

In addition, non-employee directors may elect to convert all or a portion of their annual cash retainer and/or committee chairperson cash retainer into our non-employee directors' deferred compensation plan. Directors who defer their cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan receive a 10% premium payment credited to their account. This premium vests in three years provided that the director does not transfer the underlying deferred amounts out of the stock fund prior to vesting.

Upon joining the Board, each new non-employee director receives a one-time stock option grant with a grant value of approximately $35,000 (based on a modified Black-Scholes methodology). These stock options vest in full one year from the date of grant.

In 2008, exclusive of the 10% premium, the total compensation paid to each of our non-employee directors was approximately $170,000. Each non-employee director who served as a committee chairperson received an additional $15,000. In 2008, 65% to 71% of the total compensation for each director was paid in the form of equity. This ratio ensures that the interests of directors are aligned with those of our shareholders and underscores the Board's commitment that its non-employee directors have a significant stake in the success of D&B.

In 2008, the mix of equity in the non-employee directors' compensation (total value of approximately $120,000) was split equally between options and restricted stock units. This paralleled the split in equity awards made to our named executive officers.

At year-end, the C&BC completed a review of market practice among our compensation comparison group as well as the broader marketplace. The C&BC noted the clear trend away from stock options and toward full-value shares. Based on its review of these market trends in non-employee director pay, the C&BC decided to revise the equity mix from 50% stock options and 50% restricted stock units to 100% restricted stock units for 2009. The amount of equity and the level of total compensation remain unchanged for 2009. The C&BC decided in favor of using 100% full-value shares to align our compensation practices better with those of companies similar to D&B. The C&BC also recognized that the continued strong emphasis on equity, regardless of vehicle, underscores the non-employee directors' shared goal with our named executive officers to drive the long-term success of the organization.

Non-employee directors are also provided with the following benefits:

- Reimbursement for reasonable company-related travel;

- Director continuing education and other expenses;

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- Travel accident insurance when traveling on company business;

- Personal liability insurance; and

- Participation in our charitable matching gift program up to $4,000 per calendar year.

Only non-employee directors receive compensation for serving on the Board. Directors who are also employees receive no additional compensation for their service.

External Benchmarking

The annual review of our non-employee directors' compensation program was conducted by our independent third-party compensation consultant, Hewitt Associates, retained by the C&BC. The review was completed to ensure that the non-employee directors' compensation program was competitive with current market practice and trends, was consistent with the principles of good governance, and was aligned with the interests of shareholders. As a result of our annual review, and based on the C&BC's recommendation, the Board determined that in 2009 the only change to the total compensation program for our non-employee directors would be to revise the equity mix as described above.

Stock Ownership Guidelines

Non-employee directors are required to hold 50% of all shares and restricted stock units obtained through the non-employee director compensation program throughout their tenure as directors of D&B, including net shares acquired upon the exercise of stock options. These guidelines further align the interests of directors and shareholders.

The following table summarizes the compensation paid to our non-employee directors in 2008:

Non-employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3)	Option Awards ($) (2) (4) (5)	All Other Compensation ($) (6) (7)	Total ($)
Austin A. Adams	50,000	59,890	48,982	6,500	165,373
John W. Alden	65,000	62,428	44,836	4,000	176,264
Christopher J. Coughlin	50,000	59,890	44,836	—	154,726
James N. Fernandez	50,000	59,890	44,836	5,000	159,726
Jonathan J. Judge (8)	3,261	3,823	1,959	—	9,043
Victor A. Pelson	65,000	74,853	44,836	6,500	191,189
Sandra E. Peterson	50,000	62,428	44,836	8,000	165,264
Michael R. Quinlan	65,000	59,890	44,836	6,500	176,226
Naomi O. Seligman	50,000	59,890	44,836	—	154,726
Michael J. Winkler	50,000	59,890	44,836	7,500	162,226

(1) In addition to the $50,000 annual cash retainer, the following non-employee directors received fees for serving as Committee chairpersons: Mr. Alden—$15,000 (for serving as Chair of the Board Affairs Committee); Mr. Pelson—$15,000 (for serving as Chair of the Audit Committee); Mr. Quinlan—$15,000 (for serving as Chair of the C&BC). Mr. Judge's annual retainer of $3,261 reflects the pro rata amount due to his appointment to the Board effective December 8, 2008.

(2) Amounts shown represent the dollar amount of compensation cost recognized for the requisite service period (2008) as described in SFAS No.123R. For more information on how we value stock-based awards for directors, which is similar to our valuation for our employees (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans.

(3) During 2008, each non-employee director received the following stock award grants: 347 restricted stock units, or RSUs, granted on March 3, 2008 and 345 RSUs granted on July 1, 2008. Mr. Judge received a pro rata grant of 51 RSUs on December 8, 2008 due to his appointment to the Board effective the same date. In addition, the following three non-employee directors received RSUs reflecting payment of a dividend equivalent in units on RSUs whose restrictions had lapsed:

	Date	Number of RSUs
John W. Alden	3/1/2008	13
	7/1/2008	16
Victor A. Pelson	3/1/2008	15
	7/1/2008	19
	8/15/2008	124
Sandra E. Peterson	3/1/2008	13
	7/1/2008	16

The per share grant date fair value is equal to the mean of the high and low trading prices of D&B stock on the NYSE as of the date of grant. On March 3, 2008, the per share grant date fair value was $86.22 and on July 1, 2008 the per share grant date fair value was $86.88. Therefore, excluding pro rata RSUs and dividend equivalent units, the total full fair value for RSUs granted to each non-employee director in 2008 was approximately $60,000. These RSUs vest in full on the third anniversary of the date of grant or at the director's termination of service, whichever is earlier. Dividend equivalent units vest in full when the restrictions on the corresponding RSUs lapse.

(4) On February 6, 2008, 2,590 stock options were granted to each of the non-employee directors (except Mr. Judge who was appointed to our Board on December 8, 2008) with an exercise price of $88.37, which was equal to the fair market value of our common stock on that date (i.e., the mean of the high and low trading prices). The timing of the stock option grants was consistent with our practice since 2003 to have annual grants of stock options to directors reviewed by the C&BC and approved by the Board at the first meeting of the year and to set the grant date associated with the options as five business days after our annual earnings release. The stock options vest in full on the first anniversary of the date of grant. Options not yet vested terminate upon the director's termination of service, except that if the director terminates by reason of death, disability or retirement before the first anniversary, a pro rata portion of such options vest. The stock options expire on February 6, 2018. Upon joining our Board, Mr. Judge received a one-time grant on December 8, 2008 comprised of 1,650 stock options with an exercise price of $76.29, which was equal to the fair market value of our common stock on that date. These stock options carry the same vesting provisions as described above except that the expiration date on them is December 8, 2018.

(5) Per SFAS No.123R, the grant date full fair value of each option granted on February 6, 2008 (includes all non-employee directors except Mr. Judge) is $44,632 and is based on the Black-Scholes option valuation model, which makes the following assumptions: an expected stock-price volatility factor of 18.86%; a risk-free rate of return of 2.84%; a dividend yield of 1.36%; and a weighted average exercise date of 5.5 years. In the case of Mr. Judge, the grant date full fair value of his options granted on December 8, 2008 is $23,510 and is based on the following assumptions: an expected stock-price volatility factor of 20.49%; a risk-free rate of return of 2.18%; a dividend yield of 1.57%; and a weighted average exercise date of 5.5 years. These assumptions may or may not be fulfilled. The grant date full fair value cannot be considered a prediction of future value. In addition, the options gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(6) All non-employee directors, other than Messrs. Alden, Coughlin and Judge and Ms. Seligman, elected to defer all or a portion of their 2008 cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan. The directors received a 10% premium on such deferred amounts. The 10% premiums are credited as additional deferrals under the D&B Common Stock Fund and vest on the third anniversary of the deferral; provided that none of the related deferred amounts are removed from the fund prior to this time. For the non-employee directors who elected to defer amounts into the D&B Common Stock Fund, the 10% premium was: Mr. Adams—$2,500; Messrs. Fernandez and Winkler—$5,000 each; Ms. Peterson—$4,000 and Messrs. Pelson and Quinlan—$6,500 each.

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(7) In addition, amounts shown for Messrs. Adams, Alden and Winkler and Ms. Peterson include matching gifts, respectively, of $4,000, $4,000, $2,500 and $4,000, made pursuant to the D&B Corporate Giving Program available to all of our employees and non-employee directors.

(8) Mr. Judge was appointed to the Board effective December 8, 2008.

As of December 31, 2008, the aggregate number of stock awards (including units held in the D&B Common Stock Fund under our non-employee directors' deferred compensation plan, legacy deferred performance shares, and legacy phantom stock) and stock options outstanding for each non-employee director was as follows:

Equity Awards Outstanding as of December 31, 2008

Non-employee Director	Stock Awards (#)	Option Awards (#)
Austin A. Adams	1,679	4,015
John W. Alden	2,150	9,752
Christopher J. Coughlin	5,237	11,325
James N. Fernandez	6,118	11,325
Jonathan J. Judge	51	1,650
Victor A. Pelson	5,048	20,787
Sandra E. Peterson	5,376	23,211
Michael R. Quinlan	24,765	34,839
Naomi O. Seligman	7,091	27,624
Michael J. Winkler	5,641	8,546

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the SEC regulations and the NYSE listing standards. The Audit Committee selects our independent registered public accounting firm. Management has the primary responsibility for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in compliance with generally accepted accounting principles, applicable laws and regulations. Our independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and the effectiveness of internal control over financial reporting. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Management has represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm in the course of performing its oversight role.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance). In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from us and D&B's management. The Audit Committee also considered whether the independent registered public accounting firm's provision of non-audit services to us is compatible with the firms' independence.

The Audit Committee met with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

Audit Committee

Victor A. Pelson, *Chairman*
Austin A. Adams
Christopher J. Coughlin
James N. Fernandez
Naomi O. Seligman

February 19, 2009

Audit Committee Pre-approval Policy

The Audit Committee of the Board of Directors has adopted an Audit Committee Pre-approval Policy. In accordance with this policy, the independent registered public accounting firm may not provide certain prohibited services. In addition, the Audit Committee must pre-approve the engagement terms and fees, and any changes to those terms and fees, of all audit and non-audit services performed by PricewaterhouseCoopers LLP. All pre-approval requests submitted to the Audit Committee are required to be accompanied by backup

documentation and a view from PricewaterhouseCoopers LLP and our chief financial officer that the services will not impair the independent registered public accounting firm's independence. The policy does not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate its authority to one or more of its members, subject to an overall annual limit. Pre-approvals by the delegated member or members must be reported to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees billed to us by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31,	
	2008	2007
	(In thousands)	
Audit Fees (1)	$4,763	$4,389
Audit Related Fees (2)	398	275
Tax Fees (3)	556	464
All Other Fees	—	—
Total Fees	$5,717	$5,128

(1) Consists primarily of professional fees for services provided in connection with the audit of our financial statements, review of our quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Consists primarily of fees for audits of our employee benefit plans and services in connection with the review of certain compensation-related disclosures in our proxy statement.

(3) Consists primarily of foreign tax planning and assistance in the preparation and review of our foreign income tax returns.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The members of our Board of Directors are classified into three classes, one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class are elected and have qualified.

Upon recommendation of the Board Affairs Committee, the Board of Directors has nominated Austin A. Adams, James N. Fernandez, Sandra E. Peterson and Michael R. Quinlan for election as Class III Directors at the 2009 Annual Meeting for a three-year term expiring at the 2012 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE AS DIRECTORS.

Nominees for Election as Directors with Terms Expiring at the 2012 Annual Meeting

Austin A. Adams
Retired Executive Vice President and Corporate Chief Information Officer
JPMorgan Chase

Austin A. Adams, age 65, has served as a director of D&B since April 2007, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Adams served as Executive Vice President and Corporate Chief Information Officer of JPMorgan Chase from July 2004 (upon the merger of JPMorgan Chase and Bank One Corporation) until his retirement in October 2006. Prior to the merger, Mr. Adams served as Executive Vice President and Chief Information Officer of Bank One from 2001 to 2004. Mr. Adams is also a director of the following public company: Spectra Energy, Inc.

James N. Fernandez
Executive Vice President and Chief Financial Officer
Tiffany & Co.

James N. Fernandez, age 53, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Board Affairs Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., the most recent of which is Executive Vice President and Chief Financial Officer since January 1998, with responsibility for accounting, treasury, investor relations, information technology, financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez does not serve on the board of any public companies other than D&B.

Sandra E. Peterson
Executive Vice President and President, Medical Care
Bayer HealthCare LLC

Sandra E. Peterson, age 50, has served as a director of D&B since September 2002, and is a member of the Board Affairs Committee and Compensation & Benefits Committee. Ms. Peterson has served as Executive Vice President and President, Medical Care, Bayer HealthCare LLC, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, as well as other medical devices, since May 2005. Ms. Peterson previously served as group president of government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, senior vice president of Medco's health businesses from April 2001 through August 2003 and senior vice president of marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public companies other than D&B.

Michael R. Quinlan
Chairman Emeritus
McDonald's Corporation

Michael R. Quinlan, age 64, has served as a director of D&B since 1989, and is chairman of the Compensation & Benefits Committee and a member of the Board Affairs Committee. Mr. Quinlan is also the presiding director for the regularly scheduled executive sessions of non-management directors. Mr. Quinlan served as a director of McDonald's Corporation, a global food service retailer, from 1979 until his retirement in 2002. He was the Chairman of the Board of Directors of McDonald's from March 1990 to May 1999 and Chief Executive Officer from March 1987 through July 1998. Mr. Quinlan is also a director of the following public company: Warren Resources, Inc.

Directors with Terms Expiring at the 2010 Annual Meeting

John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.

John W. Alden, age 67, has served as a director of D&B since December 2002, and is chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS's board of directors from 1988 to 2000. His most recent role was as vice chairman of the board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc.

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.

Christopher J. Coughlin, age 57, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Coughlin has served as Executive Vice President and Chief Financial Officer of Tyco International Ltd., a global business with leading positions in residential and commercial security, fire protection and industrial products and services, since March 2005. Previously, he served at The Interpublic Group of Companies, Inc. as Executive Vice President and Chief Operating Officer from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 to 2003. Mr. Coughlin is also a director of the following public company: Covidien Ltd.

Sara Mathew
President and Chief Operating Officer
The Dun & Bradstreet Corporation

Ms. Mathew, age 53, has served as our President and Chief Operating Officer since March 2007, and was named to our board of directors effective January 2008. She previously served as Chief Financial Officer from August 2001 to February 2007 in addition to serving as President, D&B U.S. from September 2006 to February 2007, with additional leadership responsibility for strategy from January 2005 to February 2007. In addition, Ms. Mathew served as President, D&B International from January 2006 through September 2006. Before joining D&B, she served in various positions at Procter & Gamble, including Vice President of Finance for the ASEAN region from August 2000 to July 2001, Comptroller and Chief Financial Officer of the global baby care business unit from July 1998 to July 2000, and various other positions prior to that. Ms. Mathew is also a director of the following public company: Campbell Soup Company.

Victor A. Pelson
Retired Senior Advisor
UBS Securities LLC

Victor A. Pelson, age 71, has served as a director of D&B since April 1999, and is chairman of the Audit Committee and a member of the Compensation & Benefits Committee. Mr. Pelson served as senior advisor for UBS Securities LLC, an investment banking firm, and its predecessors since 1996 to 2007. He was a director and senior advisor of Dillon Read at its merger in 1997 with SBC Warburg. Prior to that, Mr. Pelson was associated with AT&T from 1959 to 1996. At the time of his retirement from AT&T, Mr. Pelson was chairman of global operations and a member of the board of directors. Mr. Pelson is also a director of the following public company: Eaton Corporation.

Directors with Terms Expiring at the 2011 Annual Meeting

Steven W. Alesio
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation

Steven W. Alesio, age 54, has served as our Chairman of the Board since May 30, 2005, as our Chief Executive Officer since January 2005, and was named to our board of directors in May 2002. He also served as Chief Operating Officer from May 2002 to December 2004, and as President from May 2002 to February 2007. Mr. Alesio previously served as our Senior Vice President of Global Marketing, Strategy Implementation, E-Business Solutions™ and Asia-Pacific/Latin America from July 2001 to April 2002, with additional leadership responsibility for data and operations from February 2001 to April 2002, and as Senior Vice President of Marketing, Technology, Communications and Strategy Implementation from January 2001 to June 2001. Before joining D&B, Mr. Alesio was with the American Express Company for 19 years, most recently serving as President and General Manager of the Business Services Group and as a member of that company's Planning and Policy Committee, a position he held from January 1996 to December 2000. Mr. Alesio does not serve on the board of any public companies other than D&B.

Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.

Jonathan J. Judge, age 55, has served as a director of D&B since December 8, 2008. Since October 2004, Mr. Judge has served as President and Chief Executive Officer of Paychex, Inc., a national provider of payroll, human resource and benefits outsourcing solutions for small to medium-sized businesses. Prior to that, he served as President and Chief Executive Officer of Crystal Decisions, Inc., an information management software company, from October 2002 through December 2003. From 1976 to 2002, Mr. Judge worked for IBM Corporation in various sales, marketing and executive management positions, most recently as general manager of IBM's Personal Computing Division and member of IBM's Worldwide Management Committee. Mr. Judge is also a director of the following public companies: Paychex, Inc. and PMC-Sierra, Inc.

Naomi O. Seligman
Senior Partner
Ostriker von Simson, Inc.

Naomi O. Seligman, age 70, has served as a director of D&B since June 1999, and is a member of the Audit Committee and Board Affairs Committee. Ms. Seligman is a senior partner at Ostriker von Simson, Inc. and co-partner of the CIO Strategy Exchange, a private forum for discussion and research which facilitates a dialogue between the chief information officers of large multinational corporations, premier venture capitalists, and computer industry establishment chief executive officers. Previously, Ms. Seligman was a senior partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999. Ms. Seligman is also a director of the following public companies: Akamai Technologies, Inc. and Oracle Corporation.

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Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company

Michael J. Winkler, age 64, has served as a director of D&B since March 2005, and is a member of the Board Affairs Committee and Compensation & Benefits Committee. Mr. Winkler served at Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as Executive Vice President and Chief Marketing Officer of Hewlett-Packard. Prior to that, Mr. Winkler was Executive Vice President for HP Worldwide Operations from May 2002 to November 2003, and served as Executive Vice President, Global Business Units for Compaq Computer Corporation from June 2000 to May 2002. He also served as Senior Vice President and General Manager of Compaq's Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler does not serve on the board of any public companies other than D&B.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit the consolidated financial statements for the year ending December 31, 2009. Although shareholder approval of this appointment is not required, the Audit Committee and the Board of Directors believe that submitting the appointment to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will review its future selection of independent registered public accounting firm, but still may retain them. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of D&B and our shareholders.

PricewaterhouseCoopers acted as our independent registered public accounting firm for the 2008 fiscal year. In addition to its audit of our consolidated financial statements, PricewaterhouseCoopers also performed statutory audits required by certain international jurisdictions, audited the financial statements of our various benefit plans, and performed certain non-audit services. Fees for these services are described under the "Fees Paid to Independent Registered Public Accounting Firm" section of this proxy statement.

A representative of PricewaterhouseCoopers is expected to be present at the meeting. Such representative will have the opportunity to make a statement, if he or she so desires, and is expected to be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 3

APPROVAL OF THE 2009 STOCK INCENTIVE PLAN

The Board of Directors is seeking shareholder approval for The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, or 2009 SIP. This plan, which provides for grants of stock options and other equity-based awards to eligible employees of the company, is an integral part of our pay-for-performance compensation philosophy. This philosophy is more fully described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

The Board believes that approval of the proposed 2009 SIP has a number of important benefits to shareholders, including that it:

- Aligns the long-term success of the company with plan participants' total rewards opportunity by providing for the continued use of performance-based incentives which deliver value to plan participants only if performance criteria are met or exceeded;

- Provides for the continued granting of equity-based compensation, which is a crucial element in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to the development and execution of the company's strategy;

- Enables appropriate management of shareholder dilution by incorporating a plan provision that requires greater weighting be placed on full-value shares when deducted from the available share pool; and

- Preserves tax deductibility as shareholder approval of the 2009 SIP will ensure the continued deductibility of awards under the 2009 SIP under Section 162(m) of the Internal Revenue Code, or IRC.

The proposed 2009 SIP, which is substantially the same as our current stock incentive plan, The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, or 2000 SIP, will continue to allow for the granting of a range of equity compensation, including stock options, stock appreciation rights, or SARs, restricted stock, performance-based awards, and other equity-based awards. The total number of shares that may be issued for awards under the 2009 SIP is 5,400,000. The total number of shares that may be issued for awards to any single participant during a calendar year is 700,000. No awards may be granted under the 2009 SIP after May 4, 2019.

Since 2004, we have granted a combination of stock options and performance-based restricted stock. This practice accomplishes two goals: first, we limit the number of stock options granted annually and second, we align company performance and compensation for key employees with the use of performance-based restricted stock awards which are in keeping with our pay-for-performance principle. Our senior leadership team (currently, approximately 90 executives worldwide), has received a combination of equity-based awards, with 50% of the their total annual equity-based compensation opportunity granted in stock options and the remaining 50% granted in the form of a performance-based restricted stock opportunity. The restricted stock opportunity represents a right to receive restricted common stock, provided one or more of the performance-based targets (which we believe drives shareholder value creation), selected in advance by the C&BC, are met or exceeded.

We limit the use of equity-based awards to those positions in the organization that drive the execution of the company's strategy and the delivery of shareholder value. In selecting participants into the program, we apply specific criteria to ensure we reward company leaders who are focused on and can impact long-term shareholder value creation. Participants are selected from among direct reports to members of the Global Leadership Team, or GLT, and are the most senior leaders in the company focused on the long-term growth and success of the business in line with our strategy. Participants have clear line-of-sight to long-term value creation, are leaders who drive major initiatives of our strategy (including product innovation, technology delivery, acquisitions, and revenue growth), and are leaders who have primary accountability for the largest revenue or critical resource units of the company.

As of March 9, 2009, we have 294,532 total shares of common stock remaining in the 2000 SIP, out of the currently authorized amount of 9,700,000 shares. The limited number of shares remaining in the 2000 SIP would

preclude us from continuing to award equity, an essential component of our pay-for-performance compensation philosophy. Provided that we continue with current granting practices, we estimate that the remaining pool of shares available under the 2000 SIP would be fully depleted by the end of 2009.

The Board of Directors is requesting an authorization of 5,400,000 shares under the 2009 SIP. Any shares left in the 2000 SIP would carry over into the 2009 SIP as of May 5, 2009. In order to minimize shareholder dilution, a provision (consistent with an amendment approved in 2005) is included in the 2009 SIP, which provides that each full value share of common stock granted pursuant to a stock-based equity grant (other than options or SARs per Sections 7 and 9 of the 2009 SIP) counts against the total number of shares remaining available for award under the 2009 SIP as 2.3 shares of common stock (see example below).

Example: If a participant is awarded 100 shares of restricted stock, the total pool of shares available for stock options and other equity-related awards under the 2009 SIP is reduced by 230 shares. If a participant is awarded 100 options, the total pool of shares available for awards is reduced by 100 shares.

The 2009 SIP permits stock options, SARs and other performance-based awards to be considered "qualified performance-based compensation" as defined under regulations interpreting Section 162(m) of the IRC. Section 162(m) of the IRC limits the deductibility of compensation in excess of $1 million paid by a publicly traded corporation to certain "covered employees" unless it is qualified performance-based compensation. Under current regulations interpreting Section 162(m), the grant by a compensation committee made up of "outside directors" of at-the-money options, SARs and other performance-based awards under a shareholder approved plan that expressly limits the amount of such grants that can be made to any individual employee over a specified period of time and, if applicable, sets forth the performance goals that the compensation committee of outside directors may consider, is considered qualified performance-based compensation. Notwithstanding shareholder approval of the 2009 SIP at the 2009 Annual Meeting, we reserve the right to pay our employees, including recipients of awards under the 2009 SIP, amounts that may or may not be deductible under Section 162(m) or other provisions of the IRC.

If the 2009 SIP is approved by shareholders at the 2009 Annual Meeting, it will be effective with respect to all awards granted thereafter. If the 2009 SIP is not approved by shareholders, all awards will be granted under the 2000 SIP and will be made in accordance with the terms of the 2000 SIP.

The following summary of the 2009 SIP is subject to the complete terms of the plan, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. All capitalized terms not defined in the summary below have the same meaning as in the 2009 SIP.

1. *Administration.* The Compensation & Benefits Committee, or C&BC, selects Participants, the number of Shares and the types of Awards to be granted to each Participant, and has the authority to administer and interpret the 2009 SIP. Members of the C&BC are "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code, or IRC.

2. *Eligibility.* Employees of the company and its Subsidiaries and Affiliates are eligible to participate in the 2009 SIP. The C&BC has the authority to select the Eligible Individuals to whom Awards will be granted. The C&BC's practice is to grant awards to individuals who are in a position to significantly contribute to the company and its Subsidiaries and Affiliates. Approximately 90 employees are participating in the 2000 SIP during 2009.

3. *Shares Subject to Plan; Maximum Award.* Under the 2009 shareholder authorization, the total number of Shares that may be awarded under the 2009 SIP is 5,400,000 plus any shares that are available for issuance under the prior 2000 SIP that are not subject to outstanding awards as of the Effective Date or that become available for issuance upon forfeiture, cancellation or expiration of awards granted under the 2000 SIP without having been exercised or settled in shares. The amount, as of the grant date, that may be awarded to any Participant during a

calendar year is 700,000 Shares (for Awards denominated in Shares) or $5,000,000 (for Awards denominated in cash). The issuance of Shares pursuant to an Award will reduce the total number of Shares available under the 2009 SIP, except that each full value Share awarded and distributed will reduce the total number of Shares available under the 2009 SIP by 2.3 Shares. No Awards may be granted after May 4, 2019.

4. *Awards in General.* Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Stock, Performance Stock Units, Performance Awards and other equity-based awards may be granted under the 2009 SIP either singly or in combination or tandem with any other Award, as the C&BC may determine. No outstanding underwater Option or Stock Appreciation Right shall be replaced or cancelled and exchanged for another Award or cash without prior shareholder approval.

5. *Stock Options.* Options granted under the 2009 SIP may be Nonqualified Stock Options or Incentive Stock Options for federal income tax purposes and will be subject to the following terms and conditions:

A. *Exercise Price.* The exercise price or purchase price per share of common stock underlying an Option will be determined by the C&BC, but may not be less than 100% of the Fair Market Value of a Share on the date of grant.

B. *Term.* An Option will be vested and exercisable at such time and upon such terms and conditions as may be determined by the C&BC, but in no event will an Option be exercisable more than ten years after the date of grant.

C. *Payment.* Payment in full for all Shares purchased upon exercise of an Option must be made at the time of exercise in cash, in freely transferable Shares, partly in cash and partly in such Shares, or through net share settlement or similar procedure, as permitted by the C&BC. The C&BC may permit a Participant to elect to have a portion of the Shares deliverable upon exercise of the Option withheld to provide for payment of applicable federal, state or local withholding taxes. Otherwise, withholding taxes will be payable in cash or Shares at the time of exercise.

D. *Termination of Employment by Death or Disability.* Unless determined otherwise by the C&BC at the time of grant, if a Participant's employment terminates by reason of death or Disability on or after the first anniversary of the date of grant of an Option, the Option will immediately vest in full, and thereafter may be exercised during the five years after the date of death or Disability or the remaining stated term of the Option, whichever period is shorter.

E. *Termination of Employment by Retirement.* Unless determined otherwise by the C&BC at the time of grant, if a Participant's employment terminates by reason of Retirement on or after the first anniversary of the date of grant of an Option, the Option may be exercised during the five years after the date of Retirement or the remaining stated term of the Option, whichever period is shorter (the "Post-Retirement Exercise Period"); provided that if the Participant dies within a period of five years after Retirement, the Post-Retirement Exercise Period is extended through the first anniversary of the date of death unless the Option expires earlier by its stated term.

F. *Other Termination of Employment.* Unless determined otherwise by the C&BC at the time of grant, if a Participant's employment terminates for any reason (other than death, Disability or Retirement on or after the first anniversary of the date of grant), each Option then held by the Participant may be exercised through the 90th day after the date of such termination, but only to the extent such Option was exercisable at the time of termination. The C&BC has the discretion to accelerate the vesting, exercisability or settlement of, eliminate the restrictions and conditions applicable to, or extend the post-termination exercise period of an outstanding Award.

6. *Restricted Stock and Restricted Stock Units.* The C&BC may grant Awards of Restricted Stock and Restricted Stock Units. At the sole discretion of the C&BC, Restricted Stock Units may be settled in Shares, cash or a combination of cash and Shares with a value equal to the Fair Market Value of the Shares at the time of payment.

7. *Stock Appreciation Rights.* A Stock Appreciation Right entitles a Participant to a cash payment equal to the excess of the Fair Market Value on the exercise date of the number of Shares for which the Stock Appreciation Right is exercised over the exercise price for the Stock Appreciation Right specified in the applicable Award Document. The exercise price will be determined by the C&BC, but may not be less than 100% of the Fair Market Value of a Share on the date of grant. Stock Appreciation Rights may be granted in tandem with Options or independently.

8. *Performance-Based Awards.* The C&BC may grant Awards of Shares of Performance Stock, Performance Stock Units or other Performance Awards that are valued in whole or in part by reference to the Fair Market Value of such Shares. The terms and conditions of these other equity-based awards may be set by the C&BC, and such Awards may be granted in a manner intended to result in the Award qualifying as "performance-based" compensation resulting in a deduction by the company under Section 162(m) of the IRC ("Performance-Based Awards"). Any such Performance-Based Awards will be subject to the following additional terms and conditions:

A. *Performance Goals.* Performance-Based Awards will be determined based on the attainment of written Performance Goals approved by the C&BC for a Performance Period established by the C&BC, while the outcome for that Performance Period is substantially uncertain and no more than 90 days after the commencement of the Performance Period to which the Performance Goals relate or, an earlier or later date permitted or required by Section 162(m) of the IRC. The Performance Goals will be comprised of measures as the C&BC deems appropriate, including, but not limited to: revenues or sales; operating income or operating income as a percentage of sales or revenue; earnings before interest, taxes, depreciation and amortization; net income or net income as a percentage of sales or revenue; earnings per share; cash flow, free cash flow or operating cash flow; total shareholder return; working capital and return on investment before or after the cost of capital. For a complete list of goals, refer to the 2009 SIP at Exhibit B. These criteria may relate to the individual participant or objectives that are company-wide or relate to one or more of its subsidiaries, partnerships, joint ventures, divisions, departments, regions, functions, business units, product lines or products or any combination of the foregoing, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination thereof, all as the C&BC determines. To the degree consistent with Section 162(m) of the IRC, the Performance Goals may be calculated without regard to extraordinary items or accounting changes.

B. *Payment.* The C&BC determines whether the applicable Performance Goals have been met and certifies and ascertains the amount of the Award. The C&BC may determine, at the time of grant, that if performance exceeds the specified Performance Goals, the Award may be settled with payment greater than the Target Number or Target Payment. At the discretion of the C&BC, the amount of the Performance-Based Award actually paid may be less than the amount determined by the applicable performance goal formula. The amount payable in respect of an Award will be paid at such time as determined by the C&BC in its sole discretion after the end of such Performance Period.

9. *Other Awards.* The C&BC may grant Awards of other forms of equity-based compensation that the C&BC determines to be consistent with the purpose of the 2009 SIP and the interests of the company. The Other Awards may provide for payments based in whole or in part on the value or future value of Shares, for the acquisition or future acquisition of Shares, or any combination thereof. If the value of an Other Award is based on a spread value, the grant or exercise price will not be less than 100% of the Fair Market Value of the Shares on the date of grant.

10. *Certain Restrictions.*

A. *Transfers.* No Award will be transferable except where specified by a beneficiary designation, last will and testament or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order. The C&BC may, however, subject to Applicable Law and the terms and conditions that it will specify, permit the transfer of an Award, other than an Incentive Stock Option, for no consideration to a Permitted Transferee. Any Award transferred to a Permitted Transferee will be further transferable only by last will and testament or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

B. *Award Exercisable Only by Participant.* During the lifetime of a Participant, an Award will be exercisable only by the Participant or by a Permitted Transferee to whom the Award has been transferred. The grant of an Award will impose no obligation on a Participant to exercise or settle the Award.

C. *Beneficiary Designation.* The beneficiary or beneficiaries of the Participant to whom any benefit under the 2009 SIP is to be paid in case of his or her death before he or she receives any or all of the benefit will be determined under The Dun & Bradstreet Corporation Welfare Benefit Plan.

11. *Recapitalization or Reorganization.* The existence of the 2009 SIP, the Award Documents and the Awards granted under the 2009 SIP will not affect or restrict the right or power of the company or shareholders to authorize any adjustment, recapitalization, reorganization or other change in the company's capital structure or business. The number and kind of Shares authorized for issuance under the 2009 SIP will be equitably adjusted in the manner deemed necessary by the C&BC in the event of any changes in the outstanding shares of the company's common stock, including a stock split, reverse stock split, stock dividend, recapitalization, reorganization, partial or complete liquidation, reclassification, merger, consolidation, separation, extraordinary cash dividend, split-up, spin-off, combination, exchange of Shares, warrants or rights offering to purchase Shares at a price substantially below Fair Market Value, or any other corporate event or distribution of stock or property of the company affecting the Shares in order to preserve the intended benefits available under the 2009 SIP. In addition, upon the occurrence of any of these events, the number and kind of Shares subject to any outstanding Award and the exercise price per Share under any outstanding Award will be equitably adjusted in the manner deemed necessary by the C&BC in order to preserve the benefits intended to be made available to Participants. The adjustments will be made by the C&BC. Unless otherwise determined by the C&BC, the adjusted Awards will be subject to the same restrictions and vesting or settlement schedule as applied to the Award prior to such adjustment. In the event of a Change in Control, Awards granted under the 2009 SIP shall accelerate as follows: (i) each Option and Stock Appreciation Right shall become immediately vested and exercisable, subject to the right of the C&BC to make adjustments in certain circumstances; (ii) restrictions on restricted shares shall lapse; and (iii) Performance-Based Awards shall become payable as if targets for the current period were satisfied at 100% unless the C&BC determines otherwise.

12. *Term of the Plan and Effective Date.* Unless terminated earlier pursuant to the termination provision set forth in the 2009 SIP, the 2009 SIP will terminate on the tenth anniversary of the Effective Date, except with respect to Awards which are outstanding. No Awards may be granted under the 2009 SIP on or after the tenth anniversary of the Effective Date.

13. *Amendment and Termination.* The C&BC may terminate or amend, modify or suspend the 2009 SIP. However, no termination, amendment, modification or suspension (i) will be effective without the approval of the shareholders of the company if shareholder approval is required under the rules and listing standards of the NYSE or other Applicable Law, (ii) will result in any Option, Stock Appreciation Right or similar Award being repriced and (iii) will materially and adversely alter or impair the rights of a Participant in any outstanding Award without the Award holder's consent.

The Board will have broad authority to amend the 2009 SIP or any outstanding Award under the 2009 SIP without Participant consent if it is deemed necessary or desirable (a) to comply with, take into account changes

26

in, interpretations of or guidance put into effect under applicable tax laws, securities laws, employment laws, accounting rules and other Applicable Law, (b) to take into account unusual or nonrecurring events or market conditions (including, without limitation, actions related to recapitalization or reorganization), or (c) to take into account significant acquisitions or dispositions of assets or other property by the company.

14. *Federal Income Tax Consequences.* The following is a brief discussion of certain federal income tax consequences relevant to participants and to the company. It is not intended to be a complete description of all possible tax consequences with respect to awards granted under the 2009 SIP.

A. *Nonqualified Stock Options.* A Participant who is granted a Nonqualified Stock Option will not recognize income at the time the Option is granted. Upon the exercise of the Option, however, the difference between the fair market value of the shares on the date of exercise and the Option price will be treated as ordinary income to the Participant, and the company will generally be entitled to a deduction for income tax purposes in the same year in an amount measured by the amount of ordinary income recognized by the Participant. The Participant will have a basis in the shares received as a result of the exercise, for purposes of computing capital gain or loss, equal to the fair market value of those shares on the exercise date, and the Participant's holding period of the shares received will commence on the day following the date of exercise. Upon a subsequent sale of such shares, the Participant will recognize a short-term or long-term capital gain or loss, depending upon his or her holding period for such shares.

B. *Incentive Stock Options.* A Participant who is granted an Incentive Stock Option satisfying the requirements of the IRC will not recognize income at the time the Option is granted or exercised. The excess of the fair market value of the Shares on the date of exercise over the Option price is, however, included in determining the Participant's alternative minimum tax as of the date of exercise. If the Participant does not dispose of Shares received upon exercise of the Option less than one year after exercise or two years after grant of the Option (the "Holding Period"), upon the disposition of such Shares the Participant will recognize a long-term capital gain or loss based on the difference between the Option exercise price and the fair market value of Shares on the date of disposition. In such event, the company is not entitled to a deduction for income tax purposes in connection with the exercise of the Option. If the Participant disposes of the Shares received upon exercise of the Incentive Stock Option without satisfying the Holding Period requirement, the Participant must generally recognize ordinary income equal to the lesser of: (i) the fair market value of the Shares at the date of exercise of the Option over the Option price; or (ii) the amount realized upon the disposition of such Shares over the Option price. Any further appreciation, if any, is taxed as a short-term or long-term capital gain, depending on the Participant's Holding Period. In such event, the company would be entitled to a deduction for income tax purposes in the same year in an amount measured by the amount of ordinary income taxable to the Participant.

C. *Stock Appreciation Rights.* Upon exercise of a Stock Appreciation Right, a Participant will recognize taxable income in the amount of the aggregate cash received. The company will be entitled to a deduction for income tax purposes in the amount of such taxable income recognized by the Participant.

D. *Other Stock-Based Awards.* A Participant who is granted a stock-based award other than an Option or a Stock Appreciation Right will generally recognize, in the year of grant, ordinary income equal to the fair market value of the property received. If such other stock-based award is subject to restrictions, the Participant will not recognize ordinary income until the restrictions lapse, unless the Participant makes an election pursuant to Section 83(b) of the IRC. The company would be entitled to a deduction for income tax purposes in the same year in an amount measured by the amount of ordinary income taxable to the Participant.

Required Vote. Approval of the 2009 SIP requires the favorable vote of a majority of the votes cast on this matter, provided that the total votes cast on this matter represent a majority of the shares outstanding on March 9, 2009 and entitled to vote.

The following table provides the number of shares outstanding and the number of shares available for future grant as of March 9, 2009, the record date:

Number of Stock Options Outstanding		3,027,389
Weighted Average Exercise Price	$	61.86
Weighted Average Term (in years)		6.3
Number of Stock Awards Outstanding		492,641
Number of Shares Remaining for Future Grant:		
2000 D&B Stock Incentive Plan (SIP)		294,532
2000 D&B Non-employee Directors' Stock Incentive Plan (DSIP)		304,224
Common Shares Outstanding		53,590,893

Aggregate Share Authorization Calculation:
Upon approval of the 2009 SIP by shareholders, shares remaining in the 2000 SIP will be rolled over into the 2009 SIP and will become available for future grant under the terms and conditions of the 2009 SIP. No future grants will be made out of the 2000 SIP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE 2009 STOCK INCENTIVE PLAN.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS

The following table shows the number of shares of our common stock beneficially owned by each of the directors, each of the named executive officers listed in the Summary Compensation Table in this proxy statement, and all present directors and executive officers of D&B as a group, as of February 28, 2009. The table also shows the names, addresses and share ownership of the only persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. This information is based upon information furnished by each such person or, in the case of the beneficial owners, based upon public filings by the beneficial owners with the SEC. Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of our common stock outstanding on February 28, 2009, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning D&B stock units, the value of which is measured by the price of our common stock. D&B stock units do not confer voting rights and are not considered beneficially owned shares under SEC rules.

Name	Aggregate Number of Shares Beneficially Owned (1) (2)	D&B Stock Units	Percent of Shares Outstanding
Austin A. Adams	6,015	3,203	*
John W. Alden	15,317	3,698	*
Christopher J. Coughlin	12,125(3)	6,836	*
James N. Fernandez	13,325(4)	7,717	*
Jonathan J. Judge	—	1,558	*
Victor A. Pelson	29,978(5)	6,598	*
Sandra E. Peterson	27,489	6,963	*
Michael R. Quinlan	35,557	26,586	*
Naomi O. Seligman	28,178	8,764	*
Michael J. Winkler	8,546	7,228	*
Steven W. Alesio	504,606	—	*
Anastasios G. Konidaris	42,839	—	*
Sara Mathew	442,312	—	*
Byron C. Vielehr	105,049	—	*
James P. Burke	40,131	—	*
All current directors and executive officers as a group (19 persons)	1,451,007	75,947	2.85%
Barclays Global Investors, N.A. and certain related entities (6) 45 Fremont Street San Francisco, California 94105	3,969,453	—	7.42%
Cramer Rosenthal McGlynn LLC (7) 520 Madison Avenue New York, New York 10022	2,793,558	—	5.22%
Davis Selected Advisers, L.P. (8) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	8,376,258	—	15.65%

* Represents less than 1% of our outstanding common stock.
(1) Includes shares of restricted common stock as follows: Mr. Alesio, 31,278; Mr. Konidaris, 4,778; Ms. Mathew, 14,981; Mr. Vielehr, 14,422; Mr. Burke, 14,029; and all current directors and executive officers as a group, 101,540.
(2) Includes the maximum number of shares of common stock that may be acquired within 60 days of February 28, 2009, upon the exercise of vested stock options as follows: Mr. Adams, 4,015; Mr. Alden, 9,752; Mr. Coughlin, 11,325; Mr. Fernandez, 11,325; Mr. Pelson, 20,787; Ms. Peterson, 23,211; Mr. Quinlan, 34,839; Ms. Seligman, 27,624; Mr. Winkler, 8,546; Mr. Alesio, 364,525; Mr. Konidaris,

33,525; Ms. Mathew, 407,900; Mr. Vielehr, 57,900; Mr. Burke, 18,200; and all current directors and executive officers as a group, 1,122,378.

(3) Includes 800 shares owned by Mr. Coughlin's spouse, to which Mr. Coughlin disclaims beneficial ownership.

(4) Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.

(5) Includes 3,000 shares as to which Mr. Pelson has shared voting and shared dispositive power.

(6) Barclays Global Investors, N.A. and certain related entities filed a Schedule 13G with the SEC on February 5, 2009. This Schedule 13G shows that Barclays Global Investors, N.A. had sole voting power over 2,263,738 shares and sole dispositive power over 2,731,974 shares; Barclays Global Fund Advisors had sole voting power over 623,183 shares and sole dispositive power over 626,564 shares; Barclays Global Investors, Ltd. had sole voting power over 271,257 shares and sole dispositive power over 329,779 shares; Barclays Global Investors Japan Limited had sole voting and sole dispositive power over 218,808 shares; Barclays Global Investors Canada Limited had sole voting and sole dispositive power over 55,643 shares; and Barclays Global Investors Australia Limited had sole voting and sole dispositive power over 6,685 shares.

(7) Cramer Rosenthal McGlynn LLC filed a Schedule 13G with the SEC on February 13, 2009. This Schedule 13G shows that Cramer Rosenthal McGlynn LLC, an investment adviser, had sole voting power over 2,674,793 shares, sole dispositive power over 2,793,558 shares, shared voting power over 26,110 shares and shared dispositive power over 150,675 shares.

(8) Davis Selected Advisers, L.P. filed a Schedule 13G/A with the SEC on February 13, 2009. This Schedule 13G/A shows that Davis Selected Advisers, L.P., a registered investment company, had sole voting power over 8,030,086 shares and sole dispositive power over 8,376,258 shares.

EXECUTIVE OFFICERS

The following table lists all of our executive officers as of March 23, 2009. Our executive officers are elected by our board of directors and each will hold office until his or her successor is selected, or until his or her earlier resignation or removal.

Name	Title	Age
Steven W. Alesio (1)	Chairman and Chief Executive Officer	54
James P. Burke	President, Global Information Services and Chief Quality Officer	43
Patricia A. Clifford	Senior Vice President and Chief Human Resources Officer	44
Charles E. Gottdiener	President, Global Risk, Analytics and Internet Solutions	44
Walter S. Hauck, III	Senior Vice President, Technology and Chief Information Officer	49
Jeffrey S. Hurwitz	Senior Vice President, General Counsel and Corporate Secretary	48
Anastasios G. Konidaris	Senior Vice President and Chief Financial Officer	42
Sara Mathew (2)	President and Chief Operating Officer	53
Byron C. Vielehr	President, Integration Solutions	45

(1) Mr. Alesio's biographical information is provided above under the "Directors with Terms Expiring at the 2011 Annual Meeting" section of this proxy statement.

(2) Ms. Mathew's biographical information is provided above under the "Directors with Terms Expiring at the 2010 Annual Meeting" section of this proxy statement.

Mr. Burke has served as President, Global Information Services and Chief Quality Officer since February 2009. He previously served as President, U.S. Customer Segments from January 2008 to February 2009. He previously served as Senior Vice President, Chief Marketing Officer and Leader, Global Solutions, from January 2006 to December 2007, and Leader, U.S. Risk Management Solutions from July 2004 to December 2005, in addition to serving as Vice President, RMS Products and Marketing from April 2004 to October 2004. Mr. Burke also served as Vice President, RMS Traditional Products from March 2003 to March 2004, and as Vice President, Small Business Solutions from December 2001 to February 2003. Prior to joining D&B, Mr. Burke was the Chief Development Officer with Prudential's e-business group from March 2000 to July 2001 and Head of Internet Marketing at First USA Bank from September 1997 to February 2000.

Ms. Clifford has served as Senior Vice President, Human Resources and Winning Culture, since January 2006 and as Chief Human Resources Officer since January 2008. She also has additional leadership responsibility for communications. Ms. Clifford previously served as Vice President, Human Resources and Winning Culture, from 2002 until December 2007, Executive Assistant to the Chairman and Chief Executive Officer and Winning Culture Champion from April 2001 to May 2002, and as Assistant Corporate Secretary from October 1996 to March 2001.

Mr. Gottdiener has served as President, Global Risk, Analytics and Internet Solutions since January 2008. He previously served as Senior Vice President and Leader, Small Business Marketing, from November 2006 to December 2007. Prior to that, he served as Vice President, Corporate Strategy & Development at Unisys Corporation, from March 2006 to November 2006, Leader, Strategy and Business Development of D&B from September 2002 to February 2006, and was a Vice President with Cap Gemini Ernst & Young from January 2001 to August 2002. From October 1999 until January 2001, he was employed with Stockback LLC, first as Executive Vice President of Business Development and Marketing and then as Chief Operating Officer and Chief Financial Officer.

Mr. Hauck has served as Senior Vice President, Technology and Chief Information Officer since December 2008. Before joining D&B, Mr. Hauck served in various positions at Pfizer from June 1995 until November 2008, most recently as Vice President, Global Technology.

Mr. Hurwitz has served as Senior Vice President, General Counsel and Corporate Secretary since March 2007. He previously served as Vice President and Deputy General Counsel from September 2003 to February 2007. Before joining D&B, Mr. Hurwitz was in private practice from June 2000 until June 2003, serving as Of Counsel at Hale and Dorr LLP from November 2001 to June 2003. Until May 2000, Mr. Hurwitz was Corporate Senior Vice President, General Counsel and Secretary for Covance, Inc.

Mr. Konidaris has served as Senior Vice President and Chief Financial Officer since March 2007. He previously served as Leader, Finance Operations, from March 2005 to February 2007 and as Principal Accounting Officer from May 2005 to February 2007. Before joining D&B, he served at Schering Plough as Group Vice President of the Global Diversified Products Group Division from May 2004 to February 2005 and Group Vice President of Finance, Global Pharmaceutical Group from August 2003 to May 2004. Prior to that time, Mr. Konidaris was Vice President of Finance, North America of Pharmacia Corporation from June 2000 to July 2003.

Mr. Vielehr has served as President, Integration Solutions, since December 2008. From July 2005 to November 2008 he served as our Chief Information Officer. In addition, Mr. Vielehr had the responsibilities of Chief Quality Officer from December 2007 to February 2009. Before joining D&B, he served as President and Chief Operating Officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to that, Mr. Vielehr held several leadership positions with Merrill Lynch, serving as the Chief Technology Officer and Managing Director for the Global Private Client Group from November 2001 to March 2004 and the Chief Technology Officer, Global Head of eBusiness and Managing Director for Merrill Lynch Investment Managers from February 2000 to November 2001. Prior to Merrill Lynch, Mr. Vielehr was the head of eBusiness and Vice President at Strong Mutual Funds from May 1997 to February 2000.

COMPENSATION DISCUSSION & ANALYSIS

The purpose of this Compensation Discussion & Analysis is to provide material information about our executive compensation program, policies, and objectives and to share with investors how we arrived at the levels and form of compensation for our named executive officers. We will describe not only what we pay, but why and how we link executive compensation to our business results. In this section we will cover:

- The objectives of our executive compensation program;

- The elements or components that comprise our executive compensation program and why we provide these elements or components;

- What our executive compensation program is designed to reward, especially our variable pay program;

- How we determine the level to pay for each component; and

- How each component of our executive compensation program fits within our overall objectives and impacts decisions we make about other components.

The Compensation Discussion & Analysis and the tables that follow cover the compensation paid to our named executive officers, which includes the following five executives:

- Steven W. Alesio, who served as Chairman and Chief Executive Officer (our principal executive officer) for the entire fiscal year;

- Anastasios G. Konidaris, who served as Senior Vice President and Chief Financial Officer (our principal financial officer) for the entire fiscal year; and

- Our three highest compensated executive officers, other than our Chief Executive Officer:

  - Sara Mathew, who served as President and Chief Operating Officer for the entire fiscal year;

  - Byron C. Vielehr, who served as Chief Information Officer through November 2008, and assumed the role of President, Integration Solutions effective December 1, 2008; and

  - James P. Burke, who served as President, U.S. Customer Segments for the entire fiscal year.

Objectives of our Executive Compensation Program

The objectives of our 2008 executive compensation program were as follows:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;

- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;

- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;

- Reinforce behaviors that are consistent with our mission to become a *Great Company* as measured by our three constituencies: our shareholders, our customers, and our team members; and

- Allow for consistency in application from year-to-year and transparency to shareholders.

Pay Positioning and Pay Mix. Although each named executive officer's annual base salary may be positioned above or below the market target, in the aggregate, annual base salaries for our executive officers as a group are targeted at the median of the compensation comparison group (described below). Maintaining annual base salaries or fixed compensation costs at this level relative to the market influences the pay positioning of

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other elements of our compensation package. Variable pay or "at risk" pay, such as target annual cash incentive and long-term incentives, is positioned above the market median to provide the named executive officer with a total compensation opportunity that is competitive with the 65th percentile of the compensation comparison group. This level of total compensation, however, is realized only when our performance goals are achieved or exceeded.

In addition to external pay positioning, we also review pay mix when determining the amount of annual base salary, annual cash incentive and long-term incentives to provide each of our named executive officers. Our pay for performance principle requires that a significant portion of the total compensation mix be variable or "at risk." In addition, we reinforce longer term results by placing an emphasis on equity in the total compensation mix. Individual "at risk" and equity compensation varies based on the named executive officer's role, level of responsibility within the organization and market data for comparable jobs in the compensation comparison group. As indicated in the table below, the portion of variable compensation as a percentage of total compensation (*i.e.*, annual cash and long-term incentives) is over 80% for our top two executive positions, Chairman and Chief Executive Officer and President and Chief Operating Officer, and over 70% for our other named executive officers. We also target over 60% of total compensation to equity for our top two executive positions and about 50% for our other named executive officers.

	Fixed/Variable Pay Mix		Cash/Equity Pay Mix	
	Fixed	Variable	Cash	Equity
Steven W. Alesio	16%	84%	37%	63%
Anastasios G. Konidaris	29%	71%	50%	50%
Sara Mathew	18%	82%	39%	61%
Byron C. Vielehr	28%	72%	51%	49%
James P. Burke	26%	74%	50%	50%

Elements of our Executive Compensation Program

To meet the objectives of our executive compensation program, the 2008 compensation of our named executive officers consisted of the following components:

- Total cash compensation including a base salary and a target annual cash incentive opportunity;

- Long-term equity incentives comprised of a grant of non-qualified stock options and a performance-based restricted stock opportunity;

- Required stock ownership guidelines;

- Voluntary deferral of compensation per our non-qualified deferred compensation plan;

- Supplemental retirement benefits;

- Eligibility to receive severance benefits (which are also available to all employees); and

- Eligibility to receive benefits payable upon an actual or potential change in control of D&B.

We do not offer any special perquisites to our named executive officers beyond those that are generally available to all employees. We believe that special perquisites are entitlement-driven rather than performance-based and, therefore, do not fit within the objectives of our executive compensation program. Instead, we seek to attract and retain executive talent that is motivated by a competitive total compensation package which rewards for performance and the delivery of increased shareholder value.

In addition to the components listed above, our named executive officers are eligible to participate in certain benefit programs that are generally available to all of our U.S. employees including: our cash balance retirement plan (which was frozen as of July 1, 2007 for all participants and closed to new entrants), our qualified and

supplemental defined contribution plans, our medical and dental benefits, our life, voluntary group accident, long-term disability, legal, and business travel accident insurance benefits, and our health care and dependent care spending accounts.

As part of its ongoing oversight, the Compensation & Benefits Committee, or C&BC, has reviewed the value of all elements of our executive compensation paid on an annual basis (including the value of benefits generally available to all employees). The C&BC has also reviewed the full value of payments that may be made in the event of a named executive officer's termination (discussed below as potential post-employment compensation). Included in the total compensation review is an analysis of the wealth accumulated by our named executive officers through accrual of long-term equity, voluntary deferrals, and retirement benefits. This analysis was not used to make individual pay decisions. Instead, the C&BC used this review to ensure that the right programs are in place and that these programs are delivering appropriate levels of compensation. The values reviewed and provided in this analysis are based on consideration of company performance, individual performance, the named executive officer's role and responsibility in the organization, competitive market practice and our strategic talent requirements.

Base Salary. Salary provides a base level of compensation commensurate with the named executive officer's role in the organization, experience, skill, and job performance. With a significant portion of total compensation "at risk" or variable, base salaries provide the named executive officer with a fixed level of compensation related to the daily performance of his or her leadership role and responsibilities.

The base salary provided to the named executive officers is reviewed by the C&BC annually. Any adjustment to base salary is based on a number of factors and considerations including:

- The market data for comparable executive positions in the compensation comparison group (described below);

- The scope of responsibility and accountability within the organization;

- Demonstrated leadership competencies and skills; and

- Individual performance.

Target Annual Cash Incentive Opportunity. In addition to base salary, our named executive officers have the opportunity to earn an annual cash incentive that is tied to company and individual performance as discussed below. We offer this cash opportunity to reinforce the outcomes and behaviors necessary to meet or exceed our annual commitment to our shareholders and customers. We use above market median target annual cash incentives in setting the total cash compensation opportunity for our named executive officers. This pay positioning is deliberate, reflecting our view that a significant portion of cash should be "at risk". This "at risk" pay underscores our pay for performance objective. Emphasizing "at risk" compensation is an important factor in achieving our compensation objectives and in driving the performance of our company.

Company performance is an important component of our annual cash incentive. Our variable pay program rewards significant and sustained growth in revenue and earnings. We believe that consistent, year-over-year growth in revenue and earnings are the key drivers of increased shareholder value over the longer term. In keeping with that view, our annual cash incentive rewards achievement of company performance as measured by the following:

- **Financial results consistent with external guidance**—growth in revenue, operating income, and earnings per share are the most important measures in our executive compensation program and carry the greatest weight because we believe that profitable revenue growth over time will create value for our shareholders. We fund our investments for growth through incremental revenue and by financial flexibility through reengineering.

- **Customer satisfaction**—each year progress towards our mission to become a *Great Company* is measured through improvements in the customer satisfaction index as determined by the Voice of the Customer survey. Our customer satisfaction index is based on several key dimensions that drive

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customer satisfaction including information quality, product innovation and the customer experience. We link the results of this survey to our executive compensation program because improving our customers' experience and the value D&B provides is fundamentally about changing our behavior as leaders and as a company.

- **Strategy execution**—we explicitly incorporate the execution of our strategic plan into our executive compensation program. Our strategic plan is designed to drive an increased level of profitable revenue growth over the three-year period of 2008 to 2010. Focusing on this measure ensures we achieve early progress in executing our strategy and in meeting our commitment to deliver revenue and operating income growth over the 2008 to 2010 timeframe.

- **Employee engagement**—in 2008 we re-introduced our revised Winning Culture survey. Our new survey of team members focuses on employee engagement and outcomes that drive customer satisfaction and shareholder value. Our mission is to create an environment where all team members are passionately engaged in creating a *most trusted* experience with every action they take. Key dimensions include customer behavior, team member engagement and performance excellence. We conduct a Winning Culture survey to measure our continued drive to build a "Winning Culture"[1] and to address how we can better leverage leadership as a competitive advantage. We focus on our culture of leadership because we believe that better leaders create higher levels of customer satisfaction, which in turns drives increased shareholder value.

In addition to company performance, individual goal and leadership performance, especially as it relates to outcomes on behalf of *Great Company* and customer-related behavior, carries an important weight in our annual cash incentive. The success of our company is directly tied to strong leadership that drives results and creates shareholder value. We expect all employees, especially our named executive officers, to demonstrate behavior that is consistent with our principles-based leadership model. Feedback on these behaviors is reinforced through our quarterly Leadership Development Process.

On a quarterly basis, our Chairman and CEO and President and COO evaluate the attainment of specific team and individual goals and the demonstration of defined leadership competencies by their direct reports, including the named executive officers. Through this process, a specific goal and leadership rating is assigned to each named executive officer. Each named executive officer is assessed on:

- Achievement of specific team and individual goals in support of our strategy and business objectives;

- Progress towards leadership competencies that, among other important skills, intensify our focus on the customer. These competencies include establishing superior relationships, driving the future of the business, demonstrating a passion for winning and creating a high performing team. We view these leadership competencies as behaviors that are critical to driving performance, building our Winning Culture, and enabling us to achieve our mission of becoming a *Great Company*; and

- The leadership development action plan, which maps out the named executive officer's tactical plan for continuing to build upon strengths and to improve areas of focus.

At year-end, the results of this assessment will adjust positively or negatively each named executive officer's target annual cash incentive award for company performance. Through this assessment process, judgment is applied relative to the individual's demonstrated outcomes on behalf of *Great Company* that are well above or well below that of the overall executive team.

The C&BC also performs a similar assessment of our Chairman and CEO after the conclusion of the fiscal year.

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[1]   For more information about "Winning Culture," refer to Item 1. Business—Our Aspiration and Our Strategy—*Winning Culture* in our Annual Report on Form 10-K for the fiscal year ending December 31, 2008.

Long-term Equity Incentives. While cash is tied to the achievement of short- and intermediate-term results, equity is directly linked to the creation of increased shareholder value over the longer term. Approximately 58% of the target total compensation opportunity provided to our named executive officers in 2008 was equity-based. This emphasis reflects our view that there should be a close alignment between executive officer rewards and shareholder value creation.

Under our long-term incentive program, 50% of the total value of our named executive officer's equity compensation is in the form of a maximum performance-based restricted stock opportunity with the remaining 50% in the form of non-qualified stock options. Using both full value shares and stock options accomplishes important objectives of our executive compensation program:

- Performance-based restricted stock reinforces our pay for performance objective in that it must be earned based on the same performance goals used in the annual cash incentive plan;

- Restricted stock is also tied to longer term value through stock price appreciation; and

- Stock options link the interests of our named executive officers with shareholders. Increased shareholder value over time is based on our success in executing our strategy and delivering significant, sustained growth year after year.

Stock Ownership Guidelines. Under the company's stock ownership guidelines, our named executive officers and other members of senior management are expected to achieve over time a minimum level of ownership in our common stock. These guidelines were implemented to reinforce the objectives of our executive compensation program as follows:

- Align senior executives' individual financial interests with those of shareholders; and

- Encourage senior executives to act like owners focused on longer term value creation.

The levels of stock ownership are a multiple of the executive officer's salary. For our Chairman and CEO, the minimum level of stock ownership is six times salary. For other named executive officers, the minimum level of stock ownership is four times salary. These multiples, which are above the general market median, demonstrate our senior executives' commitment to D&B and their personal financial stake in the company.

Shares counted toward satisfaction of the ownership guideline include all stock owned outright, restricted shares, units in the D&B Common Stock Fund of our 401(k) Plan, and one-half of vested stock options. There is no timeframe for achieving the ownership guideline. However, all executives covered by our stock ownership guidelines are expected to retain 100% of net shares resulting from equity compensation awards and shares otherwise acquired by them outright until the stock ownership guideline is achieved.

Each year, the C&BC reviews the named executive officer's status and progress towards achieving the stock ownership guideline. As of December 31, 2008, the stock ownership of each named executive officer was as follows:

Stock Ownership as a Percent of Guideline
(Meeting Guideline = 100%)

Steven W. Alesio	511%
Anastasios G. Konidaris	99%
Sara Mathew	698%
Byron C. Vielehr	219%
James P. Burke	114%

Non-qualified Deferred Compensation. Our Key Employees' Non-Qualified Deferred Compensation Plan is designed to provide our named executive officers and eligible key employees with an opportunity to defer receipt of current income into the future and/or to accumulate capital on a tax-deferred basis for a planned future

event. This voluntary plan can also provide the officer with an effective tax planning vehicle and allow the officer to defer additional income for retirement. We offer this plan to provide a competitive and comprehensive total compensation package that is designed to attract and retain key executives. Under this plan, participants may defer payment of salary and annual cash incentive. Participation in the plan is voluntary. A further description of the plan is set forth below under the "Non-qualified Deferred Compensation Table." In 2008, Ms. Mathew was the only named executive officer who elected to participate in the plan.

Non-qualified Retirement Benefits. There are two different non-qualified, unfunded pension plans: (1) our supplemental executive benefit plan, or SEBP, which was frozen as of July 1, 2007; and (2) our executive retirement plan, or ERP, which was adopted effective January 1, 2006 and was initially used for newly eligible participants.

The SEBP was designed to ensure the payment of a competitive level of retirement income and disability benefits in order to attract, retain and motivate selected executives of D&B. The SEBP was intended to help offset the compensation, contribution and benefit limitations in qualified plans that restrict the executive's ability to accumulate an appropriate level of retirement income. The SEBP provides benefits in excess of those under our qualified cash-balance plan and the Pension Benefit Equalization Plan or PBEP.

As a result of a review of our retirement program in 2007, the C&BC approved freezing the SEBP effective July 1, 2007. Active SEBP participants were moved into the ERP and will receive the greater of the benefit provided under the SEBP as of June 30, 2007 or the ERP going forward. The ERP provides a reduced benefit as compared to the SEBP and is better aligned with current market practice. Pension reductions experienced by active SEBP participants were in line with the average reduction that was experienced by all other employees as a result of the freezing of the qualified Retirement Plan in 2007. The freezing of the SEBP and the transition of active participants into the ERP aligns with our compensation program objectives in that:

- Participants will continue to see their pension increase over time, which will enable us to retain key talent;

- Maintaining an executive retirement plan will help attract key talent; and

- Maintaining an executive retirement plan is in line with current market practice.

The named executive officers, excluding Mr. Konidaris, are currently eligible to receive a benefit under the SEBP formula. A further description of the SEBP is set forth under the "Pension Benefits Table."

The ERP was adopted effective January 1, 2006 as a result of management's review of its executive pension plans. Like the SEBP, the ERP is designed to ensure the payment of a competitive level of retirement income and disability benefits in order to attract, retain and motivate selected executives of D&B.

Additional details on the non-qualified retirement plans can be found in the section following the Pension Benefits Table.

Change in Control Benefits. In the event of a change in control of D&B, unvested options become immediately vested and exercisable, restrictions on restricted stock and restricted stock units immediately lapse and other stock-based awards become payable as if targets for the current period were met at 100%. This acceleration of equity is available to all of our employees who receive equity awards under the 2000 SIP. These provisions enable our named executive officers to make decisions in the best interest of our shareholders without concern over the impact of a change in control on their outstanding equity awards.

We have change in control agreements with each of our named executive officers to provide additional benefits if the officer is terminated in connection with a change in control of D&B. The level of benefits generally differs depending on whether or not the officer reports directly to our Chairman and CEO or President and COO and is consistent with market practice, which shows that chief executive officers or chief operating officers and their direct reports typically receive a greater level of benefits than lower level executives.

Our change in control agreements also provide a gross up for any payments that are subject to excise taxes under Section 280G of the Internal Revenue Code. A detailed description of the change in control agreements is set forth under the "Change in Control Agreements" section of this proxy statement.

We believe that the additional benefits provided by our change in control agreements are an important component of our named executive officer's total compensation package and help protect shareholder interests in the event of a change in control. These benefits align the named executive officers' individual financial interests with those of our shareholders. This enables our officers to make decisions in the interest of our shareholders without concern over the impact on them personally. In addition, the agreements provide an incentive for the named executive officers to continue their employment with D&B during the change in control event, because benefits are only paid if the named executive officer is terminated without cause (or resigns for good reason) following the change in control. The named executive officer will not receive any provided benefits if he or she voluntarily leaves D&B without good reason or terminates prior to a change in control.

Severance Benefits. We also provide our named executive officers with severance benefits if their employment is terminated as a result of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation, in each case not related to a change in control of D&B. Severance benefits are provided through our Career Transition Plan, in which all named executive officers other than Mr. Alesio participate. These same severance benefits are generally available to all employees of the company. Mr. Alesio's severance benefits are provided in his employment agreement.

We believe that severance benefits are an important component of our named executive officers' total compensation package. They enable our program to remain competitive with the market for executive talent and they provide the named executive officer with the appropriate incentive to act in the best interests of shareholders.

Detailed descriptions of our severance plans and Mr. Alesio's employment agreement are set forth under the "Employment, Change in Control and Severance Arrangements" section of this proxy statement.

External Benchmarking

Market data provides a reference and framework for decisions about the base salary, target annual cash incentives, and the appropriate level of long-term incentives to be provided to each named executive officer. However, due to year-over-year variability and the inexact science of matching and pricing executive jobs, we believe market data should be interpreted within the context of other important factors and should not be used as the sole criteria in determining a specific pay level. Therefore, in setting the target pay for named executive officers, market data is reviewed along with other factors, including: the scope of responsibility and accountability within the organization, prior experience, competencies, skills, and individual performance. Given the limitations of obtaining competitive data on wealth accumulation through equity gains, deferred compensation and post-employment compensation, the C&BC may elect not to use all comparative information in making its compensation decisions.

Market data also helps ensure our other executive compensation program components are competitive with market practice and trends. Therefore, we periodically review our stock ownership guidelines, deferred compensation plan, and supplemental retirement, severance, and change in control benefits against both our compensation comparison group as well as general industry.

Compensation Comparison Group. Our compensation comparison group includes 24 companies in financial services and business information and technology services. In consultation with Hewitt Associates, our independent third-party compensation consultant, the C&BC used these companies for the compensation comparison group because they are broadly within the size range of D&B; have executive positions comparable to those of D&B requiring a similar set of management skills and experience; and/or are representative of organizations that compete with us for business or executive talent.

For 2008, the companies that comprised our compensation comparison group and the primary focus of our annual review of market data included:

2008 Compensation Comparison Group

Acxiom Corporation	Fiserv Incorporated
Alliance Data Systems Corporation	Global Payments Incorporated
Automatic Data Processing	IMS Health Incorporated
CA Incorporated	McGraw-Hill Companies
CDW Incorporated	Moody's Corporation
Ceridian Corporation	NCR Corporation
ChoicePoint Incorporated	Nielsen Company
Convergys Corporation	Northern Trust Corporation
DST Systems	Thomson Reuters
Equifax Incorporated	Total Systems Services Incorporated
Fair Isaac Corporation	Tribune Company
First Data Corporation	Unisys Corporation

Two companies were deleted from the 2008 compensation comparison group as compared to 2007 and seven companies were added: Dow Jones & Company and infoGROUP are no longer in our comparison group since compensation data is no longer available; and Acxiom Corporation, Alliance Data Systems Corporation, Automatic Data Processing, DST Systems, Fair Isaac Corporation, Moody's Corporation, and Total Systems Services Incorporated were added to ensure we maintained an appropriate sampling of companies that fit our criteria specified above.

Benchmarking Process. Each year we review our pay positioning and performance versus our compensation comparison group. As noted in the "Corporate Governance" section of this proxy statement, the C&BC retained the services of Hewitt Associates to perform this review.

As in past years, in 2008 we analyzed:

- Base salary;

- Target cash incentive;

- Target total cash (*i.e.*, base salary plus target cash incentive);

- Actual total cash (*i.e.*, base salary plus earned cash incentive);

- Long-term incentives;

- Target total compensation (*i.e.*, target total cash plus long-term incentives); and

- Actual total compensation (*i.e.*, actual total cash plus long-term incentives).

Analyses covered both unadjusted and regression size-adjusted data (adjusted for revenue size and market capitalization) to provide a comprehensive perspective of market pay. We focus on unadjusted data because we recruit new executive talent to grow our business from financial services, business information and technology services companies regardless of size. In addition, we strongly believe that there should be a link between a company's performance and its pay levels. Therefore, we also analyzed the relationship between executive officer compensation and company performance over one-year and three-year periods. This review focused on measures of growth (*i.e.*, operating profit, earnings per share and revenue), efficiency (*i.e.*, return on revenue and cash flow margin), and shareholder value creation (*i.e.*, total shareholder return).

The analyses grouped pay and performance into one of four quartiles with the 1st quartile being the lowest quartile and the 4th quartile being the highest. The following summarizes the results of our 2008 analyses of how our actual pay for the CEO and other Section 16 reporting persons links to performance relative to the compensation comparison group:

- Our **base salary** levels are in the lower end of the 3rd quartile and generally align with our company size (e.g., market capitalization in the upper end of the 2nd quartile), which is appropriate since salary does not vary based on company performance;

- **Target and actual total cash** are in the 3rd quartile and fit within the middle of performance on growth measures, where we rank in the 2nd through 4th quartiles; both target and actual total cash, however, are low relative to efficiency measures, where we rank in the top quartile; and

- **Target and actual total compensation** are in the 3rd quartile and also are in the middle of performance on growth measures, where we rank in the 2nd through 4th quartiles; both target and actual total compensation, however, are low relative to efficiency measures and total shareholder return, where we rank in the top performance quartile over the most recent three-year period.

2008 Base Salaries

As noted above, the base salary provided to our named executive officers is reviewed by the C&BC annually and any adjustment to base salary is based on a number of factors and considerations. Based on the C&BC's review, the named executive officers received base salary increases effective January 1, 2008 as follows:

Name	Rationale	Market Position	Base Salary From	To	Increase %	Effective
Steven W. Alesio	In 2007 the C&BC began a 2-step process to realign his compensation, shifting some value away from long-term incentives into base salary and cash bonus opportunity; the rationale was to align better his pay with CEO market practices and D&B's executive compensation program objectives; in addition, the C&BC balanced other factors including strong company financial performance and strategy execution, competitive positioning of the CEO's total compensation, and internal company program regulators	At median	$870,000	$975,000	12.1%	1/1/2008
Anastasios G. Konidaris	In consideration of his demonstrated leadership and performance in his role as Senior Vice President and Chief Financial Officer, to which he was appointed in March 2007	Below median	$375,000	$400,000	6.7%	1/1/2008
Sara Mathew	In recognition of additional responsibilities in 2008 including leading our Global Solutions, Technology, Data Strategy and Operations organizations	At median	$560,000	$600,000	7.1%	1/1/2008
Byron C. Vielehr	In consideration of his continued role in refining our technology operating model so that it better aligns with the needs of our customers and in recognition of additional responsibilities for Data Strategy and Operations	Between median and 65th percentile	$375,000	$425,000	13.3%	1/1/2008
James P. Burke	In recognition of his new role as President, U.S. Customer Segments including shared accountability for U.S. P&L, an increase in target bonus and target long term incentives rather than base salary	Above 65th percentile	$425,000	$425,000	0.0%	N/A

Annual Cash Incentive Plan

Through the annual cash incentive plan, a majority of 2008 target total cash compensation was "at risk" since payment was based on performance against predetermined annual measures. This "at risk" apportionment applies to the named executive officers as a group. As noted earlier, individual "at risk" compensation varies based on the named executive officer's role, level of responsibility in the organization and market data for comparable jobs in the compensation comparison group.

Our named executive officers were designated by the C&BC as participants in our Covered Employee Cash Incentive Plan, or CIP, which is a shareholder approved plan.

Maximum Incentive Opportunity. On February 21, 2008, the C&BC established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2008 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2008 earnings before taxes for each of our other named executive officers.[2] Actual annual cash incentive payouts to our Chairman and CEO and our other named executive officers were less than these maximums as described below. In 2008, our earnings before taxes were $438.9 million. Therefore, the maximum annual cash incentive opportunity for our Chairman and CEO was $3,511,200 and for our other named executive officers the maximum was $2,194,500 per participant. The amounts determined by this formula represent the maximum value of the cash incentive that could have been paid to each of our named executive officers in 2008.

We established the maximum incentive opportunity in an effort to comply with the performance-based exemption available under Section 162(m) and to enhance the likelihood that any cash amounts paid to our named executive officers under the CIP will be fully deductible. We believe that the measure of earnings before taxes links directly to our objective of rewarding for financial goals that will drive shareholder value creation.

Actual Incentive Payout Targets. In determining whether to award the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also considered performance against five measures or goals weighted as follows:

- 25%—Company-wide core revenue growth;

- 25%—Growth in earnings per share before non-core gains and charges and operating income before non-core gains and charges;

- 20%—Strategy execution;

- 20%—Customer satisfaction (an index measured by our Voice of the Customer Survey); and

- 10%—Team member engagement (an index measured by our Winning Culture Survey).

The above 50% weight allocated to growth in revenue, earnings per share, and operating income results is linked to our short-term or annual objective to provide profitable revenue growth on a sustained basis. Our strategy execution, customer satisfaction, and team member engagement goals, assigned a total weight of 50%, are tied to our intermediate-term objective of an increased level of revenue growth over the period 2008 to 2010. They are also linked to our mission to become a *Great Company*. In our view, the allocation of these weights equally balances our commitment to achieve short-term results with our commitment to deliver intermediate-term strategic objectives.

The performance measures for 2008 were approved by the C&BC on May 5, 2008 and were set relative to our 2008 business plan.

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[2] For information regarding our earnings before taxes, refer to Income before Provision for Income Taxes in Item 8. Financial Statements and Supplementary Data—Consolidated Statements of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

A target level of performance was established for each goal that, if achieved, provides the target incentive opportunity for that measure (*e.g.*, if the company-wide core revenue growth target is attained, our named executive officers will earn 25% of their target incentive opportunity). Achievement below the target results in a below-target or no incentive payout for that measure. Achievement above the target yields a larger incentive payout for such measure. The potential range of incentive payout for each performance goal was 0% to 200% resulting in a potential annual cash incentive payment between 0% and 200% of the target incentive for each named executive officer.

Individual Performance Adjustments. Actual cash incentive payments made to each named executive officer (other than our Chairman and CEO) were subject to a discretionary adjustment based on the results of the goal and leadership ratings as assessed by our Chairman and CEO or President and COO. Based on this assessment, judgment is applied relative to the individual's demonstrated outcomes on behalf of *Great Company* that are well above or well below that of the overall executive team. The C&BC approves all discretionary adjustments upon recommendation from and after discussion with our Chairman and CEO. The C&BC also performs a similar assessment of our Chairman and CEO and approves any adjustments based on that assessment. Such adjustments may positively or negatively impact the final award to the named executive officer for company performance. In no instance, however, will such adjustments exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula described above. The C&BC may also approve adjustments to performance goals to include or exclude the impact of non-core gains and charges or extraordinary items.

Attainment of 2008 Performance Measures. In 2008, results against the five measures or goals that the C&BC used to evaluate the level of the named executive officers' annual incentive payout for company performance were as follows:

Company Goal	Target	Result	Assessment
Company Core Revenue Growth [3]	8% - 10%	7%	Overall company revenue results were just below the original target range set at the outset of the year. In the context of that performance in a challenging economic environment, the C&BC assessed this result just below the middle of the incentive payout range for this goal.
Diluted EPS Growth (Before Non-core Gains and Charges)/Total Operating Income [4]	EPS $5.19 - $5.29 or 14% - 16% Op Inc 11% - 13%	EPS $5.27 or 16% Op Inc 11%	The EPS result was at the high end of the target range and the operating income result was within the target range, albeit at the lower end. The C&BC assessed these results as well above the middle of the incentive payout range for this goal.
Strategy Execution	2009 Revenue Plan	Below Target	The 2009 revenue plan was below the target set at the outset of the year, mostly due to the economic environment. The C&BC assessed this result at the low end of the incentive payout range for this goal.
Customer Satisfaction Index	Improvement of +5	Below Target	The CSI result was below the improvement target, but there was progress in nearly all markets. As a result, the C&BC assessed this result at the low end of the incentive payout range for this goal.
Winning Culture Index	Improvement of +4	Above Target	The WCI result was well above the improvement target and the C&BC assessed this result at the high end of the incentive payout range for this goal.

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[3]   We achieved reported 2008 total and core revenue growth of 8% determined in accordance with U.S. generally accepted accounting principles ("GAAP"), up 7% before the effect of foreign exchange. See Schedule I to this Proxy Statement for a quantitative reconciliation of total and core revenue growth rate in accordance with GAAP and the total and core revenue growth rate before the effects of foreign exchange. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2008 for a discussion of why we use core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

[4]   We achieved 2008 reported diluted EPS from continuing operations growth of 14% and operating income growth of 10% on a GAAP basis. See Schedule II and III to this Proxy Statement for a quantitative reconciliation of reported diluted EPS from continuing operations and operating income in accordance with GAAP to EPS from continuing operations and operating income before non-core gains and charges for the 2008 and 2007 fiscal years. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2008 for a discussion of why we use EPS and operating income before non-core gains and charges and why management believes this measure provides useful information to investors.

In addition to the quantitative results, the C&BC also considered certain qualitative factors. These factors include the quality of revenue and earnings, consistency of results, our ability to invest in the business, planning and leadership, and reengineering performance, and no adjustment was made.

Based on both the quantitative and qualitative assessments, the C&BC determined the payout for 2008 company performance to be 86% of the target annual cash incentive opportunity. As noted earlier, under our annual cash incentive plan, the payout for company performance is combined with any positive or negative discretionary adjustments for individual customer leadership behavior to determine the final 2008 annual cash incentive payments to the named executive officers. The final 2008 awards approved by the C&BC did not include any adjustments for individual performance. The table below summarizes the final payouts to our named executive officers.

<h3 style="text-align:center">2008 Annual Cash Incentive</h3>

Executive Officer	Target	Award for Company Performance		Final Award Including Any Adjustment for Individual Performance (as reported in "Summary Compensation Table" in "Non-equity Incentive Plan Compensation" column)
		% of Target	Amount	
Steven W. Alesio	$1,267,500	86%	$1,093,219	$1,093,219
Anastasios G. Konidaris	$ 300,000	86%	$ 258,750	$ 258,750
Sara Mathew	$ 690,000	86%	$ 595,125	$ 595,125
Byron C. Vielehr	$ 361,250	86%	$ 311,578	$ 311,578
James P. Burke	$ 382,500	86%	$ 329,906	$ 329,906

Long-term Equity Incentives

For 2008, long-term equity incentive compensation represented the largest component of the total compensation awarded to our named executive officers. The equity compensation was comprised of a grant of stock options (50% of the total long-term incentive value) and a maximum performance-based restricted stock opportunity (the remaining 50% of the total long-term incentive value).

In determining the amounts of the equity compensation awarded, the C&BC considered a variety of factors including: individual performance, competencies, skills, prior experiences, scope of responsibility and accountability within the organization, and our above market median pay positioning for variable pay versus comparable executive data in the compensation comparison group.

2008 Stock Option Grant. Comprising 50% of the total value of their 2008 equity-based compensation, stock option grants were made on February 6, 2008, as shown in the Grants of Plan Based Awards Table. These grants were approved by the C&BC at its meeting on January 29, 2008. The timing of the stock option grants was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year and to set the grant date associated with those options as five business days after our fourth quarter and year-end earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

The exercise price of the stock options is the fair market value of D&B stock on the date of grant (*i.e.*, mean of high and low trading prices). All stock options vest in four equal installments commencing on the first anniversary of the grant and have a ten year term. We believe that this vesting schedule and option term, in conjunction with our stock ownership guidelines, allows the executive to build ownership in D&B over time.

The number of stock options granted to the named executive officers in 2008 is shown in the "All Other Option Awards: Number of Securities Underlying Options" column of the "Grants of Plan-based Awards Table"

and the SFAS No. 123R full fair value associated with these stock option grants and the dates of grant are shown in the "Grant Date Fair Value of Stock and Option Awards" column of the same table which follows this report.

2008 Performance-based Restricted Stock Opportunity. At its meeting on January 29, 2008, the C&BC set a maximum dollar value for each named executive officer's restricted stock opportunity as set forth in the "Grants of Plan-based Awards Table." This dollar value represents the maximum dollar value of shares of restricted stock that our named executive officers could be awarded in 2009 based on attainment of the same company performance goals set forth under the CIP during 2008.

Based on attainment of these goals, on February 19, 2009, our named executive officers received awards of restricted stock. The number of shares of restricted stock granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date and applying a 5% discount for the risk of forfeiture. Following the grant date, the restricted stock is subject to time-based vesting as follows: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

The performance-based restricted stock award earned for 2008 was granted after the conclusion of the fiscal year and will be reported in our 2010 proxy statement. For each of the named executive officers, the awards of restricted stock were as follows:

Executive Officer	Maximum Opportunity	Award as % of Maximum Opportunity	Number of Restricted Shares Granted
Steven W. Alesio	$1,943,750	86%	23,270
Anastasios G. Konidaris	$ 350,000	86%	4,190
Sara Mathew	$1,000,000	86%	11,971
Byron C. Vielehr	$ 375,000	86%	4,489
James P. Burke	$ 400,000	86%	4,788

2008 Restricted Stock Grant. On February 21, 2008, the C&BC approved grants of restricted stock based on each named executive officer's 2007 performance-based restricted stock opportunity. For 2007, the performance-based restricted stock grant for each of the named executive officers was as follows:

Executive Officer	Maximum Opportunity	Award as % of Maximum Opportunity	Number of Restricted Shares Granted
Steven W. Alesio	$1,766,700	100%	23,468
Anastasios G. Konidaris	$ 300,000	100%	3,985
Sara Mathew	$ 861,200	100%	11,439
Byron C. Vielehr	$ 350,000	100%	4,649
James P. Burke	$ 350,000	100%	4,649

These awards were contingent on our 2007 performance against the same measures and performance goals that were used by the C&BC in determining payout under the 2007 annual cash incentive plan as described in our 2008 proxy statement. These restricted stock awards are subject to the same vesting schedule as the grants made in 2009 as described above.

The number of shares granted relative to this 2007 performance-based restricted opportunity is shown in the "All Other Stock Awards: Number of Shares of Stock or Units" column of the "Grants of Plan-based Awards Table" and the SFAS No. 123R full fair value associated with these restricted stock grants is also shown in the "Grant Date Fair Value of Stock and Option Awards" column of the same table.

46

Employment Agreement with Mr. Alesio

Effective December 8, 2008, Mr. Alesio's existing employment agreement was amended to incorporate changes to the agreement as a result of new regulations promulgated under Section 409A of the Internal Revenue Code. No material changes to the terms or benefits were made. For a further description of the terms of Mr. Alesio's employment agreement, refer to the "Overview of Employment, Change in Control and Severance Arrangements" section of this proxy statement.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain officers unless certain specific and detailed criteria are satisfied. The C&BC believes that it is generally desirable and in the best interests of D&B to deduct compensation payable to our named executive officers. In this regard, the C&BC considers the anticipated tax treatment to D&B and our named executive officers in its review and establishment of compensation programs and payments. The annual cash incentive program described above is intended to comply with the performance-based exemption available under Section 162(m) in order to enhance the likelihood that these amounts will be fully deductible. However, notwithstanding the C&BC's efforts, no assurance can be given that compensation will be fully deductible under Section 162(m). In certain instances the C&BC has determined that it will not necessarily seek to limit compensation to that deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code places a number of restrictions on non-qualified deferred compensation plans such as our Key Employees' Non-Qualified Deferred Compensation Plan, Supplemental Executive Benefit Plan, Executive Retirement Plan, severance plans and change in control agreements. The key restrictions include a six-month delay in the receipt of certain non-qualified payments upon termination and limiting an executive's ability to make changes in the timing and payment options. As a result certain benefits discussed in this proxy statement may be subject to a six-month delay.

From 2005 through 2008 we continued to monitor the IRS regulations to ensure our plans were operating in good faith compliance. During 2008, working with outside legal counsel, we reviewed plan documents for all our impacted deferred compensation plans. We also reviewed all agreements that were affected by Section 409A. Upon completion of this work, we provided the C&BC with the rationale for recommended changes, and gained their approval to update and revise all such plans, plan documents and agreements.

REPORT OF THE COMPENSATION & BENEFITS COMMITTEE

We have reviewed and discussed with management of D&B the Compensation Discussion & Analysis section of this proxy statement. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement and the Annual Report on Form 10-K for the year ended December 31, 2008.

Compensation & Benefits Committee

Michael R. Quinlan, *Chairman*
Austin A. Adams
John W. Alden
Christopher J. Coughlin
Victor A. Pelson
Sandra E. Peterson
Michael J. Winkler

February 19, 2009

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned and paid by D&B and our subsidiaries during or with respect to the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 to the Chairman and CEO; the CFO; and each of the other three most highly compensated executive officers. All of these individuals are collectively referred to as the named executive officers.

Actual total cash (including base salary plus earned cash incentive) was 20% less in 2008 than 2007 and actual total compensation (actual total cash plus long-term incentives) was 7% less. However, the values displayed in the Summary Compensation Table do not reflect this decrease in pay for the following reasons. First, the values shown in the Stock Awards and Option Awards columns represent the SFAS No. 123R expense or compensation cost recognized over a multi-year period including unvested awards from prior years. Second, the change in pension values has been significantly impacted by declining interest rates and not any change in the terms or conditions of the retirement benefits provided to our named executive officers.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2) (3)	Option Awards ($) (4)	Non-equity Incentive Plan Compensation ($) (1) (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7) (8)	Total ($)
Steven W. Alesio	2008	975,000	—	3,383,326	3,437,170	1,093,219	2,300,703	47,385	11,236,803
Chairman and Chief	2007	870,000	—	2,135,328	2,691,197	1,875,000	1,549,670	42,634	9,163,830
Executive Officer	2006	800,000	—	1,780,773	2,323,748	1,619,000	1,745,203	31,650	8,300,374
("Principal Executive Officer")									
Anastasios G. Konidaris ..	2008	400,000	—	357,279	311,229	258,750	223,603	34,358	1,585,219
Senior Vice President	2007	366,666	—	272,323	233,268	351,562	127,698	10,796	1,362,314
and Chief Financial Officer ("Principal Financial Officer")									
Sara Mathew	2008	600,000	—	1,501,720	1,468,986	595,125	898,573	57,909	5,122,313
President and Chief	2007	550,000	—	1,028,546	1,434,777	1,006,250	554,496	29,730	4,603,799
Operating Officer	2006	500,000	—	878,315	1,241,227	695,313	534,693	35,583	3,885,130
Byron C. Vielehr	2008	425,000	—	792,337	570,612	311,578	357,254	39,364	2,496,144
President, Integration	2007	375,000	—	712,865	480,599	468,750	234,889	13,275	2,285,378
Solutions and Chief Quality Officer	2006	325,000	—	332,816	401,452	375,469	122,103	76,192	1,633,033
James P. Burke	2008	425,000	—	805,782	341,454	329,906	435,311	27,820	2,365,274
President, U.S.	2007	425,000	—	726,663	295,710	425,000	226,279	15,950	2,114,602
Customers	2006	360,000	—	392,250	224,769	240,300	152,946	21,230	1,391,495

(1) The amounts shown have not been reduced by any deferrals in 2006, 2007, or 2008 that the named executive officers may have made under qualified or non-qualified deferred compensation plans offered by D&B.

(2) Amounts shown represent the dollar amount of compensation cost recognized over the requisite service periods (2006, 2007 and 2008) as described in SFAS No. 123R, without regard to forfeitures. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal years ending December 31, 2006, December 31, 2007 and December 31, 2008, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans. These assumptions may or may not be fulfilled.

(3) The terms of the restricted stock grants to the named executive officers provide for the payment of dividends at the same rate established from time to time for our common stock. We did not pay any dividends on our common stock in 2006, but began paying dividends in 2007 and continued in 2008. If a named executive officer is terminated due to retirement, death or disability, any unvested shares become fully vested as of the termination date for shares granted at least one year prior to the termination date (all of the named executive officers are currently past the one year anniversary of the grant date). If a named executive officer is terminated for cause or resigns without good reason and does not resign due to

retirement, death or disability, the named executive officer will forfeit all rights to any interests in the unvested restricted shares. Per Mr. Alesio's 2006 grant agreement, any unvested restricted stock would be forfeited in the event of termination without cause or for good reason.

(4) Amounts shown represent the dollar amount of compensation cost recognized over the requisite service periods (2006, 2007 and 2008) as described in SFAS No. 123R, without regard to forfeitures. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal years ending December 31, 2006, December 31, 2007 and December 31, 2008, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(5) The amounts shown represent non-equity incentive plan payments received by the named executive officers pursuant to our cash incentive plan during the applicable year. For 2008, these cash awards were earned in the 2008 performance year and paid on March 15, 2009. All awards were 86% of their target annual cash incentive opportunity.

(6) Amounts represent the aggregate increase in the actuarial value of the named executive officers' qualified and non-qualified defined benefit plans accrued during the applicable year. These plans include the D&B Retirement Account Plan, the Pension Benefit Equalization Plan, the Profit Participation Benefit Equalization Plan, or PPBEP, the Supplemental Executive Benefit Plan and the Executive Retirement Plan. In 2006, 2007 and 2008 no executive received above-market or preferential earnings on non-qualified deferred compensation plan benefits.

(7) The amounts shown represent our aggregate annual contributions for the account of each named executive officer under the 401(k) Plan, and the Profit Participation Benefit Equalization Plan, or PPBEP, which plans are open to substantially all U.S. employees of D&B and certain of our subsidiaries. The 401(k) Plan is a tax-qualified defined contribution plan and the PPBEP is a non-qualified defined contribution plan that provides benefits to participants in the 401(k) Plan equal to the amount of our contributions that would have been made to the participants' 401(k) Plan accounts but for certain federal tax laws.

(8) We do not offer perquisites or other personal benefits to our named executive officers in excess of those offered to all employees generally.

In connection with the Summary Compensation Table, the following chart below indicates the proportion of base salary, non-equity incentive plan compensation, and stock and option awards for 2008 for each of the named executive officers separately as a percentage of total compensation:

Salary, Non-equity Incentive Plan Compensation, and Stock and Option Awards as a Percent of Total Compensation (excluded from the amounts and percentages below, but included in total compensation, are the values in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" and "All Other Compensation" columns)

Name	Salary		Non-equity Incentive Plan Compensation		Stock & Option Awards		Total Compensation	
	$	%	$	%	$	%	$	%
Steven W. Alesio	975,000	8.9%	1,093,219	10.0%	6,569,478	59.8%	10,985,785	100%
Anastasios G. Konidaris	400,000	25.2%	258,750	16.3%	668,508	42.2%	1,585,219	100%
Sara Mathew	600,000	12.3%	595,125	12.2%	2,744,139	56.1%	4,895,746	100%
Byron C. Vielehr	425,000	17.0%	311,578	12.5%	1,362,948	54.6%	2,496,144	100%
James P. Burke	425,000	18.0%	329,906	13.9%	1,147,237	48.5%	2,365,274	100%

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth a summary of all grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2008:

Name	Grant Date (1)	Committee Approval Date (1)	Estimated Possible Payouts Under Non-equity Incentive Plan Awards (2) Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (3) Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)	Exercise or Base Price of Option Awards ($/sh) (7)	DNB Closing Price on Grant Date ($/sh)
Steven W. Alesio	01/01/08	12/01/07	1,267,500	2,535,000							
	02/06/08	01/29/08						87,000	1,506,701	88.365	87.42
	02/22/08	02/21/08					23,468		2,088,162		91.17
		01/29/08				1,943,750					
Anastasios G. Konidaris	01/01/08	12/01/07	300,000	600,000							
	02/06/08	01/29/08						15,700	251,026	88.365	87.42
	02/22/08	02/21/08					3,985		312,321		91.17
		01/29/08				350,000					
Sara Mathew	01/01/08	12/01/07	690,000	1,380,000							
	02/06/08	01/29/08						44,700	743,630	88.365	87.42
	02/22/08	02/21/08					11,439		896,523		91.17
		01/29/08				1,000,000					
Byron C. Vielehr	01/01/08	12/01/07	361,250	722,500							
	02/06/08	01/29/08						16,800	268,614	88.365	87.42
	02/22/08	02/21/08					4,649		364,362		91.17
		01/29/08				375,000					
James P. Burke	01/01/08	12/01/07	382,500	765,000							
	02/06/08	01/29/08						17,900	286,202	88.365	87.42
	02/22/08	02/21/08					4,649		364,362		91.17
		01/29/08				400,000					

(1) The stock option awards granted on February 6, 2008 were approved by the C&BC at its meeting on January 29, 2008. This process was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year (normally the end of January) and to set the grant date associated with those options as five business days after our annual earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

The restricted stock grants awarded on February 22, 2008 were approved by the C&BC at its meeting on February 21, 2008. This process was consistent with our practice since 2005 (our first grant of restricted stock relative to our performance-based restricted stock opportunity) of having annual grants of restricted stock to all participants reviewed and approved by the C&BC at its February meeting and to set the grant date associated with those restricted shares as the next trading day. In this way, management has adequate time to assess the prior year's performance of all of the participants in our program. In addition, information about our most recent performance has been made public and that news is reflected in the stock price on the date of grant.

(2) The amounts shown represent the range of non-equity incentive opportunities for each named executive officer under our annual cash incentive plan, or CIP. This plan is described in the "Compensation Discussion & Analysis" above.

On February 21, 2008, the C&BC designated the named executive officers as participants in the CIP and established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2008 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2008 earnings before taxes for each of our other named executive officers.

In determining whether to award at year-end the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also established five measures or goals of our performance weighted as follows: 25% to revenue growth; 25% to growth in EPS and operating income; 20% to strategy execution goals; 20% to customer satisfaction; and 10% to team member engagement. A target level of performance was established for each performance goal, which would result in a full incentive payout being earned if the target for the measure was achieved. Achievement below the target would result in a smaller or no incentive payout for that measure and achievement above the target would yield a larger incentive payout. The potential range of incentive payout for each performance goal was 0% to 200% of target; the amounts shown are the target (100%) and maximum (200%) aggregate amounts for the five performance goals. The threshold or minimum level of payment is 0%.

Under our 2008 annual cash incentive plan, payouts to individual named executive officers were subject to a discretionary adjustment based upon the goal leadership ratings; judgment may be applied relative to the individual's demonstrated outcomes on behalf of *Great Company* that are well above or well below that of the overall executive team. Such adjustments could positively or negatively impact the final award to the named executive officer for our performance. However, the total incentive payout for the five company performance goals plus any individual discretionary adjustment could not exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula as described above. A detailed description of these non-equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

51

(3) For 2008, each named executive officer had the opportunity to be awarded a grant of restricted stock after the conclusion of the fiscal year. Such awards were based on performance against the same company goals used by the C&BC in determining payout under the CIP described above in footnote 2 and in our "Compensation Discussion & Analysis" including the discretionary adjustment component for individual performance. The 2008 performance-based restricted stock opportunity was a maximum opportunity expressed in dollars, not a number of shares, as noted in the table above. Relative to the maximum opportunity, the threshold or minimum level of payment is 0% and target is not an applicable parameter under our plan. Awards were determined by the C&BC at its meeting on February 19, 2009; the dollar value and number of shares actually granted for each named executive officer's award is noted in our "Compensation Discussion & Analysis" above and will be reported as an equity grant in our 2010 proxy statement as part of 2009 compensation.

Based on performance, the actual award could be equal to or less than this maximum opportunity, but would never be greater than this maximum opportunity. After the performance period, the dollar amount awarded to the named executive officer was converted into a grant of restricted stock. The actual number of shares of restricted stock granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date and applying a 5% discount for the risk of forfeiture. The restricted stock grants vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant. A detailed description of these equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(4) The restricted stock amounts shown with a grant date of February 22, 2008 were granted under our 2000 SIP and were based on achievement against the performance-based maximum restricted stock opportunity established in and for 2007. These awards were contingent on the same measures and performance goals that were used by the C&BC in determining payout under the 2007 annual cash incentive plan as described in our 2008 proxy statement. These performance goals included: revenue growth (30%); growth in EPS, operating income and reengineering (30%); strategy execution goal (30%); customer satisfaction (10%). The restricted stock awards, earned for 2007 performance, were granted after the conclusion of the fiscal year and upon approval by the C&BC at its February 21, 2008 meeting.

These shares represent up to 100% of the 2007 maximum performance-based restricted stock opportunity as explained above in our "Compensation Discussion & Analysis" under "2008 Performance-based Restricted Stock Grant."

The February 22, 2008 restricted stock awards vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant.

If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested restricted shares become fully vested as of the termination date.

(5) On January 29, 2008, the C&BC approved stock option grants to each of our named executive officers under our 2000 SIP. All stock options are non-qualified, become exercisable in four equal installments commencing on the first anniversary of the date of grant, and have an expiration date of ten years from date of grant.

If a named executive officer's employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 30-day period following the date of termination. If a named executive officer's employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(6) Amounts shown represent the SFAS No.123R full value as of the 2008 date of grant of the restricted shares and stock options, adjusted by an estimate of forfeiture of 81.54% for stock options and 86.32% for restricted stock. For Mr. Alesio, the estimate of forfeiture was 88.32% for stock options and 98.00% for restricted stock given his age and years of service. For Ms. Mathew, the estimate of forfeiture was 84.84% for stock options given her age and years of service. As noted above, the grant of restricted stock on February 22, 2008 was for 2007 performance and the stock option grant on February 6, 2008 was part of the named executive officer's 2008 equity-based compensation. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans.

(7) In accordance with our 2000 SIP, all stock options have an exercise price equal to the mean of the high and low trading prices of our common stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth a summary of all outstanding equity awards held by each of our named executive officers as of December 31, 2008:

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Steven W. Alesio	12/19/2001	108,200	—	36.160	12/19/2011		
	06/19/2002	46,800	—	34.605	06/19/2012		
	02/12/2003	97,500	—	34.165	02/12/2013		
	02/09/2004	83,550	—	53.300	02/09/2014		
	02/25/2005	78,300	26,100	60.535	02/25/2015		
	02/09/2006	37,650	37,650	71.275	02/09/2016		
	02/08/2007	17,025	51,075	88.040	02/08/2017		
	02/06/2008	—	87,000	88.365	02/06/2018		
	02/24/2006					15,992	
	02/23/2007					20,004	
	02/22/2008					23,468	
							4,590,621
Anastasios G. Konidaris	03/11/2005	12,450	4,150	61.965	03/11/2015		
	02/09/2006	4,800	4,800	71.275	02/09/2016		
	02/08/2007	2,275	6,825	88.040	02/08/2017		
	03/01/2007	625	1,875	88.330	03/01/2017		
	02/06/2008	—	15,700	88.365	02/06/2018		
	02/24/2006					1,399	
	02/23/2007					2,544	
	02/22/2008					3,985	
							612,042
Sara Mathew	08/20/2001	75,000	—	31.355	08/20/2011		
	12/19/2001	100,000	—	36.160	12/19/2011		
	02/12/2003	56,500	—	34.165	02/12/2013		
	02/09/2004	54,300	—	53.300	02/09/2014		
	02/25/2005	32,250	10,750	60.535	02/25/2015		
	02/09/2006	17,550	17,550	71.275	02/09/2016		
	02/08/2007	8,300	24,900	88.040	02/08/2017		
	03/01/2007	12,500	37,500	88.330	03/01/2017		
	02/06/2008	—	44,700	88.365	02/06/2018		
	02/24/2006					6,577	
	02/23/2007					9,326	
	02/22/2008					11,439	
							2,110,802
Byron C. Vielehr	08/02/2005	36,225	12,075	63.870	08/02/2015		
	02/09/2006	7,150	7,150	71.275	02/09/2016		
	02/08/2007	3,375	10,125	88.040	02/08/2017		
	02/06/2008	—	16,800	88.365	02/06/2018		
	02/24/2006					1,399	
	08/08/2006					8,333	
	02/23/2007					3,790	
	02/22/2008					4,649	
							1,402,801
James P. Burke	06/01/2004	125	—	54.485	05/31/2014		
	02/25/2005	—	3,275	60.535	02/25/2015		
	02/09/2006	—	7,150	71.275	02/09/2016		
	02/08/2007	3,375	10,125	88.040	02/08/2017		
	02/06/2008	—	17,900	88.365	02/06/2018		
	02/24/2006					1,999	
	08/08/2006					8,333	
	02/23/2007					3,162	
	02/22/2008					4,649	
							1,400,640

(1) Stock options granted to the named executive officers prior to February 9, 2004 become exercisable in three equal annual installments commencing on the third anniversary of the date of grant. Stock options granted to the named executive officers on or after February 9, 2004 become exercisable in four equal annual installments commencing on the first anniversary of the date of grant. If employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, an exercisable option may only be exercised during the 30-day period following the date of termination. If employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of such termination of service.

In the case of certain predefined events, as described in Mr. Alesio's employment agreement as a termination from D&B "without cause" or for "good reason," the vesting of his stock option grants dated 2003 and 2004 would have vested immediately. As of February 12, 2008, the options granted in 2003 and 2004 to Mr. Alesio were fully vested.

(2) Grants of restricted shares vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date. If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) on or after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested shares become fully vested as of the termination date.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the number of shares acquired and the value realized by the named executive officers upon the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2008:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Steven W. Alesio	160,000	10,882,618	27,618	2,500,024
Anastasios G. Konidaris	—	—	1,475	133,922
Sara Mathew	—	—	15,535	1,405,130
Byron C. Vielehr	—	—	6,786	649,628
James P. Burke	14,275	427,280	7,929	752,861

PENSION BENEFITS TABLE

The following table sets forth a summary of the defined benefit pension benefits for each named executive officer as of December 31, 2008:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven W. Alesio	Executive Retirement Plan	8.0	8,164,944	—
	Pension Benefit Equalization Plan	5.4	446,998	—
	Retirement Plan	5.4	65,936	—
Anastasios G. Konidaris	Executive Retirement Plan	3.9	462,675	—
	Pension Benefit Equalization Plan	1.3	4,921	—
	Retirement Plan	1.3	10,084	—
Sara Mathew	Executive Retirement Plan	7.4	3,052,256	—
	Pension Benefit Equalization Plan	4.8	163,235	—
	Retirement Plan	4.8	56,480	—
Byron C. Vielehr	Executive Retirement Plan	3.5	696,259	—
	Pension Benefit Equalization Plan	0.9	8,529	—
	Retirement Plan	0.9	8,719	—
James P. Burke	Executive Retirement Plan	7.1	1,134,794	—
	Pension Benefit Equalization Plan	4.5	39,421	—
	Retirement Plan	4.5	27,844	—

Our pension plans for executives are as follows:

- A tax qualified cash balance pension plan, referred to as the Retirement Plan;

- A non-qualified excess benefit plan, referred to as the Pension Benefit Equalization Plan, or PBEP; and

- The Supplemental Executive Benefit Plan, or SEBP, and the Executive Retirement Plan, or ERP.

Under the Retirement Plan and PBEP years of credited service are counted starting one year after date of hire. Under the SEBP and ERP, years of credited service are counted as of the date of hire to ensure that the named executive officer can attain a competitive retirement benefit at normal retirement age. The following actuarial assumptions were used in the calculation of the benefits in the Pension Benefits Table:

- The present value of the accumulated benefit column reflects the value of the accrued pension benefit payable at normal retirement under each plan in which the executive participates as of December 31, 2008;

- Normal retirement is defined as age 65 in the Retirement Plan and PBEP. The SEBP and ERP do not define normal retirement so the values reflect payment at the first age at which unreduced benefits are payable from the plan or age 55;

- The interest rate as of December 31, 2008 was 6.15% and the mortality is based on the RP2000 Healthy Annuitant table projected to 2016 mortality; and

- Present values at assumed retirement ages are discounted to each individual's current age using an interest only discount with no mortality.

Normal forms of payment have been reflected for each plan unless the named executive officer has elected a lump sum in either the PBEP or SEBP. Messrs. Alesio and Vielehr have lump sum elections in effect for both the PBEP and SEBP. The interest rate used to value the lump sum at the assumed retirement age is 4.31% and the mortality assumption used to value the lump sum is the 1983 Group Annuity Mortality table per plan provisions.

Retirement Plan. The Retirement Plan was frozen for all of our employees effective July 1, 2007. At the same time and to offset the impact of the pension freeze on our employees, we provided replacement benefits through an increase in our 401(k) company match. The accrued benefit in the Retirement Plan for all non-vested participants active as of June 30, 2007 became 100% vested. As a result of the pension freeze, no additional benefits have accrued under the Retirement Plan, although existing balances will continue to accrue interest, and the plan was closed to new participants.

The Retirement Plan was offered to all of our employees and participation was automatic after the completion of one year of service. Each year we contributed a percentage of a participant's compensation to the Retirement Plan that increased based on the total of their age plus years of credited service. The contribution percentage ranged from 3% to 12.5%. Eligible compensation included base salary plus any overtime, commissions and cash bonus payments. A participant's account under the Retirement Plan is also credited with interest each quarter based on the 30-year Treasury rate. A participant was 100% vested in the benefit upon completion of five years of service with D&B.

The Retirement Plan's normal retirement age is 65, although participants age 55 or older with at least ten years of service can elect to retire early. Upon termination of employment, a vested participant can elect to immediately receive 50% of his or her benefit as a lump sum or annuity, with the residual 50% being paid at age 55 or later. In addition, upon retirement, a participant can elect to receive 50% of his or her benefit as a lump sum and the remainder as an annuity or his or her entire benefit as an annuity. The single life annuity option provides the highest monthly dollar amount under the Retirement Plan. A participant can elect other annuity options that provide lower monthly dollar amounts because they are reduced to provide participants with an actuarial equivalent value.

Pension Benefit Equalization Plan. Effective July 1, 2007 the PBEP was frozen for all of our employees for the same reasons cited above with regard to the Retirement Plan. As a result of the freeze, no additional benefits will accrue under this plan, although existing balances will continue to accrue interest, and the plan was closed to new participants.

The PBEP was a non-qualified pension plan designed to provide pension benefits that participants would have received under the Retirement Plan except for annual compensation and benefit limitations under the Internal Revenue Code (for 2008, the annual compensation limit was $230,000). The objective of the PBEP was to provide a competitive retirement benefit to all employees regardless of limitations imposed by the Internal Revenue Code. All of our employees whose compensation exceeded the annual Internal Revenue Code limit in a plan year were eligible to participate. The benefit provisions in the PBEP were identical to the Retirement Plan provisions.

Supplemental Executive Benefit Plan. The SEBP was a non-qualified unfunded pension plan. The SEBP was offered to key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. The SEBP was closed to new participants effective January 1, 2006 and was frozen as of July 1, 2007.

The SEBP provided an annual benefit equal to 4% of a participant's average final compensation for each of the first 10 years of service and 2% of a participant's average final compensation for service in excess of 10 years but not to exceed 20 years. The percentage benefit earned under the SEBP was 40% of the participant's average final compensation for 10 years of service and the maximum percentage benefit earned under the SEBP was 60% of the participant's average final compensation (for 20 or more years of service). Average final compensation was equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant was 100% vested in the applicable benefit upon completion of 5 years of service with D&B.

The benefit payment from the SEBP is offset by any pension benefits earned in the Retirement Plan, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social

Security retirement benefit. Compensation used in determining the SEBP benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the SEBP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election.

Lump sums are calculated using a discount rate equal to 85% of the average 15-year U.S. Treasury bond yield as of the close of business on the last business day of each of the three months immediately preceding the date the annuity value is determined and using the 1983 Group Annuity Mortality Table. Benefit payments under the SEBP begin on the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

Executive Retirement Plan. The ERP is offered to our key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. The ERP provides an annual benefit equal to 4% of a participant's average final compensation (salary plus actual cash incentive) for the first 10 years of service to a maximum benefit percentage of 40% of the participant's average final compensation. This benefit is reduced by 15% for vested participants who leave prior to age 55 or who were age 50 or over as of July 1, 2007. Average final compensation is equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant is 100% vested in the applicable benefit upon completion of 5 years of participation in the plan.

The benefit payment from the ERP is offset by any pension benefits earned in the Retirement Plan, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social Security retirement benefit. Compensation used in determining the ERP benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the ERP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election.

Lump sums are calculated using a discount rate equal to 85% of the average 15-year U.S. Treasury bond yield as of the close of business on the last business day of each of the three months immediately preceding the date the annuity value is determined and using the 1983 Group Annuity Mortality Table. Benefit payments under the ERP begin the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth a summary of the non-qualified deferred compensation benefits of each named executive officer as of December 31, 2008:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FY ($)
Steven W. Alesio	Key Employee Non-Qualified Deferred Compensation Plan	—	—	(469,218)	—	2,067,825
	Profit Participation Benefit Equalization Plan	—	40,485	917	41,402	—
Anastasios G. Konidaris	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
	Profit Participation Benefit Equalization Plan	—	18,258	414	18,672	—
Sara Mathew	Key Employee Non-Qualified Deferred Compensation Plan	793,125	—	83,492	—	2,365,638
	Profit Participation Benefit Equalization Plan	—	41,809	947	42,756	—
Byron C. Vielehr	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
	Profit Participation Benefit Equalization Plan	—	23,264	527	23,791	—
James P. Burke	Key Employee Non-Qualified Deferred Compensation Plan	—	—	—	—	—
	Profit Participation Benefit Equalization Plan	—	16,320	370	16,690	—

Key Employees' Non-qualified Deferred Compensation Plan. The Key Employees' Non-qualified Deferred Compensation Plan, or NQDCP, is a voluntary plan which allows participants to defer, in 5% increments, up to 75% of their base salary and 100% of their annual cash incentive payments. Participants may elect to enroll in the NQDCP each calendar year but once their elections are made they are irrevocable for the covered year. Participants can elect to invest their deferrals in the same investment funds that are offered in our 401(k) Plan. Participants can elect to transfer their balances among other funds on a daily basis subject to our Insider Trading Policy. All amounts deferred by our named executive officers in prior years have been reported in the Summary Compensation Table in our previously filed proxy statements in the year earned, provided the individual was a named executive officer for that year for purposes of the SEC's executive compensation disclosure.

At the time the participant elects to enroll they must also indicate the timing of the distribution of their deferral. Participants may elect to receive their payments at a specified time period following their deferral (deferral must be for a minimum of three years) or upon their termination of employment. Distributions paid for a specified time period deferral are paid in a lump sum. Distributions paid upon termination can be paid in a lump sum, five annual installments or ten annual installments. In addition, lump sum payments are made in the event of a participant's death or disability and upon a change in control of D&B.

The investment earnings received are based on the performance of their selected investment funds noted in the following table:

Investment Fund Option	2008 Annual Return
BGI Balanced Index	-21.77%
BGI International Equity Index	-42.33%
BGI Mid and Small Cap Index	-38.40%
BGI S&P 500 Index	-36.91%
Black Rock Small Cap Growth*	-39.84%
Fidelity Blue Chip Growth	-38.60%
Fidelity Diversified International	-45.21%
Fidelity Equity Income	-41.64%
Fidelity Low Price Stock	-36.17%
Janus Mid Cap Value*	-27.06%
Munder Mid Cap Core Growth	-43.45%
Northern Small Cap Value	-23.43%
PIMCO Total Return	4.82%
Stable Value Fund	4.23%
D&B Stock Fund	-11.43%
BGI Lifepath Retirement	-15.86%
BGI Lifepath 2010	-17.97%
BGI Lifepath 2015	-14.85%
BGI Lifepath 2020	-26.41%
BGI Lifepath 2025	-29.59%
BGI Lifepath 2030	-32.25%
BGI Lifepath 2035	-34.66%
BGI Lifepath 2040	-36.76%
BGI Lifepath 2045	-38.63%

* These funds were added to the plan effective September 23, 2008.

Profit Participation Benefit Equalization Plan. The Profit Participation Benefit Equalization Plan, or PPBEP, was a non-qualified 401(k) Plan designed to provide 401(k) benefits that participants would have received under the 401(k) Plan except for annual compensation limitations under the Internal Revenue Code. We provided this plan to ensure a competitive retirement benefit to all employees regardless of limitations imposed by the Internal Revenue Code. All employees whose compensation exceeded the annual Internal Revenue Code limit in a plan year were eligible to participate. This plan provided participants with the employer matching contributions they would have received if their participation was not restricted due to the limitation. In addition, these contributions were credited with interest computed as a factor equal to 50% of the annual return which the

participant would have received if the participant's contribution were invested 80% in the Special Fixed Income/ Stable Value Fund and 20% in the BGI S&P 500 Index fund. The contributions plus the interest earned under this plan were paid out in March of the year following when the benefit was earned.

We continually review our compensation and benefit programs to evaluate their market competitiveness and to ensure their alignment with our pay for performance principle. Based on a recent review, we identified the PPBEP as inconsistent with market practice (only 40% of companies provide such a match as reflected in a recent Hewitt Associates benefits survey) and as having no pay for performance component. Therefore, upon recommendation from the C&BC, the Board approved elimination of the PPBEP effective January 1, 2008. The contributions noted in the table were made in 2008, but applicable to the 2007 plan year.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2008:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders (1)	2,920,713(2)	$55.03	2,200,897(3)

(1) In addition to our D&B equity compensation plans, this table includes information for two equity compensation plans adopted in connection with our separation from Moody's Corporation. As of December 31, 2008, a total of 95,083 shares of our common stock were issuable upon exercise of outstanding options and other rights under these two plans. The weighted average exercise price of those outstanding options and other rights is $13.93 per share. No additional options or other rights may be granted under these plans.

(2) Consists of options to purchase 2,841,634 shares of our common stock, restricted stock units with respect to 74,596 shares of our common stock, 1,585 accrued dividend units and deferred performance shares of 2,898 shares of our common stock. This amount does not include 368,493 outstanding shares of restricted common stock.

(3) Includes shares available for future purchases under our Employee Stock Purchase Plan, or ESPP. As of December 31, 2008, an aggregate of 680,679 shares of our common stock were available for purchase under the ESPP.

OVERVIEW OF EMPLOYMENT, CHANGE IN CONTROL
AND SEVERANCE ARRANGEMENTS

Employment Agreement with Steven W. Alesio

In connection with our CEO leadership plan, on December 31, 2004 we entered into an employment agreement with Mr. Alesio, as amended on June 29, 2007, December 13, 2007, and December 8, 2008. The terms of the agreement and each amendment were established and approved by the C&BC, with input from our independent compensation consultant and external legal counsel. Pursuant to the agreement Mr. Alesio has served as our Chief Executive Officer since January 1, 2005 and as our Chairman of the Board since May 31, 2005.

The agreement, as amended, has a three-year term ending on December 31, 2010 (subject to earlier termination as set forth therein). Mr. Alesio is entitled to a minimum annual base salary of $750,000 that may be increased by the Board of Directors as it deems appropriate. Mr. Alesio is also eligible to earn an annual cash incentive award based on the achievement of such goals and performance measures (including financial and employee satisfaction goals) as may be established by the C&BC from year to year. Mr. Alesio's target annual cash incentive opportunity is at least 130% of his base salary and his maximum annual cash incentive award is 200% of his target annual cash incentive opportunity (*i.e.*, at least 260% of his annual base salary).

Mr. Alesio is also entitled to annual equity-based awards at a level commensurate with his position at the discretion of the C&BC. The agreement also provides that Mr. Alesio is currently, and will remain, fully vested in his accrued benefit under the SEBP and ERP.

If, during the term of his contract, we terminate Mr. Alesio's employment without cause (cause is generally defined as a willful failure to perform his material duties or conviction of a felony) or Mr. Alesio terminates his employment for good reason (generally, an unfavorable change in employment status, a required relocation or a material willful breach of the agreement by D&B), he will be entitled to the following benefits:

- subject to his execution of a release of claims, a lump sum payment equal to two times the sum of his annual base salary and his target annual cash incentive;

- a lump sum payment equal to a pro rata portion of his target annual cash incentive for the year of the termination;

- an enhanced benefit under our SEBP (computed based on continued employment and an annual target cash incentive for two years); and

- continued medical and dental coverage for two years.

All equity awards granted to Mr. Alesio on or after 2005 are treated in accordance with the applicable grant agreement.

If Mr. Alesio dies or becomes disabled (as defined in the agreement), in addition to his base salary through the date of death or disability, Mr. Alesio or his estate will be entitled to a pro rata portion of his target annual cash incentive for the year of the death or disability, and immediate vesting of all stock options granted to him (except that options held for less than one year will be forfeited).

If we terminate Mr. Alesio's employment after December 31, 2010 without cause or Mr. Alesio terminates his employment on or after such date for good reason, he will be entitled to the benefits under our Executive Transition Plan as if he incurred an "eligible termination" other than by reason of unsatisfactory performance. A description of our Executive Transition Plan is included below under "Severance Arrangements."

Mr. Alesio has agreed to customary restrictive covenants, including a covenant not to compete with D&B during his employment and for one year after separation of his employment. In addition, Mr. Alesio signed a Detrimental Conduct Agreement that requires him to return a portion of the amounts received pursuant to any

equity awards if, during his employment and for two years thereafter, Mr. Alesio engages in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B.

Mr. Alesio will also be entitled to certain benefits under a change in control agreement he entered into with D&B and his change in control agreement was extended to coincide with the term of his employment agreement. If Mr. Alesio becomes entitled to similar payments or benefits under his change in control agreement and his employment agreement, he will receive the payments or benefits under the change in control agreement only to the extent such payments or benefits exceed those available under his employment agreement.

Amendment Number 1. Under the terms of Mr. Alesio's original employment agreement dated December 31, 2004, we were not permitted to amend materially the SEBP as it applies to Mr. Alesio, except for amendments to maintain appropriate tax treatment or as required by applicable law. Such provision, for example, would have precluded freezing the SEBP and moving Mr. Alesio's retirement benefit to the ERP, as described above in the "Supplemental Executive Benefit Plan" section. The original employment agreement, therefore, was amended effective June 29, 2007 to provide the company with the flexibility to amend the SEBP in certain limited ways and to have amendments previously approved by the Compensation & Benefits Committee apply to Mr. Alesio, but only where Mr. Alesio consents to such amendment(s) in writing. As discussed above under the supplemental executive benefits plan or SEBP, Mr. Alesio's SEBP benefit was frozen as of July 1, 2007 and his retirement benefit was transitioned to the ERP.

Amendment Number 2. In connection with our desire to continue Mr. Alesio's employment, we amended his employment agreement effective December 13, 2007. Such renewal included the terms and conditions of his original employment agreement, inclusive of Amendment Number 1 above, with the addition of the following amendments:

- The original employment agreement, as amended, was scheduled to expire on December 31, 2007 and we extended the term for three years, through December 31, 2010;

- We clarified that the amount of severance to be paid would be based on the base salary and the target annual cash incentive, in effect immediately prior to such termination;

- The definition of "retirement" under the 2000 SIP will continue to apply to all equity grants made to Mr. Alesio during the employment term even if such definition changes during that period. Under the 2000 SIP, termination of employment with the company after attaining age 55 and five years of service is treated as a "retirement." If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised options may be exercised during the shorter of the remaining term of the options or five years after the date of such termination of service. If a named executive officer is terminated due to retirement on or after the first anniversary of the grant date, any unvested shares of restricted stock become fully vested as of the termination date; and

- A new provision was added in compliance with Section 409A of the Internal Revenue Code of 1986, or Section 409A. Under this provision, any payments or benefits in connection with Mr. Alesio's termination of employment that would otherwise be provided during the six-month period immediately following his termination will instead be provided six months and one day after Mr. Alesio's separation from service.

Amendment Number 3. In order to ensure that the language of Mr. Alesio's contract was consistent with the provisions of Section 409A, we amended Mr. Alesio's employment agreement effective December 8, 2008. Specifically, the revisions provided specificity around the timing of certain payments and additional clarification around which events constitute a separation of service as defined under Section 409A. In addition, language was added that confirmed the intention of the company to administer our deferred compensation plans in compliance with Section 409A. None of the language changes provided for a benefit or right that did not already exist in his agreement.

We are not party to employment agreements with any other named executive officers.

Change in Control Agreements

Each of our named executive officers is a party to a change in control agreement that provides for certain benefits upon an actual or constructive termination of employment in connection with an actual or potential change in control of D&B.

If, following an actual or potential change in control, the named executive officer is terminated other than for cause or by reason of death, disability or normal retirement, or the named executive officer terminates his or her employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the named executive officer shall be entitled to receive:

- a lump-sum payment equal to three times the sum of base salary and the annual target cash incentive then in effect;

- a cash payment in lieu of outstanding stock options and shares of restricted stock held by the named executive officer;

- continuation of welfare benefits and certain other benefits for three years;

- outplacement consulting in an amount equal to the lesser of 20% of the sum of the executive's base salary plus the annual target cash incentive then in effect and $100,000;

- immediate vesting of accrued benefits under the Supplemental Executive Benefit Plan or Executive Retirement Plan;

- a prorated annual target cash incentive for the year in which the change in control occurs and a full target cash incentive for all other cash incentive plans in effect at the time of termination; and

- payment of any excise taxes due in respect of the foregoing benefits.

Severance Arrangements

Executive Transition Plan. Currently, no named executive officer is a participant in the Executive Transition Plan or ETP. However, as noted above, if we terminate Mr. Alesio's employment after December 31, 2010 without cause or Mr. Alesio terminates his employment on or after such date for good reason, he will be entitled to the benefits under the ETP as described below.

The ETP provides severance benefits for our CEO and other designated executives as determined by the C&BC in its sole discretion. The ETP currently provides for the payment of severance benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the ETP) or a mutually agreed-upon resignation. In the event of an eligible termination, the executive will be entitled to receive:

- 104 weeks of salary continuation (the salary continuation is payable at the times the executive's salary would have been paid if employment had not terminated);

- Unless the executive's employment is terminated by D&B for unsatisfactory performance not constituting cause, the executive's target annual cash incentive opportunity (in effect at the time of termination) will be paid each year in equal installments over the period of weeks of salary continuation;

- In addition, during the 104 weeks of salary continuation, the executive will receive continued medical, dental and life insurance benefits and will be entitled to outplacement in the manner generally provided to other executive officers;

63

- Finally, except in the case of a termination by D&B for unsatisfactory performance not constituting cause, the executive also will receive:

  - A prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the applicable annual cash incentive plan had his employment not been terminated;

  - Cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and

  - Financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to the termination of employment.

Our CEO has the authority to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the ETP (other than the CEO) and the C&BC has this discretion to make adjustments with respect to our CEO.

Career Transition Plan. Each of our named executive officers other than Mr. Alesio participates in the Career Transition Plan, or CTP. Mr. Alesio's severance benefits are covered by his employment agreement as discussed above.

The CTP generally provides for the payment of benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the CTP) or a mutually agreed-upon resignation. The CTP does not apply to terminations of employment in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) if an offer of employment at a comparable base salary is made to the employee by the surviving or acquiring entity.

In the event of an eligible termination, a named executive officer will be paid 40 to 52 weeks of base salary continuation at the rate in effect at the time of termination (half these number of weeks if the executive is terminated by D&B for unsatisfactory performance not constituting cause), payable on the dates the executive's salary would have been paid if employment had not terminated. For the named executive officers, all of whom earn base salaries in excess of $300,000, the number of weeks of base salary continuation is based on years of service with the company at the time of termination: less than five years, 40 weeks; more than five but less than ten years, 48 weeks; and more than ten years, 52 weeks.

In addition, the executive will receive continued medical and dental insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by D&B. Should the executive obtain reemployment prior to the conclusion of the salary continuation period, only 50% of the remaining base salary continuation would be paid to the executive.

Except in the case of a termination by D&B for unsatisfactory performance, the executive also will receive:

- a prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the annual cash incentive plan in which the executive is participating, provided that the executive was employed for at least six full months during the calendar year of termination;

- cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and

- financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

64

The CTP gives our chief executive officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP. Any severance benefits paid to a named executive officer above the amounts provided by the CTP require the approval of the C&BC.

Detrimental Conduct Program

We maintain a detrimental conduct program pursuant to which, upon receipt of an equity-based award, employees, including the named executive officers, are required to sign an agreement that requires employees to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of named executive officers), they engage in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B.

Potential Post-employment Compensation Table

The following table summarizes the potential post-employment compensation that is or may become payable to our named executive officers pursuant to the plans and arrangements described above upon an actual or constructive termination of the named executive officer's employment or a change in control of D&B. The information set forth in the following table is calculated using the assumptions listed below and the triggering events are defined in the applicable plans and agreements. The amounts shown represent summary estimates for the various components based on these assumptions and do not reflect any actual payments to be received by the named executive officers. The components that may be applicable in calculating the post-employment compensation amount include:

- Payments related to base salary and target cash bonus;

- Payments related to vested and unvested stock options and outstanding restricted stock;

- Payments related to retirement benefits such as the SEBP, ERP, and PBEP;

- Value of health and welfare benefits; and

- Value of other benefits such as outplacement and tax gross-up.

Triggering Event & Value ($)	Steven W. Alesio	Anastasios G. Konidaris	Sara Mathew	Byron C. Vielehr	James P. Burke
If Voluntary Termination	23,022,357	243,193	15,277,904	560,223	1,058,025
% Already Earned	*100%*	*100%*	*100%*	*100%*	*100%*
Forfeitures	*5,248,654*	*703,707*	*2,393,935*	*1,606,125*	*1,497,581*
If Termination is Due to Disability	38,630,024	3,999,555	22,492,844	6,509,593	5,182,094
% Already Earned	*60%*	*6%*	*68%*	*9%*	*20%*
Forfeitures	*—*	*307,642*	*883,091*	*358,903*	*358,903*
If Involuntary Termination without Cause or Quit for Good Reason	34,386,934	860,845	16,531,710	1,258,357	1,842,504
% Already Earned	*67%*	*28%*	*92%*	*45%*	*57%*
Forfeitures	*4,813,697*	*703,707*	*2,393,935*	*1,606,125*	*1,497,581*
If Involuntary Termination for Cause	14,857,413	243,193	12,225,648	560,223	118,654
% Already Earned	*100%*	*100%*	*100%*	*100%*	*100%*
Forfeitures	*13,413,597*	*703,707*	*5,446,191*	*1,606,125*	*2,436,952*
If Change in Control Termination Occurs	57,314,919	8,496,493	35,699,988	11,052,362	11,586,888
% Already Earned	*40%*	*3%*	*43%*	*5%*	*9%*
Forfeitures	*—*	*—*	*—*	*—*	*—*

The amounts in the above table represent the total value of the potential post-employment compensation and the percentages below each amount in the above table indicate how much of that total value has already been earned by the named executive officer (i.e., the value the named executive officer has already earned and would be entitled to in the event of a termination). The remainder is the incremental value payable to the executive as a result of the specific triggering event. For example, the total value of Mr. Alesio's potential post-employment compensation in the event of a termination due to disability is $38,630,024; approximately 60% of that total, or $23,022,357, has already been earned irrespective of the particular triggering event (e.g., value of vested stock options, entire value of defined contribution plan, and part of the value of defined benefit plans) and the approximately 40% remaining, or $15,607,667, is the value due exclusively to the triggering event.

In addition, we have indicated the total value of compensation forfeited as a result of the triggering event. For example, Mr. Alesio would forfeit $5,248,654 in the event of a voluntary termination which consists of forfeited restricted stock of $4,590,621 and forfeited unvested stock options valued at $658,033.

In calculating the amounts set forth in the above table, we have made the following assumptions:

1. **Date and Stock Price.** The stock price assumed for all above triggering events was $77.20, the closing price of our common stock on December 31, 2008.

2. **Severance.** For all executives, we assumed the following severance payments are payable:

    *   Involuntary termination without cause:

        *   Mr. Alesio: Two times his annual base salary plus target annual cash incentive.

        *   Other named executive officers: The amount varies based on years of service. Ms. Mathew and Mr. Burke are entitled to 48 weeks; Mr. Konidaris and Mr. Vielehr are entitled to 40 weeks. If the termination is for unsatisfactory performance, then Ms. Mathew and Mr. Burke are entitled to one-half of the benefit, or 24 weeks; Mr. Konidaris and Mr. Vielehr are also entitled to one-half of the benefit, or 20 weeks. The calculation in the above table reflects the full benefit entitlement.

    *   Involuntary termination for cause:

        *   No benefit is provided.

    *   Change in control termination:

        *   Three times annual base salary plus target annual cash incentive for all of the named executive officers.

3. **Target Annual Cash Incentive**

    *   No benefit is provided for a voluntary termination or involuntary termination for cause.

    *   In the event of a termination due to disability, no benefit is provided for the named executive officers, other than Mr. Alesio, who is provided with one times his target annual cash incentive pro rated for the period served and factored by performance.

    *   For an involuntary termination without cause, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.

    *   In the event of a termination of employment in connection with a change in control, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served in addition to the severance benefits noted above.

    *   Assumption for period served in all of the above is 12 months and performance factor assumption is 100%.

4. **Treatment of Unvested Outstanding Equity**

    *   Unvested stock options and restricted stock are generally forfeited in the event of either a voluntary or involuntary termination.

    *   Generally, unvested stock options and restricted stock granted twelve months or more prior to a termination due to disability vest immediately and unvested equity granted within twelve months of termination due to disability are forfeited.

    *   In the event of a change in control of D&B, all unvested stock options and restricted stock vest immediately.

5. **Factors Influencing Potential Post-employment Pension Benefit Payments**

    *   *Voluntary Termination*: A termination date of December 31, 2008 is assumed and all payments, except for a Retirement Plan lump sum payment, will begin at age 55. Messrs. Konidaris and Vielehr are not vested in their SEBP and ERP pension benefits, so their respective pension benefit is zero in every triggering event other than a change in control and termination due to disability.

    *   *Termination Due to Disability*: Assumption is made that each named executive officer would remain disabled until age 65. The values of the SEBP and ERP plan are increased to reflect the additional years of benefit accrual up to age 65. The SEBP also has a disability benefit which pays an annuity equal to 60% of their pre-disability income, less any disability plan benefit, for each year up through age 65.

    *   *Involuntary Termination without Cause or Resignation for Good Reason*: Payments under the Retirement Plan, PBEP, SEBP and ERP are the same as under voluntary termination with the exception of Mr. Alesio, who receives an enhanced SEBP benefit per his employment agreement.

    *   *Involuntary Termination for Cause*: Payments under the Retirement Plan and PEBP are the same as under voluntary termination. Under the terms of the SEBP and ERP, no benefit is due.

    *   *Change in Control Termination*: Retirement Plan benefit amount remains the same as under voluntary termination. SEBP or ERP benefits are greater since under the change in control provisions, 3 years of service are added to the calculation. In addition, the PBEP, SEBP and ERP use a more favorable interest rate to calculate the lump sum payment. In addition, all benefits are paid as a lump sum and are made as soon as possible after the change in control, versus age 55 in the other triggering events.

6. **Deferred Compensation.** All of the triggering events include D&B's contributions plus any earnings in the qualified defined contribution plan (i.e., our 401(k) Plan).

7. **Excise Tax.** The change in control triggering event includes any excise tax and gross-up due to the Internal Revenue Service.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are required by SEC regulation to furnish D&B with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to D&B, we believe that during 2008 all Section 16(a) filing requirements applicable to our insiders were complied with, except that, due to administrative oversight on the part of D&B, a Form 4 for Ms. Clifford reporting her stock option exercise and same day sale of 5,456 shares on September 19, 2008, was filed one day late.

OTHER MATTERS

We know of no matters, other than those referred to herein, which will be presented at the Annual Meeting. If, however, any other appropriate business should properly be presented at the meeting, the persons named in the form of proxy will vote the proxies in accordance with their best judgment.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

The information under the captions "Report of the Audit Committee" and "Report of the Compensation & Benefits Committee" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other D&B filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate these reports by reference therein.

The information on our website (*www.dnb.com*) is not, and shall not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

Shareholder proposals intended to be included in our proxy statement for the Annual Meeting of Shareholders in 2010 must be received by our Corporate Secretary no later than November 23, 2009. We will consider written proposals received by that date in accordance with regulations governing the solicitation of proxies.

Under our bylaws, shareholder proposals for the 2010 Annual Meeting of Shareholders that are not intended to be included in our proxy statement must be received by our Corporate Secretary between January 5, 2010 and February 4, 2010.

For a shareholder seeking to nominate a candidate for our Board of Directors, notice must be provided to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708. The notice must describe various matters regarding the nominee, including name, age, business address and the nominee's written consent to being named in the proxy statement and to serving as a director if elected. For a shareholder seeking to bring other business before a shareholder meeting, such notice must include a description of the proposed business, the text of the proposal, the reasons for conducting such business at the meeting, any material interest in such business of the proposing shareholder, and other specified matters. In each case, the notice must also include information regarding the proposing shareholder, including the name and address of such shareholder and class and number of shares owned by such shareholder.

Any shareholder desiring a copy of our bylaws will be furnished one without charge upon written request to our Corporate Secretary or may obtain a copy from the Corporate Governance information in the Investors section of our website (*www.dnb.com*). A copy of our bylaws is also filed as an exhibit to our Form 10 filed on June 27, 2000 and is available at the SEC website (*www.sec.gov*).

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED TOTAL AND CORE REVENUE
TO
TOTAL AND CORE REVENUE BEFORE THE EFFECT OF FOREIGN EXCHANGE

	For The Year Ended December 31,		Growth Rate
	2008	2007	
	($ in millions)		
Total and Core Revenue (Reported)	$1,726.3	$1,599.2	8%
Less: Effect of Foreign Exchange			1%
Total and Core Revenue Before the Effect of Foreign Exchange (1)			7%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2008 for a discussion of our use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED DILUTED EARNINGS PER SHARE
FROM CONTINUING OPERATIONS
TO
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		Growth Rate
	2008	2007	
Diluted EPS from Continuing Operations (Reported)	$ 5.58	$ 4.90	14%
Impact of Non-Core Gains and (Charges):			
Restructuring Costs Related to our Financial Flexibility Initiatives	(0.36)	(0.26)	
Settlement of Legacy Tax Matter Arbitration	0.09	—	
Tax reserve true-up for the settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	0.14	—	
Favorable resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and /or Divested Entities	0.41	—	
Interest on IRS Deposit	0.02	—	
Gain associated with Beijing D&B HuiCong Market Research Co. Ltd. Joint Venture	0.01	—	
Gain associated with Huaxia / D&B China Joint Venture	—	0.05	
Settlement of International payroll tax matter related to a divested entity	—	(0.01)	
Net Gain (Loss) on Sale of Other Investments	—	0.01	
Tax reserve true-up for the settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expenses Deductions/Royalty Income 1997-2002" transaction	—	0.52	
Impact of revaluing the net deferred tax assets in the UK as a result of a UK Tax Law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%	—	(0.04)	
Gain associated with Tokyo Shoko Research / D&B Japan Joint Venture	—	0.08	
Diluted EPS from Continuing Operations Before Non-Core Gains and (Charges) (1)	$ 5.27	$ 4.55	16%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business*" in our Form 10-K for the year ended December 31, 2008 for a discussion of our use of Diluted EPS before non-core gains and (charges) and why management believes this measure provides useful information to investors.

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED OPERATING INCOME TO OPERATING INCOME BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		Growth Rate
	2008	2007	
	($ in millions)		
Operating Income (Reported)	$469.7	$425.6	10%
Impact of Non-Core Gains and (Charges):			
Restructuring Costs Related to our Financial Flexibility Initiatives	(31.4)	(25.1)	
Settlement of International payroll tax matter related to a divested entity	—	(0.8)	
Operating Income Before Non-Core Gains and (Charges) (1)	$501.1	$451.5	11%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business*" in our Form 10-K for the year ended December 31, 2008 for a discussion of our use of operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

AUDIT COMMITTEE CHARTER
Amended and Restated November 4, 2008

Membership and Meetings

Membership

The Committee shall be comprised of no fewer than three members as appointed by the Board of Directors upon recommendation of the Board Affairs Committee. Each Committee member shall meet the independence, experience and other membership requirements of the New York Stock Exchange, of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations of the Securities and Exchange Commission ("Commission").

The Board Affairs Committee will recommend the Committee members and a Committee Chair from among such Committee members in accordance with the Company's Corporate Governance Principles. Consideration will be given to staffing the Committee with at least one member who the Board has determined is an audit committee financial expert as defined by the Commission. No Committee member should serve on more than two other public company audit committees without the prior approval of the Board.

Each Committee member will serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a Board member.

Meetings

The Committee shall meet in person or telephonically as often as it determines, but not less frequently than four times per year. Meetings of the Committee should be attended by representatives of the Company's principal external auditors ("independent auditors"), the Chief Financial Officer, the Controller, the Leader of Internal Audit, the General Counsel and others as and when deemed appropriate by the Committee. The Committee shall meet privately with such persons or groups, whenever the Committee deems it appropriate.

The Committee Chair shall be responsible for calling the meetings of the Committee, establishing meeting agenda with input from management and supervising the conduct of the meetings. Any Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting.

A majority of the number of appointed Committee members will constitute a quorum for conducting business at a meeting of the Committee.

Purposes

The Committee will assist the Board in the oversight of (1) the integrity of the financial statements of the Company, (2) the independent auditors' qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Committee shall also prepare the report required by the rules of the Commission to be included in the Company's annual proxy statement.

Committee Authority and Responsibilities

Relationship with the Independent Auditors

The Committee has the sole authority to appoint or replace the independent auditors. Notwithstanding this authority, the Committee will continue its long standing practice of recommending that the Board ask

shareholders to ratify the Committee's selection. If shareholders fail to so ratify, the Committee will consider that fact in its future selection of the independent auditors.

The Committee is directly responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The independent auditors will report directly to the Committee.

Other Responsibilities

The Committee, to the extent it deems necessary or appropriate, will:

Financial Statement and Disclosure Matters

1. Meet to review and discuss with management and the independent auditors:

    (a) The annual audited financial statements (and related Form 10-K) and quarterly unaudited financial statements (and related Forms 10-Q), including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

    (b) Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on financial statements.

    (c) Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

    (d) The effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

2. Review and discuss reports from the independent auditors on:

    (a) All critical accounting policies and practices to be used.

    (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors.

    (c) Other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3. Discuss with management the Company's earnings press releases (including any use of "pro-forma" or "adjusted non-GAAP information"), financial information and earnings guidance provided to analysts and rating agencies.

4. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

5. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any audit problems or difficulties encountered in the course of the audit work and management's response thereto, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

6. Review and discuss with the independent auditors and the Leader of Internal Audit, the adequacy of the Company's internal accounting controls.

7. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

8. Review with the independent auditors its opinion on the effectiveness of management's assessment of internal controls over financial reporting and the independent auditors' analysis of matters requiring modification to the CEO and CFO certifications in the Form 10-K and Form 10-Q.

Oversight of the Company's Relationship with the Independent Auditors

9. At least annually, review and discuss with the independent auditors a report from the independent auditors describing:

   (a) the independent auditors' internal quality-control procedures,

   (b) any material issues raised by the most recent internal quality-control review, or PCAOB inspection, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm,

   (c) any steps taken to deal with any such issues, and

   (d) all relationships between the independent auditors or any of its affiliates and the Company or any individual in a financial reporting oversight role at the Company, that may reasonably be thought to bear on the independence of the independent auditors.

10. Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence. This review should also include an evaluation of the lead audit partner. The Committee shall present its conclusions with respect to the independent auditors and lead audit partner to the Board.

11. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

12. Establish policies for the Company's hiring of employees or former employees of the independent auditors who participated in the audit of the Company.

13. As appropriate, seek to discuss with the national office of the independent auditors issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.

14. Meet with the independent auditors prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

15. Discuss with the independent auditors the responsibilities of, and the budget and staffing for, the Company's internal audit function.

16. Review the appointment and replacement of the Leader of Internal Audit.

17. Review and discuss with the Leader of Internal Audit, the Company's internal system of audit and financial controls, internal audit plans and the periodic report of audit activities, examinations and results of internal audits.

Compliance Oversight Responsibilities

18. Periodically, meet in separate sessions with management, internal auditors and the independent auditors to discuss any matters that the Committee or the persons with whom they meet, believe should be discussed.

19. Review (a) the status of the Company's compliance with applicable laws and regulations, (b) major legislative and regulatory developments which could materially impact the Company, and (c) management's efforts to monitor compliance with the Company's code of conduct.

20. Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. Obtain from the independent auditors assurance that Section 10A (b) of the Exchange Act has not been implicated.

Corporate Cash Investment Policy

The Committee has the authority to approve any revisions to the Company's Corporate Cash Investment Policy or similar policies with respect to the Company's investments in cash, cash equivalents and other short-term investments.

Preapproval of Audit and Non-Audit Services

The Committee has the sole authority to preapprove all auditing services and permitted non-audit services to be performed by the independent auditors. The Committee may delegate this authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals are presented to the full Committee at its next scheduled meeting.

Resources of the Committee

The Committee has the authority to retain independent legal, accounting or other advisors. The Company will provide for appropriate funding, as determined by the Committee, for payment of (1) compensation to the independent auditors, (2) compensation to any advisors employed by the Committee and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Reports to the Board

The Committee will make regular reports to the Board.

Charter Reviews

The Committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

Performance Assessment

The Committee will annually review the Audit Committee's own performance.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Audit Committee Report

The Committee, with the assistance of management and any outside advisors the Committee deems appropriate, shall prepare a report for inclusion in the Company's proxy statement relating to the Company's annual meeting of shareholders.

Public Disclosure

Consistent with New York Stock Exchange listing standards, this Charter will be included on the Company's website and will be made available in print, free of charge, upon request sent to the Company's Corporate Secretary. The Company's annual proxy statement will state that this Charter is available on the Company's website and will be made available in print, free of charge, upon request to the Company's Corporate Secretary.

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THE DUN & BRADSTREET CORPORATION
2009 STOCK INCENTIVE PLAN

1. Purposes of the Plan

The purposes of the Plan are (a) to promote the long-term success of the Company and its Subsidiaries and Affiliates by providing Eligible Individuals with incentives to contribute to the long-term growth and profitability of the Company, as well as through the grant of equity-based awards and (b) to assist the Company in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to the Company and its Subsidiaries and Affiliates.

Upon the Effective Date, no further awards will be granted under the Prior Plan.

2. Definitions and Rules of Construction

(a) *Definitions.* For purposes of the Plan, the following capitalized words shall have the meanings set forth below:

"Affiliate" means any Parent or Subsidiary and any person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company or any other entity designated by the Board in which the Company or a Subsidiary or Affiliate has an interest.

"Applicable Law" means any and all applicable laws, rules, regulations and other legal requirements, including, as applicable, Section 16(b) of the Exchange Act, Section 162(m) and Section 409A of the Code, and the listing standards of the NYSE.

"Award" means an Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Performance Stock, Performance Stock Unit, Performance Award or Other Award granted by the Committee pursuant to the terms of the Plan.

"Award Document" means an agreement, certificate or other type or form of document or documentation approved by the Committee that sets forth the terms and conditions of an Award. An Award Document may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or a Participant.

"Beneficial Owner" and "Beneficially Owned" have the meaning set forth in Rule 13d-3 under the Exchange Act.

"Board" means the Board of Directors of the Company, as constituted from time to time.

"Change in Control" means the occurrence of any of the following:

(i) any one "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), or more than one Person acting as a group (including owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company, but not including Persons solely because they purchase or own stock of the Company at the same time or as a result of the same public offering), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the Company's stock, but only if such Person or group is not considered to effectively control the Company (within the meaning of Section 1.409A-3(i)(5)(vi) of the Treasury Regulations) prior to such acquisition;

(ii)   a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election;

(iii) any one Person, or more than one Person acting as a group (including owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company, but not including Persons solely because they purchase or own stock of the Company at the same time or as a result of the same public offering), acquires ownership of stock of the Company that, together with stock held by such Person or group, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company, but only if such Person or group was not considered to own more than fifty percent (50%) of the total voting power of the stock of the Company prior to such acquisition; or

(iv) any one Person, or more than one Person acting as a group (including owners of a corporation that enters into a merger, consolidation, purchase or acquisition of assets, or similar business transaction with the Company, but not including Persons solely because they purchase assets of the Company at the same time), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or group) assets from the Company that have a total gross fair market value (determined without regard to any liabilities associated with such assets) equal to or more than ninety percent (90%) of the total gross fair market value of all of the assets of the Company (determined without regard to any liabilities associated with such assets) immediately before such acquisition or acquisitions, except where the assets are transferred to (i) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock, (ii) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company immediately after the asset transfer, (iii) a Person, or more than one Person acting as a group, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company immediately after the asset transfer, or (iv) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in (iii), above, immediately after the asset transfer.

Notwithstanding the foregoing, with respect to an Award that is subject to Section 409A of the Code and the payment or settlement of the Award will accelerate upon a Change in Control, no event set forth herein will constitute a Change in Control for purposes of the Plan or any Award Document unless such event also constitutes a "change in control event" as that terms is defined for the purposes of Section 409A of the Code.

"Change in Control Price" means the highest price paid for a Share in a Change in Control transaction.

"Code" means the Internal Revenue Code of 1986, as amended, and the applicable regulations, rulings and guidance issued thereunder.

"Committee" means the Compensation & Benefits Committee of the Board, any successor committee or any other committee appointed from time to time by the Board to administer the Plan that meets the requirements of Section 162(m) of the Code, Section 16(b) of the Exchange Act and the applicable rules and listing standards of the NYSE. However, if the Committee is found not to have qualified under the requirements of Section 162(m) of the Code and Section 16(b) of the Exchange Act, the Awards granted and other actions taken by the Committee shall not be invalidated by reason of the Committee's failure to so qualify.

"Common Stock" means the common stock of the Company, par value $0.01 per share, or another class of share or other securities that may be applicable in accordance with Section 13.

"Company" means The Dun & Bradstreet Corporation or any successor to all or substantially all of the Company's business that adopts the Plan.

"Disability" means, except as otherwise set forth in an Award Document, the inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which constitutes a permanent and total disability, as defined in Section 22(e)(3) of the Code (or any successor section thereto). The determination whether a Participant has suffered a Disability shall be made by the Committee based upon such evidence as it deems necessary and appropriate. A Participant shall not be considered disabled unless he or she furnishes such medical or other evidence of the existence of the Disability as the Committee, in its sole discretion, may require.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"Effective Date" means the date on which the Plan is approved by shareholders of the Company.

"Eligible Individuals" means the individuals described in Section 4(a) of the Plan who are eligible for Awards under the Plan.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fair Market Value" means on a given date, the arithmetic mean of the high and low per-share prices of the Shares as reported on the New York Stock Exchange. If no sale of Shares shall have been reported on the New York Stock Exchange on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used. If there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith in accordance with Section 1.409A-1(b)(5)(iv)(B) of the Treasury Regulations (or any similar or successor provision(s)).

"Incentive Stock Option" means an Option that is intended to comply with the requirements of Section 422 of the Code or any successor provision.

"Nonqualified Stock Option" means an Option that is not intended to comply with the requirements of Section 422 of the Code or any successor provision.

"NYSE" means the New York Stock Exchange.

"Option" means an Incentive Stock Option or Nonqualified Stock Option granted pursuant to Section 7.

"Other Award" means any form of equity-based or equity-related award other than an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Stock, Performance Stock Unit or Performance Award, granted pursuant to Section 11.

"Parent" means a corporation that owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

"Participant" means an Eligible Individual who has been granted an Award under the Plan.

"Performance Award" means a right to receive a cash Target Payment in the future granted pursuant to Section 10(c).

"Performance Goal" means the performance measures established by the Committee, from among the performance measures provided in Section 6(h), and set forth in the applicable Award Document.

"Performance Period" means the period established by the Committee and set forth in the applicable Award Document over which Performance Goals are measured.

"Performance Stock" means a Target Number of Shares granted pursuant to Section 10(a).

"Performance Stock Unit" means a right to receive a Target Number of Shares (or cash, if applicable) in the future granted pursuant to Section 10(b).

"Permitted Transferee" means (i) a Participant's family member, (ii) one or more trusts established in whole or in part for the benefit of one or more of the Participant's family members, (iii) one or more entities that are beneficially owned in whole or in part by one or more of the Participant's family members, or (iv) a charitable or not-for-profit organization.

"Person" means any person, entity or "group" within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, except for (i) the Company or any of its Subsidiaries or Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities of the Company pursuant to an offering of the securities, (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (v) a person or group as used in Rule 13d-1(b) under the Exchange Act.

"Plan" means The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, as amended or restated from time to time.

"Plan Limit" means the maximum aggregate number of Shares that may be issued for all purposes under the Plan as set forth in Section 5(a).

"Prior Plan" means The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended.

"Restricted Stock" means one or more Shares granted or sold pursuant to Section 8(a).

"Restricted Stock Unit" means a right to receive one or more Shares (or cash, if applicable) in the future granted pursuant to Section 8(b).

"Retirement" means, except as otherwise set forth in an Award Document, termination of employment with the Company or an Affiliate after such Participant has attained age 55 and five years of service with the Company; or, with the prior written consent of the Committee that such termination be treated as a Retirement hereunder, termination of employment under other circumstances.

"Section 409A Award" means an Award that provides for a "deferral of compensation" within the meaning of Section 409A of the Code.

"Section 162(m) Award" means an Award that is intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

"Shares" means shares of Common Stock, as may be adjusted pursuant to Section 13(b).

"Stock Appreciation Right" means a right to receive all or some portion of the appreciation on Shares granted pursuant to Section 9.

"Subsidiary" means (i) a corporation or other entity with respect to which the Company, directly or indirectly, has the power, whether through the ownership of voting securities, by contract or otherwise, to elect at least a majority of the members of the board of directors or analogous governing body, or (ii) any other corporation or other entity in which the Company, directly or indirectly, has an equity or similar interest and that the Committee designates as a Subsidiary for purposes of the Plan. For purposes of determining eligibility for the grant of Incentive Stock Options under the Plan, the term "Subsidiary" shall be defined in the manner required by Section 424(f) of the Code.

"Substitute Award" means any Award granted upon assumption of, or in substitution or exchange for, outstanding employee equity awards previously granted by a company or other entity acquired by the Company or with which the Company combines pursuant to the terms of an equity compensation plan that was approved by the shareholders of the company or other entity.

"Target Number" or *"Target Payment"* means the target number of Shares or cash payment established by the Committee and set forth in the applicable Award Document.

(b) *Rules of Construction*. The masculine pronoun shall be deemed to include the feminine pronoun, and the singular form of a word shall be deemed to include the plural form, unless the context requires otherwise. Unless the text indicates otherwise, references to sections are to sections of the Plan.

3. Administration

(a) *Committee*. The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the express provisions of the Plan, to: select the Participants from the Eligible Individuals; grant Awards in accordance with the Plan; determine the number of Shares subject to each Award or the cash amount payable in connection with an *Award*; determine the terms and conditions of each Award, including, without limitation, those related to term, permissible methods of exercise, vesting, cancellation, payment, settlement, exercisability, Performance Periods, Performance Goals, and the effect, if any, of a Participant's termination of employment with the Company or any of its Subsidiaries or Affiliates or, subject to Section 6(d), a Change in Control of the Company; subject to Section 16 and Section 17(e), amend the terms and conditions of an Award after grant; specify and approve the provisions of the Award Documents delivered to Participants in connection with their Awards; construe and interpret any Award Document delivered under the Plan; make factual determinations in connection with the administration or interpretation of the Plan; adopt, prescribe, amend, waive and rescind administrative regulations, rules and procedures relating to the Plan; employ legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and rely upon any advice, opinion or computation received from them; vary the terms of Awards to take account of tax and securities law and other regulatory requirements or to procure favorable tax treatment for Participants; correct any defects, supply any omission or reconcile any inconsistency in any Award Document or the Plan; and make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any Award Document.

(b) *Plan Construction and Interpretation*. The Committee shall have full power and authority, subject to the express provisions of the Plan, to construe and interpret the Plan.

(c) *Determinations of Committee Final and Binding*. All determinations by the Committee in carrying out and administering the Plan and in construing and interpreting the Plan shall be made in the Committee's sole discretion and shall be final, binding and conclusive for all purposes and upon all interested persons.

(d) *Delegation of Authority*. To the extent not prohibited by Applicable Law, the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees of the Committee or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. However, the Committee may not delegate its authority to make Awards to employees (A) who are subject on the date of the Award to the reporting rules under Section 16(a) of the Exchange Act or (B) whose compensation for the fiscal year may be subject to the limit on deductible compensation pursuant to Section 162(m) of the Code. For purposes of the Plan, reference to the Committee shall be deemed to refer to any subcommittee, subcommittees, or other persons or groups of persons to whom the Committee delegates authority pursuant to this Section 3(d).

(e) *Liability of Committee*. Subject to Applicable Law: (i) no member of the Board or Committee (or its delegates) shall be liable for any good faith action or determination made in connection with the operation, administration or interpretation of the Plan and (ii) the members of the Board or the Committee (and its delegates) shall be entitled to indemnification and reimbursement in the manner provided in the Company's Certificate of Incorporation and Bylaws, as they may be amended from time to time. In the performance of its responsibilities with respect to the Plan, the Committee shall be entitled to rely upon, and no member of the Committee shall be liable for any action taken or not taken in reliance upon, information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party that the Committee deems necessary.

(f) *Action by the Board*. Anything in the Plan to the contrary notwithstanding, subject to Applicable Law, any authority or responsibility that, under the terms of the Plan, may be exercised by the Committee may alternatively be exercised by the Board.

4. Eligibility

(a) *Eligible Individuals.* Awards may be granted to employees of the Company or any of its Subsidiaries and Affiliates. The Committee shall have the authority to select the persons among Eligible Individuals to whom Awards may be granted and to determine the type, number and terms of Awards to be granted to each Participant.

(b) *Grants to Participants.* The Committee shall have no obligation to grant any Eligible Individual an Award or to designate an Eligible Individual as a Participant solely by reason of the Eligible Individual having received a prior Award or having been previously designated as a Participant. The Committee may grant more than one Award to a Participant and may designate an Eligible Individual as a Participant for overlapping periods of time.

5. Shares Subject to the Plan

(a) *Plan Limit.* Subject to adjustment in accordance with Section 13, the maximum aggregate number of Shares that may be issued for all purposes under the Plan shall be 5,400,000 plus any Shares that are available for issuance under the Prior Plan that are not subject to outstanding awards as of the Effective Date or that become available for issuance upon forfeiture, cancellation or expiration of awards granted under the Prior Plan without having been exercised or settled in Shares. Shares to be issued under the Plan may be authorized and unissued Shares, issued Shares that have been reacquired by the Company (in the open market or in private transactions) and that are being held in treasury, or a combination of issued and unissued Shares. All of the Shares subject to the Plan Limit may be issued pursuant to Incentive Stock Options, except that in calculating the number of Shares that remain available for Awards of Incentive Stock Options, the rules set forth in this Section 5 shall not apply to the extent not permitted under Section 422 of the Code.

(b) *Rules Applicable to Determining Shares Available for Issuance.* The number of Shares remaining available for issuance shall be reduced by the number of Shares subject to outstanding Awards and, for Awards that are not denominated by Shares, by the number of Shares actually delivered upon settlement or payment of the Award; provided, however, that, notwithstanding the above, the number of Shares available for issuance under the Plan shall be reduced by 2.3 Shares for every one Share issued in respect of an award of (i) Restricted Stock, (ii) Restricted Stock Units, (iii) Performance Stock, (iv) Performance Stock Units or (v) Other Awards which are not subject to payment of an exercise or purchase price. For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares corresponding to Awards under the Plan that are forfeited or cancelled or otherwise expire for any reason without having been exercised or settled or that is settled through issuance of consideration other than Shares (including, without limitation, cash) shall be added back to the Plan Limit and again be available for the grant of Awards. The preceding sentence shall not be applicable with respect to (i) the cancellation of a Stock Appreciation Right granted in tandem with an Option upon the exercise of the Option or (ii) the cancellation of an Option granted in tandem with a Stock Appreciation Right upon the exercise of the Stock Appreciation Right. Furthermore, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares were: (i) Shares that were subject to an Option or a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Option or Stock Appreciation Right, (ii) Shares delivered to or withheld by the Company to pay the exercise price of an Option or the withholding taxes related to any Award, or (iii) Shares repurchased on the open market with the proceeds of an Option exercise.

(c) *Special Limits.* Anything to the contrary in Section 5(a) above notwithstanding, but subject to adjustment under Section 13, the following special limits shall apply to Shares available for Awards under the Plan: the maximum number of Shares that may be issued pursuant to Options and Stock Appreciation Rights granted to any Eligible Individual in any calendar year shall equal 700,000 Shares; and the maximum amount of Awards (other than those Awards set forth in Section 5(c)(i)) that may be awarded to any Eligible Individual in any calendar year is $5,000,000 measured as of the date of grant (with respect to Awards denominated in cash) or 700,000 Shares measured as of the date of grant (with respect to Awards denominated in Shares).

(d) *Exceptions.* Any Shares underlying Substitute Awards shall not be counted against the number of Shares remaining for issuance and shall not be subject to Section 5(c).

6. Awards in General

(a) *Types of Awards.* Awards under the Plan may consist of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Stock, Performance Stock Units, Performance Awards and Other Awards. Any Award described in Section 7 through Section 11 may be granted singly or in combination or tandem with any other Award, as the Committee may determine. Awards under the Plan may be made in combination with, in replacement of, or as alternatives to awards or rights under any other compensation or benefit plan of the Company, including the plan of any acquired entity.

(b) *Terms Set Forth in Award Document.* The terms and conditions of each Award shall be set forth in an Award Document in a form approved by the Committee for the Award. The Award Document shall contain terms and conditions that are consistent with the Plan. Notwithstanding the foregoing, and subject to Section 409A(a)(3) of the Code and other Applicable Law, the Committee may accelerate (i) the vesting or payment of any Award, (ii) the lapse of restrictions on any Award or (iii) the date on which any Award first becomes exercisable. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Documents may vary.

(c) *Termination of Employment.* The Committee shall have the discretion to specify at or after the time of grant of an Award the provisions governing the disposition of an Award in the event of a Participant's termination of employment with the Company or any of its Subsidiaries or Affiliates. Subject to Section 409A(a)(3) of the Code and other Applicable Law, in connection with a Participant's termination of employment, the Committee shall have the discretion to accelerate the vesting, exercisability or settlement of, eliminate the restrictions and conditions applicable to, or extend the post-termination exercise period of an outstanding Award. The provisions described in this Section 6(c) may be specified in the applicable Award Document or determined at a subsequent time. In the event that the Committee does not exercise its discretion in the manner set forth above, the terms set forth in the applicable provision of this Plan shall govern the treatment of outstanding Awards in the event of a Participant's termination of employment with the Company or any of its Subsidiaries or Affiliates.

(d) *Change in Control.*

   (i)   The Committee shall have the discretion to determine the effect, if any, of a Change in Control, or a change in control of any Subsidiary, on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to an Award. The effect may be specified in the applicable Award Document at the time of grant or, subject to Section 409A(a) of the Code and other Applicable Law, determined at any time following grant. Subject to Applicable Law, the Board or the Committee shall, at any time prior to, coincident with or after the effective time of a Change in Control, take the actions that it considers appropriate, including, without limitation: (A) providing for the acceleration of any vesting conditions relating to the exercise or settlement of an Award or that an Award shall terminate or expire unless exercised or settled in full on or before a date fixed by the Committee; (B) making adjustments to outstanding Awards that the Committee deems appropriate to reflect the Change in Control; (C) causing the Awards then outstanding to be assumed, or new rights to be substituted for the Awards, by the surviving corporation in the Change in Control; or (D) permitting or requiring Participants to surrender outstanding Options and Stock Appreciation Rights in exchange for a cash payment equal to the difference between the Change in Control Price and the Exercise Price of the Award. In the event that the Committee does not specify the effects of a Change in Control in the applicable Award Document, vesting of Awards granted under the Plan shall accelerate as follows: any and all Options and Stock Appreciation Rights outstanding as of the effective date of the Change in Control shall become immediately vested and exercisable; provided,

however, that if such Awards are not exercised prior to the of the consummation of the Change in Control, the Committee, in its sole discretion and without liability to any person may provide for (A) the payment of a cash amount in exchange for the cancellation of such Award and/or (B) the issuance of substitute Awards that will substantially preserve the value, rights and benefits of any affected Awards as of the date of the consummation of the Change in Control; any restrictions imposed on Restricted Stock and Restricted Stock Units outstanding as of the effective date of the Change in Control shall lapse; the Performance Goals with respect to all Performance Stock, Performance Stock Units, Performance Awards and other performance-based Awards that are outstanding as of the effective date of the Change in Control shall be deemed to have been attained at the specified target level of performance; and the vesting of all Awards denominated in Shares outstanding as of the effective date of the Change in Control shall be accelerated to such date.

(ii) Subject to Section 162(m) and Section 409A(a)(3) of the Code and other Applicable Law, the Committee may provide, in an Award Document or subsequent to the grant of an Award, for the accelerated vesting, exercisability and/or the deemed attainment of a Performance Goal with respect to an Award upon specified events similar to a Change in Control.

(iii) Notwithstanding any other provision of the Plan or any Award Document, the provisions of this Section 6(d) may not be terminated, amended, or modified upon or after a Change in Control in a manner that would adversely affect a Participant's rights with respect to an outstanding Award without the prior written consent of the Participant. Subject to Section 16, the Board, upon recommendation of the Committee, may terminate, amend or modify this Section 6(d) at any time and from time to time prior to a Change in Control.

(e) *Dividends and Dividend Equivalents.* The Committee may provide Participants with the right to receive dividends or payments equivalent to dividends or interest with respect to an outstanding Award (other than an Option or Stock Appreciation Right). The payments may be paid currently or deemed to have been reinvested in Shares, and made in Shares, cash, or a combination of cash and Shares, as the Committee shall determine. The terms of any reinvestment of dividends shall comply with Section 409A of the Code and other Applicable Law.

(f) *Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to any Award under the Plan. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares, or whether fractional Shares or any rights to fractional Shares shall be forfeited or otherwise eliminated.

(g) *Rights of a Shareholder.* A Participant shall have no rights as a shareholder with respect to Shares covered by an Award (including voting rights) until (and, except as provided in Section 13, no adjustment shall be made for dividends or other rights for which the record date is prior to) the date the Participant or his nominee becomes the holder of record of the Shares.

(h) *Performance-Based Awards.*

(i) The Committee may determine whether any Award under the Plan is a Section 162(m) Award. Section 162(m) Awards shall be conditioned on the achievement of one or more Performance Goals to the extent required by the exemption for "qualified performance-based compensation" under Section 162(m) of the Code and shall be subject to all other conditions and requirements of the exemption under Section 162(m). The Performance Goals shall be comprised of specified levels of one or more of the following performance measures as the Committee deems appropriate: (1) earnings before or after taxes (including earnings before interest, taxes, depreciation, and amortization); (2) net income or net income as a percentage of sales or revenue; (3) operating income or operating income as a percentage of sales or revenue; (4) earnings per Share; (5) book value per Share; (6) return on shareholders' equity; (7) total shareholder return; (8) expense management; (9) asset turns, inventory turns or fixed asset turns; (10) return on assets; (11) return on capital or return on invested capital; (12) improvements in capital structure; (13) profitability of

an identifiable business unit or product; (14) stock price; (15) market share; (16) revenues or sales; (17) costs; (18) cash flow, free cash flow or operating cash flow; (19) working capital; (20) change in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); and (21) return on investment before or after the cost of capital, in each case, determined in accordance with generally accepted accounting principles (subject to modifications approved by the Committee and permitted by Section 162(m)) consistently applied on a business unit, divisional, subsidiary or consolidated basis, or any combination of the foregoing. The Performance Goals may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a Subsidiary, partnership, joint venture any of their respective divisions, departments, regions, functions, business units, products or product lines and may be measured on an absolute or cumulative basis, an annualized or compound annual basis, or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable Subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market or other index or any combination thereof. In addition, for Awards other than Section 162(m) Awards, the Committee may establish Performance Goals based on other criteria as it deems appropriate.

(ii) The Participants to receive Section 162(m) Awards shall be designated, and the applicable Performance Goals shall be established, by the Committee within 90 days following the commencement of the applicable Performance Period (or an earlier or later date permitted or required by Section 162(m) of the Code). Each Participant shall be assigned a Target Number or Target Payment payable if Performance Goals are achieved. Any payment of a Section 162(m) Award granted with Performance Goals shall be conditioned on the written certification of the Committee in each case that the Performance Goals and any other material conditions were satisfied. The Committee may determine, at the time of grant, that if performance exceeds the specified Performance Goals, the Award may be settled with payment greater than the Target Number or Target Payment, but in no event may the payment exceed the limits set forth in Section 5(c). The Committee shall retain the right to reduce any Section 162(m) Award, notwithstanding the attainment of the Performance Goals.

(i) *Deferrals.* In accordance with the procedures authorized by, and subject to the approval of, the Committee, Participants may be given the opportunity to defer the payment or settlement of an Award to one or more dates selected by the Participant. The terms of any deferrals shall comply with Section 409A(a) and Section 162(m) of the Code and other Applicable Law. No deferral opportunity shall exist with respect to an Award unless explicitly permitted by the Committee at or after the time of grant.

(j) *Repricing of Options and Stock Appreciation Rights.* Notwithstanding anything in the Plan to the contrary, an Option or Stock Appreciation Right shall not be granted in substitution for a previously granted Option or Stock Appreciation Right being cancelled or surrendered as a condition of receiving a new Award, if the new Award would have a lower exercise price than the Award it replaces, nor shall the exercise price of an Option or Stock Appreciation Right be reduced once the Option or Stock Appreciation Right is granted; and provided further, no outstanding underwater Option or Stock Appreciation Right shall be replaced or cancelled and exchanged for another Award or cash without prior shareholder approval. The foregoing shall not (i) prevent adjustments pursuant to Section 13 or (ii) apply to the initial grant of Substitute Awards.

7.   Terms and Conditions of Options

(a) *General.* The Committee, in its discretion, may grant Options to Eligible Individuals and shall determine whether the Options shall be Incentive Stock Options or Nonqualified Stock Options. Each Option shall be evidenced by an Award Document that shall expressly identify the Option as an Incentive Stock Option or Nonqualified Stock Option, and be in the form and contain the provisions that the Committee may from time to time deem appropriate. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision, as amended from time to time.

(b) *Exercise Price.* The exercise price of an Option shall be fixed by the Committee at the time of grant or shall be determined by a method specified by the Committee at the time of grant. In no event shall the exercise price of an Option other than a Substitute Award be less than 100 percent of the Fair Market Value of a Share on the date of grant. The exercise price of a Substitute Award granted as an Option shall be determined in accordance with the listing standards of the NYSE and Section 409A and Section 424, as applicable, of the Code.

(c) *Term.* An Option shall be effective for the term determined by the Committee and set forth in the Award Document relating to the Option. The Committee may extend the term of an Option after the time of grant. The term of an Option may in no event extend beyond the tenth anniversary of the date of grant.

(d) *Exercise; Payment of Exercise Price.* Options may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. Options shall be exercised by delivery of a notice of exercise in a form approved by the Company. Subject to the provisions of the applicable Award Document, the exercise price of an Option may be paid (i) in cash or cash equivalents, (ii) by actual delivery or attestation to ownership of freely transferable Shares already owned by the person exercising the Option and equal in value to the exercise price, (iii) by a combination of cash and Shares equal in value to the exercise price, (iv) through net share settlement or similar procedure involving the withholding of Shares subject to the Option with a value equal to the exercise price, as permitted by the Committee, or (v) by other means that the Committee may authorize. In accordance with the rules and procedures authorized by the Committee for this purpose, the Option may also be exercised through a "cashless exercise" procedure authorized by the Committee from time to time that permits Participants to exercise Options by delivering irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the exercise price and the amount of any required tax or other withholding obligations, or through other procedures determined by the Company from time to time.

(e) *Exercisability Upon Termination of Employment by Death or Disability.* Subject to Section 6(c), if a Participant's employment with the Company and its Affiliates terminates by reason of death or Disability on or after the first anniversary of the date of grant of an Option, the Option shall immediately vest in full and any unexercised Option shall remain exercisable until the earlier of (i) the remaining stated term of the Option and (ii) five years after the date of death or Disability.

(f) *Exercisability Upon Termination of Employment by Retirement.* Subject to Section 6(c), if a Participant's employment with the Company and its Affiliates terminates by reason of Retirement on or after the first anniversary of the date of grant of an Option, the Option shall continue to vest and shall remain exercisable until the earlier of (i) the remaining stated term of the Option and (ii) five years after the date of such termination of employment (the "Post-Retirement Exercise Period"); provided, however, that if a Participant dies within a period of five years after the Participant's termination of employment due to Retirement, the Option shall continue to vest and shall be exercisable until the earlier of (i) the remaining stated term of the Option and (ii) the period that is the longer of (A) five years after the date of such termination of employment due to Retirement or (B) one year after the date of death.

(g) *Effect of Other Termination of Employment.* Subject to Section 6(c), if a Participant's employment with the Company and its Affiliates terminates (i) for any reason (other than death, Disability or Retirement on or after the first anniversary of the date of grant of an Option as described above) or (ii) for any reason prior to the first anniversary of the date of grant of an Option, the Option, to the extent vested, shall remain exercisable for a period of ninety days after the date of the Participant's termination of employment.

8. Terms and Conditions of Restricted Stock and Restricted Stock Units

(a) *Restricted Stock.* The Committee, in its discretion, may grant or sell Restricted Stock to Eligible Individuals. An Award of Restricted Stock shall consist of one or more Shares granted or sold to an Eligible Individual, and shall be subject to the terms, conditions and restrictions set forth in the Plan and specified in the applicable Award Document. Restricted Stock may, among other things, be subject to restrictions on transferability, vesting requirements or other specified circumstances under which it may be cancelled.

(b) *Restricted Stock Units*. The Committee, in its discretion, may grant Restricted Stock Units to Eligible Individuals. A Restricted Stock Unit shall entitle a Participant to receive, subject to the terms, conditions and restrictions set forth in the Plan and the applicable Award Document, one or more Shares. Restricted Stock Units may, among other things, be subject to restrictions on transferability, vesting requirements or other specified circumstances under which they may be cancelled. Upon settlement of Restricted Stock Units, the Restricted Stock Units shall become Shares owned by the applicable Participant or, at the sole discretion of the Committee, cash, or a combination of cash and Shares, with a value equal to the Fair Market Value of the Shares at the time of payment.

9. Stock Appreciation Rights

(a) *General*. The Committee, in its discretion, may grant Stock Appreciation Rights to Eligible Individuals. A Stock Appreciation Right shall entitle a Participant to receive, upon satisfaction of the conditions to payment specified in the applicable Award Document, an amount equal to the excess, if any, of the Fair Market Value on the exercise date of the number of Shares for which the Stock Appreciation Right is exercised over the exercise price for the Stock Appreciation Right specified in the applicable Award Document. The exercise price per share of Shares covered by a Stock Appreciation Right shall be fixed by the Committee at the time of grant or, alternatively, shall be determined by a method specified by the Committee at the time of grant. In no event shall the exercise price of a Stock Appreciation Right other than a Substitute Award be less than 100 percent of the Fair Market Value of a Share on the date of grant. The exercise price of a Substitute Award granted as a Stock Appreciation Right shall be in accordance with the listing standards of the NYSE and Section 409A of the Code, and may be less than 100 percent of the Fair Market Value of a Share on the date of grant. Payments to a Participant upon exercise of a Stock Appreciation Right may be made in cash or Shares having an aggregate Fair Market Value as of the date of exercise equal to the excess, if any, of the Fair Market Value on the exercise date of the number of Shares for which the Stock Appreciation Right is exercised over the exercise price for the Stock Appreciation Right. The term of a Stock Appreciation Right settled in Shares shall not exceed ten years.

(b) *Stock Appreciation Rights in Tandem with Options*. A Stock Appreciation Right granted in tandem with an Option may be granted either at the same time as the Option or at a later date. If granted in tandem with an Option, a Stock Appreciation Right shall cover the same number of Shares as the Option (or a lesser number of Shares as determined by the Committee) and shall be exercisable only at the same time or times and to the same extent, and shall have the same term, as the Option. The exercise price of a Stock Appreciation Right granted in tandem with an Option shall equal the per-share exercise price of the Option. Upon exercise of a Stock Appreciation Right granted in tandem with an Option, the Option shall be cancelled automatically to the extent of the number of Shares covered by the exercise. Conversely, if the Option is exercised as to some or all of the Shares covered by the tandem grant, the Stock Appreciation Right shall be cancelled automatically to the extent of the number of Shares covered by the Option exercise.

10. Terms and Conditions of Performance Stock, Performance Stock Units and Performance Awards

(a) *Performance Stock*. The Committee may grant Performance Stock to Eligible Individuals. An Award of Performance Stock shall consist of a Target Number of Shares granted to an Eligible Individual subject to the achievement of Performance Goals over the applicable Performance Period, and subject to the other terms, conditions and restrictions set forth in the Plan and established by the Committee in connection with the Award and specified in the applicable Award Document.

(b) *Performance Stock Units*. The Committee, in its discretion, may grant Performance Stock Units to Eligible Individuals. A Performance Stock Unit shall entitle a Participant to receive a Target Number of Shares based upon the achievement of Performance Goals over the applicable Performance Period and subject to the terms, conditions and restrictions set forth in the Plan and established by the Committee in connection with the Award and specified in the applicable Award Document. At the sole discretion of the Committee, Performance Stock Units shall be settled through the delivery of Shares or cash, or a combination of Shares and cash, with a value equal to the Fair Market Value of the underlying Shares as of the last day of the applicable Performance Period or another date set forth in the applicable Award Document.

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(c) *Performance Awards.* The Committee, in its discretion, may grant Performance Awards to Eligible Individuals. A Performance Award shall entitle a Participant to receive, subject to the terms, conditions and restrictions set forth in the Plan and established by the Committee in connection with the Award and specified in the applicable Award Document, a cash Target Payment based upon the achievement of Performance Goals over the applicable Performance Period. Performance Awards shall be settled in cash.

11. Other Awards

The Committee shall have the authority to specify the terms and provisions of other forms of equity-based or equity-related awards not described above that the Committee determines to be consistent with the purpose of the Plan and the interests of the Company. The Other Awards may provide for cash payments based in whole or in part on the value or future value of Shares, for the acquisition or future acquisition of Shares, or any combination of the foregoing. Notwithstanding the foregoing, where the value of an Other Award is based on a spread value, the grant or exercise price will not be less than 100% of the Fair Market Value of the Shares on the date of grant.

12. Certain Restrictions

(a) *Transfers.* No Award shall be transferable other than pursuant to a beneficiary designation under Section 12(c), by last will and testament or by the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order, as the case may be. The Committee may, however, subject to Applicable Law and the terms and conditions that it shall specify, permit the transfer of an Award, other than an Incentive Stock Option, for no consideration to a Permitted Transferee. Any Award transferred to a Permitted Transferee shall be further transferable only by last will and testament or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(b) *Award Exercisable Only by Participant.* During the lifetime of a Participant, an Award shall be exercisable only by the Participant or by a Permitted Transferee to whom the Award has been transferred in accordance with Section 12(a) above. The grant of an Award shall impose no obligation on a Participant to exercise or settle the Award.

(c) *Beneficiary Designation.* The beneficiary or beneficiaries of the Participant to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of the benefit shall be determined under The Dun & Bradstreet Corporation Welfare Benefit Plan. A Participant may, from time to time, name any beneficiary or beneficiaries to receive any benefit in case of his death before he receives any or all of the benefit. Each beneficiary designation shall revoke all prior designations by the same Participant, including, for purposes of the Plan, the beneficiary designated under The Dun & Bradstreet Corporation Welfare Benefit Plan, and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime, in the form or manner that the Committee may prescribe from time to time. In the absence of a valid designation under The Dun & Bradstreet Corporation Welfare Benefit Plan or otherwise, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from receiving the benefits under an Award, the Participant's beneficiary shall be the Participant's estate.

13. Recapitalization or Reorganization

(a) *Authority of the Company and Shareholders.* The existence of the Plan, the Award Documents and the Awards granted under the Plan shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Shares or the rights under Shares or which are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) *Change in Capitalization*. Notwithstanding any provision of the Plan or any Award Document, the number and kind of Shares authorized for issuance under Section 5, including the maximum number of Shares available under the special limits provided for in Section 5(c), shall be equitably adjusted in the manner deemed necessary by the Committee in the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, partial or complete liquidation, reclassification, merger, consolidation, separation, extraordinary cash dividend, split-up, spin-off, combination, exchange of Shares, warrants or rights offering to purchase Shares at a price substantially below Fair Market Value, or any other corporate event or distribution of stock or property of the Company affecting the Shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number and kind of Shares subject to any outstanding Award and the exercise price per Share (or the exercise price per Share, as the case may be), if any, under any outstanding Award shall be equitably adjusted in the manner deemed necessary by the Committee (including by payment of cash to a Participant to the extent permitted under Section 409A of the Code and other Applicable Law) in order to preserve the benefits or potential benefits intended to be made available to Participants. The adjustments shall be made by the Committee. Unless otherwise determined by the Committee, the adjusted Awards shall be subject to the same restrictions and vesting or settlement schedule as applied to the Award prior to such adjustment.

14. Term of the Plan

Unless earlier terminated pursuant to Section 16, the Plan shall terminate on the tenth anniversary of the Effective Date, except with respect to Awards then outstanding. No Awards may be granted under the Plan on or after the tenth anniversary of the Effective Date.

15. Effective Date

The Plan shall become effective on the Effective Date.

16. Amendment and Termination

Subject to Applicable Law, the Board or the Committee may at any time terminate or, from time to time, amend, modify or suspend the Plan or any outstanding Award. However, no termination, amendment, modification or suspension (i) shall be effective without the approval of the shareholders of the Company if shareholder approval is required under the rules and listing standards of the NYSE or other Applicable Law, (ii) result in any Option, SAR or similar Award being repriced and (iii) shall materially and adversely alter or impair the rights of a Participant in any Award previously made under the Plan without the consent of the holder of the Award. Notwithstanding the foregoing, the Board shall have broad authority to amend the Plan or any Award under the Plan without the consent of a Participant to the extent it deems necessary or desirable (a) to comply with, take into account changes in, interpretations of or guidance promulgated under, applicable tax laws, securities laws, employment laws, accounting rules and other Applicable Law, (b) to take into account unusual or nonrecurring events or market conditions (including, without limitation, the events described in Section 13(b)), or (c) to take into account significant acquisitions or dispositions of assets or other property by the Company.

17. Miscellaneous

(a) *Tax Withholding*. The Company or a Subsidiary, as appropriate, may require any individual entitled to receive a payment of an Award to remit to the Company, prior to payment, an amount sufficient to satisfy any applicable tax withholding requirements. In the case of an Award payable in Shares, the Company or a Subsidiary, as appropriate, may permit or require a Participant to satisfy, in whole or in part, the obligation to remit taxes by directing the Company to withhold Shares that would otherwise be received by the individual, or may repurchase Shares that were issued to the Participant, to satisfy the minimum statutory withholding rates for any applicable tax withholding purposes, in accordance with Applicable Law and pursuant to any rules that the Committee may establish from time to time. Subject to Applicable Laws, the Company or a Subsidiary, as

appropriate, shall also have the right to deduct from all cash payments made to a Participant (whether or not the payment is made in connection with an Award) any applicable taxes required to be withheld with respect to payments under the Plan.

(b) *No Right to Awards or Employment.* No person shall have any claim or right to receive Awards. Neither the Plan, the grant of Awards nor any action taken or omitted to be taken under the Plan shall be deemed to create or confer on any Eligible Individual any right to be retained in the employ of the Company or any Affiliate, or to interfere with or to limit in any way the right of the Company or any Affiliate to terminate the employment of the Eligible Individual at any time. No Award shall constitute salary, recurrent compensation or contractual compensation for the year of grant, any later year or any other period of time. Neither the Plan nor any Award constitute a contractual entitlement to any bonus payment in general irrespective of whether Awards or bonus payments were made in previous years. Payments received by a Participant under any Award made pursuant to the Plan shall not be included in, nor have any effect on, the determination of employment-related rights or benefits under any other employee benefit plan or similar arrangement provided by the Company and the Subsidiaries, unless otherwise specifically provided for under the terms of the plan or arrangement or by the Committee.

(c) *Securities Law Restrictions.* An Award may not be exercised or settled, and no Shares may be issued in connection with an Award, unless the issuance of the Shares (i) has been registered under the Securities Act of 1933, as amended, (ii) has qualified under applicable state "blue sky" laws (or the Company has determined that an exemption from registration and from qualification under state "blue sky" laws is available) and (iii) complies with foreign securities laws and other Applicable Law. The Committee may require each Eligible Individual purchasing or acquiring Shares pursuant to an Award under the Plan to represent to and agree with the Company in writing that the Eligible Individual is acquiring the Shares for investment purposes and not with a view to the distribution of the Shares. All certificates for Shares delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any exchange upon which the Shares are then listed, and any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. The Company may affix a legend to the stock certificate representing the Shares issued upon the exercise or settlement of an Award as it deems necessary in its sole discretion. The Company is under no obligation to register the Shares transferred to a Participant upon exercise or settlement of an Award under the Exchange Act. If the Shares are not registered, a Participant may not resell, offer to resell or otherwise transfer such Shares unless the resale or transfer takes place in accordance with applicable law and as otherwise determined by the Committee.

(d) *Section 162(m) of the Code.* The Plan is intended to comply in all respects with the requirements of the exemption for "qualified performance-based compensation" under Section 162(m) of the Code. However, that in the event the Committee determines that compliance with Section 162(m) of the Code is not desired with respect to a particular Award, compliance with Section 162(m) of the Code shall not be required. In addition, if any provision of the Plan would cause Awards that are intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code, to fail to so qualify, that provision shall be severed from, and shall be deemed not to be a part of, the Plan, but the other provisions of the Plan shall remain in full force and effect.

(e) *Section 409A of the Code.* Notwithstanding any contrary provision in the Plan or an Award Document, if any provision of the Plan or an Award Document contravenes the requirements of, or would cause an Award to be subject to additional taxes, accelerated taxation, interest and/or penalties under, Section 409A of the Code, the provision may be modified by the Committee without consent of the Participant in any manner the Committee deems reasonable or necessary. In making the modifications the Committee shall attempt, but shall not be obligated, to maintain, to the maximum extent practicable, the original intent of the applicable provision without contravening the requirements of Section 409A of the Code. Moreover, any discretionary authority that the Committee may have pursuant to the Plan shall not be applicable to a Section 409A Award to the extent the discretionary authority would contravene the requirements of Section 409A of the Code.

(f) *Awards to Individuals Subject to Laws of a Jurisdiction Outside of the United States.* To the extent that Awards under the Plan are awarded to Eligible Individuals who are domiciled or resident outside of the United States, or who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted to the Eligible Individual (i) to comply with the laws, rules and regulations of the non-U.S. jurisdiction and (ii) to permit the grant of the Award not to be a taxable event to the Participant. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Company, one or more sub-plans applicable to separate classes of Eligible Individuals who are subject to the laws of jurisdictions outside of the United States.

(g) *Satisfaction of Obligations.* Subject to Section 409A(a)(3) of the Code and other Applicable Law, the Company may apply any cash, Shares, securities or other consideration received upon exercise or settlement of an Award to any obligations a Participant owes to the Company and the Subsidiaries in connection with the Plan or otherwise, including, without limitation, any tax obligations or obligations under a currency facility established in connection with the Plan.

(h) *No Limitation on Corporate Actions.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action, whether or not it would have an adverse effect on any Awards made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any corporate action.

(i) *Unfunded Plan.* The Plan is intended to constitute an unfunded plan for incentive compensation. Prior to the issuance of Shares, cash or other form of payment in connection with an Award, nothing contained in the Plan shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company. The Committee may, but is not obligated, to authorize the creation of trusts or other arrangements to meet the obligations created under the Plan.

(j) *Successors and Assigns.* All obligations of the Company under the Plan with respect to Awards shall be binding on any successor or assign to the Company, whether the existence of the successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(k) *Application of Funds.* The proceeds received by the Company from the sale of Shares pursuant to Awards shall be used for general corporate purposes.

(l) *Award Document.* In the event of any conflict or inconsistency between the Plan and any Award Document, the Plan shall govern and the Award Document shall be interpreted to minimize or eliminate the conflict or inconsistency.

(m) *Headings.* The headings of Sections in the Plan are included solely for convenience of reference and shall not affect the meaning of any of the provisions of the Plan.

(n) *Severability.* If any provision of the Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to the unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

(o) *Expenses.* The costs and expenses of administering the Plan shall be borne by the Company.

(p) *Governing Law.* Except as to matters of federal law, the Plan and all actions taken under the Plan shall be governed by and construed in accordance with the laws of the State of New Jersey.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

Commission file number 1-15967

The Dun & Bradstreet Corporation
(Exact name of registrant as specified in its charter)

Delaware	**22-3725387**
(State of incorporation)	(I.R.S. Employer Identification No.)
103 JFK Parkway, Short Hills, NJ	**07078**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (973) 921-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and large "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of all shares of Common Stock of The Dun & Bradstreet Corporation outstanding and held by nonaffiliates* (based upon its closing transaction price on the New York Stock Exchange Composite Tape on June 30, 2008) was approximately $4.752 billion.

As of January 31, 2009, 53,382,309 shares of Common Stock of The Dun & Bradstreet Corporation were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders scheduled to be held on May 5, 2009, are incorporated into Part III of this Form 10-K.

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* Calculated by excluding all shares held by executive officers and directors of the registrant. Such exclusions will not be deemed to be an admission that all such persons are "affiliates" of the registrant for purposes of federal securities laws.

INDEX

PART I

Item 1. *Business*

Overview

The Dun & Bradstreet Corporation ("D&B" or "we" or "our" or the "Company") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 167 years. Our global commercial database contains more than 140 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Our Aspiration and Our Strategy

In October 2000, we launched a business strategy called the "Blueprint for Growth." This strategy has been successful in driving our performance over the past years.

In September 2006, we updated our Blueprint for Growth strategy and articulated our strategic choices for the future. We further refined this strategy in July 2008. Our updated strategy reflects that D&B is a company that has been and remains committed to delivering Total Shareholder Return ("TSR"). To achieve this objective, we remain focused on three key drivers of TSR, which include: growing revenue; expanding margins; and maintaining a disciplined approach to deploying our free cash flow. These have been the central drivers of our success and they will remain the key areas of focus for us going forward in order to help ensure consistent performance over time.

With regard to our 2008-2010 growth objectives, it is fair to say we are not in normal economic times. So at the moment, we are focused on delivering our best, one year at a time.

To grow revenue, we have made a fundamental strategic choice to remain focused on the commercial marketplace and to continue being the world's largest and best provider of insight about businesses. This is reflected in our aspiration, which is "To be the most trusted source of commercial insight so our customers can Decide with Confidence."

Within the commercial insight market, we have identified three strategic stakes to increase growth for the future. We continue to execute against these stakes, which include:

- Growing our global Risk Management Solutions business ("RMS"), which is our largest solution set, by moving customers up the DNBi® product continuum. DNBi is our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis. RMS growth will also be driven by continued growth in Asia and other emerging markets, and continued growth in supplier risk and analytics;

- Growing our Sales & Marketing Solutions business ("S&MS") by capturing more customer spend across the S&MS value chain, including prospecting data, data integration services, data integration software, and analytics and applications; and

- Growing our Internet Solutions business by continuing to grow Hoover's, Inc. ("Hoover's")—our online database solution that provides information on public and private companies, their executives and industries—while also targeting new Internet opportunities.

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In executing against these strategic stakes, we are focused on growing our RMS, S&MS and Internet Solutions businesses both organically—by investing in areas such as data and technology—and by pursuing acquisitions.

Our Blueprint for Growth strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can Decide with Confidence. These core competitive advantages include our:

- Trusted Brand;
- Financial Flexibility;
- Winning Culture; and
- DUNSRight Quality Process.

For the reasons described below, we believe that these core competitive advantages will continue to drive our growth and profitability going forward.

Trusted Brand

The D&B® brand is steeped in tradition that dates back to the founding of our company in 1841. We believe that the D&B brand is unique in the marketplace, standing for trust and confidence in commercial insight; our customers rely on D&B and the quality of our brand when they make critical business decisions.

Financial Flexibility

Financial Flexibility is an ongoing process that reallocates our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. As part of this process, we view almost every dollar that we spend as flexible. What this means is that we view little of our costs as fixed—we make a conscious decision about every investment we make. By approaching our cost base in this way, we are able to continually and systematically identify ways to improve our performance in terms of quality and cost. In executing our Financial Flexibility process we seek to eliminate, standardize, consolidate and automate our business functions.

Winning Culture

Our culture is focused on developing strong leaders, because we believe that great leadership drives great results, improves customer satisfaction and helps increase TSR. To build such leadership, we have developed and deployed a consistent, principles-based leadership model throughout our Company.

Our quarterly leadership development process ensures that team member performance goals and financial rewards are linked to our Blueprint for Growth strategy. In addition, we link a component of the compensation of each of our senior leaders to our overall financial results. Our leadership development process also enables team members, which include our management and employees, to receive ongoing feedback on their performance goals and on their leadership. All team members are expected to have personal leadership action plans that are focused on their own personal development, building on their leadership strengths and working on their areas of development.

We have a talent assessment process that provides a framework to assess and improve skill levels and performance across the organization and which acts as a tool to aid talent development and succession planning. We also administer an employee engagement survey that enables team members worldwide to provide feedback on areas that will improve their performance, drive customer satisfaction and evolve our winning culture.

DUNSRight Quality Process

DUNSRight is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company.

The foundation of our DUNSRight Quality Process is Quality Assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards.

In addition, our five DUNSRight Quality Drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The process works as follows:

- **Global Data Collection** brings together data from a variety of sources worldwide;

- We integrate the data into our database through our patented **Entity Matching**, which produces a single, more accurate picture of each business;

- We apply the **D-U-N-S® Number** as a unique means of identifying and tracking a business globally throughout every step in the life and activity of the business;

- We use **Corporate Linkage** to enable our customers to view their total risk or opportunity across related businesses; and

- Finally, our **Predictive Indicators** use statistical analysis to rate a business' past performance and to predict how a business is likely to perform in the future.

Segments

We have historically managed and reported our business globally through two segments:

- United States ("U.S."); and

- International (which consists of our operations in Europe, Canada, Asia Pacific and Latin America).

We continue to manage our business through two segments. However, as of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our U.S. segment). Therefore, on January 1, 2009, we began managing our operations through two segments: North America (which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We will report financial results in this new segment structure beginning with the results for the first quarter of 2009 and conform historical amounts to reflect the new segment structure.

U.S. Our U.S. segment accounted for 77%, 78% and 79% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively.

International. We conduct business internationally through our wholly-owned subsidiaries, joint ventures that we either control or hold a majority interest in, independent correspondents, strategic relationships through our D&B Worldwide Network® and minority equity investments. The International segment, which primarily represents revenue generated through our subsidiaries, accounted for 23%, 22% and 21% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively.

Since the launch of the Blueprint for Growth strategy, we have entered into strategic relationships with strong local players throughout the world that we do not control and who have become part of our D&B Worldwide Network, operating under commercial agreements. Our D&B Worldwide Network enables our customers globally to make business decisions with confidence, because we incorporate data from the members of the D&B Worldwide Network that has been put through the DUNSRight Quality Process into our database and utilize it in our customer solutions. Our customers, therefore, have access to a more powerful database and global solution sets they can rely on to make their risk management, sales and marketing decisions. Over the last few years, we have strengthened our position in our International segment through majority-owned joint ventures such as we did, for example, in Japan, China and India.

In addition, we have from time-to-time acquired complementary businesses, products and technologies. For example:

- In 2006, we acquired Open Ratings, Inc.;

- In 2007, we acquired First Research, Inc., Purisma Incorporated, AllBusiness.com, Inc. and substantially all of the assets of n2 Check Limited and substantially all of the assets and certain liabilities of the Education Division of Automation Research, Inc., d/b/a MKTG Services;

- In 2007, we established majority-owned joint ventures in China with Huaxia International Credit Consulting Co. Ltd. and in Japan with Tokyo Shoko Research;

- In 2008, we acquired VisiblePath and established majority-owned joint ventures in China with Beijing Huicong International Information Co., Ltd; and

- On November 26, 2008, we increased our indirect minority ownership stake in Dun & Bradstreet Information Services India Private Limited ("D&B India") to a 53% direct majority ownership.

Segment data and other information for the years ended December 31, 2008, 2007 and 2006 are included in Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our Customer Solutions and Services

Risk Management Solutions

Risk Management Solutions is our largest customer solution set, accounting for 64%, 64% and 66% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions, which consist of reports from our database used primarily for making decisions about new credit applications, constituted 75% of our Risk Management Solutions revenue and 48% of our total revenue for the year ended December 31, 2008. Our value-added solutions, which constituted 20% of our Risk Management Solutions revenue and 13% of our total revenue for the year ended December 31, 2008, generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

On January 1, 2008, we began managing our Supply Management business as part of our Risk Management Solutions business. This is consistent with our overall strategy and also reflects customers' needs to better understand the financial risk of their supply chain. As a result, the contributions of the Supply Management business are now reported as a part of Risk Management Solutions, as set forth above.

Our Risk Management Solutions help customers increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

- Should I extend credit to this new customer?

- What credit limit should I set?

- Will this customer pay me on time?

- How can I avoid supply chain disruption?

- How do I know whether I am in compliance with regulatory acts?

Our principal Risk Management Solutions are:

- Our Business Information Report, our Comprehensive Report, and our International Report, which provide overall profiles of a company, including, based on the report type, financial information, payment information, history of a business, ownership details, operational information and similar information;

- DNBi, our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis;

- Our Self Awareness Solutions, which allow our small business customers to establish, improve and protect their own credit;

- Our decisioning scores, which help assess the credit risk of a business by assigning a rating or score; and

- Supply On-Ramp™, which is an online solution that allows customers to standardize their supplier registration and evaluation process by creating a single point of entry with consistent procedures.

Certain of our solutions are available on a subscription pricing basis in the U.S., such as our Preferred Pricing Agreement with DNBi, and in certain of our International markets. Our subscription pricing plans, which continue to represent an increasing proportion of our revenue, provide increased access to our Risk Management reports and data to help customers increase their profitability while mitigating their risk.

Sales & Marketing Solutions

Sales & Marketing Solutions is our second-largest customer solution set accounting for 29%, 29% and 28% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. These solutions constituted 40% of our Sales & Marketing Solutions revenue and 11% of our total revenue for the year ended December 31, 2008. Our value-added solutions generally include decision-making and customer information management solutions. These value-added solutions constituted 60% of Sales & Marketing Solutions revenue and 18% of our total revenue for the year ended December 31, 2008. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Sales & Marketing Solutions help customers increase revenue from new and existing customers by helping them answer questions such as:

- Who are my best customers?

- How can I find prospects that look like my best customers?

- How can I exploit untapped opportunities with my existing customers?

- How can I allocate sales force resources to revenue growth potential?

Our principal Sales & Marketing Solutions are:

- Our solutions for Customer Data Integration, which are a suite of solutions that cleanse, identify, link and enrich customer information with our DUNSRight Quality Process. Our D&B Optimizer® solution, for example, uses our DUNSRight Quality Process to transform customer prospects and files into up-to-date, accurate and actionable commercial insight, enabling a single customer view across multiple systems and touchpoints, such as marketing and billing databases and better enabling a customer to make sales and marketing decisions; and

- Our Direct Marketing Lists, which benefit from our DUNSRight Quality Process to enable our customers to create an accurate and comprehensive marketing campaign.

Internet Solutions

Our Internet business provides highly organized, efficient and easy-to-use products that address the online business information needs of professionals and small businesses, such as finding information on companies, customers and prospects, and researching how to start up and manage a business.

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Internet Solutions represents the results of our Hoover's business, including the First Research division of Hoover's, and AllBusiness.com business. Internet Solutions accounted for 7%, 7% and 6% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Internet business growth will come from two sources—our existing Hoover's business, which addresses the critical business information needs of sales professionals, and other Internet opportunities that target the needs of new professional segments and small businesses.

Hoover's provides information on public and private companies, and their executives and industries, primarily to senior executives and sales professionals worldwide. The database includes industry and company briefs, information on competitors, corporate financials, executive contact information, current news and research and analysts reports. Hoover's subscribers primarily access the data online via Hoover's Online®.

First Research is a leading Internet provider of editorial-based industry insight, specifically tailored toward sales professionals. Through this acquisition, D&B has been able to enhance its Hoover's solutions with deeper industry-specific content, providing sales professionals with higher quality data and more comprehensive insight.

AllBusiness.com is an online media and e-commerce company that leverages its proprietary publishing platform and a broad range of content to help users run their small businesses. AllBusiness.com operates one of the leading business information sites on the Internet. Its content helps professionals save time and money by addressing real-world business questions and presenting practical solutions.

Our Internet Solutions help customers convert prospects to clients faster by helping them answer questions such as:

- How do I identify prospects and better prepare for sales calls?

- What is the prospect's business strategy and who are its major competitors?

- How does the prospect compare to others in their industry?

- Who are the key senior-level decision makers?

- How do I build a strong relationship with my customers?

- How do I find new business opportunities and keep current on market trends and competitors?

Our principal Internet Solutions are:

- Our subscription solutions delivered online through Hoover's Online (such as "Researcher," "Prospector," "Relationship Manager," "Executive," and our new First Research industry data solution) and via electronic data feeds;

- Our advertising and e-marketing solutions provided through *www.hoovers.com*, *www.AllBusiness.com* and related Internet sites; and

- Licensing of Hoover's proprietary content to third-party content providers.

Our Sales Force

We rely primarily on our sales force of approximately 2,100 team members worldwide to sell our customers solutions, of which approximately 1,500 were in our U.S. segment and 600 were in our International segment as of December 31, 2008. Our sales force includes relationship managers and solution specialists who sell to our large and middle market customers, teams of telesales people who sell to our small business customers and a team that sells to resellers of our solutions and our data.

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Our global sales force is another source of competitive advantage, which allows us go to market across three key customer segments. First, large customers, which spend $1.0 million or more per year; second, middle market customers, which spend between $20,000 and $1.0 million per year; and third, small businesses, which spend less than $20,000 per year. To tap into additional growth opportunities across these three market segments, in July 2008 we announced plans to increase our global sales force by approximately 10 percent, almost all of which we completed in 2008, and our investment in global sales force expansion is ongoing.

Our Customers

We believe that different size customers have different needs and require different skill sets to service them. Accordingly, we have adopted a go-to-market sales strategy that focuses on distinct groups categorized internally as large customers, middle market customers and small business customers, as described above. Our principal customers within these groups are banks and other credit and financial institutions, manufacturers, wholesalers, insurance companies and telecommunication companies, as well as sales, marketing and business development professionals. None of our customers accounted for more than 1% of our 2008 total revenue or of the revenue of our U.S. or International segments. Accordingly, neither we nor either of our segments is dependent on a single customer or a few customers, such that a loss of any one would have a material adverse effect on our consolidated annual results of operations or the annual results of either of our segments.

Competition

We are subject to highly competitive conditions in all aspects of our business. A number of competitors are active in specific aspects of our business. However, we believe no competitor offers our complete line of solutions or can match our global data quality resulting from our DUNSRight Quality Process.

In the U.S., we are a market leader in our Risk Management Solutions business in terms of market share and revenue, including revenue from sales of third-party business credit information. We compete with our customers' own internal business practices by continually developing more efficient alternatives to our customers' risk management processes to capture more of their internal spend. We also directly compete with a broad range of companies, including consumer credit companies such as Equifax, Inc. and Experian Information Solutions, Inc. ("Experian"), which have traditionally offered primarily consumer information services, but now offer products that combine consumer information with business information as a tool to help customers make credit decisions with respect to small businesses.

We also compete in the U.S. with a broad range of companies offering solutions similar to our Sales & Marketing Solutions and Supply Management business as well as our customers' own purchasing departments. In our Sales & Marketing Solutions business, our direct competitors include companies such as Experian and infoGROUP ("infoUSA").

In our Internet Solutions, Hoover's competition varies based on the size of the customer and the level of spending available for services such as Hoover's Online. On the high end of product pricing, Hoover's Researcher, Hoover's Prospector and Hoover's Relationship Manager products compete with other business information providers such as infoUSA. On the lower end of product pricing, our Hoover's Lite solution mainly competes with advertising-supported Internet sites and other free or low-priced information sources, such as Yahoo! Finance and MarketWatch, Inc.

Outside the U.S., the competitive environment varies by country. For example, in Europe, our direct competition is primarily local, such as Experian in the United Kingdom ("UK") and Cerved in Italy. In addition, common links exist among some of these competitors through their membership in European information network alliances, such as BIGNet (Experian), and we believe that competitors may be pursuing the establishment of their own pan-European network through direct investment (e.g., Coface). However, we believe we offer superior solutions when compared to these networks because of our DUNSRight Quality Process. In addition, the Sales & Marketing Solutions landscape is both localized and fragmented throughout Europe, where numerous local players of varying size compete for business.

We also face significant competition from the in-house operations of the businesses we seek as customers, other general and specialized credit reporting and business information services, other information and professional service providers, and credit insurers. For example, in certain International markets, such as Europe, some credit insurers have identified the provision of credit information as an additional revenue stream. In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services.

As discussed in "Our Aspiration and Our Strategy" above, we believe that our Trusted Brand, our Financial Flexibility, our Winning Culture and our DUNSRight Quality Process form a powerful competitive advantage.

Our ability to continue to compete effectively will be based on a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;

- Maintain and develop proprietary information and services such as analytics (e.g., scoring) and sources of data not publicly available;

- Leverage our brand perception and the value of our D&B Worldwide Network;

- Maintain those third party relationships on whom we rely for data and certain operational services; and

- Attract and retain a high-performing workforce.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, trade names, copyrights, patents and applications therefor. These rights, in the aggregate, are of material importance to our business. We also believe that each of the D&B name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protection thereof throughout the world.

Unless the context indicates otherwise, the names of our branded solutions and services referred to in this Annual Report on Form 10-K are trademarks, service marks or registered trademarks or service marks owned by or licensed to us or one or more of our subsidiaries.

We own patents and patent applications both in the U.S. and in other selected countries of strategic importance to us. The patents and patent applications include claims which pertain to certain technologies which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology, especially technology pertaining to our proprietary DUNSRight Quality Process, through the filing of patent applications is a prudent business strategy and we will continue to seek to protect those assets for which we have expended substantial capital. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third parties and later asserted against us. Where appropriate, we may also consider asserting or cross-licensing our patents.

Employees

As of December 31, 2008, we employed approximately 4,900 team members worldwide, of which approximately 3,100 were in our U.S. segment and Corporate and approximately 1,800 were in our International

segment. We believe that we have good relations with our employees. There are no unions in our U.S. segment. Workers Councils and Trade Unions represent a portion of our employees in the European and Latin American operations of our International segment.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on or through our Internet site *(www.dnb.com)* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish the material to, the SEC. The information on our Internet site, on our Hoover's Internet site or on our related Internet sites is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Organizational Background of Our Company

As used in this report, except where the context indicates otherwise, the terms "D&B," "Company," "we," "us," or "our" refer to The Dun & Bradstreet Corporation and our subsidiaries.

We were incorporated in 2000 in the State of Delaware. For more information on our history, including the various spin-offs leading to our formation and our becoming a public company in September 2000, see Note 13 in Item 8. of this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.

We rely significantly on third parties to support our business model. For example:

- We obtain much of the data that we use from third parties, including public record sources;

- We utilize single source providers in certain countries that support the needs of our customers around the globe and rely on members of our D&B Worldwide Network to provide local data in countries in which we do not directly operate;

- We have outsourced various functions, such as our technology help desk and network management functions in the U.S. and the UK; and

- We have also outsourced certain portions of our data acquisition and delivery and customer service processes.

If one or more data providers were to withdraw their data, cease making it available, substantially increase the cost of their data, or not adhere to our data quality standards, our ability to provide solutions and services to our customers could be materially adversely impacted, which could materially impact our business and financial results. Similarly, if one of our outsource providers, including third parties with whom we have strategic relationships, were to experience financial or operational difficulties, their services to us would suffer or they

may no longer be able to provide services to us at all, materially impacting our business and financial results. We cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us. In addition, if we were to change a significant outsource provider, an existing provider makes significant changes to the way they conduct their operations, or we seek to in-house certain services performed today by third parties, we may experience unexpected disruptions to the provision of our solutions to our customers, which could have a material impact on our business and financial results.

We face competition that may cause price reductions or loss of market share.

We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information services to customers. We also face competition from:

- The in-house operations of the businesses we seek as customers;

- Other general and specialized credit reporting and other business information services;

- Other information and professional service providers; and

- Credit insurers.

In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large Internet search engine companies can provide low-cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low-cost competitors and adversely impact the demand for our solutions and services.

Weak economic conditions also can result in customers seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission-sponsored projects like the European Business Register. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins and loss of market share.

We are facing increased competition outside the U.S., and our competitors could develop an alternative to our D&B Worldwide Network, although we believe we offer superior solutions because of our DUNSRight Quality Process.

We are also facing increased competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. In addition, consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they play, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.

Our ability to continue to compete effectively will be based upon a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;

- Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available;

- Demonstrate value through our decision-making tools and integration capabilities;

- Leverage our brand perception and the value of our D&B Worldwide Network;

- Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending to activities that drive revenue growth;

- Obtain and deliver reliable and high-quality business information through various media and distribution channels in formats tailored to customer requirements;

- Adopt and maintain an effective information technology infrastructure to support product delivery as customer needs and preferences change and competitors offer more sophisticated products;

- Attract and retain a high-performance workforce;

- Enhance our existing services and introduce new services; and

- Improve our International business model and data quality through the successful management in our International segment of the members of our D&B Worldwide Network.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions.

Also, we have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant non-exclusive licenses and by customers, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of the Company. Our ability to attract and retain customers is highly dependent upon the external perceptions of our level of data quality, business practices and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially impact our business and financial results.

We rely on annual contract renewals for a substantial part of our revenue and our quarterly results may be significantly impacted by the timing of these renewals or a shift in product mix that results in a change in the timing of revenue recognition.

We derive a substantial portion of our revenue from annual customer contracts. If we are unable to renew a significant number of these contracts, our revenue and results of operations would be harmed. In addition, our results of operations from period-to-period may vary due to the timing of customer contract renewals. As contracts are renewed, we have, and may continue to experience, a shift in product mix underlying such contracts. This could result in the deferral of increased amounts of revenue into future periods as a larger portion of revenue is recognized over the term of our contracts rather than upfront at contract signing. Although this may cause our financial results from period-to-period to vary substantially, such change in revenue recognition will not change the total revenue recognized over the life of our contracts.

We may be adversely affected by the current economic environment

As a result of the credit market crisis and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our customers or vendors may experience problems with their earnings, cash flow, or both. This may cause our customers to delay, cancel or significantly decrease their purchases from us and we may experience delays in payment or their inability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without notice. Any such change in the behavior of our customers or vendors may adversely affect our earnings and cash flow. If economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business and operating results.

Changes in the legislative, regulatory and commercial environments in which we operate may adversely impact our ability to collect, manage, aggregate and use data and may impact our financial results.

Certain types of information we gather, compile and publish are subject to regulation by governmental authorities in certain markets in which we operate, particularly in our international markets. In addition, there is increasing awareness and concern among the general public regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new laws and regulations. In general, compliance with existing laws and regulations has not to date materially impacted our business and financial results. Nonetheless, future laws and regulations with respect to the collection, management and use of information, and adverse publicity or litigation concerning the commercial use of such information, could materially impact our business and financial results. This could result in legislative or regulatory limitations being imposed on our operations, increased compliance or litigation expense and/or loss of revenue.

In addition, governmental agencies may seek, from time-to-time, to increase the fees or taxes that we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers or provide alternative services, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. In addition, any such price increases or alternative services may result in reduced usage by our customers and/or loss of market share.

We may be unable to achieve our financial aspirations, which could negatively impact our stock price.

We have established financial aspirations for the 2008 through 2010 time frame with respect to the financial performance that we believe would be achieved based upon our planned business strategy for the next several years. These financial aspirations can only be achieved if the assumptions underlying our business strategy are fully realized—some of which we cannot control (e.g., market growth rates, macroeconomic conditions and customer preferences). As part of our annual planning process we will review these assumptions and we intend to provide our financial guidance to shareholders on an annual basis.

We may be unable to adapt successfully to changes in our customers' preferences for our solutions, which could adversely impact our revenues.

Our success depends in part on our ability to adapt our solutions to our customers' preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use and purchase business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats. If we do not successfully adapt our solutions to our customers' preferences, our business and financial results would be materially adversely impacted. Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing solutions beyond data, such as enhanced analytics and assisting with their data integration efforts. For our smaller customers, our success will depend in part on our ability to develop a strong value proposition, including simplifying our solutions and pricing offerings, to enhance our marketing efforts to these customers and to improve our service to them.

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To address customer needs for pricing certainty and increased access to our solutions, we provide subscription pricing plans through our Preferred Pricing Agreement and our Preferred Pricing Agreement with DNBi. These subscription pricing plans provide expanded access to our Risk Management Solutions in a way that provides more certainty over related costs to the customer, which, in turn, generally results in customers increasing their spend on our solutions. These plans have been an important driver of our growth from inception in 2005 to date. Our success moving forward is dependent, in part, on the continued penetration of these offerings and the successful rollout of similar programs in various markets around the world. Similarly, our continued success is dependent on customers' acceptance of our DNBi offering.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a negative impact on our business and financial results.

As part of our strategy, we may seek to acquire other complementary businesses, products and technologies or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;

- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;

- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and

- Risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that arise from such third parties' activities prior to undertaking a transaction with us.

Our business performance might not be sufficient for us to meet the full year financial guidance that we provide publicly.

We provide full-year financial guidance to the public which is based upon our assumptions regarding our expected financial performance. This includes, for example, assumptions regarding our ability to grow revenue, to provide profitable operating income, to achieve desired tax rates and to generate cash. We believe that our financial guidance provides investors and analysts with a better understanding of our view of our near term financial performance. Such financial guidance may not always be accurate, however, due to our inability to meet the assumptions we make and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors and in our public filings with the SEC or otherwise. If we fail to meet the full-year financial guidance that we provide or if we find it necessary to revise such guidance as we conduct our operations throughout the year, the market value of our common stock could be materially adversely affected.

We have no direct management control over third-party members of the D&B Worldwide Network who conduct business under the D&B brand name in local markets.

The D&B Worldwide Network is comprised of wholly-owned subsidiaries, joint ventures that we either control or hold a minority interest in, and third-party members who conduct business under the D&B brand name in local markets. While third-party member participation in the D&B Worldwide Network is controlled by commercial services agreements and the use of our trademarks is controlled by license agreements, we have no direct management control over these members beyond the terms of the agreements. As a result, actions or inactions taken by these third-party members may have a material impact on our business and financial results. For example, one or more third-party members may:

- Provide a product or service that does not adhere to our data quality standards;

- Fail to comply with D&B brand and communication standards;

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- Engage in illegal or unethical business practices;

- Elect not to support new or revised products and services or other strategic initiatives; or

- Fail to execute other data or distribution contract requirements.

Such actions or inactions may have an impact on customer confidence in the D&B brand globally, which could materially adversely impact our business and financial results.

We may not be able to attract and retain qualified personnel, including members of our sales force, which could impact the quality of our performance and customer satisfaction.

Our success and financial results also depend on our continuing ability to attract, retain and motivate highly qualified personnel at all levels, including members of our sales force on whom we rely for the vast majority of our revenue, and to appropriately use the time and resources of such individuals. Competition for these individuals is intense, and we may not be able to retain our key personnel or key members of our sales teams, or attract, assimilate or retain other highly qualified individuals in the future. We have from time-to-time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees, including members of our sales force, with appropriate qualifications.

We may lose key business assets or suffer interruptions in product delivery, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and Internet sites that we use in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations or change management processes in connection with our introduction of new online products or services to prevent a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or Internet sites could cause interruptions in operations that adversely affect our ability to meet customers' requirements and materially impact our business and financial results.

Our operations in the International segment are subject to various risks associated with operations in foreign countries, which could materially impact our business and financial results.

Our success depends in part on our various operations outside the United States. For the three years ended December 31, 2008, 2007 and 2006, our International segment accounted for 23%, 22% and 21% of total revenue, respectively. Our International business is subject to many challenges, the most significant being:

- Our competition is primarily local, and our customers may have greater loyalty to our local competitors;

- Credit insurance is a significant credit risk mitigation tool in certain markets, thus reducing the demand for our Risk Management Solutions; and

- In some markets, key data elements are generally available from public-sector sources, thus reducing a customer's need to purchase our data.

Our International strategy includes the leveraging of our D&B Worldwide Network to improve our data quality. We form and manage these strategic alliances to create a competitive advantage for us over the long term; however, these strategic relationships may not be successful or may be subject to ownership change.

16

The issue of data privacy is an increasingly important area of public policy in various International markets, and we operate in an evolving regulatory environment that could adversely impact aspects of our business or the business of third parties on whom we depend.

Our operating results could also be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors may include currency fluctuations, economic, political or regulatory conditions, competition from government agencies in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in International business activities generally include, among others:

- Longer accounts receivable payment cycles;

- The costs and difficulties of managing International operations and strategic alliances, including the D&B Worldwide Network; and

- The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.

We may be unable to reduce our expense base through our Financial Flexibility, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would materially impact our business and financial results.

Successful execution of our strategy includes reducing our expense base through our Financial Flexibility initiatives, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

- Our ability to continually adapt and improve our organizational design and efficiency to meet the changing needs of our business and our customers;

- Our ability to implement all of the actions required under this program within the established time frame;

- Our ability to implement actions that require process or technology changes to reduce our expense base;

- Entering into or amending agreements with third-party vendors to renegotiate terms beneficial to us;

- Managing third-party vendor relationships effectively;

- Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and

- Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.

If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our business and financial results would be materially impacted.

We are involved in tax and legal proceedings that could have a material adverse impact on us.

We are involved in tax and legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under "Note 13. Contingencies" in "Notes to Consolidated Financial Statements" in Part II, Item 8. of this Annual Report on Form 10-K, certain of these matters could materially impact our business and financial results.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2.   *Properties*

Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. This property also serves as the executive offices of our U.S. segment.

Our other properties are geographically distributed to meet sales and operating requirements worldwide. We generally consider these properties to be both suitable and adequate to meet current operating requirements. As of December 31, 2008, the most important of these other properties include the following sites:

- A 178,000 square-foot leased office building in Center Valley, Pennsylvania, which houses various sales, finance, fulfillment and data acquisition personnel;

- A 147,000 square-foot office building that we own in Parsippany, New Jersey, housing personnel from our U.S. sales, marketing and technology groups (approximately one-third of this building is leased to a third party);

- A 78,000 square-foot leased office building in Austin, Texas, which houses a majority of our Hoover's employees; and

- A 79,060 square-foot leased space in Marlow, England, which houses our UK business, International technology and certain other international teams.

In addition to the above locations, we also conduct operations in other offices across the globe, most of which are leased.

Item 3.   *Legal Proceedings*

Information in response to this Item is included in Part II, Item 8. "Note 13. Contingencies" and is incorporated by reference into Part I of this Annual Report on Form 10-K.

Item 4.   *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders in the fourth quarter of fiscal year 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange and trades under the symbol DNB. We had 3,085 shareholders of record as of December 31, 2008.

The following table summarizes the high and low sales prices for our common stock, as reported in the periods shown:

	2008		2007	
	High	Low	High	Low
First Quarter	$93.94	$81.02	$ 91.51	$82.28
Second Quarter	$94.10	$80.44	$104.62	$89.69
Third Quarter	$98.78	$85.50	$106.63	$90.08
Fourth Quarter	$93.57	$64.40	$ 99.68	$86.26

We paid dividends of $65.6 million and $58.4 million during the years ended December 31, 2008 and 2007, respectively. We did not pay any dividends on our common stock during the year ended December 31, 2006. In January 2009, our Board of Directors approved the declaration of a $0.34 per share dividend for the first quarter of 2009. This cash dividend is payable March 20, 2009, to shareholders of record at the close of business on March 6, 2009.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by us or on our behalf during the quarter ended December 31, 2008 of shares of equity that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (a)(b)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(a)(b)	Maximum Number of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(a)	Approximate Dollar Value of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(b)
	(Amounts in millions, except per share data)				
October 1 - 31, 2008	0.5	$84.05	0.5	—	$ —
November 1 - 30, 2008	—	$ —	—	—	$ —
December 1 - 31, 2008	0.1	$72.77	0.1	—	$ —
	0.6	$82.57	0.6	1.8	$127.3

(a) This repurchase program is utilized to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan. This program was announced in August 2006 and expires in August 2010. The maximum number of shares authorized for repurchase under this program is 5.0 million shares, of which 3.2 million shares have been repurchased as of December 31, 2008.

(b) During the three months ended December 31, 2008, we repurchased 0.6 million shares of common stock for $52.1 million related to a previously announced $400 million, two-year share repurchase program approved by our Board of Directors in December 2007. This program began in February 2008 and we anticipate that this program will be completed by February 2010.

19

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE DECEMBER 31, 2003

In accordance with SEC rules, the graph below compares the Company's cumulative total shareholder return against the cumulative total return of the Standard & Poor's 500 Stock Index and a published industry index starting on December 31, 2003. Our past performance may not be indicative of future performance.

As an industry index, the Company chose the S&P 500 Commercial & Professional Services Index, a subset of the S&P 500 Stock Index that includes companies that provide business-to-business services.

On December 1, 2008, we became listed within the S&P 500 Stock Index. Prior to such date, we were listed within the S&P Midcap 400 Index. Accordingly, and for comparative purposes to our prior year presentation, we have included in the following graph the performances of both the S&P Midcap 400 Index, S&P 400 Midcap Commercial and Professional Services Index, S&P 500 Commercial and Professional Services Index and the S&P 500 Stock Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG D&B, THE S&P MIDCAP 400 COMMERCIAL &
PROFESSIONAL SERVICES INDEX, THE S&P 500 COMMERCIAL &
PROFESSIONAL SERVICES INDEX, THE S&P MIDCAP 400 INDEX AND S&P 500 STOCK INDEX



* Assumes $100 invested on December 31, 2003, and reinvestment of dividends.

20

Item 6. *Selected Financial Data*

<table>
<thead>
<tr><th></th><th colspan="5">For the Years Ended December 31,</th></tr>
<tr><th></th><th>2008</th><th>2007</th><th>2006</th><th>2005</th><th>2004</th></tr>
<tr><th></th><th colspan="5">(Amounts in millions, except per share data)</th></tr>
</thead>
<tbody>
<tr><td>**Results of Operations:**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Operating Revenues</td><td>$1,726.3</td><td>$1,599.2</td><td>$1,474.9</td><td>$1,380.0</td><td>$1,370.2</td></tr>
<tr><td>Costs and Expenses</td><td>1,256.6</td><td>1,173.6</td><td>1,081.2</td><td>1,015.4</td><td>1,054.1</td></tr>
<tr><td>Operating Income(1)</td><td>469.7</td><td>425.6</td><td>393.7</td><td>364.6</td><td>316.1</td></tr>
<tr><td>Non-Operating Income (Expense)—Net(2)</td><td>(30.8)</td><td>0.7</td><td>(13.3)</td><td>(9.7)</td><td>22.0</td></tr>
<tr><td>Income from Continuing Operations Before Provision for Income Taxes</td><td>438.9</td><td>426.3</td><td>380.4</td><td>354.9</td><td>338.1</td></tr>
<tr><td>Provision for Income Taxes(3)</td><td>128.0</td><td>135.8</td><td>142.1</td><td>133.1</td><td>128.2</td></tr>
<tr><td>Minority Interest Income (Expense)</td><td>(2.4)</td><td>0.9</td><td>—</td><td>—</td><td>—</td></tr>
<tr><td>Equity in Net Income (Loss) of Affiliates</td><td>1.0</td><td>1.3</td><td>0.4</td><td>0.7</td><td>—</td></tr>
<tr><td>Income from Continuing Operations</td><td>309.5</td><td>292.7</td><td>238.7</td><td>222.5</td><td>209.9</td></tr>
<tr><td>Income from Discontinued Operations, Net of Income Taxes</td><td>0.7</td><td>5.4</td><td>2.0</td><td>(1.3)</td><td>1.9</td></tr>
<tr><td>Gain on Disposal of Italian Real Estate Business, No Income Tax Impact</td><td>0.4</td><td>—</td><td>—</td><td>—</td><td>—</td></tr>
<tr><td>Income (Loss) from Discontinued Operations(4)</td><td>1.1</td><td>5.4</td><td>2.0</td><td>(1.3)</td><td>1.9</td></tr>
<tr><td>Net Income</td><td>$ 310.6</td><td>$ 298.1</td><td>$ 240.7</td><td>$ 221.2</td><td>$ 211.8</td></tr>
<tr><td>**Basic Earnings Per Share of Common Stock:**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Income from Continuing Operations</td><td>$ 5.69</td><td>$ 5.03</td><td>$ 3.77</td><td>$ 3.33</td><td>$ 2.98</td></tr>
<tr><td>Income (Loss) from Discontinued Operations</td><td>0.02</td><td>0.09</td><td>0.04</td><td>(0.02)</td><td>0.03</td></tr>
<tr><td>Net Income</td><td>$ 5.71</td><td>$ 5.12</td><td>$ 3.81</td><td>$ 3.31</td><td>$ 3.01</td></tr>
<tr><td>**Diluted Earnings Per Share of Common Stock:**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Income from Continuing Operations</td><td>$ 5.58</td><td>$ 4.90</td><td>$ 3.67</td><td>$ 3.21</td><td>$ 2.87</td></tr>
<tr><td>Income (Loss) from Discontinued Operations</td><td>0.02</td><td>0.09</td><td>0.03</td><td>(0.02)</td><td>0.03</td></tr>
<tr><td>Net Income</td><td>$ 5.60</td><td>$ 4.99</td><td>$ 3.70</td><td>$ 3.19</td><td>$ 2.90</td></tr>
<tr><td>**Other Data:**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Weighted Average Number of Shares Outstanding—Basic</td><td>54.4</td><td>58.3</td><td>63.2</td><td>66.8</td><td>70.4</td></tr>
<tr><td>Weighted Average Number of Shares Outstanding—Diluted</td><td>55.5</td><td>59.8</td><td>65.1</td><td>69.4</td><td>73.1</td></tr>
<tr><td>Cash Dividends Paid per Common Share</td><td>$ 1.20</td><td>$ 1.00</td><td>$ —</td><td>$ —</td><td>$ —</td></tr>
<tr><td>Cash Dividends Declared per Common Share</td><td>$ 0.90</td><td>$ 1.30</td><td>$ —</td><td>$ —</td><td>$ —</td></tr>
<tr><td>**Balance Sheet:**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Total Assets</td><td>$1,586.0</td><td>$1,658.8</td><td>$1,360.1</td><td>$1,613.4</td><td>$1,635.5</td></tr>
<tr><td>Long-Term Debt</td><td>$ 904.3</td><td>$ 724.8</td><td>$ 458.9</td><td>$ 0.1</td><td>$ 300.0</td></tr>
<tr><td>Equity (Deficit)</td><td>$ (856.2)</td><td>$ (440.1)</td><td>$ (399.1)</td><td>$ 77.6</td><td>$ 54.2</td></tr>
</tbody>
</table>

(1) Non-core gain and (charges)[(a)] included in Operating Income:

	For the Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Restructuring Charges	$ 31.4	$ 25.1	$ 25.5	$ 30.7	$ 32.0
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ 0.8	$ —	$ —	$ —
Charge Related to a Dispute on the Sale of the Company's French Business	$ —	$ —	$ —	$ 0.4	$ —

(a) See Item 7. of this Annual Report on Form 10-K for definition of non-core gains and (charges).

(2) Non-core gains and (charges)[(a)] included in Non-Operating Income (Expense)—Net:

	For the Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Effect of Legacy Tax Matters	$ (1.2)	$ (1.6)	$ —	$ —	$ —
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$ (5.8)	$ —	$ —	$ —
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ (0.6)	$ —	$ —	$ —	$ —
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$(13.2)	$ —	$ —	$ —
Net Gain (Loss) on the Sale of Other Investments	$ —	$ (0.9)	$ —	$ —	$ —
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ 7.7	$ —	$ —	$ —	$ —
Settlement of Legacy Tax Matter Arbitration	$ (8.1)	$ —	$ —	$ —	$ —
Gain on Sale of a 5% Investment in a South African Company	$ —	$ —	$ —	$ (3.5)	$ —
Lower Costs Related to the Sale of Iberia (Spain and Portugal)	$ —	$ —	$ —	$ (0.8)	$ —
Charge Related to a Dispute on the Sale of the Company's French Business	$ —	$ —	$ —	$ 3.7	$ —
Gain on Sale of Nordic (Sweden, Denmark, Norway and Finland)	$ —	$ —	$ —	$ —	$ (7.9)
Gain on Sale of India and Distribution Channels in Pakistan and the Middle East	$ —	$ —	$ —	$ —	$ (3.8)
Gain on Sale of Germany, Austria, Switzerland, Poland, Hungary and Czech	$ —	$ —	$ —	$ —	$ (5.6)
Gain on Sale of France	$ —	$ —	$ —	$ —	$(12.9)
(Impairment Charge) Gain on Sale of Iberia (Spain and Portugal)	$ —	$ —	$ —	$ —	$ (0.1)

(a) See Item 7. of this Annual Report on Form 10-K for definition of non-core gains and (charges).

(3) Non-core gains and (charges)[a] included in Provision for Income Taxes:

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Restructuring Charges	$(11.2)	$ (9.4)	$ (8.6)	$ (8.1)	$(11.2)
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ 0.1	$ —	$ —	$ —	$ —
Effect of Legacy Tax Matters	$ 1.2	$ 1.6	$ —	$ —	$ —
Gain Associated with Huaxia/D&B China Joint Venture	$ —	$ 2.9	$ —	$ —	$ —
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$ 8.3	$ —	$ —	$ —
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ —	$ (0.2)	$ —	$ —	$ —
Settlement of Legacy Tax Matter Arbitration	$ 3.1	$ —	$ —	$ —	$ —
Net Gain (Loss) on the Sale of Other Investments	$ —	$ 0.3	$ —	$ —	$ —
Tax Reserve true-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expense Deductions/Royalty Income 1997-2007" transaction	$ —	$(31.2)	$ —	$ —	$ —
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$(15.4)	$ —	$ —	$ —	$ —
Favorable resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$(22.7)	$ —	$ —	$ —	$ —
Interest on IRS Deposit	$ (1.3)	$ —	$ —	$ —	$ —
Impact of Revaluing the Net Deferred Tax Assets in the UK as a Result of a UK Tax Law Change, Enacted in Q3 2007, Which Reduces the General UK Tax Rate From 30% to 28%	$ —	$ 2.5	$ —	$ —	$ —
Charge/Increase in Tax Legacy Reserve for "Royalty Expense Deductions 1993-1997"	$ —	$ —	$ 0.8	$ —	$ —
Tax Benefits Recognized upon the Liquidation of Dormant International Corporations	$ —	$ —	$ —	$(16.3)	$ —
Gain on Sale of a 5% Investment in a South African Company	$ —	$ —	$ —	$ 1.5	$ —
Charge Related to a Dispute on the Sale of the Company's French Business	$ —	$ —	$ —	$ (1.5)	$ —
Tax Charge Related to the Company's Repatriation of Foreign Cash	$ —	$ —	$ —	$ 9.3	$ —
Charge/Increase in Tax Legacy Reserve for "Royalty Expense Deductions 1993-1997"	$ —	$ —	$ —	$ 6.3	$ —
Tax Legacy Refund for "Utilization of Capital Losses 1989-1990"	$ —	$ —	$ —	$ (0.9)	$ —
Increase in Tax Legacy Reserve for "Utilization of Capital Losses 1989-1990"	$ —	$ —	$ —	$ —	$ 4.5
Gain on Sale of Nordic (Sweden, Denmark, Norway and Finland)	$ —	$ —	$ —	$ —	$ (1.7)
Gain on Sale of India and Distribution Channels in Pakistan and the Middle East	$ —	$ —	$ —	$ —	$ 1.9
Gain on Sale of Germany, Austria, Switzerland, Poland, Hungary and Czech	$ —	$ —	$ —	$ —	$ 2.7
Gain on Sale of France	$ —	$ —	$ —	$ —	$ 7.3
(Impairment Charge) Gain on Sale of Iberia (Spain and Portugal)	$ —	$ —	$ —	$ —	$ 0.7

(a) See Item 7. of this Annual Report on Form 10-K for definition of non-core gains and (charges).

(4) On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations for all periods presented as set forth in this Annual Report on Form 10-K. Accordingly, we have recorded the resulting gain from the sale of $0.4 million (both pre-tax and after-tax) in the first quarter of 2008 in the consolidated statement of operations. As of December 31, 2008, we received approximately $9.0 million in cash.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

How We Manage Our Business

For internal management purposes, we refer to "core revenue," which we calculate as total operating revenue less the revenue of divested businesses. Core revenue is used to manage and evaluate the performance of our segments and to allocate resources because this measure provides an indication of the underlying changes in revenue in a single performance measure. Core revenue does not include reported revenue of divested businesses since they are not included in future revenue.

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations for all periods presented as set forth in this Annual Report on Form 10-K. Accordingly, we have recorded the resulting gain from the sale of $0.4 million (both pre-tax and after-tax) in the first quarter of 2008 in the consolidated statement of operations. As of December 31, 2008, we received approximately $9.0 million in cash.

We also isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both with and without the effects of foreign exchange. As a result, we monitor our core revenue growth both after and before the effects of foreign exchange. Core revenue growth excluding the effects of foreign exchange is referred to as "revenue growth before the effects of foreign exchange."

From time-to-time we have and we may continue to further analyze core revenue growth before the effects of foreign exchange among two components, "organic core revenue growth" and "core revenue growth from acquisitions." We analyze "organic core revenue growth" and "core revenue growth from acquisitions" because management believes this information provides insight into the underlying health of our business. Core revenue includes the revenue from acquired businesses from the date of acquisition.

We evaluate the performance of our business segments based on segment revenue growth before the effects of foreign exchange, and segment operating income growth before certain types of gains and charges that we consider do not reflect our underlying business performance. Specifically, for management reporting purposes, we evaluate business segment performance "before non-core gains and charges" because such charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations. A recurring component of non-core gains and charges are our restructuring charges, which result from a foundational element of our growth strategy that we refer to as Financial Flexibility. Through Financial Flexibility, management identifies opportunities to improve the performance of the business in terms of quality, efficiency and cost, in order to generate savings primarily to invest for growth. Such charges are variable from period-to-period based upon actions identified and taken during each period. Management reviews operating results before such charges on a monthly basis and establishes internal budgets and forecasts based upon such measures. Management further establishes annual and long-term compensation such as salaries, target cash bonuses and target equity compensation amounts based on such measures and a significant percentage weight is placed upon such measures in determining whether performance objectives have been achieved. Management believes that by eliminating restructuring charges from such financial measures, and by being overt to shareholders about the results of our operations excluding such charges, business leaders are provided incentives to recommend and execute actions that are in the best long-term interests of our shareholders, rather than being influenced by the potential impact a charge in a particular period could have on their compensation. Additionally, transition costs (period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement the Financial Flexibility component of our strategy) are reported as "Corporate and Other" expenses and are not allocated to our segments. See Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for financial information regarding our segments.

Similarly, when we evaluate the performance of our business as a whole, we focus on results (such as operating income, operating income growth, operating margin, net income, tax rate and diluted earnings per share)

before non-core gains and charges because such non-core gains and charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations and may drive behavior that does not ultimately maximize shareholder value. Additionally, for 2008 our non-GAAP (generally accepted accounting principles in the United States of America) measures reflect results on a continuing operations basis.

We also use "free cash flow" to manage our business. We define free cash flow as net cash provided by operating activities minus capital expenditures and additions to computer software and other intangibles. Free cash flow measures our available cash flow for potential debt repayment, acquisitions, stock repurchases and additions to cash, cash equivalents and short-term investments. We believe free cash flow to be relevant and useful to our investors as this measure is used by our management in evaluating the funding available after supporting our ongoing business operations and our portfolio of product investments.

Free cash flow should not be considered as a substitute measure for, or superior to, net cash flows provided by operating activities, investing activities or financing activities. Therefore, we believe it is important to view free cash flow as a complement to our consolidated statements of cash flows.

In addition, we evaluate our U.S. Risk Management Solutions based on two metrics: (1) "subscription," "non-subscription," and (2) "DNBi" and "non-DNBi." We define "subscription" as contracts that allow customers' unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year and "non-subscription" as all other revenue streams. We define "DNBi" as our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis and "non-DNBi" as all other revenue streams. Management believes these measures provide further insight into our performance and growth of our U.S. Risk Management Solutions revenue.

The adjustments discussed herein to our results as determined under generally accepted accounting principles in the United States of America ("GAAP") are among the primary indicators management uses as a basis for our planning and forecasting of future periods, to allocate resources, to evaluate business performance and, as noted above, for compensation purposes. However, these financial measures (results before non-core gains and charges and free cash flow) are not prepared in accordance with GAAP, and should not be considered in isolation or as a substitute for total revenue, operating income, operating income growth, operating margin, net income, tax rate, diluted earnings per share, or net cash provided by operating activities, investing activities and financing activities prepared in accordance with GAAP. In addition, it should be noted that because not all companies calculate these financial measures similarly or at all, the presentation of these financial measures is not likely to be comparable to measures of other companies.

See "Results of Operations" below for a discussion of our results reported on a GAAP basis.

Overview

We have historically managed and reported our operations under the following two segments:

- United States ("U.S."); and

- International (which consists of operations in Europe, Canada, Asia Pacific and Latin America).

The financial statements of our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

We continue to manage our business through two segments. However, as of January 1, 2009, Canada has been moved out of our International segment and into our renamed "North America" segment (formerly our U.S. segment). Therefore, on January 1, 2009, we began managing our operations through two segments: North America

26

(which consists of the U.S. and Canada) and International (which consists of our operations in Europe, Asia Pacific and Latin America). We will report financial results in this new segment structure beginning with the results for the first quarter of 2009 and conform historical amounts to reflect the new segment structure.

Total revenue and core revenue were the same for the years ended December 31, 2008, 2007 and 2006. Therefore, our discussion of our results of operations for the years ended December 31, 2008, 2007 and 2006, references only our core revenue results.

The following table presents the contribution by segment of core revenue results.

	For the Years Ended December 31,		
	2008	2007	2006
Revenue:			
U.S.	77%	78%	79%
International	23%	22%	21%

On January 1, 2008, we began managing our Supply Management business as part of our Risk Management Solutions business. This is consistent with our overall strategy and also reflects customers' needs to better understand the financial risk of their supply chain. As a result, the contributions of the Supply Management business are now reported as a part of Risk Management Solutions. We have reclassified our historical financial results set forth in Item 8. of this Annual Report on Form 10-K. Prior to January 1, 2008, we reported the results of our Supply Management business as its own solution set.

The following table presents the contribution by customer solution set to core revenue.

	For the Years Ended December 31,		
	2008	2007	2006
Revenue by Customer Solution Set:			
Risk Management Solutions	64%	64%	66%
Sales & Marketing Solutions	29%	29%	28%
Internet Solutions	7%	7%	6%

These customer solution sets are discussed in greater detail in Item 1. "Business" of this Annual Report on Form 10-K.

Within our Risk Management Solutions, we monitor the performance of our "Traditional" products, our "Value-Added" products and our "Supply Management" products. Within our Sales & Marketing Solutions, we monitor the performance of our "Traditional" products and our "Value-Added" products.

Risk Management Solutions

Our Traditional Risk Management Solutions generally consist of reports from our database used primarily for making decisions about new credit applications. Our Traditional Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2008	2007	2006
Risk Management Solutions Revenue	75%	75%	75%
Core Revenue	48%	48%	50%

Our Value-Added Risk Management Solutions generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. Our Value-Added Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2008	2007	2006
Risk Management Solutions Revenue	20%	20%	20%
Core Revenue	13%	13%	13%

Our Supply Management Solutions can help companies maximize revenue growth, contain costs and comply with external regulations. Our Supply Management Solutions constituted the following percentages of total Risk Management Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2008	2007	2006
Risk Management Solutions Revenue	5%	5%	5%
Core Revenue	3%	3%	3%

Sales & Marketing Solutions

Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. Our Traditional Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2008	2007	2006
Sales & Marketing Solutions Revenue	40%	42%	43%
Core Revenue	11%	12%	12%

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions. Our Value-Added Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2008	2007	2006
Sales & Marketing Solutions Revenue	60%	58%	57%
Core Revenue	18%	17%	16%

Our Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

We have discussed the selection and application of our critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure regarding critical accounting policies and estimates as well as the other sections in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pension and Postretirement Benefit Obligations

Through June 30, 2007, we previously offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (the "U.S. Qualified Plan"). The defined benefit plan covers active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranges from 3% to 12.5% based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. We also maintain supplemental and excess plans in the United States (the "U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 73% and 16% of our pension obligation, respectively, at December 31, 2008. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. Our employees in certain of our international operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care and life insurance benefits for retirees. U.S. based employees, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially.

In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," or "SFAS No. 87," amended by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," or "SFAS No. 158," our pension benefit obligations and the related effects on operations are calculated using actuarial assumptions and methodologies. Other postretirement benefits (i.e., health care) are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or "SFAS No. 106," amended by SFAS No. 158, and are also dependent on the application of our assumptions by outside actuaries. The key assumptions used in the measurement of the pension and postretirement obligations and net periodic pension and postretirement costs are:

- *Expected long-term rate of return on pension plan assets*—which is based on a target asset allocation as well as expected returns on asset categories of plan investments;

- *Discount rate*—which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to our plans;

- *Rates of compensation increase and cash balance accumulation/conversion rates*—which are based on an evaluation of internal plans and external market indicators; and

- *Health care cost trends*—which are based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

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We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement benefit costs. The factor with the most immediate impact on our consolidated financial statements is a change in the expected long-term rate of return on pension plan assets for the U.S. Qualified Plan. For 2009, we will continue to use an expected long-term rate of return of 8.25%. This assumption was 8.25% in each of the years for 2008, 2007 and 2006. The 8.25% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2008, the plan was 63% invested in publicly traded equity securities, 29% invested in debt securities and 8% invested in real estate investments. Due to recent significant declines in equity markets, our actual asset allocation of plan assets at December 31, 2008 differed slightly from the target allocation. Our policy is to bring the actual allocation in-line with the target allocation. Every one-quarter percentage-point increase or decrease in the long-term rate of return increases or reduces our annual operating income by approximately $3 million by increasing or reducing our net periodic pension income.

Changes in the discount rate, rate of compensation increase and cash balance accumulation/conversion rates also have an effect on our annual operating income. Based on the factors noted above, the discount rate is adjusted at each remeasurement date while other assumptions are reviewed annually. The discount rate used to determine pension cost for our U.S. pension plans was 6.37%, 5.84% and 5.50% for the years ended December 31, 2008, 2007 and 2006, respectively. For 2009, for all of our U.S. pension plans, we decreased the discount rate to 6.15% from 6.37%.

Differences between the assumptions stated above and actual experience could affect our pension and other postretirement benefit costs. When actual plan experience differs from the assumptions used, actuarial gains or losses arise which are accounted for in accordance with SFAS No. 87 and SFAS No. 106, as amended by SFAS No. 158. These gains and losses are aggregated and amortized generally over the average future service periods of employees to the extent that such gains or losses exceed a "corridor" as defined in SFAS No. 87. The purpose of the corridor is to reduce the volatility caused by the difference between actual experience and the pension-related assumptions noted above, on a plan-by-plan basis. For all of our pension plans, total actuarial losses that have not been recognized in our pension costs as of December 31, 2008 and 2007 were $855.2 million and $378.8 million, respectively, of which $682.1 million and $220.1 million, respectively, were attributable to the U.S. Qualified Plan, $89.5 million and $77.4 million, respectively, were attributable to the U.S. Non-Qualified Plans, and the remainder was attributable to the non-U.S. pension plans. See discussion in Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We expect to recognize a portion of such losses in our 2009 net periodic pension cost of approximately $18.2 million, $4.8 million and $1.0 million, for the U.S. Qualified Plan, U.S. Non-Qualified Plans and non-U.S. plans, respectively, compared to $9.5 million, $4.6 million and $2.1 million, respectively, in 2008. The higher amortization of actuarial loss in 2009 of $8.7 million and $0.2 million related to the U.S. Qualified Plan and the U.S. Non-Qualified Plans, respectively, which will be included in our pension cost in 2009, is primarily due to significant asset loss during 2008 and lower discount rates applied to the pension plans at December 31, 2008.

Differences between the expected long-term rate of return assumption and actual experience could affect our net periodic pension cost. We recorded net pension periodic income for our pension plans of $3.7 million for the year ended December 31, 2008 and net pension cost of $10.7 million and $27.0 million for the years ended December 31, 2007 and 2006, respectively. A major component of the net periodic pension cost is the expected return on plan assets, which was $121.7 million, $117.1 million and $113.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic cost. We recorded investment losses of $392.2 million for the year ended December 31, 2008 and investment gains of $105.7 million and $175.5 million for the years ended December 31, 2007 and 2006, respectively, in our pension plans, of which a loss of $348.1 million and gains of $91.2 million and $157.1 million, respectively, were attributable to the U.S. Qualified Plan and a loss of $44.1 million and

gains of $14.6 million and $18.4 million, respectively, were attributable to the non-U.S. plans. At January 1, 2009, the market-related value of plan assets of our U.S. Qualified Plan and the non-U.S. plans was $1,309.6 million and $149.1 million, respectively, compared with the fair value of its plan assets of $953.3 million and $121.3 million, respectively.

Changes in the funded status of our pension plans could result in fluctuation in our shareholders' equity. We adopted SFAS No. 158 as of December 31, 2006 and we are required to recognize the funded status of our benefit plans as a liability or an asset, on a plan-by-plan basis, with an offsetting adjustment to "Accumulated Other Comprehensive Income," or "AOCI," in shareholders' equity, net of tax. Accordingly, the amounts recognized in equity represent unrecognized gains/losses and prior service costs. Subsequent to the adoption of SFAS No. 158, the previously unrecognized actuarial gains and losses and prior service costs included in shareholders' equity would be amortized out of equity based on an actuarial calculation each period. Gains and losses and prior service costs that arise during the year will be recognized as a component of comprehensive income which is a component of AOCI. We recorded a net loss of $291.1 million and net income of $79.3 million in AOCI, net of applicable tax, in 2008 and 2007, respectively, related to the actuarial gain/loss and prior service cost arising during the period and the amortization of such items. The increased loss in 2008 was primarily due to the reduction of the funded status for our U.S. Qualified Plan from a surplus of $274.7 million at December 31, 2007 to a deficit of $155.5 million at December 31, 2008, driven by significant asset loss in 2008 and lower discount rate at December 31, 2008.

For information on pension and postretirement benefit plan contribution requirements, please see "Future Liquidity—Sources and Uses of Funds—Pension Plan and Postretirement Benefit Plan Contribution Requirements." See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Contingencies and Litigation

We establish reserves in connection with tax and legal proceedings, claims and litigation when it is probable that a loss has been incurred and the amount of loss is reasonably estimable. Contingent liabilities are often resolved over long periods of time. Estimating probable losses requires analyses of multiple forecasts that often depend on judgments concerning potential actions by third parties and regulators. This is an inherently subjective and complex process, and actual results may differ from our estimates by material amounts. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Revenue Recognition

Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;

- The contract fee is fixed and determinable;

- Delivery or performance has occurred; and

- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

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Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow those customers unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year.

For arrangements that include an information file delivery with periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis.

We also have monthly or annual contracts that enable a customer to purchase our information solutions during the period of contract at prices per an agreed price list, up to the contracted dollar limit. Revenue on these contracts is recognized as solutions are delivered to the customer, based on the per-solution price. Any additional solutions purchased over this limit may be subject to pricing variations, and revenue is recognized as the solutions are delivered. If customers do not use the full value of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Revenue related to services provided over the contract term, such as monitoring services, is recognized ratably over the contract period, which is typically one year.

For Sales & Marketing Solutions, we generally recognize revenue upon delivery of the information file to the customer. For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis. For subscription solutions that provide continuous access to our marketing information and business reference databases, as well as any access fees or hosting fees related to enabling customers' access to our information, revenue is recognized ratably over the term of the contract, which is typically one year.

Our Internet Solutions consists of Hoover's, Inc., which also includes Hoover's First Research division and AllBusiness.com, Inc. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

For offerings that include software that is considered to be more than incidental, we recognize revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed.

Revenue from consulting and training services is recognized as the services are performed.

Amounts billed in advance are recorded as a liability on the balance sheet as deferred revenue and are recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements may include information files, file updates for certain solutions, software, services, trademarks and/or other intangibles. For those arrangements that include multi-elements, we first determine whether each deliverable meets the separation criteria to qualify as a separate unit of accounting under Financial Statement Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or "EITF 00-21." If the deliverable or a group of deliverables meets the separation criteria under EITF 00-21, we allocate the total arrangement consideration to each unit of accounting based upon the relative fair value of each unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method for each unit of accounting that meets the four conditions described above. All deliverables that do not meet the separation of accounting criteria under EITF 00-21 are combined into one unit of accounting, and the most appropriate revenue recognition method is applied.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for disclosure of the impact that recently issued accounting standards may have on our audited consolidated financial statements.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. They should be read in conjunction with the consolidated financial statements and related footnotes set forth in Item 8. of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Consolidated Revenue

The following table presents our revenue by segment:

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Revenue:			
U.S.	$1,321.1	$1,248.3	$1,164.2
International	405.2	350.9	310.7
Core Revenue	$1,726.3	$1,599.2	$1,474.9

The following table presents our revenue by customer solution set:

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$1,111.0	$1,032.2	$ 974.0
Sales & Marketing Solutions	490.4	459.5	412.2
Internet Solutions	124.9	107.5	88.7
Core Revenue	$1,726.3	$1,599.2	$1,474.9

Year ended December 31, 2008 vs. Year ended December 31, 2007

Core revenue increased $127.1 million, or 8% (7% increase before the effect of foreign exchange), for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase was driven by an increase in total U.S. revenue of $72.8 million, or 6%, and an increase in total International revenue of $54.3 million, or 16% (12% increase before the effect of foreign exchange).

This $127.1 million increase is primarily attributed to:

- Growth in each of our subscription plans for our Preferred Pricing Agreement and for our Preferred Pricing Agreement with DNBi from existing customers willing to increase the level of business they do

with us, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data, within pre-defined ranges, and generally customers commit to an increased level of spend from their historical levels;

- Increased revenue as a result of our recent acquisitions and our Tokyo Shoko Research/D&B Japan Joint Venture in 2007 (our majority-owned joint venture in Japan); and

- The positive impact of foreign exchange;

partially offset by:

- Lower purchases of our legacy products.

Customer Solution Set

On a customer solution set basis, the $127.1 million increase in core revenue reflects:

- A $78.8 million, or 8%, increase in Risk Management Solutions (7% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $34.0 million, or 5%, and growth in International of $44.8 million, or 16% (13% increase before the effect of foreign exchange);

- A $30.9 million, or 7%, increase in Sales & Marketing Solutions (6% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $21.2 million, or 5%, and an increase in International of $9.7 million, or 14% (12% increase before the effect of foreign exchange); and

- A $17.4 million, or 16%, increase in Internet Solutions (both before and after the effect of foreign exchange). The increase was driven by growth in the U.S. of $17.6 million, or 18% partially offset by a decrease in International of $0.2 million, or 3% (1% decrease before the effect of foreign exchange).

Year ended December 31, 2007 vs. Year ended December 31, 2006

Core revenue increased $124.3 million, or 8% (7% increase before the effect of foreign exchange), for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was driven by an increase in total U.S. revenue of $84.1 million, or 7%, and an increase in total International revenue of $40.2 million, or 13% (5% increase before the effect of foreign exchange).

This $124.3 million increase is primarily attributed to:

- Higher purchases from our existing customers;

- The positive impact of foreign exchange;

- Growth in each of our subscription plans for our Preferred Pricing Agreement and for our Preferred Pricing Agreement with DNBi from existing customers willing to increase the level of business they do with us;

- Increased revenue as a result of our acquisitions and our Huaxia/D&B China Joint Venture during the fourth quarter of 2007 (our majority-owned joint venture in China) and the acquisition of substantially all of the assets of n2 Check Limited ("n2 Check") in the UK during the second quarter of 2007;

- Continued growth in subscription revenue at Hoover's; and

- Higher levels of project-oriented business in our Sales & Marketing Solutions;

partially offset by:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer.

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Customer Solution Set

On a customer solution set basis, the $124.3 million increase in core revenue reflects:

- A $58.2 million, or 6%, increase in Risk Management Solutions (4% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $33.2 million, or 5%, and growth in International of $25.0 million, or 10% (2% increase before the effect of foreign exchange);

- A $47.3 million, or 12%, increase in Sales & Marketing Solutions (10% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $33.7 million, or 10%, and an increase in International of $13.6 million, or 24% (16% increase before the effect of foreign exchange); and

- An $18.8 million, or 21%, increase in Internet Solutions (both before and after the effect of foreign exchange). The increase was driven by growth in the U.S. of $17.2 million, or 21%, and growth in International of $1.6 million, or 29% (20% increase before the effect of foreign exchange).

Consolidated Operating Costs

The following table presents our consolidated operating costs and operating income:

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Operating Expenses	$ 480.7	$ 430.4	$ 410.9
Selling and Administrative Expenses	686.0	671.5	612.7
Depreciation and Amortization	58.5	46.6	32.1
Restructuring Charge	31.4	25.1	25.5
Operating Costs	$1,256.6	$1,173.6	$1,081.2
Operating Income	$ 469.7	$ 425.6	$ 393.7

As described above in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Manage Our Business," when we evaluate the performance of our business as a whole, we focus on our operating income (and, therefore, operating costs) before non-core gains and charges, because we do not view these items as reflecting our underlying business operations. We have identified under the caption "Non-Core Gains and (Charges)" below, such non-core gains and charges that are included in our GAAP results.

Operating Expenses

Year ended December 31, 2008 vs. Year ended December 31, 2007

Operating expenses increased by $50.3 million, or 12%, for the year ended December 31, 2008 as compared to December 31, 2007. The increase was primarily due to the following:

- Costs associated with investments in connection with our strategy, such as DNBi, our interactive, web-based subscription service, and investments to improve customer satisfaction levels;

- Increased costs associated with our recent acquisitions and our Tokyo Shoko Research/D&B Japan Joint Venture (our majority-owned joint venture in Japan);

- The impact of foreign exchange; and

- Increased technology costs arising from obligations under our D&B Worldwide Network agreements;

partially offset by:

- Lower costs as a result of our reengineering efforts.

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Year ended December 31, 2007 vs. Year ended December 31, 2006

Operating expenses increased by $19.5 million, or 5%, for the year ended December 31, 2007 as compared to December 31, 2006. The increase was primarily due to the following:

- Costs associated with investments in DNBi, our interactive, web-based subscription service, our investments in our DUNSRight Quality Process and our investments to enhance our strategic capabilities, such as with Acxiom Corporation ("Acxiom"), in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers;

- The impact of foreign exchange; and

- Increased technology costs arising from obligations under our D&B Worldwide Network agreements;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Selling and Administrative Expenses

Year ended December 31, 2008 vs. Year ended December 31, 2007

Selling and administrative expenses increased $14.5 million, or 2%, for the year ended December 31, 2008 as compared to December 31, 2007. The increase was primarily due to the following:

- Increased selling expenses primarily related to investments to enhance our strategic capabilities, such as with our recent acquisitions and our Tokyo Shoko Research/D&B Japan Joint Venture (our majority-owned Joint Venture in Japan); and

- The impact of foreign exchange;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Selling and administrative expenses increased $58.8 million, or 10%, for the year ended December 31, 2007 as compared to December 31, 2006. The increase was primarily due to the following:

- Increased selling expenses primarily related to costs associated with investments to enhance our strategic capabilities, such as with our Huaxia/D&B China Joint Venture and our recent acquisitions; and

- The impact of foreign exchange;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Matters Impacting Both Operating Expenses and Selling and Administrative Expenses

Pension, Postretirement and 401(k) Plan

We had pension income of $3.7 million for the year ended December 31, 2008 and pension costs of $10.7 million and $27.0 million for the years ended December 31, 2007 and 2006, respectively, for our pension plans globally. The fluctuation in the pension cost was due to the following:

- The discount rates applied to the pension plans were major factors in driving the pension costs to fluctuate from year-to-year. The higher the discount rate, the lower the pension cost. The discount rate used to measure the pension income/costs for our U.S. plans for the years ended December 31, 2008, 2007 and 2006 was 6.37%, 5.84% and 5.50%, respectively.

- Actuarial loss amortization included in annual pension expense as required by SFAS No. 87 and the impact of the discount rates were also major factors in driving the pension costs to fluctuate from year-to-year. The higher the discount rate, the lower the pension cost. Actuarial loss amortization included in annual pension expense for all global plans was $16.2 million, $23.5 million and $31.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, of which $14.1 million, $19.7 million and $29.2 million were attributable to our U.S. plans for the years ended December 31, 2008, 2007 and 2006, respectively.

- Higher pension income in 2008 was primarily due to a 53 basis points and 100 basis points increase in the discount rate applied to our U.S. plans and the major International plans, respectively, in 2008, as well as lower actuarial loss amortization included in 2008.

- Lower pension costs in 2007 compared with 2006 was also largely due to the elimination of service costs as a result of the pension plan freeze in the U.S. effective June 30, 2007.

We expect that the net pension cost in 2009 will be approximately $6.4 million for all of our global pension plans. The increase in pension cost from 2008 to 2009 is primarily driven by higher actuarial loss amortization included in 2009 and a 22 basis points decrease in the discount rate applied to our U.S. plans at January 1, 2008.

We had postretirement benefit income of $4.2 million, $3.5 million and $3.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Higher postretirement benefit income in 2008 compared with 2007 and 2006 was primarily due to higher amortization actuarial gain driven by positive plan experience and changes in assumptions.

We expect postretirement benefit income will be approximately $0.6 million in 2009. The decrease in income from 2008 to 2009 was primarily due to the amortization of the prior service credit which is now fully amortized. This prior service was related to the 2003 plan amendment to limit our insurance premium contribution.

We had expense associated with our 401(k) Plan of $19.2 million, $12.0 million and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in expense in 2008 and 2007 was due to the amendment of our matching policy in the 401(k) Plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%) from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) Plan limitations. See Note 18 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for changes to our 401(k) Plan.

We consider net pension income/cost and postretirement benefit income to be part of our compensation costs, and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs. See the discussion of "Our Critical Accounting Policies and Estimates—Pension and Postretirement Benefit Obligations," above, and Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004) "Share-Based Payments," or "SFAS No. 123R," which requires us to recognize stock-based compensation for our stock option programs and Employee Stock Purchase Plan or "ESPP."

For the years ended December 31, 2008, 2007 and 2006, we recognized total stock-based compensation expense of $27.6 million, $25.9 million and $20.8 million, respectively.

For the years ended December 31, 2008, 2007 and 2006, we recognized expense associated with our stock option programs of $11.0 million, $11.9 million and $12.7 million, respectively. The decrease for the year ended December 31, 2008 was primarily due to fewer stock options outstanding when compared to the same period in

2007. The decrease for the year ended December 31, 2007 was primarily due to fewer unvested stock options outstanding expensed in 2007 partially offset by fewer forfeitures associated with fewer terminated employees in 2007 as compared to the same period in 2006.

For the years ended December 31, 2008, 2007 and 2006, we recognized expense associated with restricted stock, restricted stock unit and restricted stock opportunity awards of $15.6 million, $13.1 million and $7.1 million (net of $0.5 million related to the accumulated effect of forfeiture assumptions), respectively. The increase for the year ended December 31, 2008 was primarily due to the addition of the 2008 annual grant and special grants in the fourth quarter of 2007. The increase for the year ended December 31, 2007 was primarily due to the addition of the 2007 annual grant, fewer forfeitures associated with fewer terminated employees in 2007 as compared to the same period in 2006 and a cumulative accounting adjustment included in the three months ended March 31, 2006 expense to reflect adjustments to previously recognized compensation expense for awards outstanding at the adoption date of SFAS No. 123R that we do not expect to vest.

We consider these costs to be part of our compensation costs and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs.

Depreciation and Amortization

Year ended December 31, 2008 vs. Year ended December 31, 2007

Depreciation and amortization increased $11.9 million, or 26%, for the year ended December 31, 2008 as compared to December 31, 2007. This increase was primarily driven by the increased capital costs for revenue generating investments to enhance our strategic capabilities (such as DNBi) and the amortization of acquired intangible assets resulting from our acquisitions and our majority-owned joint ventures.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Depreciation and amortization increased $14.5 million, or 45%, for the year ended December 31, 2007 as compared to December 31, 2006. This increase was primarily driven by the increased capital costs in investments to enhance our strategic capabilities and amortization of acquired intangible assets resulting from our acquisitions and our majority-owned joint ventures.

Restructuring Charge

Restructuring charges have been recorded in accordance with SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities," or "SFAS No. 146," or SFAS No. 112, "Employers' Accounting for Postemployment Benefits," or "SFAS No. 112," as appropriate. The curtailment gains were recorded in accordance with SFAS No. 106 and the curtailment charges were recorded in accordance with SFAS No. 87 and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with SFAS No. 146, which addresses financial accounting and reporting for costs associated with restructuring activities. Under SFAS No. 146, we establish an estimated liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

We record severance-related expenses once they are both probable and estimable in accordance with the provisions of SFAS No. 112 for severance costs provided under an ongoing benefit arrangement.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under a one-time benefit arrangement as defined by SFAS No. 146 or under an ongoing arrangement as described in SFAS No. 112. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of SFAS No. 112 were recorded. Approximately 500 employees are impacted. Of these 500 employees, 245 employees have exited the Company and 255 employees will exit the Company primarily in the first quarter of 2009; and

- Severance and termination costs of $3.0 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 40 employees were impacted.

During the year ended December 31, 2007, we recorded a $25.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $22.7 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 315 employees were impacted; and

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $2.4 million.

During the year ended December 31, 2006, we recorded a $25.5 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges and gains included:

- Severance and termination costs of $15.1 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 200 employees were impacted; and

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.8 million.

Interest Income (Expense)—Net

The following table presents our "Interest Income (Expense)—Net":

| | For the Years Ended December 31, | | |
	2008	2007	2006
	(Amounts in millions)		
Interest Income	$ 11.5	$ 7.3	$ 7.3
Interest Expense	(47.4)	(28.3)	(20.3)
Interest Income (Expense)—Net	$(35.9)	$(21.0)	$(13.0)

Interest income increased $4.2 million, or 57%, for the year ended December 31, 2008 as compared to December 31, 2007, primarily due to higher interest-bearing investments partially offset by lower interest rates. Interest income remained flat at $7.3 million for the years ended December 31, 2007 and 2006, primarily due to fewer interest-bearing investments during the year ended December 31, 2007 offset by higher interest rates during the year ended December 31, 2007.

Interest expense increased by $19.1 million, or 68%, for the year ended December 31, 2008 as compared to December 31, 2007, primarily attributable to higher amounts of debt outstanding, partially offset by lower interest rates. Interest expense increased by $8.0 million, or 39%, for the year ended December 31, 2007 as compared to December 31, 2006, primarily attributable to higher outstanding borrowings on our credit facility during the year ended December 31, 2007, partially offset by lower interest rates associated with our $300 million fixed-rate notes that we issued in March 2006 compared to higher interest rates associated with our $300 million fixed-rate notes that matured in March 2006 (see Note 6 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K).

Other Income (Expense)—Net

The following table presents the components of "Other Income (Expense)—Net":

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Miscellaneous Other Income (Expense)—Net(a)	$ 4.1	$ 1.8	$(0.3)
Gain Associated with Huaxia/D&B China Joint Venture(b)	—	5.8	—
Settlement of Legacy Tax Matter Arbitration(c)	8.1	—	—
Legacy Tax Matter Related to the Settlement of 2003 Tax Year (d)	(7.7)	—	—
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture(e)	—	13.2	—
Gain associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture(f)	0.6	—	—
Gain on Sale of an Investment(g)	—	0.9	—
Other Income (Expense)—Net	$ 5.1	$21.7	$(0.3)

(a) Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to the positive impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to Legacy Tax Matters. See Note 5 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information.

(b) During the year ended December 31, 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited and established a new joint venture to do business as Huaxia/D&B China. We recognized a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(c) During the year ended December 31, 2008, we recognized a gain on the receipt of an arbitration award related to a Legacy Tax Matter.

(d) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations (see Provision for Income Taxes below).

(e) During the year ended December 31, 2007, we entered into an agreement with Tokyo Shoko Research and established a new joint venture or "Tokyo Shoko Research/D&B Japan Joint Venture" to do business as Dun & Bradstreet TSR Ltd. We recognized a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(f) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. and Beijing HuiCong Market Research Co. Ltd., in which D&B has a 60% and 30% ownership interest, respectively. The joint venture companies will begin business operations in the fiscal year 2009.

(g) During the year ended December 31, 2007, we recorded a gain related to the sale of an investment in Australia.

Provision for Income Taxes

Effective Tax Rate for the Year Ended December 31, 2006	37.4%
Impact of the Release of Tax Reserves for Uncertain Tax Positions	(7.3)%
Impact of Tax Incurred in Connection with Huaxia/D&B China Joint Venture and Tokyo Shoko Research/ D&B Joint Venture	1.1%
Impact of Revaluing the Net Deferred Tax Assets in the UK as a result of Change in UK Tax Law, enacted in the third quarter of 2007	0.6%
Other	0.1%
Effective Tax Rate for the Year Ended December 31, 2007	31.9%
Impact of the Release of Tax Reserves for Uncertain Tax Positions	3.2%
Impact of Tax Incurred in Connection with Huaxia/D&B China Joint Venture and Tokyo Shoko Research/ D&B Joint Venture	(2.5)%
Impact of Liquidation of Dormant International Entities	(3.2)%
Other	(0.2)%
Effective Tax Rate for the Year Ended December 31, 2008	29.2%

Minority Interest Income (Expense)

For the year ended December 31, 2008, we recorded minority interest expense of $2.4 million. Minority interest expense primarily represents the minority owner's share of the net income in our Huaxia/D&B China Joint Venture and Tokyo Shoko Research/D&B Japan Joint Venture for the year ended December 31, 2008. For the year ended December 31, 2007, we recorded minority interest income of $0.9 million. There was no minority interest income/expense for the year ended December 31, 2006.

Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations for all periods presented as set forth in this Annual Report on Form 10-K. Accordingly, we have recorded the resulting gain from the sale of $0.4 million (both pre-tax and after-tax) in the first quarter of 2008 in the consolidated statement of operations. As of December 31, 2008, we received approximately $9.0 million in cash.

Earnings Per Share

We reported the following earnings per share ("EPS"):

	For Years Ended December 31,		
	2008	**2007**	**2006**
Basic Earnings Per Share of Common Stock:			
Continuing Operations	$5.69	$5.03	$3.77
Discontinued Operations	0.02	0.09	0.04
Basic Earnings Per Common Share of Stock	$5.71	$5.12	$3.81
Diluted Earnings Per Share of Common Stock:			
Continuing Operations	$5.58	$4.90	$3.67
Discontinued Operations	0.02	0.09	0.03
Diluted Earnings Per Share of Common Stock	$5.60	$4.99	$3.70

For the year ended December 31, 2008, basic EPS increased 12% compared with the year ended December 31, 2007, primarily due to a 4% increase in net income due to increased operating performance, the favorable resolution of global tax audits including the liquidation of dormant International corporations and/or divested entities, settlement of a legacy tax matter arbitration, the release of reserves in 2008 for uncertain tax positions due to the expiration of a statute of limitations and a 7% reduction in the weighted average number of basic shares outstanding resulting from our total share repurchases. For the year ended December 31, 2008, diluted EPS increased 12% compared with the year ended December 31, 2007, primarily due to a 4% increase in net income due to increased operating performance, the favorable resolution of global tax audits including the liquidation of dormant International corporations and/or divested entities, settlement of a legacy tax matter arbitration, the release of reserves in 2008 for uncertain tax positions due to the expiration of a statute of limitations and a 7% reduction in the weighted average number of diluted shares outstanding resulting from our total share repurchases. For the year ended December 31, 2008, we repurchased 3.5 million shares of common stock for $299.5 million under our Board of Directors approved share repurchase programs. In addition, we repurchased 0.9 million shares of common stock for $82.4 million under our Board of Directors approved share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

For the year ended December 31, 2007, basic EPS increased 34% compared with the year ended December 31, 2006, due to a 24% increase in net income due to increased operating performance, a tax reserve true-up for the settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense/ Deductions/Royalty Income 1997-2002" transaction, gain associated with Huaxia/D&B China Joint Venture, gain associated with Tokyo Shoko Research/D&B Japan Joint Venture and an 8% reduction in the weighted average number of basic shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2007, diluted EPS increased 35% compared with the year ended December 31, 2006, due to a 24% increase in net income due to increased operating performance, a tax reserve true-up for the settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense/Deductions/Royalty Income 1997-2002" transaction, gain associated with Huaxia/D&B China Joint Venture, gain associated with Tokyo Shoko Research/D&B Japan Joint Venture and an 8% reduction in the weighted average number of diluted shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2007, we repurchased 3.3 million shares of common stock for $298.2 million under our Board of Directors approved share repurchase programs. In addition, basic and diluted EPS were impacted by our repurchases of 1.2 million shares of common stock for $110.3 million under our Board of Directors approved share repurchase programs to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

Non-Core Gains and (Charges)

For internal management purposes, we treat certain gains and charges that are included in "Consolidated Operating Costs," "Other Income (Expense)—Net" and "Provision for Income Taxes" as non-core gains and charges. These non-core gains and charges are summarized in the table below. We exclude non-core gains and charges when evaluating our financial performance because we do not consider these items to reflect our underlying business performance.

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Non-Core gains and (charges) included in Consolidated Operating Costs:			
Restructuring charges related to our Financial Flexibility Programs	$(31.4)	$(25.1)	$(25.5)
Settlement of International payroll tax matter related to a divested entity	$ —	$ (0.8)	$ —
Non-Core gains and (charges) included in Other Income (Expense)—Net:			
Effect of Legacy Tax Matters	$ 1.2	$ 1.6	$ —
Gain associated with Huaxia/D&B China Joint Venture	$ —	$ 5.8	$ —
Gain associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ 0.6	$ —	$ —
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$ 13.2	$ —
Net Gain (Loss) on the Sale of Other Investments	$ —	$ 0.9	$ —
Tax Reserve True-up for the Settlement of the 2003 tax year, primarily related to the "Amortization and Royalty Expense Deductions" transaction	$ (7.7)	$ —	$ —
Settlement of Legacy Tax Matter Arbitration	$ 8.1	$ —	$ —
Non-Core gains and (charges) included in Provision for Income Taxes:			
Tax Reserve True-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense/Deductions/Royalty Income 1997-2007" transaction	$ —	$ 31.2	$ —
Charge/Increase in Legacy Tax Reserve for "Royalty Expense Deductions 1993-1997"	$ —	$ —	$ (0.8)
Net Gain (Loss) on the Sale of Other Investments	$ —	$ (0.3)	$ —
Restructuring charges related to our Financial Flexibility Programs	$ 11.2	$ 9.4	$ 8.6
Gain associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ (0.1)	$ —	$ —
Effect of Legacy Tax Matters	$ (1.2)	$ (1.6)	$ —
Settlement of International payroll tax matter related to a divested entity	$ —	$ 0.2	$ —
Settlement of Legacy Tax Matter Arbitration	$ (3.1)	$ —	$ —
Gain associated with Huaxia/D&B China Joint Venture	$ —	$ (2.9)	$ —
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ —	$ (8.3)	$ —
Impact of revaluing the Net Deferred Tax Assets in the UK as a result of a UK tax law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%	$ —	$ (2.5)	$ —
Tax Reserve True-up for the Settlement of the 2003 tax year, primarily related to the "Amortization and Royalty Expense Deductions" transaction	$ 15.4	$ —	$ —
Favorable Resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$ 22.7	$ —	$ —
Interest on IRS Deposit	$ 1.3	$ —	$ —

Segment Results

The operating segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. Our results are reported under the following two segments: U.S. and International.

U.S.

The U.S. is our largest segment representing 77%, 78% and 79% of our core revenue for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table presents our U.S. core revenue by customer solution set and U.S. operating income for the years ended December 31, 2008, 2007 and 2006.

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 792.4	$ 758.4	$ 725.2
Sales & Marketing Solutions	410.7	389.5	355.8
Internet Solutions	118.0	100.4	83.2
Core U.S. Revenue	$1,321.1	$1,248.3	$1,164.2
Operating Income	$ 496.5	$ 466.0	$ 425.8

Year ended December 31, 2008 vs. Year ended December 31, 2007

U.S. Overview

U.S. core revenue increased $72.8 million, or 6%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase reflects growth in all of our customer solution sets.

U.S. Customer Solution Sets

On a customer solution set basis, the $72.8 million increase in core revenue for the year ended December 31, 2008 as compared to the year ended December 31, 2007, reflects:

Risk Management Solutions

- A $34.0 million, or 5%, increase in Risk Management Solutions.

For the year ended December 31, 2008, Traditional Risk Management Solutions, which accounted for 72% of total U.S. Risk Management Solutions, increased 4%. The primary drivers of this growth were:

- Continued growth of our Preferred Pricing Agreement with DNBi subscription plans, from existing customers who are willing to increase the level of business they do with us, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data, within pre-defined ranges, and generally customers commit to an increased level of spend from their historical levels;

partially offset by:

- Lower purchases of our legacy products by our small customers.

For the year ended December 31, 2008, Value-Added Risk Management Solutions, which accounted for 21% of total U.S. Risk Management Solutions, increased 3%. The primary drivers of this growth were:

- Higher purchases from existing customers of our value-added solutions including solutions enabled by our DNBi platform;

partially offset by:

- A shift in product mix to our Preferred Pricing Agreement with DNBi subscription plans (as noted above).

For the year ended December 31, 2008, Supply Management Solutions, which accounted for 7% of total U.S. Risk Management Solutions, increased 11%, on a small base.

We believe that we will continue to experience a greater percentage of sales on new solutions where revenue will be recognized in subsequent quarters. As a result, we believe that quarterly revenue will continue to be positively impacted by the recognition of deferred revenue from prior quarter sales, offset by the deferral of revenue from current sales into subsequent periods.

Sales & Marketing Solutions

- A $21.2 million, or 5%, increase in Sales & Marketing Solutions.

For the year ended December 31, 2008, Traditional Sales & Marketing Solutions, which accounted for 38% of total U.S. Sales & Marketing Solutions, increased 5%. The increase was primarily due to:

- Existing customers increasing their annual sales commitment and changing the structure from monthly to upfront annually; and

- Shift in timing of renewals (primarily from the first quarter of 2009);

partially offset by:

- Lower purchases of our legacy products.

For the year ended December 31, 2008, Value-Added Sales & Marketing Solutions, which accounted for 62% of total U.S. Sales & Marketing Solutions, increased 6%. The increase was primarily due to:

- Increased purchases from existing customers; and

- Increased revenue associated with our acquisition of Purisma in the fourth quarter of 2007;

partially offset by:

- A slow down in purchases in the fourth quarter of 2008 as a result of the weakening economy, pressure on customer budgets and our execution in the marketplace.

Internet Solutions

- A $17.6 million, or 18%, increase in Internet Solutions. The increase was due to continued growth in subscription revenue in prior quarters and the AllBusiness.com acquisition in the fourth quarter of 2007.

U.S. Operating Income

U.S. operating income for the year ended December 31, 2008 was $496.5 million, compared to $466.0 million for the year ended December 31, 2007, an increase of $30.5 million, or 7%. The increase in operating income was primarily attributed to:

- An increase in U.S. revenue;

partially offset by:

- Increased costs associated with our acquisitions; and

- Increased costs associated with investments to enhance our strategic capabilities.

Year ended December 31, 2007 vs. Year ended December 31, 2006

U.S. Overview

U.S. core revenue increased $84.1 million, or 7%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase reflects growth in all of our customer solution sets.

U.S. Customer Solution Sets

On a customer solution set basis, the $84.1 million increase in core revenue for the year ended December 31, 2007 as compared to the year ended December 31, 2006, reflects:

Risk Management Solutions

- A $33.2 million, or 5%, increase in Risk Management Solutions.

For the year ended December 31, 2007, Traditional Risk Management Solutions, which accounted for 73% of total U.S. Risk Management Solutions, increased 5%. The primary drivers of this growth were:

- Continued growth of our Preferred Pricing Agreement with DNBi subscription plans from existing customers who are willing to increase the level of business they do with us, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data, within pre-defined ranges, and generally customers commit to an increased level of spend from their historical levels; and

- Higher purchase commitments from existing customers;

partially offset by:

- A decrease in purchases of our older legacy solutions primarily due to our customers shifting to our subscription plan solutions; and

- The expiration in April 2006 of our five-year licensing arrangement with Receivable Management Services, Inc.

For the year ended December 31, 2007, Value-Added Risk Management Solutions, which accounted for 21% of total U.S. Risk Management Solutions, increased 1%. The primary drivers of this growth were:

- Higher purchases from our existing customers;

partially offset by:

- A shift in product mix to our Preferred Pricing Agreement with DNBi subscription plans (as noted above); and

- A decline in revenue as a result of the expiration in April 2006 of a five-year outsourcing arrangement entered into in connection with the five-year licensing arrangement referenced above.

For the year ended December 31, 2007, Supply Management Solutions, which accounted for 6% of total U.S. Risk Management Solutions, increased 15%, on a small base.

We believe that we will continue to experience a greater percentage of sales on new solutions where revenue will be recognized in subsequent quarters. As a result, we believe that quarterly revenue will continue to be positively impacted by the recognition of deferred revenue from prior quarter sales, offset by the deferral of revenue from current sales into subsequent periods.

Sales & Marketing Solutions

- A $33.7 million, or 10%, increase in Sales & Marketing Solutions.

For the year ended December 31, 2007, Traditional Sales & Marketing Solutions, which accounted for 39% of total U.S. Sales & Marketing Solutions, increased 3%. The increase was primarily driven by higher commitments from our existing customers, new customer acquisitions and revenue associated with our acquisition of the Education Division of Automation Research, Inc. d/b/a MKTG Services.

For the year ended December 31, 2007, Value-Added Sales & Marketing Solutions, which accounted for 61% of total U.S. Sales & Marketing Solutions, increased 14%. The increase was primarily driven by higher purchases from our existing customers resulting from our global business marketing information database powered by Acxiom's grid computing platform.

Internet Solutions

- A $17.2 million, or 21%, increase in Internet Solutions, primarily representing the results of Hoover's. The increase was driven by continued growth in subscription revenue at Hoover's and our acquisitions of First Research and AllBusiness.com, Inc.

U.S. Operating Income

U.S. operating income for the year ended December 31, 2007 was $466.0 million, compared to $425.8 million for the year ended December 31, 2006, an increase of $40.2 million, or 10%. The increase in operating income was primarily attributed to:

- An increase in U.S. revenue for the year ended December 31, 2007;

partially offset by:

- Increased costs associated with our strategic investments; and

- Increased costs associated with our recent acquisitions.

International

International represented 23%, 22% and 21% of our core revenue for the years ended December 31, 2008, 2007 and 2006, respectively. The following table presents our International revenue by customer solution set and International operating income.

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$318.6	$273.8	$248.8
Sales & Marketing Solutions	79.7	70.0	56.4
Internet Solutions	6.9	7.1	5.5
Core International Revenue	$405.2	$350.9	$310.7
Operating Income	$ 87.7	$ 69.0	$ 74.6

Year ended December 31, 2008 vs. Year ended December 31, 2007

International Overview

International core revenue increased $54.3 million, or 16% (12% increase before the effect of foreign exchange), for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture in the fourth quarter of 2007;

- The positive impact of foreign exchange; and

- Growth in our subscription plans in certain of our International markets for existing customers who are willing to increase the level of business they do with us.

International Customer Solution Sets

On a customer solution set basis, the $54.3 million increase in International core revenue for the year ended December 31, 2008, as compared to the year ended December 31, 2007, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $44.8 million, or 16% (13% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2008, Traditional Risk Management Solutions, which accounted for 82% of International Risk Management Solutions, increased 19% (15% increase before the effect of foreign exchange). The increase in Traditional Risk Management Solutions is primarily due to:

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture in the fourth quarter of 2007;

- The positive impact of foreign exchange;

- Growth in our subscription plans in certain of our International markets for existing customers who are willing to increase the level of business they do with us, including customers who previously purchased value-added solutions; and

- Growth from purchases from our D&B Worldwide Network for fulfillment services and product usage.

For the year ended December 31, 2008, Value-Added Risk Management Solutions, which accounted for 17% of International Risk Management Solutions, increased 8% (both before and after the effect of foreign exchange), primarily due to:

- Higher project-oriented business in our UK market;

- Price increases in our European markets in the second half of the 2008 fiscal year; and

- Impact of recognition of deferred revenue from prior quarter sales in our Benelux market;

partially offset by:

- A shift in product mix to our subscription plans (as noted above).

For the year ended December 31, 2008, Supply Management Solutions, which accounted for 1% of International Risk Management Solutions, decreased 17% (20% decrease before the effect of foreign exchange) on a small base.

48

Sales & Marketing Solutions

- Sales & Marketing Solutions increased $9.7 million, or 14% (12% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2008, Traditional Sales & Marketing Solutions, which accounted for 46% of International Sales & Marketing Solutions, decreased 8% (6% decrease before the effect of foreign exchange). This was primarily attributed to lower revenue in certain of our International markets, resulting from an increasingly competitive marketplace and economic pressures.

For the year ended December 31, 2008, Value-Added Sales & Marketing Solutions, which accounted for 54% of International Sales & Marketing Solutions, increased 43% (37% increase before the effect of foreign exchange). The increase was primarily due to:

- Increased revenue as a result of the establishment of our Tokyo Shoko Research/D&B Japan Joint Venture in the fourth quarter of 2007;

- The positive impact of foreign exchange; and

- Price increases in our European markets in the second half of the 2008 fiscal year.

Internet Solutions

- A decrease in Internet Solutions of $0.2 million, or 3% (1% decrease before the effect of foreign exchange), on a small base.

Operating Income

International operating income for the year ended December 31, 2008 was $87.7 million, compared to $69.0 million for the year ended December 31, 2007, an increase of $18.7 million, or 27%, primarily due to:

- An increase in core revenue;

- Lower costs as a result of our reengineering efforts; and

- The impact of foreign exchange;

partially offset by:

- Increased data acquisition costs and costs associated with our Tokyo Shoko Research/D&B Japan Joint Venture;

- Investment in data purchases, new products, product enhancements and fulfillment services; and

- Higher variable selling expenses related to increased revenue (i.e., commissions, bonus, etc.).

Year ended December 31, 2007 vs. Year ended December 31, 2006

International Overview

International core revenue increased $40.2 million, or 13% (5% increase before the effect of foreign exchange), for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase is primarily due to:

- The positive impact of foreign exchange;

- Increased revenue from higher levels of project-oriented business primarily across our Asia Pacific, Italy and Benelux markets;

- The establishment of our Huaxia/D&B China Joint Venture during the fourth quarter of 2007 and the acquisition of substantially all of the assets of n2 Check in the UK during the second quarter of 2007;

- Increased revenue from our D&B Worldwide Network attributable to royalty payments, fulfillment services and product usage; and

- The positive impact of the recognition of deferred revenue from prior quarter sales primarily in our Benelux market;

partially offset by:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer.

International Customer Solution Sets

On a customer solution set basis, the $40.2 million increase in International core revenue for the year ended December 31, 2007, as compared to the year ended December 31, 2006, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $25.0 million, or 10% (2% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2007, Traditional Risk Management Solutions, which accounted for 80% of International Risk Management Solutions, increased 5% (3% decrease before the effect of foreign exchange). The increase in Traditional Risk Management Solutions is primarily due to the positive impact of foreign exchange. Overall, Traditional Risk Management Solutions experienced:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer;

partially offset by:

- The establishment of our Huaxia/D&B China Joint Venture during the fourth quarter of 2007 and the acquisition of substantially all of the assets of n2 Check in the UK during the second quarter 2007;

- Increased revenue from members of our D&B Worldwide Network attributable to royalty payments, fulfillment services and product usage;

- The positive impact of the recognition of deferred revenue from prior quarter sales primarily in our Benelux market; and

- Increased product usage in our Asia Pacific market.

For the year ended December 31, 2007, Value-Added Risk Management Solutions, which accounted for 18% of International Risk Management Solutions, increased 44% (34% increase before the effect of foreign exchange) driven mainly by higher-value project-oriented business in our UK and Benelux markets, plus increased royalty payments from our D&B Worldwide Network.

For the year ended December 31, 2007, Supply Management Solutions, which accounted for 2% of International Risk Management Solutions, increased 2% (7% decrease before the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- Sales & Marketing Solutions increased $13.6 million, or 24% (16% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2007, Traditional Sales & Marketing Solutions, which accounted for 57% of International Sales & Marketing Solutions, increased 23% (14% increase before the effect of foreign exchange). The increase is primarily attributed to:

- The positive impact of foreign exchange;

- Increased revenue from higher levels of project-oriented business in most International markets; and

- The establishment of our Huaxia/D&B China Joint Venture during the fourth quarter of 2007.

For the year ended December 31, 2007, Value-Added Sales & Marketing Solutions, which accounted for 43% of International Sales & Marketing Solutions, increased 25% (19% increase before the effect of foreign exchange). The increase is primarily attributed to:

- Higher levels of project-oriented business in our Asia Pacific and Benelux markets; and

- The positive impact of foreign exchange.

Internet Solutions

- An increase in Internet Solutions of $1.6 million, or 29% (20% increase before the effect of foreign exchange), on a small base.

Operating Income

International operating income for the year ended December 31, 2007 was $69.0 million, compared to $74.6 million for the year ended December 31, 2006, a decrease of $5.6 million, or 8%, primarily due to:

- Increased selling expenses primarily related to increased revenue and costs associated with our Huaxia/ D&B China Joint Venture and the acquisition of substantially all of the assets of n2 Check in the UK;

- Investment in new products, product enhancements and data purchases (excluding our UK market); and

- Increased technology costs associated with our D&B Worldwide Network;

partially offset by:

- An increase in core revenue;

- Lower costs as a result of our reengineering efforts;

- The positive impact of foreign exchange; and

- Lower costs of data purchases within our UK market.

Market Risk

We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of certain of our investments.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use short-term foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. In addition, from time-to-time, we use interest rate instruments to hedge a portion of the interest rate exposure on our outstanding fixed-rate notes, as discussed under "Interest Rate Risk" below.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, and further disclosure relating to financial instruments is included in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Interest Rate Risk Management

In December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $75 million, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in accumulated other comprehensive income or "AOCI." Approximately $0.6 million of net derivative losses associated with these swaps was included in AOCI at December 31, 2008.

In January 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the senior notes with a face value of $400 million that mature on April 1, 2013 notes, bearing interest at an annual rate of 6.00%, payable semi-annually (the "2013 notes"), these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes. In April 2008, we issued the 2013 notes.

In September 2005 and February 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of senior notes (the "2011 notes"), these interest rate derivative transactions were executed, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in AOCI and will be amortized over the life of the 2011 notes.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2008 and December 31, 2007, we had $203.4 million and $425.3 million of floating-rate debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding variable rate debt at December 31, 2008, would result in an incremental increase/decrease in annual interest expense of approximately $1 million.

Foreign Exchange Risk Management

We have numerous offices in countries outside the U.S. and conduct operations in various countries through minority equity investments and strategic relationships with local providers. Our International operations generated approximately 23% and 22% of our core revenue for the years ended December 31, 2008 and 2007, respectively. Approximately 37% and 35% of our assets as of December 31, 2008 and 2007, respectively, were located outside the U.S.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments.

We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are mark-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2008, we did not have any option contracts outstanding. At December 31, 2007, there were $54.1 million in option contracts outstanding. At December 31, 2008 and 2007, we had a notional amount of approximately $254.5 million and $185.4 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses associated with these contracts were $16.2 million and $41.8 million, respectively, at December 31, 2008; $0.4 million and $0.4 million, respectively, at December 31, 2007; and $0.4 million and $0.9 million, respectively, at December 31, 2006. Unrealized gains and losses associated with these contracts were $0.4 million and $2.8 million, respectively, at December 31, 2008; $0.4 million and $0.1 million, respectively, at December 31, 2007; and $0.4 million and $0.7 million, respectively, at December 31, 2006.

If exchange rates were to increase on average 10% from year-end levels, without the benefit of having hedging activities, the unrealized loss would be approximately $13 million. If exchange rates on average were to decrease 10% from year-end levels, without the benefit of having hedging activities, the unrealized gain would be approximately $10 million. However, the estimated potential gain and loss on these contracts is expected to be substantially offset by changes in the dollar value of the underlying transactions.

Liquidity and Financial Position

In connection with our focus on delivering Total Shareholder Return or "TSR," we will remain disciplined in the use of our shareholders' cash, maintaining three key priorities for the use of this cash:

- First, making ongoing investments in the business to drive growth;

- Second, investing in acquisitions that we believe will be value-accretive to enhance our capabilities and accelerate our growth; and

- Third, continuing to return cash to shareholders.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs (twelve months or less), including the cash cost of restructuring charges, transition costs, contractual obligations and contingencies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), excluding the legal matters identified in said note for which exposures cannot be estimated or are not probable. In addition, we believe that

our ability to readily access the bank and capital markets for incremental financing needs will enable us to meet our continued focus on TSR. We have the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases. Such borrowings would be supported by our credit facility, when needed.

The recent and unprecedented disruption in the current economic environment has had a significant adverse impact on a number of commercial and financial institutions. At this point in time, our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near-future. Management will continue to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

The following discussions are on a continuing operations basis and therefore exclude the results of the Italian real estate business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Cash Provided by Operating Activities from Continuing Operations

Net cash provided by operating activities was $433.9 million, $384.6 million and $290.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Net cash provided by operating activities increased by $49.3 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily driven by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses;

- A decrease in restructuring payments associated with our Financial Flexibility initiatives compared to the prior period; and

- Increased collections;

partially offset by:

- An increase in both tax payments and interest expense payments compared to prior period.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Net cash provided by operating activities increased by $93.8 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. This increase was primarily driven by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses;

- Increased collections resulting from the timing of sales. Fourth quarter sales in 2007 occurred earlier in the quarter as compared to sales later in the fourth quarter of 2006;

- A lower SFAS 123R windfall reclassification from net cash flows from operating activities to cash flows from financing activities for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to a decrease in the volume of stock option exercises in the current period;

- A decline in our other long-term assets primarily due to a deposit made to the IRS in 2006 to stop the accrual of statutory interest on potential tax deficiencies related to the legacy tax matters discussed in Note 13—Contingencies (Tax Matters) to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, partially offset by higher 2007 pension income; and

- Timing of payments of accounts payable and accrued liabilities (e.g., royalty, relocation, our D&B Worldwide Network and data related expenses);

partially offset by:

- An increase in restructuring payments compared to the prior period.

Cash (Used in) Provided by Investing Activities from Continuing Operations

Net cash used in investing activities was $154.5 million and $216.4 million for the years ended December 31, 2008 and 2007, respectively. Net cash provided by investing activities was $48.1 million for the year ended December 31, 2006.

Year ended December 31, 2008 vs. Year ended December 31, 2007

Net cash used in investing activities was $154.5 million for the year ended December 31, 2008, as compared to cash used in investing activities of $216.4 million for the year ended December 31, 2007. The $61.9 million decrease primarily reflects the following activities:

- During the year ended December 31, 2008, in connection with our initiatives to drive long-term growth, we spent $69.2 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, as compared to $146.5 million, net of cash acquired, during the year ended December 31, 2007. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information;

- A decrease in capital expenditures and additions to computer software and other intangibles, which was primarily used to fund software development, product and platform enhancements across all three of our solution sets. The decrease of $12.6 million for the year ended December 31, 2008 as compared to December 31, 2007 was primarily driven by a longer software product development cycle in 2008 versus 2007. The decrease in capital expenditures is related to approximately $6.1 million of furniture and equipment primarily related to our Center Valley, Pennsylvania facility, which was included in accounts payable on the accompanying consolidated balance sheet as of December 31, 2006, and was paid for in the year ended December 31, 2007; and

- During the year ended December 31, 2008, we received approximately $9.0 million in cash from the sale of our Italian real estate business on December 27, 2007;

partially offset by:

- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash outflows of $25.6 million for the year ended December 31, 2008 as compared to cash outflows of $0.3 million for the year ended December 31, 2007.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Net cash used in investing activities was $216.4 million for the year ended December 31, 2007, as compared to cash provided by investing activities of $48.1 million for the year ended December 31, 2006. The $264.5 million decrease primarily reflects the following activities:

- During the year ended December 31, 2007, in connection with our initiatives to drive long-term growth, we spent $146.5 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, as compared to $9.6 million, net of cash acquired, during the year ended December 31, 2006. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information;

- During the year ended December 31, 2006, we had net redemptions of marketable securities of $109.4 million. We did not have any investments or redemptions of marketable securities during the year ended December 31, 2007; and

- Capital expenditures and additions to computer software and other intangibles increased $19.9 million for the year ended December 31, 2007 as compared to December 31, 2006. This increase was primarily driven by increased investments, such as DNBi, DUNSRight Quality Process and Acxiom in our U.S. segment and our capital investments, primarily for enhancements in the D&B Worldwide Network in our International segment.

Cash Used in Financing Activities from Continuing Operations

Net cash used in financing activities was $242.5 million, $143.0 million and $431.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. As set forth below for all these years, these changes primarily relate to contractual obligations, payments of dividends, stock-based proceeds from stock option exercises, share repurchases and spin-off obligations.

Contractual Obligations

Debt

In March 2006, we issued senior notes with a face value of $300 million that mature on March 15, 2011, bearing interest at a fixed annual rate of 5.50%, payable semi-annually (the "2011 notes"). The proceeds were used to repay our then existing $300 million senior notes bearing interest at a fixed annual rate of 6.625%, payable semi-annually, which matured in March 2006.

On September 30, 2005 and February 10, 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2011 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2011 notes were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were executed, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in AOCI and are being amortized over the life of the 2011 notes.

In April 2008, we issued 2013 notes with a face value of $400 million that mature on April 1, 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The proceeds from this issuance were used to repay indebtedness under our credit facility.

On January 30, 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in AOCI. In connection with the issuance of the 2013 notes, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and are being amortized over the life of the 2013 notes.

Credit Facility

At December 31, 2006, we had a $300 million bank revolving credit facility, which we terminated on April 19, 2007, and entered into a $500 million, five-year bank revolving credit facility.

At December 31, 2007, we had a $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. At December 31, 2008, we had $203.4 million of borrowings

outstanding under the $650 million credit facility. At December 31, 2007, we had $425.3 million of borrowings outstanding under the $500 million credit facility. We borrowed under these facilities from time-to-time during the year ended December 31, 2008 to fund our share repurchases, acquisition strategy and working capital needs.

Dividends

The total amount of dividends paid during the years ended December 31, 2008 and 2007 was $65.6 million and $58.4 million, respectively. We did not pay any dividends on our common stock during the year ended December 31, 2006.

Stock-based Programs

For the year ended December 31, 2008, net proceeds from stock-based awards were $23.8 million compared to $31.3 million for the year ended December 31, 2007. The decrease was primarily attributed to a decrease in the volume of stock option exercises in 2008 as compared to the prior period.

For the year ended December 31, 2007, net proceeds from stock-based awards were $31.3 million compared to $50.5 million for the year ended December 31, 2006. The decrease was primarily attributed to a decrease in the volume of stock option exercises in 2007 as compared to the prior period.

Share Repurchases

During the year ended December 31, 2008, we repurchased 4.4 million shares of common stock for $381.9 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program, which commenced in February 2008. We repurchased 3.2 million shares of common stock for $272.7 million under this share repurchase program during the year ended December 31, 2008. We anticipate that this program will be completed by February 2010;

- In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program, which commenced in July 2007. We repurchased 0.3 million shares of common stock for $26.8 million under this repurchase program during the year ended December 31, 2008. This program was completed in February 2008; and

- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 0.9 million shares of common stock for $82.4 million under this program during the year ended December 31, 2008. This program expires in August 2010.

During the year ended December 31, 2007, we repurchased 4.5 million shares of common stock for $408.5 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program, which began in July 2007 upon the completion of the then existing $200 million program. We purchased 1.9 million shares of common stock for $173.2 million under the new $200 million program during the year ended December 31, 2007. This program was completed in February 2008;

- In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. We repurchased 1.4 million shares of common stock for $125.0 million under this program during the year ended December 31, 2007. This program was completed in July 2007; and

- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.2 million shares of common stock for $110.3 million during the year ended December 31, 2007. This program expires in August 2010.

During the year ended December 31, 2006, we repurchased 8.9 million shares of common stock for $662.7 million. The share repurchases are comprised of the following programs:

- In January 2006, our Board of Directors approved an additional $100 million to our then existing $400 million, two-year share repurchase program announced in February 2005. We repurchased 4.2 million shares of common stock for $300.0 million under this program during the year ended December 31, 2006. This program was completed in September 2006;

- In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. During the year ended December 31, 2006, we repurchased 0.9 million shares of common stock for $75.0 million under this share repurchase program;

- In July 2003, our Board of Directors approved a three-year, six million share repurchase program to mitigate dilution under our stock incentive plans and ESPP. This program was completed in August 2006. We repurchased 2.7 million shares of common stock for $199.8 million under this program during the year ended December 31, 2006; and

- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.1 million shares of common stock for $87.9 million during the year ended December 31, 2006.

Spin-off Obligations

As part of our spin-off from Moody's/The Dun & Bradstreet Corporation ("D&B2") in 2000, Moody's and D&B entered into a Tax Allocation Agreement dated as of September 30, 2000 (the "TAA"). During the years ended December 31, 2008 and 2007, we did not make a payment to Moody's/D&B2 under the TAA.

We made payments of $20.9 million to Moody's/D&B2 during the year ended December 31, 2006 under the TAA which was fully accrued as of December 31, 2005. See "Future Liquidity—Sources and Uses of Funds" for further details.

Future Liquidity—Sources and Uses of Funds

Contractual Cash Obligations

The following table quantifies, as of December 31, 2008, our contractual obligations that will require the use of cash in the future.

Contractual Obligations[a]	Total	2009	2010	2011	2012	2013	Thereafter	All Other
				(Amounts in millions)				
Long-Term Debt(1)	$1,047.8	$ 42.5	$ 42.5	$328.7	$228.0	$406.1	$ —	$ —
Operating Leases(2)	$ 129.6	$ 28.8	$ 22.5	$ 19.8	$ 16.3	$ 12.0	$ 30.2	$ —
Obligations to Outsourcers(3)	$ 366.0	$123.1	$100.6	$ 95.4	$ 45.8	$ 1.1	$ —	$ —
Pension and Other Postretirement Benefits Payments/ Contributions(4)	$ 853.4	$ 35.0	$ 36.4	$ 39.4	$ 30.5	$ 29.4	$682.7	$ —
Spin-off Obligation(5)	$ 21.2	$ 21.2	$ —	$ —	$ —	$ —	$ —	$ —
Unrecognized Tax Benefits(6)	$ 92.5	$ —	$ —	$ —	$ —	$ —	$ —	$92.5

(a) Because their future cash flows are uncertain, noncurrent liabilities are excluded from the table.

(1) Primarily represents our senior notes with a face value of $300 million that mature in March 2011, net of a $0.3 million discount, bearing interest at a fixed annual rate of 5.50%, payable semi-annually, borrowings

outstanding under our bank credit facility at short-term interest rates and our senior notes with a face value of $400 million that mature in April 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually. Amounts include the interest portion on future obligations. Interest rate on our senior notes is presented using the stated interest rate. Interest expense on our bank credit facility is estimated using the rate in effect as of December 31, 2008.

(2) Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as the lease terms expire and as advancements in computer technology present opportunities to lower costs and improve performance.

(3) In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we may terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC is responsible for the data center operations, technology help desk and network management functions in the U.S. and UK and for certain application development and maintenance through July 31, 2012. This agreement was amended in March 2008, which, among other things, increased certain of the services level agreements that CSC is required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. The obligation under the contract is based on our historical and expected future level of usage and volume. If our future volume changes, payments under the contract could vary up or down based on specified formulas. Charges are subject to increases to partially offset inflation. We incurred costs of $77.6 million, $80.4 million, and $76.1 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which contains two renewal options for up to a one year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT will be responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of $3.2 million, $4.5 million and $4.1 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery, customer service and financial processes to IBM. We may terminate this agreement for a fee at any time. We incurred costs of $30.1 million, $30.7 million and $25.5 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom Corporation in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In addition, in November 2008 we also entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfilled processes to Acxiom. We incurred fulfillment costs of $7.5 million, $6.6 million and $1.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(4) Represents projected contributions to our non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including the U.S. Non-Qualified Plans and our postretirement benefit plan. We do not expect to make any contributions to our U.S. Qualified Plan. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of 2008 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years.

(5) As part of our spin-off from Moody's/D&B2 in 2000, Moody's/D&B2 and D&B entered into a TAA. Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. The TAA provides, however, that if the IRS issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that, under the circumstances applicable to Moody's/D&B2 and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options and Moody's/D&B2 would be entitled to deduct the compensation expense associated with Moody's/D&B2 employees exercising D&B options). We have filed tax returns for 2001 through 2007, and made estimated tax deposits for 2008, consistent with the IRS' rulings. We received (or believe we are due) the benefit of additional tax deductions, and under the TAA we may be required to reimburse Moody's/D&B2 for the loss of income tax deductions relating to tax years 2003 to 2008 of approximately $21.2 million in the aggregate for such years. We have paid over the years to Moody's/D&B2 approximately $30.1 million under the TAA. We did not make any payments during the years ended December 31, 2008 and December 31, 2007. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings, timing of future exercises of stock options, the future price of stock underlying the stock options and relevant tax rates. As of December 31, 2008, current and former employees of D&B held 0.3 million Moody's stock options. These stock options had a weighted average exercise price of $10.96 and a remaining weighted average contractual life of one year. All of these stock options are currently exercisable. We and Moody's are trying to amicably resolve this matter.

(6) We adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," or "FIN 48," as of January 1, 2007. We have a total amount of unrecognized tax benefits of $108.6 million for the year ending December 31, 2008. Although we do not anticipate payments within the next twelve months for these matters, these could require the aggregate use of cash totaling approximately $92.5 million. As we can not make reliable estimates regarding the timing of the cash flows by period, we have included FIN 48 liabilities within the "All Other" column in the table above.

Capital Structure

Every year we examine our capital structure and review our plans. During 2009, in connection with our focus on TSR, we anticipate continued share repurchases and cash dividends.

We believe that cash provided by operating activities, supplemented as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, contractual obligations and contingencies, excluding the legal matters identified herein for which exposures cannot be estimated. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

As we execute our long-term TSR strategy, which contemplates strategic acquisitions, we may require or consider additional financing to fund our TSR strategy. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. While we feel confident that such financing arrangements are available to us, there can be no guarantee that we will be able to access new sources of liquidity when required.

The recent and unprecedented disruption in the current economic environment has had a significant adverse impact on a number of commercial and financial institutions. At this point in time, our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near-future. Management will continue to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

Share Repurchases and Dividends

In order to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP, our Board of Directors approved in August 2006, a four-year, five million share repurchase program. During the year ended December 31, 2008, we repurchased 0.9 million shares of common stock for $82.4 million under this program with 1.8 million shares remaining to be repurchased.

In May 2007, our Board of Directors approved a $200 million, one-year share repurchase program which commenced in July 2007. During the year ended December 31, 2008, we repurchased 0.3 million shares of common stock of $26.8 million under this share repurchase program. This program was completed in February 2008. In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program, which commenced in February 2008. During the year ended December, 2008, we repurchased 3.2 million shares of common stock for $272.7 million under this program with $127.3 million remaining under this program. We anticipate that the $400 million repurchase program will be completed by February 2010.

In February 2009, our Board of Directors approved a new $200 million share repurchase program. This new program will begin at the completion of our existing $400 million, two-year share repurchase program. We are targeting our discretionary share repurchases of approximately $100 million to $150 million in 2009.

In January 2009, our Board of Directors approved the declaration of a dividend of $0.34 per share for the first quarter of 2009. This cash dividend will be payable on March 20, 2009 to shareholders of record at the close of business on March 6, 2009.

Potential Payments in Tax and Legal Matters

We and our predecessors are involved in certain tax and legal proceedings, claims and litigation arising in the ordinary course of business. These matters are at various stages of resolution, but could ultimately result in significant cash payments as described in Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We believe we have adequate reserves recorded in our consolidated financial statements for our share of current exposures in these matters, where applicable, as described therein.

Pension Plan and Postretirement Benefit Plan Contribution Requirements

For financial statement reporting purposes, the funded status of our pension plans, as determined in accordance with GAAP, had a deficit of $155.5 million, $235.8 million and $45.9 million for the U.S. Qualified Plan, the U.S. Non-Qualified Plans and the non-U.S. plans at December 31, 2008, as compared to a surplus of $274.7 million for the U.S. Qualified Plan, a deficit of $217.1 million for the U.S. Non-Qualified Plans, and a deficit of $60.0 million for the non-U.S. plans at December 31, 2007. The deterioration in the funded status of the U.S. plans was primarily due to significant asset loss in 2008 and lower discount rate at December 31, 2008. The improvement in the funded status of the non-U.S. plans was primarily due to a lower projected benefit obligation at December 31, 2008, primarily driven by a higher discount rate and positive impact from change in foreign currency exchange rates, partially offset by higher asset loss in 2008. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

During fiscal 2008, we were not required to make contributions to the U.S. Qualified Plan, the largest of our six plans, under funding regulations associated with the Pension Protection Act of 2006 ("PPA 2006") as the plan was considered "fully funded" for the 2007 plan year. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2009 for the 2008 plan year. In addition, we are not required to make quarterly contributions for the 2009 plan year. Final funding requirements for fiscal 2009 will be determined based on our January 2009 funding actuarial valuation.

We expect to continue to make cash contributions to our other pension plans during the year ended December 31, 2009. The expected 2009 contribution is approximately $25.3 million, compared to $23.0 million in 2008. In addition, we expect to make benefit payments related to our postretirement benefit plan of approximately $9.7 million during the year ended December 31, 2009, compared to $6.9 million during the year ended December 31, 2008. See the Contractual Cash Obligations table above for projected contributions and benefit payments beyond 2009.

In addition, we expect 2009 cash contributions to the 401(k) Plan to be in the range of approximately $7 million to $18 million compared to $19.2 million in 2008. See Note 18 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for changes to our 401(k) Plan.

Off-Balance Sheet Arrangements and Related Party Transactions

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements except for those disclosed in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Additionally, we have not engaged in any significant related-party transactions.

Fair Value Measurements

As described in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, effective January 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements," or "SFAS No. 157," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America and expands fair value measurement disclosures. However, we have deferred the application of SFAS No. 157 related to non-recurring non-financial assets and liabilities. As of December 31, 2008, we did not have any unobservable (Level 3) inputs in determining fair value.

Forward-Looking Statements

We may from time-to-time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in filings with the Securities and Exchange Commission, in reports to shareholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like "anticipates," "aspirations," "believes," "continues," "estimates," "expects," "goals," "guidance," "intends," "plans," "projects," "strategy," "targets," "commits," "will" and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

- We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have outsourcing arrangements;

- Demand for our products is subject to intense competition, changes in customer preferences and economic conditions which impact customer behavior;

- Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;

- Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;

- Our ability to renew large contracts, the related revenue recognition and the timing thereof may impact our results of operations from period-to-period;

- As a result of the credit market crisis and other macro-economic challenges currently affecting the global economy, our customers or vendors may experience cash flow problems. This may cause our customers to delay, cancel or significantly decrease their purchases from us and impact their ability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without notice. Such behavior may adversely affect our earnings and cash flow. In addition, if economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business and operating results;

- Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data;

- Our ability to introduce new solutions or services in a seamless way and without disruption to existing solutions such as DNBi;

- Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;

- The continued adherence by third-party members of our D&B Worldwide Network to our quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;

- Our future success requires that we attract and retain qualified personnel, including members of our sales force, in regions throughout the world;

- The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the implementation of subscription plan pricing and successfully managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost;

- Our ability to successfully implement our growth strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;

- We are involved in various tax matters and legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;

- Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and

- Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in Item 1A. of this Annual Report on Form 10-K. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed in Item 1A. of this Annual Report on Form 10-K should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information in response to this Item is set forth under the caption "Market Risk" in Item 7. of this Annual Report on Form 10-K.

Item 8. *Financial Statements and Supplementary Data*

Index to Financial Statements and Schedules

Schedules

Schedules are omitted as they are not required or inapplicable or because the required information is provided in our consolidated financial statements, including the notes to our consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles in the United States of America. Management also has included in the consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and their report is provided herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing on page 66. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes" in 2007 and, as discussed in Notes 10 and 11, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and SFAS No. 123R, "Share-Based Payments", in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 24, 2009

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions, except per share data)		
Revenue	$1,726.3	$1,599.2	$1,474.9
Operating Expenses	480.7	430.4	410.9
Selling and Administrative Expenses	686.0	671.5	612.7
Depreciation and Amortization	58.5	46.6	32.1
Restructuring Charge	31.4	25.1	25.5
Operating Costs	1,256.6	1,173.6	1,081.2
Operating Income	469.7	425.6	393.7
Interest Income	11.5	7.3	7.3
Interest Expense	(47.4)	(28.3)	(20.3)
Other Income (Expense)—Net	5.1	21.7	(0.3)
Non-Operating Income (Expense)—Net	(30.8)	0.7	(13.3)
Income from Continuing Operations Before Provision for Income Taxes, Minority Interests and Equity in Net Income of Affiliates	438.9	426.3	380.4
Provision for Income Taxes	128.0	135.8	142.1
Minority Interest Income (Expense)	(2.4)	0.9	—
Equity in Net Income of Affiliates	1.0	1.3	0.4
Income from Continuing Operations	309.5	292.7	238.7
Income from Discontinued Operations, Net of Income Taxes	0.7	5.4	2.0
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	0.4	—	—
Income from Discontinued Operations, Net of Income Taxes	1.1	5.4	2.0
Net Income	$ 310.6	$ 298.1	$ 240.7
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations	$ 5.69	$ 5.03	$ 3.77
Income from Discontinued Operations	0.02	0.09	0.04
Net Income	$ 5.71	$ 5.12	$ 3.81
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations	$ 5.58	$ 4.90	$ 3.67
Income from Discontinued Operations	0.02	0.09	0.03
Net Income	$ 5.60	$ 4.99	$ 3.70
Weighted Average Number of Shares Outstanding—Basic	54.4	58.3	63.2
Weighted Average Number of Shares Outstanding—Diluted	55.5	59.8	65.1
Cash Dividend Paid Per Common Share	$ 1.20	$ 1.00	$ —

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	2007
	(Amounts in millions, except per share data)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 164.2	$ 175.8
Accounts Receivable, Net of Allowance of $17.4 at December 31, 2008 and $19.0 at December 31, 2007	461.8	445.6
Other Receivables	11.4	9.9
Deferred Income Tax	29.9	18.5
Current Assets from Discontinued Operations Held for Sale	—	40.6
Other Current Assets	28.5	27.9
Total Current Assets	695.8	718.3
Non-Current Assets		
Property, Plant and Equipment, Net of Accumulated Depreciation of $80.7 at December 31, 2008 and $141.6 at December 31, 2007	53.1	50.3
Prepaid Pension Costs	0.1	275.2
Computer Software, Net of Accumulated Amortization of $303.7 at December 31, 2008 and $334.5 at December 31, 2007	96.0	87.9
Goodwill	397.6	343.8
Deferred Income Tax	190.0	41.7
Deposit	—	16.8
Other Receivables	43.4	42.7
Other Intangibles (Note 15)	65.3	60.1
Other Non-Current Assets	44.7	22.0
Total Non-Current Assets	890.2	940.5
Total Assets	$ 1,586.0	$ 1,658.8
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 63.0	$ 30.5
Accrued Payroll	115.1	125.5
Accrued Income Tax	29.8	14.4
Current Liabilities from Discontinued Operations Held for Sale	—	31.0
Short-Term Debt	0.5	—
Other Accrued and Current Liabilities (Note 15)	163.6	177.3
Deferred Revenue	536.5	531.3
Total Current Liabilities	908.5	910.0
Pension and Postretirement Benefits	504.8	350.5
Long-Term Debt	904.3	724.8
Liabilities for Unrecognized Tax Benefits	81.6	79.3
Other Non-Current Liabilities	37.4	30.7
Total Liabilities	2,436.6	2,095.3
Contingencies (Note 13)		
Minority Interest Liability	5.6	3.6
Shareholders' Equity (Deficit)		
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—0.5 shares; outstanding—none	—	—
Preferred Stock, $0.01 par value per share, authorized—9.5 shares; outstanding—none	—	—
Series Common Stock, $0.01 par value per share, authorized—10.0 shares; outstanding—none	—	—
Common Stock, $0.01 par value per share, authorized—200.0 shares; issued—81.9 shares	0.8	0.8
Capital Surplus	206.1	196.4
Retained Earnings	1,582.8	1,320.7
Treasury Stock, at cost, 28.6 shares at December 31, 2008 and 25.1 shares at December 31, 2007	(1,924.4)	(1,603.8)
Accumulated Other Comprehensive Income (Loss)	(721.5)	(354.2)
Total Shareholders' Equity (Deficit)	(856.2)	(440.1)
Total Liabilities and Shareholders' Equity (Deficit)	$ 1,586.0	$ 1,658.8

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
	2008	2007	2006
	(Amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 310.6	$ 298.1	$ 240.7
Less:			
Gain from Sale of Discontinued Operations	0.4	—	—
Net Income from Discontinued Operations	0.7	5.4	2.0
Net Income from Continuing Operations	$ 309.5	$ 292.7	$ 238.7
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	58.5	46.6	32.1
Amortization of Unrecognized Pension Loss	7.7	15.9	—
Gain from Sales of Businesses	(1.3)	(19.9)	—
Income Tax Benefit from Stock-Based Awards	22.7	33.8	49.5
Excess Tax Benefit on Stock-Based Awards	(14.4)	(26.4)	(39.6)
Equity-Based Compensation	27.6	25.9	20.8
Restructuring Charge	31.4	25.1	25.5
Restructuring Payments	(14.5)	(31.2)	(21.1)
Deferred Income Taxes, Net	28.4	(38.7)	0.4
Accrued Income Taxes, Net	13.3	88.4	41.8
Changes in Current Assets and Liabilities:			
Increase in Accounts Receivable	(36.4)	(30.0)	(43.3)
Net Decrease (Increase) in Other Current Assets	1.1	(4.1)	(1.8)
Increase in Deferred Revenue	24.6	44.3	44.1
Increase (Decrease) in Accounts Payable	35.2	(5.4)	(9.2)
Net (Decrease) Increase in Accrued Liabilities	(31.9)	16.1	8.3
Net Increase (Decrease) in Other Accrued and Current Liabilities	5.6	(0.1)	(3.6)
Changes in Non-Current Assets and Liabilities:			
Net Increase in Other Long-Term Assets	(33.7)	(28.1)	(40.6)
Net Increase (Decrease) in Long-Term Liabilities	1.9	(16.2)	(11.9)
Net, Other Non-Cash Adjustments	(1.4)	(4.1)	0.7
Net Cash Provided by Operating Activities from Continuing Operations	433.9	384.6	290.8
Net Cash Provided by Operating Activities from Discontinued Operations	2.6	9.3	14.1
Net Cash Provided by Operating Activities	436.5	393.9	304.9
Cash Flows from Investing Activities:			
Investments in Marketable Securities	—	—	(149.6)
Redemptions of Marketable Securities	—	—	259.0
Proceeds from Sales of Businesses, Net of Cash Divested	8.8	2.0	0.8
Payments for Acquisitions of Businesses, Net of Cash Acquired	(69.2)	(146.5)	(9.6)
Investment in Debt Security	(10.0)	—	—
Cash Settlements of Foreign Currency Contracts	(25.6)	(0.3)	(0.8)
Capital Expenditures	(11.8)	(13.7)	(11.6)
Additions to Computer Software and Other Intangibles	(47.7)	(58.4)	(40.6)
Net, Other	1.0	0.5	0.5
Net Cash (Used in) Provided by Investing Activities from Continuing Operations	(154.5)	(216.4)	48.1
Net Cash (Used in) Investing Activities from Discontinued Operations	(11.7)	(0.8)	(0.8)
Net Cash (Used in) Provided by Investing Activities	(166.2)	(217.2)	47.3
Cash Flows from Financing Activities:			
Payments for Purchases of Treasury Shares	(381.9)	(408.5)	(662.7)
Net Proceeds from Stock-Based Awards	23.8	31.3	50.5
Spin-off Obligation	—	—	(20.9)
Payment of Debt	—	—	(300.0)
Proceeds from Issuance of Long-Term Debt	400.0	—	299.2
Payment of Bond Issuance Costs	(3.0)	—	(2.2)
Payments of Dividends	(65.6)	(58.4)	—
Proceeds from Borrowings on Credit Facilities	779.6	750.7	385.2
Payments of Borrowings on Credit Facilities	(1,001.5)	(484.9)	(225.7)
Termination of Interest Rate Derivatives	(8.5)	—	5.0
Excess Tax Benefit on Stock-Based Awards	14.4	26.4	39.6
Net, Other	0.2	0.4	0.5
Net Cash Used in Financing Activities	(242.5)	(143.0)	(431.5)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(53.3)	17.6	22.4
(Decrease) Increase in Cash and Cash Equivalents	(25.5)	51.3	(56.9)
Cash and Cash Equivalents, Beginning of Period	189.7	138.4	195.3
Cash and Cash Equivalents, End of Period	$ 164.2	$ 189.7	$ 138.4
Cash and Cash Equivalents of Discontinued Operations, End of Period	—	13.9	10.7
Cash and Cash Equivalents of Continuing Operations, End of Period	$ 164.2	$ 175.8	$ 127.7
Supplemental Disclosure of Cash Flow Information:			
Cash Paid (Received) for:			
Income Taxes, Net of Refunds	$ 63.6	$ 52.4	$ 50.5
Interest	$ 41.0	$ 27.9	$ 20.8

The accompanying notes are an integral part of the consolidated financial statements.

70

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock ($0.01 Par Value)	Unearned Compensation Restricted Stock	Capital Surplus	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	SFAS 158/Minimum Pension Liability Adjustment	Derivative Financial Instrument	Total Shareholders' Equity (Deficit)	Comprehensive Income (Loss)
						Accumulated Other Comprehensive Income (Loss)				
			(Dollar amounts in millions, except per share data)							
Balance, January 1, 2006	0.8	(5.4)	183.8	891.5	(705.5)	(175.7)	(112.7)	0.8	77.6	
Net Income				240.7					240.7	$240.7
Equity-Based Plans		5.4	3.0		102.3				110.7	
Treasury Shares Acquired					(662.7)				(662.7)	
SFAS 158 Initial Adoption Adjustment (Note 10)							(182.7)		(182.7)	
Change in Cumulative Translation Adjustment						22.2			22.2	22.2
Derivative Financial Instrument, net of tax of $1.2								2.1	2.1	2.1
Change in Minimum Pension Liability (Note 10) Adjustment							(7.0)		(7.0)	(7.0)
Total Comprehensive Income										$258.0
Balance, December 31, 2006	0.8	—	186.8	1,132.2	(1,265.9)	(153.5)	(302.4)	2.9	(399.1)	
Net Income				298.1					298.1	$298.1
Equity-Based Plans			3.1		70.6				73.7	
Treasury Shares Acquired					(408.5)				(408.5)	
Pension Adjustments (Note 10)							79.3		79.3	79.3
Dividend Declared				(75.5)					(75.5)	
FIN 48 Adoption				(34.1)					(34.1)	
Adjustments to Legacy Tax Matters			6.5						6.5	
Change in Cumulative Translation Adjustment						20.5			20.5	20.5
Derivative Financial Instrument, net of tax of $0.1								(1.0)	(1.0)	(1.0)
Total Comprehensive Income										$396.9
Balance, December 31, 2007	0.8	—	196.4	1,320.7	(1,603.8)	(133.0)	(223.1)	1.9	(440.1)	
Net Income				310.6					310.6	$310.6
Equity-Based Plans			3.2		61.3				64.5	
Treasury Shares Acquired					(381.9)				(381.9)	
Pension Adjustments (Note 10)							(291.1)		(291.1)	(291.1)
Dividend Declared				(48.5)					(48.5)	
Adjustments to Legacy Tax Matters			6.5						6.5	
Change in Cumulative Translation Adjustment						(70.8)			(70.8)	(70.8)
Derivative Financial Instrument, net of tax of $3.4								(5.4)	(5.4)	(5.4)
Total Comprehensive Income (Loss)										$(56.7)
Balance, December 31, 2008	$0.8	$—	$206.1	$1,582.8	$(1,924.4)	$(203.8)	$(514.2)	$(3.5)	$(856.2)	

The accompanying notes are an integral part of the consolidated financial statements.

71

Notes to Consolidated Financial Statements

(Tabular dollar amounts in millions, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. The Dun & Bradstreet Corporation ("D&B" or "we" or "our") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 167 years. Our global commercial database contains more than 140 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide solution sets that meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; and our Internet Solutions™ (formerly known as E-Business Solutions™) to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

On January 1, 2008, we began managing our Supply Management business as part of our Risk Management Solutions business. This is consistent with our overall strategy and also reflects customers' needs to better understand the financial risk of their supply chain. As a result, the contributions of the Supply Management business are now reported as a part of Risk Management Solutions. We have reclassified our historical financial results set forth in Item 8. of this Annual Report on Form 10-K. Prior to January 1, 2008, we reported the results of our Supply Management business as its own solution set.

Basis of Presentation. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; long-term asset and amortization recoverability; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the revisions in the consolidated financial statements in the period in which we determine any revisions to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are carried under the equity method. Investments over which we do not have significant influence are recorded at cost. We periodically review our investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the statement of operations.

All intercompany transactions and balances have been eliminated in consolidation.

The financial statements of our subsidiaries outside the United States ("U.S.") and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position.

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On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations for all periods presented as set forth in Item 8. of this Annual Report on Form 10-K. Accordingly, we have recorded the resulting gain from the sale of $0.4 million (both pre-tax and after-tax) in the first quarter of 2008 in the consolidated statement of operations. As of December 31, 2008, we received approximately $9.0 million in cash.

Significant Accounting Policies

Revenue Recognition. Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;

- The contract fee is fixed and determinable;

- Delivery or performance has occurred; and

- Collectibility is reasonably assured.

If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow those customers unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year.

For arrangements that include an information file delivery with periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis.

We also have monthly or annual contracts that enable a customer to purchase our information solutions during the period of contract at prices per an agreed price list, up to the contracted dollar limit. Revenue on these contracts is recognized as solutions are delivered to the customer, based on the per-solution price. Any additional solutions purchased over this limit may be subject to pricing variations, and revenue is recognized as the solutions are delivered. If customers do not use the full value of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Revenue related to services provided over the contract term, such as monitoring services, is recognized ratably over the contract period, which is typically one year.

For Sales & Marketing Solutions, we generally recognize revenue upon delivery of the information file to the customer. For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis. For subscription solutions that provide continuous access to our marketing information and business reference databases, as well as any access fees or hosting fees related to enabling customers' access to our information, revenue is recognized ratably over the term of the contract, which is typically one year.

Our Internet Solutions consists of Hoover's, Inc., which also includes Hoover's First Research division and AllBusiness.com, Inc. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

For offerings that include software that is considered to be more than incidental, we recognize revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed.

Revenue from consulting and training services is recognized as the services are performed.

Amounts billed in advance are recorded as a liability on the balance sheet as deferred revenue and are recognized as the services are performed.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements may include information files, file updates for certain solutions, software, services, trademarks and/or other intangibles. For those arrangements that include multi-elements, we first determine whether each deliverable meets the separation criteria to qualify as a separate unit of accounting under Financial Statement Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or "EITF 00-21." If the deliverable or a group of deliverables meets the separation criteria under EITF 00-21, we allocate the total arrangement consideration to each unit of accounting based upon the relative fair value of each unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

After the arrangement consideration is allocated to each unit of accounting, we apply the appropriate revenue recognition method for each unit of accounting that meets the four conditions described above. All deliverables that do not meet the separation of accounting criteria under EITF 00-21 are combined into one unit of accounting, and the most appropriate revenue recognition method is applied.

Sales Cancellations. In determining sales cancellation allowances, we analyze historical trends, customer-specific factors and current economic trends.

Restructuring Charges. Restructuring charges have been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities," or "SFAS No. 146," or SFAS No. 112, "Employers' Accounting for Postemployment Benefits," or "SFAS No. 112," as appropriate.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with SFAS No. 146, which addresses financial accounting and reporting for costs associated with restructuring activities. Under SFAS No. 146, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

We record severance-related expenses once they are both probable and estimable in accordance with the provisions of SFAS No. 112 for severance costs provided under an ongoing benefit arrangement.

74

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under a one-time benefit arrangement as defined by SFAS No. 146 or under an ongoing benefit arrangement as described in SFAS No. 112. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Employee Benefit Plans. We provide various defined benefit plans to our employees as well as healthcare and life insurance benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in our consolidated financial statements in accordance with SFAS No. 87, "Employers' Accounting for Pensions," or "SFAS No. 87," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or "SFAS No. 106," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," or "SFAS No. 158." See Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K.

Income Taxes. Income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," or "SFAS No. 109," which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred income tax liabilities and assets are determined based on the differences between the financial statement and tax bases of particular liabilities and assets and net operating loss carryforwards, using tax rates in effect for the year in which the differences are expected to reverse. We establish valuation allowances for deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we have considered future taxable income and ongoing prudent and feasible tax planning strategies.

Effective January 1, 2007, we adopted Financial Accounting Standard Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," or "FIN 48," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. We utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, we recognized approximately $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Legal and Tax Contingencies. We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to the probable outcome and/or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents. We consider all investments purchased with an initial term to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

Accounts Receivable and Allowance for Bad Debts. Accounts receivable are recorded at the invoiced amount and do not bear interest. With respect to estimating the allowance for bad debts, we analyze the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the years ended December 31, 2008, 2007 and 2006 was $10.3 million, $10.6 million and $10.0 million, respectively.

Computer Software. We account for computer software used in our business in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, certain computer software costs related to software sold to customers are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Capitalized computer software costs are amortized over its estimated useful life, typically three to five years, and are reported at the lower of unamortized cost or net realizable value. We review the valuation of capitalized software whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that could trigger an impairment review include significant changes in the manner of use of the assets or strategic decisions made relating to future plans for those assets, as well as consideration of future operating results, significant negative industry trends or economic trends. The computer software amortization expense for the years ended December 31, 2008, 2007 and 2006 was $38.9 million, $28.7 million and $18.7 million, respectively. As of December 31, 2008 and 2007, we acquired approximately $6.4 million and $3.1 million, respectively, of computer software, which was included in accounts payable on the accompanying consolidated balance sheet as of December 31, 2008 and 2007, respectively, and was therefore excluded from the consolidated statement of cash flows for the years ended December 31, 2008 and 2007, respectively.

Goodwill and Other Intangible Assets. Goodwill and intangible assets represent the excess of costs over fair value of assets of businesses acquired. We account for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or "SFAS No. 142." Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually, and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess the recoverability of our goodwill at the reporting unit level. We consider our operating segments, U.S. and International, as our reporting units under SFAS No. 142 for consideration of potential impairment of goodwill. For goodwill, we perform a two-step impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue. If the market value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and no further test is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit exceeds its implied fair value, we record an impairment loss equal to the difference.

For indefinite-lived intangibles, other than goodwill, the estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets. An impairment is recognized if the carrying value exceeds the fair value. Based on our assessments, no impairment charges related to goodwill and indefinite-lived intangible assets have been recognized at December 31, 2008, 2007 and 2006.

Other intangibles, which primarily include customer lists, trademarks, patents and relationships, resulting from acquisitions are being amortized over one to eighteen years based on their estimated useful life using the straight-line method. Other intangibles amortization expense for the years ended December 31, 2008, 2007 and 2006 was $9.3 million, $7.3 million and $3.4 million, respectively.

Future amortization of acquired intangible assets as of December 31, 2008 is as follows:

Total	2009	2010	2011	2012	2013	Thereafter
$65.3	$9.6	$9.2	$9.1	$7.0	$6.3	$24.1

Foreign Currency Translation. For all operations outside the U.S. where we have designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For those countries where we designate the local currency as the functional currency, translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are recognized in earnings in "Other Income (Expense)—Net." Transaction gains were $3.9 million and $0.2 million for the years ended December 31, 2008 and 2007, respectively, and transaction losses were $1.2 million for the year ended December 31, 2006.

Earnings Per Share of Common Stock. In accordance with SFAS No. 128, "Earnings Per Share" ("EPS"), basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options and restricted stock programs. We use the treasury stock method to calculate the impact of outstanding stock options and restricted stock.

Stock-Based Compensation. Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. On January 1, 2006, we adopted SFAS No. 123 (revised 2004) "Share-Based Payments," or "SFAS No. 123R," which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or "APB No. 25," using the Modified Prospective method.

Under the Modified Prospective method, compensation cost associated with the stock option programs recognized for the years ended December 31, 2008, 2007 and 2006 includes (a) compensation cost for stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for stock options granted subsequent to January 1, 2006, based on the grant-date fair value under SFAS No. 123R. SFAS No. 123R also requires us to estimate future forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur. As a result, we have adjusted for this cumulative effect and recognized a pre-tax reduction in stock-based compensation of $0.5 million related to our restricted stock and restricted stock unit programs during the first quarter of 2006.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. We estimate the volatility of our common stock at the date of grant based on the historical volatility rate of our common stock. The expected term is determined using the simplified method for estimating the expected option life, as prescribed under Staff Accounting Bulletin or ("SAB") No. 107, "Share-Based Payments," or "SAB No. 107," as amended by Topic 14 (SAB 107 and SAB 110). The risk-free interest rate for the corresponding expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate the dividend yield assumption by dividing the anticipated annual dividend payment by the stock price on the grant date.

We estimate the amount of stock-based awards expected to be forfeited prior to vesting. For stock options granted prior to SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the vesting period. For stock options granted after the adoption of SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the shorter of the vesting period or the period from the grant date to the date when retirement eligibility is achieved. If factors change, we may decide to use different assumptions under the Black-Scholes option valuation model and our forfeiture assumption in the future, which could materially affect our share-based compensation expense, operating income, net income and earnings per share.

Financial Instruments. We use financial instruments, including foreign exchange forward, option and swap contracts, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks with the intent to reduce the risk or costs to us.

We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. We do not use derivatives for trading purposes or speculative purposes.

We use foreign exchange forward and option contracts to hedge cross-border intercompany transactions and certain non-U.S. earnings. These forward and option contracts are mark-to-market and gains and losses are recorded as other income or expense. In addition, foreign exchange forward contracts are used to hedge certain of our foreign net investments. The gains and losses associated with these contracts are recorded in "Cumulative Translation Adjustments," a component of shareholders' equity.

From time to time, we use interest rate swap agreements to hedge long-term fixed-rate debt. When executed, we designate the swaps as fair-value hedges and assess whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. We formally document all relationships between hedging instruments and hedged items, and we have documented policies for management of our exposures. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of interest expense. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 7 to these consolidated financial statements included in this Annual Report on Form 10-K.

Also, from time to time, we use interest rate swap agreements to hedge our variable debt. During the year ended December 31, 2008, we executed an interest rate cash flow hedge in the form of an interest rate swap agreement in order to mitigate our exposure to variability in cash flows for future payments on a designated portion of our borrowings. We defer gains and losses on this derivative instrument in the accumulated other comprehensive income (loss) line of our consolidated balance sheet until the hedged transaction impacts our earnings. The effectiveness of hedge accounting is monitored on an ongoing basis, and any resulting ineffectiveness will be recorded as gains and losses in earnings in the respective measurement period. See Note 7 to these consolidated financial statements included in this Annual Report on Form 10-K.

Fair Value Measurements. Effective January 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which have been applied prospectively beginning January 1, 2008 for all financial assets and liabilities recognized in the consolidated financial statements at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands fair value measurement disclosures. For all non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a non-recurring basis, we applied the provisions of Financial Accounting FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 157-2, "Effective Date of FASB Statement No. 157," or "FSP FAS 157-2" and delayed the effective date of SFAS No. 157 until January 1, 2009. Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. The measurement provisions of SFAS No. 157 will not be applied to measure these non-recurring non-financial assets and liabilities until January 1, 2009. We are currently assessing the potential impact of SFAS No. 157 for all non-recurring non-financial assets and liabilities included in our consolidated financial statements.

The estimated fair values of financial assets and liabilities, which are presented herein, have been determined by our management using available market information and appropriate valuation methodologies. However, judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale. See Note 7 to these consolidated financial statements included in this Annual Report on Form 10-K.

Note 2. Recent Accounting Pronouncements

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," or "FSP FAS 132(R)-1," which provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan and includes a technical amendment to SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106." The disclosures required by FSP FAS 132(R)-1 are required for fiscal years ending after December 15, 2009. We are currently assessing the impact the adoption of FSP FAS 132(R)-1 will have, if any, on our consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," or "FSP FAS 140-4 and FIN 46(R)-8." FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," to require additional disclosures about transfers of financial assets. FSP FAS 140-4 and FIN 46(R)-8 also amends FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities," to require additional disclosures regarding involvement in variable interest entities. The disclosures required by FSP FAS 140-4 and FIN 46(R)-8 are required for interim or fiscal years ending after December 15, 2008. Earlier application is permitted. We adopted FSP FAS 140-4 and FIN 46(R)-8, and the adoption did not have a material impact on our consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active," or "FSP FAS 157-3," which clarifies the application of SFAS No. 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. FSP FAS 157-3 is effective immediately as of the date of issuance (October 19, 2008) and is applicable to prior periods for which financial statements have not been issued. Revisions to fair value estimates resulting from the adoption of FSP FAS 157-3 shall be accounted for as a change in accounting estimate under SFAS No. 154, "Accounting Changes and Error Corrections," but the needed disclosures are not required. We adopted FSP FAS 157-3, and the adoption did not have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Non-financial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities. We applied the provisions of FSP FAS 157-2 and delayed the effective date of SFAS No. 157 for non-recurring non-financial assets and liabilities until January 1, 2009. We are currently assessing the impact the adoption of FSP FAS 157-2 for non-recurring non-financial assets and liabilities will have, if any, on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," or "FSP FAS 157-1." FSP FAS 157-1 amends SFAS No. 157 to remove leasing transactions accounted for under SFAS No. 13, "Accounting for Leases," and related guidance from its scope. FSP FAS 157-1 is effective upon the initial adoption of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under GAAP and expands fair value measurement disclosures. SFAS No. 157 does not require new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We applied the provisions of FSP FAS 157-2 and delayed the effective date of SFAS No. 157 until January 1, 2009 related to non-recurring non-financial assets and liabilities. The adoption of SFAS No. 157 on January 1, 2008 for financial assets and liabilities did not have a material impact on our consolidated financial statements.

In June 2008, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," or "EITF No. 03-6-1." EITF No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share ("EPS") under the two-class method described in SFAS No. 128, "Earnings per Share," or "SFAS No. 128." SFAS No. 128 defines EPS as "the amount of earnings attributable to each share of common stock," and indicates that the objective of EPS is to measure the performance of an entity over the reporting period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and should be included in the calculation of basic and diluted EPS. EITF No. 03-6-1 would apply retrospectively to all prior-period EPS data presented for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. We anticipate that our adoption of EITF No. 03-6-1, as of January 1, 2009, will not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets," or "FSP FAS 142-3," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), "Business Combinations," and other U.S. GAAP principles. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The measurement provision of this standard will apply only to intangible assets acquired after the effective date. We will adopt FSP FAS 142-3 in the first quarter of 2009.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of SFAS No. 133," or "SFAS No. 161." SFAS No. 161 requires disclosures of how and

why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We are currently assessing the impact the adoption of SFAS No. 161 will have, if any, on our consolidated financial statements. We will adopt SFAS No. 161 in the first quarter of 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," or "SFAS No. 141(R)." This statement replaces SFAS No. 141, "Business Combinations," or "SFAS No. 141." SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141(R) is prohibited. We will adopt SFAS No. 141(R) in the first quarter of 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," or "SFAS No. 160." SFAS No. 160 establishes accounting and reporting standards that require: the ownership interests in subsidiaries held by third parties other than the parent; the amount of consolidated net income attributable to the parent and to the noncontrolling interest; changes in a parent's ownership interest; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. SFAS No. 160 also establishes disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; however application of SFAS No. 160's disclosure and presentation is retroactive. Earlier adoption of SFAS No. 160 is prohibited. We will adopt SFAS No. 160 in the first quarter of 2009. We are currently assessing the impact that the adoption of SFAS No. 160 will have on our consolidated financial statements.

In June 2007, the EITF reached a consensus on EITF No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards," or "EITF No. 06-11," that an entity should recognize a realized tax benefit associated with dividends on affected securities charged to retained earnings as an increase in Additional Paid in Capital ("APIC"). The amount recognized in APIC should be included in the APIC pool. When an entity's estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the statement of operations. The amount reclassified is limited to the APIC pool balance on the reclassification date. EITF No. 06-11 would apply prospectively to the income tax benefits of dividends declared on affected securities in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is permitted as of the beginning of a fiscal year for which interim financial statements or annual financial statements have not been issued. The adoption of EITF No. 06-11 in the first quarter of 2008 did not have a material impact on our consolidated financial statements.

Note 3. Restructuring Charges

Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With each program, we have incurred restructuring

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions. We have also incurred transition costs such as consulting fees, costs of temporary workers, relocation costs and stay bonuses to implement our Financial Flexibility initiatives.

Restructuring charges have been recorded in accordance with SFAS No. 146 and/or SFAS No. 112, as appropriate. The curtailment gains were recorded in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the curtailment charges were recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with SFAS No. 146, which addresses financial accounting and reporting for costs associated with restructuring activities. Under SFAS No. 146, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

We record severance-related expenses once they are both probable and estimable in accordance with the provisions of SFAS No. 112 for severance costs provided under an ongoing benefit arrangement.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under a one-time benefit arrangement as defined by SFAS No. 146 or under an ongoing benefit arrangement as described in SFAS No. 112. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis, and if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2008, we recorded a $31.4 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $27.5 million in accordance with the provisions of SFAS No. 112 were recorded. Approximately 500 employees are impacted. Of these 500 employees, 245 employees have exited the Company and 255 employees will exit the Company primarily in the first quarter of 2009; and

- Severance and termination costs of $3.0 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 40 employees were impacted.

During the year ended December 31, 2007, we recorded a $25.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $22.7 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 315 employees were impacted; and

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $2.4 million.

During the year ended December 31, 2006, we recorded a $25.5 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges and gains included:

- Severance and termination costs of $15.1 million in accordance with the provisions of SFAS No. 146 were recorded. Approximately 200 employees were impacted; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.8 million.

The following table sets forth, in accordance with SFAS No. 112 and/or SFAS No. 146, the restructuring reserves and utilization related to our Financial Flexibility initiatives.

	Severance and Termination	Pension Plan/ Postretirement Curtailment Charges (Gains)	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges:				
Balance Remaining as of January 1, 2006	$ 7.8	$ —	$ 1.3	$ 9.1
Charge Taken during the Year Ended December 31, 2006	15.1	(0.4)	10.8	25.5
Payments/Pension Plan and Postretirement Curtailment, Net during the Year Ended December 31, 2006	(15.5)	0.4	(5.8)	(20.9)
Balance Remaining as of December 31, 2006	7.4	—	6.3	13.7
Charge Taken during the Year Ended December 31, 2007	22.7	—	2.4	25.1
Payments during the Year Ended December 31, 2007	(23.9)	—	(8.5)	(32.4)
Balance Remaining as of December 31, 2007	6.2	—	0.2	6.4
Charge Taken during the Year Ended December 31, 2008	30.5	—	0.9	31.4
Payments during the Year Ended December 31, 2008	(15.0)	—	(0.9)	(15.9)
Balance Remaining as of December 31, 2008	$ 21.7	$ —	$ 0.2	$ 21.9

Note 4. Acquisitions

Dun & Bradstreet Information Services India Private Limited

On November 25, 2008, we increased our indirect minority ownership interest stake in Dun & Bradstreet Information Services India Private Limited ("D&B India") to a 53% direct majority ownership interest stake with cash on hand. D&B India is the premier provider of credit information and sales and marketing solutions in India. Our majority interest stake in D&B India will allow us to provide global customers with even higher levels of information and insight on India businesses. Prior to the transaction, D&B India was a wholly-owned subsidiary of Dun & Bradstreet South Asia Middle East Limited ("D&B SAME"), our existing Indian and Middle Eastern joint venture partner. D&B SAME remains a minority owner of D&B India. The D&B India results will be in our consolidated financial statements prospectively.

The transaction was valued at $49.3 million, inclusive of transaction costs of $2.6 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $39.0 million and $7.8 million, respectively. The goodwill was assigned to our International reporting unit. The $7.8 million acquired intangible assets were assigned to customer relationships. The intangible assets, with useful lives from five to eighteen years, are being amortized over a weighted-average useful life of 17.1 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed and transaction costs in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented.

HC International, Inc./D&B China Joint Venture

On November 28, 2008, we entered into an agreement with HC International Inc. to establish two joint venture companies to grow our market research business in China with cash on hand. HC International, Inc. is one of the leading e-commerce companies in China. The alliance with HC International, Inc. will leverage D&B's strength and give D&B immediate scale to grow our market research business in China. Under the agreement, D&B and HC International Inc. established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. ("Sales JV") and Beijing HuiCong Market Research Co. Ltd. ("Fulfillment JV"), in which D&B has a 60% and 30% ownership interest, respectively. The joint venture companies will begin business operations in fiscal 2009. The results of the Sales JV operations will be included in our consolidated financial statements prospectively. The investment in the Fulfillment JV is accounted for as an equity investment.

The transaction was accounted for under SFAS No. 141, EITF No. 01-2 "Interpretations of APB Opinion No. 29," or "EITF No. 01-2," and APB No. 29 "Accounting for Nonmonetary Transactions," or "APB No. 29." The transaction was valued at $6.4 million, inclusive of transaction costs of $1.3 million. Pursuant to EITF No. 01-2 and APB No. 29, we were required to recognize a gain of $0.6 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $5.7 million and $1.5 million, respectively. The goodwill was assigned to our International reporting unit. Of the $1.5 million acquired intangible assets, $1.2 million was assigned to customer relationships and $0.3 million was assigned to tradename. These intangible assets, with useful lives from one to seven and a half years, are being amortized over a weighted-average useful life of 4.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed and transaction costs in connection with the acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented.

Visible Path

During the first quarter of 2008, we acquired substantially all of the assets and assumed certain liabilities related to Visible Path for $4.2 million with cash on hand. Visible Path is a web-based social networking service provider located in Foster City, California. We acquired the business in connection with the execution of our Internet strategy. The results of Visible Path have been included in our consolidated financial statements since the date of acquisition.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed and transaction costs in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2008 is not material, and, as such, pro forma financial results have not been presented.

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Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

Tokyo Shoko Research/D&B Japan Joint Venture

During the fourth quarter of 2007, we entered into an agreement with our existing Japanese partner Tokyo Shoko Research ("TSR") to establish a joint venture ("Tokyo Shoko Research/D&B Japan Joint Venture") to do business as Dun & Bradstreet TSR Ltd. TSR is a leading provider of business information database on Japanese businesses. Under the agreement, each shareholder contributed its existing large customer business into the joint venture, and we have a 60% majority ownership interest. Additionally, we transferred our small customer business in Japan to TSR. The joint venture began business operations in fiscal 2008. The results of the joint venture operations have been included in our consolidated financial statements since the date of formation.

The transaction was accounted for under SFAS No. 141, EITF No. 01-2, and APB No. 29. The transaction was valued at $13.2 million, inclusive of transaction costs of $1.4 million. Pursuant to EITF No. 01-2 and APB No. 29, we were required to recognize a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and an intangible asset of $10.9 million and $12.4 million, respectively. The goodwill was assigned to our International reporting unit. The $12.4 million acquired intangible asset was assigned to customer relationships and amortized over its useful life of ten years. It was recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of $1.5 million of subsequent adjustments related to the fair value of unearned revenue on the acquisition date during the year ended December 31, 2008.

AllBusiness.com, Inc.

During the fourth quarter of 2007, we acquired 100% ownership of AllBusiness.com, Inc. ("AllBusiness.com") with borrowings under our credit facility. AllBusiness.com is an online media and e-commerce company. We bought AllBusiness.com in an effort to expand our Internet business. The results of AllBusiness.com have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $58.2 million, inclusive of cash acquired of $1.8 million and transaction costs of $1.9 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $44.8 million and $10.0 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $10.0 million of acquired intangible assets, $7.1 million was assigned to advertiser relationships, $1.3 million was assigned to technology, $0.9 million was assigned to trade name, $0.4 million was assigned to proprietary content, $0.2 million was assigned to contracts and $0.1 million was assigned to non-compete agreements. These intangible assets, with useful lives from two to ten years, are being amortized over a weighted-average useful life of 6.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of a $0.1 million deal cost adjustment during the year ended December 31, 2008.

Purisma, Incorporated

During the fourth quarter of 2007, we acquired 100% ownership of Purisma, Incorporated ("Purisma") with borrowings under our credit facility. Purisma is a provider of commercial data integration ("CDI") software solutions. Purisma provides software capabilities that will enable us to further penetrate the fast-growing CDI marketplace. Purisma provides a strategic fit with us as its data hub and CDI software appliance are built to

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leverage our database, simplifying the integration of our data with customers' internal systems and further embedding our solutions behind the customer firewall. The results of Purisma have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $49.5 million, inclusive of cash acquired of $0.1 million and transaction costs of $1.5 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $37.2 million and $10.8 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $10.8 million of acquired intangible assets, $9.6 million was assigned to technology, $0.6 million was assigned to customer relationships and $0.6 million was assigned to maintenance contracts. These intangible assets, with useful lives from two to nine years, are being amortized over a weighted-average useful life of 7.6 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of a $0.1 million deal cost adjustment during the year ended December 31, 2008.

Education Division of Automation Research, Inc. d/b/a MKTG Services

During the third quarter of 2007, we acquired substantially all of the assets and assumed certain liabilities related to MKTG Services for $3.5 million with cash on hand. MKTG Services was a provider of educational sales and marketing solutions. The results of MKTG Services have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $3.9 million, inclusive of transaction costs of $0.4 million and a working capital adjustment of $0.5 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $1.3 million and $2.3 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $2.3 million of acquired intangible assets, $1.8 million was assigned to customer relationships, $0.3 million was assigned to technology and $0.2 million was assigned to database. These intangible assets, with useful lives from three to eight years, are being amortized over a weighted-average useful life of 7.3 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of a $0.3 million deal adjustment during the year ended December 31, 2008.

n2 Check Limited

During the second quarter of 2007, we acquired substantially all of the assets of n2 Check, a credit and risk management company based in Kent, UK for an upfront payment of $4.3 million with cash on hand and a potential earn-out of up to $4.0 million based on certain financial performance metrics for the twelve-month periods ending March 31, 2008 and 2009. During the third quarter of 2008, we paid an earn-out payment of $0.3 million. Prior to the acquisition, n2 Check was a provider of credit and risk management data to small and mid-size businesses in the UK. The results of n2 Check have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $5.0 million, inclusive of transaction costs of $0.3 million, and the earn-out payment of $0.3 million (recorded in accordance with SFAS No. 141). The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $3.0 million and $3.3 million, respectively. The goodwill was assigned to our International reporting unit. Of the $3.3 million of acquired intangible assets, $1.6 million was assigned to customer relationships, $1.1 million was assigned to trade name and $0.6 million was assigned to technology. These intangible assets, with useful lives from five to fourteen years, are being amortized over a weighted-average useful life of 12.3 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

First Research, Inc.

During the first quarter of 2007, we acquired 100% of the outstanding capital stock of First Research with borrowings under our credit facility, for an upfront payment of $22.5 million and a potential earn-out of up to an additional $4.0 million based on the achievement of certain 2007 and 2008 financial performance metrics. First Research is based in Raleigh, North Carolina and is a provider of editorial-based industry insight for its customers on over 220 industries via the Internet. The results of First Research's operations have been included in our consolidated financial statements since the date of acquisition. As part of our Internet strategy, we are investing in Hoover's to increase the value we deliver to our customers and accelerate the growth of our Internet solutions. Through this acquisition, we believe that we meet the needs of our Hoover's customers and are expanding our reach to new customers.

The transaction was valued at $27.0 million, inclusive of cash acquired of $0.7 million, a working capital adjustment of $0.2 million, transaction costs of $0.3 million and an earn-out payment of $4.0 million, of which $2.5 million was paid out in the first quarter of 2008 based on 2007 performance and $1.5 million was paid out in the second quarter of 2008 based on first half of 2008 performance (recorded in accordance with SFAS No. 141). The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $21.2 million and $6.3 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $6.3 million of acquired intangible assets, $5.2 million was assigned to subscriber relationships, $1.0 million was assigned to proprietary products and $0.1 million was assigned to trade name. These acquired intangible assets, with useful lives of eighteen months to eight years, are being amortized over a weighted average useful life of 5.5 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

Huaxia/D&B China Joint Venture

During the first quarter of 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited ("HICC") and established a new joint venture or "Huaxia/D&B China Joint Venture" to do business as Huaxia/D&B China. HICC is a leading provider of business information and credit management services in China. Under the agreement, each shareholder contributed its existing business into the joint venture, and we have a 51% majority ownership interest. The results of the joint venture operations have been included in our consolidated financial statements since the date of formation.

The transaction was accounted for under SFAS No. 141, EITF No. 01-2, and Accounting APB No. 29. The transaction was valued at $9.3 million, inclusive of transaction costs of $2.4 million. Pursuant to EITF No. 01-2 and APB No. 29, we were required to recognize a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $7.3 million and $3.8 million, respectively. The goodwill was assigned to our International reporting unit. Of the $3.8 million of acquired intangible assets, $1.5 million was assigned to customer relationships, $0.6 million was assigned to trade name and $1.7 million was assigned to database. These acquired intangible assets, with useful lives of one to ten years, are being amortized over a weighted average useful life of 4.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. In connection with this transaction, we also entered into a guarantee agreement for $5.0 million with a related party who is a major shareholder of HICC and who serves as a guarantor. The guarantee provides that HICC and its related parties will perform their obligations in accordance with the terms of the joint venture. This guarantee is recorded as an intangible asset being amortized over an estimated useful life of ten years. The impact the transaction would have had on our results had the transaction occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

Open Ratings, Inc.

During the first quarter of 2006, we acquired a 100% ownership interest in Open Ratings with cash on hand. Open Ratings is located in Waltham, Massachusetts. The results of Open Ratings' operations have been included in our consolidated financial statements since the date of acquisition. Open Ratings was a provider of web-based supply risk management solutions to leading manufacturing companies. We believe that the addition of Open Ratings' solutions to our Supply Management product suite provides our customers with a more comprehensive supply management solution.

The transaction was valued at $8.4 million, inclusive of cash acquired of $0.4 million and $0.3 million of transaction costs recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as intangible assets of $4.9 million. Of the $4.9 million in acquired intangible assets, $1.3 million was assigned to Open Ratings online reports, $1.1 million was assigned to backlog, $1.9 million was assigned to customer relationships and $0.6 million was assigned to technology. These intangible assets are subject to amortization with useful lives from two to seventeen years and are being amortized over a weighted average useful life of 7.8 years. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2006 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of a net $1.6 million deferred tax adjustment during the year ended December 31, 2007.

Treatment of Goodwill

The acquisitions of n2 Check and MKTG Services were asset acquisitions and, as a result, the associated goodwill is deductible for tax purposes. The Purisma, AllBusiness.com, First Research and Open Ratings acquisitions were stock acquisitions, and as a result there is no goodwill deductible for tax purposes. Additionally, the goodwill associated with D&B India, HC International Inc./D&B Joint Venture, Huaxia/D&B China Joint Venture and Tokyo Shoko Research/D&B Japan Joint Venture is not deductible for tax purposes.

Note 5. Income Taxes

Income before provision for income taxes consisted of:

	For the Years Ended December 31,		
	2008	2007	2006
U.S.	$345.8	$322.9	$316.8
Non-U.S.	93.1	103.4	63.6
Income Before Provision for Income Taxes, Minority Interests and Equity in Net Income of Affiliates	$438.9	$426.3	$380.4

The provision for income taxes consisted of:

	For the Years Ended December 31,		
	2008	2007	2006
Current Tax Provision:			
U.S. Federal	$ 87.5	$ 64.5	$ 69.8
State and Local	18.6	18.5	13.7
Non-U.S.	1.6	26.9	13.8
Total Current Tax Provision	107.7	109.9	97.3
Deferred Tax Provision:			
U.S. Federal	15.8	18.2	31.3
State and Local	1.7	2.1	6.2
Non-U.S.	2.8	5.6	7.3
Total Deferred Tax Provision	20.3	25.9	44.8
Provision for Income Taxes	$128.0	$135.8	$142.1

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes.

	For the Years Ended December 31,		
	2008	2007	2006
Statutory Tax Rate	35.0%	35.0%	35.0%
State and Local Taxes, net of U.S. Federal Tax Benefit	2.9	3.1	3.4
Non-U.S. Taxes	(1.2)	1.2	(1.6)
Valuation Allowance	(1.2)	(0.2)	0.5
Interest	0.7	0.8	0.3
Tax Credits and Deductions	(1.0)	(0.7)	(0.3)
Settlement of Foreign Audits(1)	(3.1)	—	—
Release of Tax Contingencies Related to Uncertain Tax Positions(2)	(3.0)	(7.2)	—
Other	0.1	(0.1)	0.1
Effective Tax Rate	29.2%	31.9%	37.4%

(1) Favorable resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities.

(2) Tax reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction.

Income taxes paid were approximately $101.8 million, $74.4 million and $57.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Income taxes refunded were approximately $38.2 million, $22.0 million, and $7.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2008	2007
Deferred Tax Assets:		
Operating Losses and Tax Credits	$ 54.9	$ 59.6
Fixed Assets	3.3	4.7
Restructuring Costs	8.6	4.5
Bad Debts	5.7	5.8
Accrued Expenses	22.8	17.7
Investments	11.6	16.1
Pension and Postretirement Benefits	316.5	128.2
Total Deferred Tax Assets	423.4	236.6
Valuation Allowance	(43.7)	(48.9)
Net Deferred Tax Assets	379.7	187.7
Deferred Tax Liabilities:		
Pension and Postretirement Benefits	(122.6)	(96.4)
Intangibles	(48.0)	(33.1)
Other	(3.0)	(6.7)
Total Deferred Tax Liabilities	(173.6)	(136.2)
Net Deferred Tax Assets	$ 206.1	$ 51.5

We have not provided for U.S. deferred income taxes or foreign withholding taxes on $341.0 million of undistributed earnings of our non-U.S. subsidiaries as of December 31, 2008, since we intend to reinvest these earnings indefinitely. Additionally, we have not determined the tax liability if such earnings were remitted to the U.S., as the determination of such liability is not practicable. See Note 1 to these consolidated financial statements included in this Annual Report on Form 10-K for our significant accounting policy related to income taxes.

We have federal, state and local, and foreign tax loss carry forwards, the tax effect of which was $54.4 million as of December 31, 2008. Approximately $38.4 million of these tax benefits have an indefinite carry forward period. The remainder of $16.0 million expires at various times between 2009 and 2028.

We have established a valuation allowance against U.S. and non-U.S. net operating losses in the amount of $25.0 million, $31.2 million and $35.8 million for the years ended December 31, 2008, 2007, and 2006, respectively, that, in the opinion of our management, are more likely than not to expire before we can utilize them.

FIN 48

Effective January 1, 2007, we adopted FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. We utilize a recognition threshold and

measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, we recognized approximately $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

For the year ended December 31, 2008, we decreased our unrecognized tax benefits by $23.2 million (net of increases). The decrease primarily relates to the favorable settlement of global tax audits including the liquidation of dormant International corporations and/or divested entities and the expiration of a statute of limitations.

The total amount of gross unrecognized tax benefits as of December 31, 2008 and 2007 are $108.6 million and $131.8 million, respectively. The following is a reconciliation of the gross unrecognized tax benefits.

Gross Unrecognized Tax Benefits as of January 1, 2007	$136.5
Additions for Prior Years' Tax Positions	47.3
Additions for Current Years' Tax Positions	15.4
Settlements with Taxing Authorities	(11.1)
Reduction Due to Expired Statute of Limitations	(56.3)
Gross Unrecognized Tax Benefits as of December 31, 2007	131.8
Additions for Prior Years' Tax Positions	2.7
Additions for Current Years' Tax Positions	16.6
Reduction in Prior Year Tax Positions	(26.5)
Reduction Due to Expired Statute of Limitations	(16.0)
Gross Unrecognized Tax Benefits as of December 31, 2008	$108.6

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $79.3 million, net of tax benefits. We do not believe it is reasonably possible that the unrecognized tax benefits will significantly change within the next twelve months.

We or one of our subsidiaries files income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the IRS for years prior to 2004. In state and local jurisdictions, with few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2005. In foreign jurisdictions, with few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2004.

We recognize accrued interest expense related to unrecognized tax benefits in income tax expense. The total amount of interest expense recognized for the twelve-month period ended December 31, 2008 was $3.0 million, net of tax benefits, as compared to $3.6 million, net of tax benefits in the twelve-month periods ended December 31, 2007. The total amount of accrued interest as of December 31, 2008 was $7.2 million, net of tax benefits, as compared to $7.5 million, net of tax benefits, as of December 31, 2007.

Note 6. Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

	December 31,	
	2008	2007
Debt Maturing Within One Year:		
Other	$ 0.5	$ —
Total Debt Maturing Within One Year	$ 0.5	$ —
Debt Maturing After One Year:		
Long-Term Fixed-Rate Notes (Net of a $0.3 million and $0.5 million discount as of December 31, 2008 and 2007, respectively)	$699.7	$299.5
Credit Facilities	203.4	425.3
Other	1.2	—
Total Debt Maturing After One Year	$904.3	$724.8

Fixed-Rate Notes

In April 2008, we issued senior notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"), bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The interest rate applicable to the 2013 notes is subject to adjustment if our debt rating is decreased four levels below our A-credit rating on the date of issuance of the 2013 notes or subsequently upgraded. The maximum adjustment is 2.00% above the initial interest rate. As of December 31, 2008, no such adjustments to the interest rate have been made. Proceeds from this issuance were used to repay indebtedness under our credit facility. The 2013 notes are recorded as "Long-Term Debt" in our audited consolidated balance sheet at December 31, 2008.

The 2013 notes were issued at face value and, in connection with the issuance, we incurred underwriting and other fees in the amount of approximately $3.0 million. These costs are being amortized over the life of the 2013 notes. The 2013 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2013 notes do not contain any financial covenants.

On January 30, 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in accumulated other comprehensive income or "AOCI." In connection with the issuance of the 2013 notes, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million on March 28, 2008, the date of termination. The payments are recorded in AOCI and will be amortized over the life of the 2013 notes.

In March 2006, we issued senior notes with a face value of $300 million that mature on March 15, 2011 (the "2011 notes"), bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our then existing $300 million senior notes, bearing interest at a fixed annual rate of 6.625% that matured on March 15, 2006. The 2011 notes of $299.7 million and $299.5 million, net of $0.3 million and $0.5 million remaining discounts, are recorded as "Long-Term Debt" in our audited consolidated balance sheets at December 31, 2008 and December 31, 2007, respectively.

The 2011 notes were issued at a discount of $0.8 million and, in connection with the issuance, we incurred underwriting and other fees in the amount of approximately $2.2 million. These costs are being amortized over the life of the 2011 notes. The 2011 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2011 notes do not contain any financial covenants.

On September 30, 2005 and February 10, 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2011 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2011 notes were recorded in AOCI. In connection with the issuance of the 2011 notes, these interest rate derivative transactions were executed, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in AOCI and are being amortized over the life of the 2011 notes.

Credit Facilities

At December 31, 2007, we had a $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. The facility requires the maintenance of interest coverage and total debt to earnings before income taxes, depreciation and amortization ("EBITDA") ratios (defined in the credit agreement). We were in compliance with these covenants at December 31, 2008 and at December 31, 2007.

At December 31, 2008, we had $203.4 million of borrowings outstanding under the $650 million credit facility with a weighted average interest rate of 0.88%. At December 31, 2007, we had $425.3 million of borrowings outstanding under the $500 million credit facility with a weighted average interest rate of 5.0%. We borrowed under these facilities from time-to-time during the year ended December 31, 2008 to fund our share repurchases, acquisition strategy and working capital needs. The $650 million credit facility also supports our commercial paper borrowings of up to $300 million (limited by borrowed amounts outstanding under the facility). We have not borrowed under our commercial paper program as of December 31, 2008 and December 31, 2007.

In December 2008, we entered into interest rate swap agreements with notional principal amounts totaling $75 million, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. Approximately $0.6 million of net derivative losses associated with these swaps was included in AOCI at December 31, 2008.

Other

At December 31, 2008 and December 31, 2007, certain of our International operations had non-committed lines of credit of $8.2 million and $7.7 million, respectively. There were no borrowings outstanding under these lines of credit at December 31, 2008 or December 31, 2007. These arrangements have no material commitment fees and no compensating balance requirements.

At December 31, 2008 and December 31, 2007, we were contingently liable under open standby letters of credit issued by our bank in favor of third parties totaling $3.7 million and $5.6 million, respectively.

Interest paid on all debt totaled $41.0 million, $27.9 million and $20.8 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Note 7. Financial Instruments

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. In addition, from time-to-time, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding fixed-rate notes and in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2008 and 2007, in our opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2008 and 2007, because we sell to a large number of customers in different geographical locations.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps.

In December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $75 million, and designated these swaps as cash flow hedges against variability in cash flows related to our bank revolving credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in AOCI. Approximately $0.6 million of net derivative losses associated with these swaps was included in AOCI at December 31, 2008.

In January 2008, we entered into interest rate derivative transactions with aggregate notional amounts of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of the senior notes with a face value of $400 million that mature on April 1, 2013, bearing interest at an annual rate of 6.00%, payable semi-annually, these interest rate derivative transactions were executed, resulting in a payment of $8.5 million at the date of termination. The payments are recorded in AOCI, and will be amortized over the life of the 2013 notes. In April 2008, we issued 2013 notes.

In September 2005 and February 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in AOCI. In connection with the issuance of senior notes of $300 million (the "2011 notes"), these interest rate derivative transactions were executed, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in AOCI and will be amortized over the life of the 2011 notes.

In connection with the $300 million, five-year, fixed-rate notes which matured in March 2006, we entered into fixed to floating (LIBOR rate indexed) interest rate swap agreements in the third quarter of 2001 with a notional principal amount totaling $100 million, and designated these swaps as fair-value hedges against the long-term, fixed-rate notes. The arrangement was considered a highly effective hedge, and therefore the accounting for these hedges has no impact on earnings. The changes in the fair value of the hedge and the designated portion of the notes were reflected in our consolidated balance sheets. In March 2006, we issued the 2011 notes, bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our then existing $300 million notes, bearing interest at a fixed annual rate of 6.625%, which matured on March 15, 2006. The fixed to floating swap agreements also expired in March 2006 contemporaneous with the note repayment.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. Borrowings under the $650 million credit facility are available at prevailing short-term interest rates. At December 31, 2008 and December 31, 2007, we had $203.4 million and $425.3 million of floating-rate debt outstanding under the facility, respectively.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding variable rate debt at December 31, 2008 would result in an incremental increase/decrease in annual interest expense of approximately $1 million.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments. We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro or Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain

foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are mark-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2008, we did not have any option contracts outstanding. At December 31, 2007, there were $54.1 million in option contracts outstanding. At December 31, 2008 and 2007, we had a notional amount of approximately $254.5 million and $185.4 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated loans. Realized gains and losses associated with these contracts were $16.2 million and $41.8 million, respectively, at December 31, 2008; $0.4 million and $0.4 million, respectively, at December 31, 2007; and $0.4 million and $0.9 million, respectively, at December 31, 2006. Unrealized gains and losses associated with these contracts were $0.4 million and $2.8 million, respectively, at December 31, 2008; $0.4 million and $0.1 million, respectively, at December 31, 2007; and $0.4 million and $0.7 million, respectively at December 31, 2006.

Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS No. 157 have been applied prospectively beginning January 1, 2008 for all financial assets and liabilities recognized in the consolidated financial statements at fair value. For all non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a non-recurring basis, we applied the provisions of FSP FAS 157-2 and delayed the effective date of SFAS No. 157 until January 1, 2009. Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. The measurement provisions of SFAS No. 157 will not be applied to measure these non-recurring non-financial assets and liabilities until January 1, 2009. We are currently assessing the potential impact of SFAS No. 157 for all non-recurring non-financial assets and liabilities included in our consolidated financial statements.

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. Fair value for derivative financial instruments is determined utilizing a market approach.

We have an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.

In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that appear stale, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing vendor has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, and our own creditworthiness

and constraints on liquidity. For non-active markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate will be used.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table presents information about our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value. Level inputs, as defined by SFAS No. 157, are as follows:

Level Input: Input Definition:

Level I   Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.

Level II   Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.

Level III   Unobservable inputs for the asset or liability in which little or no market data exists therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table summarizes fair value measurements by level at December 31, 2008 for assets measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets:				
Cash and Cash Equivalents(1)	$110.7	$ —	$ —	$110.7
Other Current Assets:				
Foreign Exchange Forwards(2)	$ —	$ 0.4	$ —	$ 0.4
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ —	$ 2.8	$ —	$ 2.8
Swap Arrangement(3)	$ —	$ 0.7	$ —	$ 0.7

(1) Cash and cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements.

At December 31, 2008 and 2007, our financial instruments included cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term and long-term borrowings and foreign exchange forward contracts.

At December 31, 2008 and 2007, the fair values of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair-value disclosures, determined based on third-party quotes from financial institutions, are as follows:

| | December 31, | | | |
| | 2008 | | 2007 | |
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Long-term Debt	$699.7	$687.3	$299.5	$307.1
Credit Facilities	$203.4	$211.7	$425.3	$413.7

Note 8. Capital Stock

The total number of shares of all classes of stock that we have authority to issue under our Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $0.01 per share, represent Common Stock (the "Common Stock"); 10,000,000 shares, par value $0.01 per share, represent Preferred Stock (the "Preferred Stock"); and 10,000,000 shares, par value $0.01 per share, represent Series Common Stock (the "Series Common Stock"). The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by our Board of Directors. Our Board of Directors has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share.

In August 2000, in connection with our separation from Moody's (see Note 13 to these consolidated financial statements included in this Annual Report on Form 10-K), we entered into a Rights Agreement with Computershare Limited, formerly known as EquiServe Trust Company, N.A., designed to:

- minimize the prospects of changes in control that could jeopardize the tax-free nature of the separation by assuring meaningful Board of Directors' involvement in any such proposed transaction; and

- enable us to develop our businesses and foster our long-term growth without disruptions caused by the threat of a change in control not deemed by our Board of Directors to be in the best interests of shareholders.

Under the Rights Agreement, each share of our Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $125 per one one-thousandth of a share, subject to adjustment. The rights will generally not be exercisable until a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of 15% or more of the outstanding Common Stock.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise of a right and payment of the adjusted purchase price, that number of shares of our Common Stock having a market value of two times the purchase price.

In the event that, after a person or group has become an Acquiring Person, we are acquired by another person in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, each right will entitle its holder (other than the Acquiring Person) to receive, upon exercise, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) having a market value of two times the purchase price.

We may redeem the rights, which expire on August 15, 2010, for $0.01 per right, under certain circumstances.

See Note 18 to these consolidated financial statements included in this Annual Report on Form 10-K for changes to our Capital Stock.

Note 9. Reconciliation of Weighted Average Shares

	For the Years Ended December 31,		
	2008	2007	2006
	(Share Data in millions)		
Weighted Average Number of Shares Outstanding—Basic	54.4	58.3	63.2
Dilutive Effect of Our Stock Incentive Plans	1.1	1.5	1.9
Weighted Average Number of Shares Outstanding—Diluted	55.5	59.8	65.1

Stock-based awards to acquire 0.7 million, 0.4 million and 0.8 million shares of common stock were outstanding at December 31, 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because the assumed proceeds, as calculated under the treasury stock method, resulted in these awards being anti-dilutive. Our options generally expire ten years after the grant date.

Our share repurchases were as follows:

	For the Years Ended December 31,					
	2008		2007		2006	
Program	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount
	(Share Data in millions)					
Share Repurchase Programs	3.5(a)(b)	$299.5	3.3(b)(c)	$298.2	5.1(c)(d)	$375.0
Repurchases to Mitigate the Dilutive Effect of the Shares Issued Under Our Stock Incentive Plans and Employee Stock Purchase Plan	0.9(e)	82.4	1.2(e)	110.3	3.8(e)(f)	287.7
Total Repurchases	4.4	$381.9	4.5	$408.5	8.9	$662.7

(a) In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. During the year ended December 31, 2008, we repurchased 3.2 million shares of common stock for $272.7 million under this share repurchase program. We anticipate that this program will be completed by February 2010.

(b) In May 2007, our Board of Directors approved a new $200 million, one-year share repurchase program which commenced in July 2007. During the year ended December 31, 2008, we repurchased 0.3 million shares of

common stock for $26.8 million under this share repurchase program. During the year ended December 31, 2007, we repurchased 1.9 million shares of common stock for $173.2 million under this share repurchase program. This program was completed in February 2008.

(c) In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which commenced in October 2006. During the year ended December 31, 2007, we repurchased 1.4 million shares of common stock for $125.0 million under this share repurchase program. During the year ended December 31, 2006, we repurchased 0.9 million shares of common stock for $75.0 million under this share repurchase program. This program was completed in July 2007.

(d) In January 2006, our Board of Directors approved an additional $100 million to our then existing $400 million, two-year share repurchase program announced in February 2005. The program was completed in September 2006.

(e) In August 2006, our Board of Directors approved a new four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and employee stock purchase plan ("ESPP"). During the year ended December 31, 2008, we repurchased 0.9 million shares of common stock for $82.4 million under this share repurchase program. During the year ended December 31, 2007, we repurchased 1.2 million shares of common stock for $110.3 million under this share repurchase program. During the year ended December 31, 2006, we repurchased 1.1 million shares of common stock for $87.9 million under this share repurchase program. This program expires in August 2010.

(f) In July 2003, our Board of Directors approved a three-year, six million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. This program was completed in August 2006.

Note 10. Pension and Postretirement Benefits

Through June 30, 2007, we offered substantially all of our U.S.-based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (the "U.S. Qualified Plan"). The defined benefit plan covers active and retired employees including retired individuals from spin-off companies (see Note 13 to these consolidated financial statements included in this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranges from 3% to 12.5%, based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. We also maintain supplemental and excess plans in the United States (the "U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 73% and 16% of our pension obligation, respectively, at December 31, 2008. Our employees in certain of our international operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

In addition to providing pension benefits, we provide various health care and life insurance benefits for retired employees. U.S.-based employees, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are also determined actuarially.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

In addition, on May 1, 2006, we added a new supplemental pension plan in the U.S. for certain key employees.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. All non-vested participants under the two plans who were actively employed as of June 30, 2007, were immediately vested on July 1, 2007. As a result, we recognized a curtailment charge of $3.2 million during the second quarter of 2007.

We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 (our International year-end excluding Canada) for other non-U.S. plans.

On December 31, 2006, we adopted SFAS No. 158 which requires the recognition of the underfunded or overfunded status of defined benefit postretirement plans (other than multi-employer plans) as an asset or a liability in the statement of financial position. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of AOCI in shareholders' equity. Additional minimum pension liabilities and related intangible assets are derecognized upon adoption of the new standard. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the employer's fiscal year-end statement of financial position, with limited exceptions.

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also reconciles the funded status of these obligations to the amounts reflected in our financial statements, and identifies the line items in our consolidated balance sheets where the related assets and liabilities are recorded.

	Pension Plans		Postretirement Benefits	
	2008	2007	2008	2007
Change in Benefit Obligations:				
Benefit Obligation at January 1	$(1,591.4)	$(1,676.7)	$(84.3)	$(91.3)
Service Cost	(5.8)	(11.6)	(0.6)	(0.7)
Interest Cost	(95.1)	(91.3)	(4.6)	(4.8)
Benefits Paid	94.8	96.0	20.6	23.7
Direct Subsidies Received	—	—	(2.7)	(2.6)
Plan Amendment	—	(0.4)	—	—
Impact of Curtailment Gain	1.1	40.8	—	—
Settlement	—	2.8	—	—
Special Termination Benefit	(1.1)	—	—	—
Plan Participant Contributions	(0.6)	(0.8)	(11.0)	(7.7)
Actuarial Gain (Loss)	36.0	32.4	2.9	(0.7)
Assumption Change	(17.1)	39.2	0.5	(0.2)
Effect of Changes in Foreign Currency Exchange Rates	67.4	(21.8)	—	—
Benefit Obligation at December 31	$(1,511.8)	$(1,591.4)	$(79.2)	$(84.3)
Change in Plan Assets:				
Fair Value of Plan Assets at January 1	$ 1,589.0	$ 1,534.7	$ —	$ —
Actual Return on Plan Assets	(392.2)	105.7	—	—
Employer Contributions	23.0	30.9	6.9	13.4
Direct Subsidies Received	—	—	2.7	2.6
Plan Participant Contributions	0.6	0.8	11.0	7.7
Benefits Paid	(94.8)	(96.0)	(20.6)	(23.7)
Settlement	—	(3.1)	—	—
Effect of Changes in Foreign Currency Exchange Rates	(51.0)	16.0	—	—
Fair Value of Plan Assets at December 31	$ 1,074.6	$ 1,589.0	$ —	$ —

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

	At December 31,			
	2008	2007	2008	2007
Reconciliation of Funded Status to Total Amount Recognized:				
Funded Status of Plan	$ (437.2)	$ (2.4)	$(79.2)	$(84.3)
Amounts Recognized in the Consolidated Balance Sheets:				
Prepaid Pension Costs	$ 0.1	$ 275.2	$ —	$ —
Accrued Pension and Postretirement Benefits	(421.7)	(263.1)	(69.5)	(73.3)
Accrued Payroll	(15.6)	(14.5)	(9.7)	(11.0)
Net Amount Recognized	$ (437.2)	$ (2.4)	$(79.2)	$(84.3)
Accumulated Benefit Obligation	$1,485.2	$1,560.8	N/A	N/A
Amount Recognized in Accumulated Other Comprehensive Income Consists of:				
Actuarial (Gain) Loss	$ 855.2	$ 378.8	$(28.4)	$(23.6)
Prior Service Cost (Credit)	7.9	8.8	(1.3)	(8.7)
Total Amount Recognized—Pretax	$ 863.1	$ 387.6	$(29.7)	$(32.3)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:				
Amortization of Actuarial Gain (Loss), Before Taxes of $5.6 in 2008 and $7.5 in 2007	$ (16.2)	$ (23.5)	$ 1.9	$ 1.5
Amortization of Prior Service Credit (Cost), Before Taxes of $2.6 in 2008 and $(2.1) in 2007	$ (0.9)	$ (1.4)	$ 7.5	$ 7.5
Actuarial (Gain) Loss Arising During the Year, Before Taxes of $190.0 in 2008 and $34.7 in 2007	$ 492.6	$ (101.5)	$ (6.7)	$ 1.0
Prior Service Cost Arising During the Year, Before Taxes of $1.6 in 2007	$ —	$ (4.7)	$ (0.1)	$ —

Grantor Trusts are used to fund the U.S. Non-Qualified Plans. At December 31, 2008 and 2007, the balances in these trusts were $7.2 million and $8.0 million, respectively, included as components of "Other Non-Current Assets" in the consolidated balance sheets.

As of December 31, 2008 and 2007, our pension plans have an aggregate of $855.2 million and $378.8 million, respectively, of actuarial losses that have not yet been included in net periodic benefit cost. These losses represent the cumulative effect since the inception of SFAS No. 87 of demographic and investment experience, as well as assumption changes that have been made in measuring the plans' liabilities. The deferred asset gain or loss is not yet reflected in the market-related value of plan assets are excluded in determining the loss amortization. At December 31, 2008 and 2007, our pension plans had approximately $384.1 million of deferred asset losses and $29.4 million of deferred asset gains which is excluded from determining the loss amortization. The remaining losses, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the inactive participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from 11 to 16 years for the U.S. plans and 8 to 37 years for the non-U.S. plans. For certain of our non-U.S. plans, almost all of the plan participants are inactive. In addition, the postretirement benefit plan had $28.4 million and $23.6 million of actuarial gains as of December 31, 2008 and 2007, respectively. It will be amortized into expense in the same manner as described above. The amortization period approximates 10 years.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

Underfunded or Unfunded Accumulated Benefit Obligations

The following table sets forth for certain pension plans, our underfunded or unfunded accumulated benefit obligation (which is the fair value of the plan assets for certain pension plans with accumulated benefit obligations that are in excess of the plan assets) and the related projected benefit obligation (which is the fair value of the plan assets for certain pension plans with projected benefit obligations that are in excess of the plan assets):

	2008	2007
Accumulated Benefit Obligation	$1,467.9	$440.3
Fair Value of Plan Assets	1,056.3	191.0
Unfunded Accumulated Benefit Obligation	$ 411.6	$249.3
Projected Benefit Obligation	$1,493.3	$468.0

The underfunded or unfunded accumulated benefit obligations at December 31, 2008 consisted of $374.4 million and $37.2 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively. The 2008 increase was primarily driven by the reduction of the funded status for the U.S. Qualified Plan from a surplus at December 31, 2007 to a deficit at December 31, 2008 due to significant asset losses and a lower discount rate in 2008. The underfunded or unfunded accumulated benefit obligations at December 31, 2007 consisted of $205.9 million and $43.4 million related to our U.S. Non-Qualified Plans and non-U.S. defined benefit plans, respectively.

Net Periodic Pension Costs

The following table sets forth the components of the net periodic cost associated with our pension plans and our postretirement benefit obligations.

	Pension Plans			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Components of Net Periodic Cost:						
Service Cost	$ 5.8	$ 11.6	$ 19.0	$ 0.6	$ 0.7	$ 0.7
Interest Cost	95.1	91.3	87.7	4.6	4.8	5.1
Expected Return on Plan Assets	(121.7)	(117.1)	(113.5)	—	—	—
Amortization of Prior Service Cost (Credit)	0.9	1.4	2.3	(7.5)	(7.5)	(7.5)
Recognized Actuarial (Gain) Loss	16.2	23.5	31.5	(1.9)	(1.5)	(1.8)
Net Periodic (Income) Cost	$ (3.7)	$ 10.7	$ 27.0	$(4.2)	$(3.5)	$(3.5)
Estimated 2009 Amortization from Accumulated Other Comprehensive Income						
Actuarial Loss (Gain)	$ 24.0	N/A	N/A	$(2.0)	N/A	N/A
Prior Service Cost	0.8	N/A	N/A	(3.8)	N/A	N/A
Total	$ 24.8	N/A	N/A	$(5.8)	N/A	N/A

In addition, we incurred a special termination benefit charge of $1.1 million for the year ended December 31, 2008 and a settlement charge of $1.0 million in the year ended December 31, 2007, related to our Canadian plan. We also incurred curtailment charges of $3.2 million and $3.1 million for our U.S. pension plans for the years ended December 31, 2007 and 2006, respectively. These charges were associated with Financial Flexibility initiatives. Also, we recognized a curtailment gain of $0.4 million for our postretirement benefit plan for the year ended December 31, 2006.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

We apply our long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost, as provided under SFAS No. 87. Since the market-related value of assets recognizes gains or losses over a five-year-period, the future value of assets will be impacted as previously deferred gains or losses are amortized. At December 31, 2008 and 2007, the market-related value of assets of our pension plans was $1,458.7 million and $1,559.6 million, respectively, compared with the fair value of the plan assets of $1,074.6 million and $1,589.0 million, respectively.

The following table sets forth the assumptions we used to determine our pension plan and postretirement benefit plan obligations for December 31, 2008 and 2007.

	Pension Plans		Postretirement Benefits	
	2008	2007	2008	2007
Weighted Average Discount Rate	6.21%	6.23%	6.23%	6.11%
Weighted Average Rate of Compensation Increase	5.18%	4.00%	N/A	N/A
Cash Balance Accumulation/Conversion Rate	6.72%/7.11%/6.36%	4.75%	N/A	N/A

The following table sets forth the assumptions we used to determine net periodic benefit cost for the years ended December 31, 2008, 2007 and 2006.

	Pension Plans			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Weighted Average Discount Rate	5.93%	5.50%	5.38%	6.11%	5.64%	5.30%
Weighted Average Expected Long-Term Return on Plan Assets	7.49%	7.76%	7.95%	N/A	N/A	N/A
Weighted Average Rate of Compensation Increase	5.27%	4.07%	3.65%	N/A	N/A	N/A
Cash Balance Accumulation/Conversion Rate	4.75%	4.75%	4.75%	N/A	N/A	N/A

The expected long-term rate of return assumption was 8.25% in each of the years ended December 31, 2008, 2007 and 2006, respectively, for the U.S. Qualified Plan, our principal pension plan. For the year ended December 31, 2009, we will continue to apply an 8.25% expected long-term rate of return assumption to the U.S. Qualified Plan. This assumption is based on the plan's 2009 target asset allocation of 65% equity securities, 29% debt securities and 6% real estate. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class (the portion of plan assets that are actively managed) and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans.

	Asset Allocations		Target Asset Allocations	
	For the Years Ended December 31,			
	2008	2007	2008	2007
Equity Securities	62%	64%	65%	65%
Debt Securities	31	31	30	30
Real Estate	7	5	5	5
Total	100%	100%	100%	100%

The U.S. Qualified Plan, our principal plan, employs a total return investment approach in which a mix of equity, debt and real estate investments are used to achieve a competitive long-term rate on plan assets at a prudent level of risk. The plan's target asset allocation is 65% equity securities (range of 60% to 70%), 29% debt securities (range of 24% to 34%) and 6% real estate (range of 3% to 9%). The plans actual allocation is controlled by periodic rebalancing back to target. Plan assets are invested using a combination of active and passive (indexed) investment strategies. Active strategies employ multiple investment management firms.

The plan's equity securities are diversified across U.S. and non-U.S. stocks. The active investment managers employ a range of investment styles and approaches that are combined in a way that compensates for capitalization and style biases versus benchmark indices. The plan's debt securities are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations. Generally, up to 10% of the actively managed debt securities may be invested in securities rated below investment grade. The plan's real estate investments are made through a commingled equity real estate fund of U.S. properties diversified by property type and geographic location.

Investment risk is controlled through diversification among multiple asset classes, managers and investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment manager level by requiring managers to follow formal written investment guidelines and by assigning them excess return and tracking error targets. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted. The plan's active investment managers are prohibited from investing plan assets in equity or debt securities issued or guaranteed by us.

We use a discount rate to measure the present value of pension plan obligations and postretirement health care obligations at year-end as well as to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above.

We expect to contribute $25.3 million to our U.S. Non-Qualified plans and non-U.S. pension plans and $9.7 million to our postretirement benefit plan for the year ended December 31, 2009. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2009 for the 2008 plan year. In addition, we are not required to make quarterly contributions for the 2009 plan year. Final funding requirements for fiscal 2009 will be determined based on our January 2009 funding actuarial valuation.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2018. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions.

	Pension Plans	Postretirement Benefits		
		Gross Expected Benefit Payment	Gross Expected Subsidy	Net Expected Benefit Payment
2009	$ 96.1	$12.7	$ 3.0	$9.7
2010	98.3	12.1	3.2	8.9
2011	104.0	11.5	3.3	8.2
2012	97.9	11.0	3.5	7.5
2013	99.2	10.4	3.6	6.8
2014-2018	526.5	45.5	17.8	27.7

For measurement purposes, a 10% and 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for medical and prescription drug, respectively, for the year ended December 31, 2008. The rates are assumed to decrease gradually to 5% in 2015, and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	
	Increase	Decrease
Benefit Obligation at End of Year	$1.3	$(1.1)
Service Cost Plus Interest Cost	$0.1	$(0.1)

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for an employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In 2006, we contributed an amount equal to 50% of an employee's first 6% of contributions, up to a maximum of 3% of the employee's salary. In the second quarter of 2007, we amended our matching policy in the 401(k) plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%), from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) Plan limitations. See Note 18 to these consolidated financial statements included in this Annual Report on Form 10-K for changes to our 401(k) Plan.

We recognized expense associated with our employer contributions to the plan of $19.2 million, $12.0 million and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 11. Employee Stock Plans

On January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective method. Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations in accounting for our programs. Accordingly, no compensation cost was recognized for grants under the stock option programs and ESPP prior to January 1, 2006.

Under the Modified Prospective method, compensation cost associated with the stock option programs recognized for the years ended December 31, 2008, 2007 and 2006 includes (a) compensation cost for stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for stock options granted subsequent to January 1, 2006, based on the grant-date fair value under SFAS No. 123R. SFAS No. 123R also requires us to estimate future forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur. As a result, we have adjusted for this cumulative effect and recognized a pre-tax reduction in stock-based compensation of $0.5 million related to our restricted stock and restricted stock unit programs during the first quarter of 2006.

As a result of the adoption of SFAS No. 123R, our results for the year ended December 31, 2006 included incremental stock-based compensation expense of $13.1 million, net of a pre-tax reduction in stock-based compensation expense of $0.5 million related to the accumulated effect of forfeiture assumptions on our restricted stock and restricted stock unit programs. Therefore, as a result of our adoption of SFAS No. 123R, our income before provision for income taxes and our net income for the year ending December 31, 2006 were reduced by $13.1 million and $8.2 million, respectively. The impact of the adoption on basic and diluted earning per share in 2006 was $0.13 per share and $0.12 per share, respectively. This requirement also reduced net cash provided by operating activities and increased net cash used in financing activities by $39.6 million for the year ended December 31, 2006.

The total stock-based compensation expense recognized for the years ended December 31, 2008, 2007 and 2006 was $27.6 million, $25.9 million and $20.8 million, respectively. The expected tax benefit associated with our stock-based compensation programs was $10.1 million, $9.6 million and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our practice has been to settle all awards issued under the stock incentive plans and ESPP through the issuance of treasury shares. In addition, we have in place share repurchase programs to mitigate the dilutive effect of the shares issued under these plans.

Stock Incentive Plans

The Dun & Bradstreet Corporation 2000 Stock Incentive Plan ("2000 SIP") and Non-Employee Directors' Stock Incentive Plan ("2000 DSIP") allow for the granting of stock-based awards, such as, but not limited to, stock options, restricted stock and restricted stock units, to certain employees and non-employee directors. The 2000 SIP is authorized to issue up to 9.7 million shares of our common stock. On May 2, 2007, our shareholders approved an amendment increasing the authorization under the 2000 DSIP from 0.3 million shares of common stock to 0.7 million shares of common stock. At December 31, 2008, 2007 and 2006, 1,177,438 shares, 1,889,085 shares, and 2,557,155 shares of our common stock, respectively, were available for future grants under the 2000 SIP and 344,365 shares, 386,212 shares, and 21,187 shares shares of our common stock, respectively, were available for future grants under the 2000 DSIP.

Stock Option Programs

Stock options granted under the 2000 SIP generally vest in four equal installments beginning on the first anniversary of the grant. Stock options granted under the 2000 DSIP generally vest 100% on the first anniversary of the grant. All stock options generally expire 10 years from the date of the grant.

For stock options granted prior to the adoption of SFAS No. 123R, compensation expense is recognized on a straight-line basis over the vesting period. For stock options granted after the adoption of SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the shorter of the vesting period or the period from the grant date to the date when retirement eligibility is achieved. The total compensation expense associated with our stock option program was $11.0 million, $11.9 million and $12.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The expected total tax benefit associated with our stock option programs was $4.2 million, $4.4 million and $4.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

	2008	2007	2006
Expected stock price volatility	20%	22%	23%
Expected dividends	1.4%	1.1%	0.0%
Expected terms (in years)	6.21	6.21	6.22
Weighted average risk-free interest rate	3.16%	4.68%	4.61%
Weighted average fair value of options granted	$19.48	$25.53	$24.72

Expected volatilities are derived from the historical volatility of our common stock. Beginning in 2006, the expected term was determined using the simplified method for estimating expected option life, as prescribed under SAB No. 107. Prior to 2006, the expected term was estimated using historical patterns and management's judgment. The risk-free interest rate for the corresponding expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

Changes in stock options for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

Stock Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	5,740,625	$34.05		
Granted	474,170	$71.69		
Exercised	(1,743,546)	$28.08		
Forfeited or expired	(542,427)	$47.08		
Outstanding at December 31, 2006	3,928,822	$39.43		
Granted	416,119	$89.27		
Exercised	(994,949)	$29.78		
Forfeited or expired	(111,626)	$63.92		
Outstanding at December 31, 2007	3,238,366	$47.95		
Granted	443,260	$88.22		
Exercised	(717,391)	$33.74		
Forfeited or expired	(122,601)	$76.95		
Outstanding at December 31, 2008	2,841,634	$56.57	5.6	$67.7
Exercisable and unvested expected to vest at December 31, 2008	2,717,180	$55.25	5.4	$67.5
Exercisable at December 31, 2008	1,938,616	$43.97	4.3	$65.7

Stock options outstanding at December 31, 2008 were originally granted during the years 1999 through 2008 and are exercisable over periods ending no later than 2018. At December 31, 2007 and 2006, stock options for 2,072,849 shares and 2,454,046 shares of our common stock, respectively, were exercisable.

The total intrinsic value of stock options exercised during the year ended December 31, 2008 was $39.9 million and includes D&B stock options exercised by both D&B and Moody's employees. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the separation of D&B and Moody's Corporation in September 2000.

The annual award of stock options to employees is generally granted in February of the following year.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price Per Share
$14.04-$27.86	302,587	1.6	$20.87	302,587	$20.87
$31.36-$34.61	511,885	3.8	$33.81	511,885	$33.81
$35.51-$42.05	399,289	3.2	$36.69	399,289	$36.69
$48.07-$59.86	238,895	5.1	$53.51	238,895	$53.51
$60.54-$67.98	319,287	6.2	$61.26	238,682	$61.28
$70.74-$78.61	293,195	7.2	$71.95	143,882	$71.73
$86.22-$88.33	335,841	8.2	$88.03	91,946	$88.09
$88.37-$103.63	440,655	9.1	$89.57	11,450	$99.12
Total	2,841,634			1,938,616	

Total unrecognized compensation cost related to nonvested stock options at December 31, 2008 was $9.5 million. This cost is expected to be recognized over a weighted average period of 2.0 years. The total fair value of stock options vested during the year ended December 31, 2008 was $11.3 million.

Cash received from the exercise of D&B stock options for the year ended December 31, 2008 was $18.3 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $16.1 million for the year ended December 31, 2008. The expected tax benefit includes both D&B and Moody's stock options exercised by D&B employees.

Restricted Stock and Restricted Stock Unit Programs

The adoption of SFAS No. 123R did not change our accounting for restricted stock and restricted stock units. The compensation expense associated with our restricted stock and restricted stock units has been included in net income. The fair value of restricted stock and restricted stock units is determined based on the average of high and low trading prices of our common stock on the date of grant.

Beginning in 2004, certain employees were provided an opportunity to receive an award of restricted stock or restricted stock units in the future. That award is contingent on performance against the same goals that drive payout under the annual cash incentive plan. The restricted stock or restricted stock units will be granted, if at all, after the one-year performance goals have been met and will then vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a graded-vesting basis over four years, including the performance period.

In addition, from time-to-time, in order to attract and retain executive talent, the company issues special grants of restricted stock or restricted stock units. These grants generally vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a straight-line basis over the life of the award.

Our non-employee directors receive grants of restricted stock units as part of their annual equity retainer. These grants vest on a cliff basis three years from the date of grant. Compensation expense associated with these awards is generally recognized in the year the award is granted.

Total compensation expense associated with restricted stock, restricted stock units and restricted stock opportunity was $15.6 million, $13.1 million and $7.1 million (net of $0.5 million related to the accumulated effect of forfeiture assumptions) for the years ended December 31, 2008, 2007 and 2006, respectively. The expected total tax benefit associated with restricted stock, restricted stock units and restricted stock opportunity was $5.9 million, $5.2 million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Changes in our nonvested restricted stock and restricted stock units for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

Restricted Stock/Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Nonvested shares at December 31, 2005	402,764	$53.64	1.6	$27.0
Granted	305,670	$71.31		
Vested	(137,355)	$45.58		
Forfeited	(114,320)	$65.60		
Nonvested shares at December 31, 2006	456,759	$64.90	1.7	$37.8
Granted	203,683	$91.94		
Vested	(129,047)	$63.26		
Forfeited	(56,823)	$76.51		
Nonvested shares at December 31, 2007	474,572	$75.57	1.3	$42.1
Granted	230,084	$90.55		
Vested	(196,483)	$68.79		
Forfeited	(65,084)	$86.58		
Nonvested shares at December 31, 2008	443,089	$84.74	1.4	$34.2

The annual restricted stock and restricted stock units awarded to employees are generally granted in February following the conclusion of the fiscal year for which the performance-based restricted stock opportunity goals were measured and attained.

Total unrecognized compensation cost related to nonvested restricted stock and restricted stock units at December 31, 2008 was $18.1 million. This cost is expected to be recognized over a weighted average period of 2.4 years.

The total fair value of restricted stock and restricted stock units vesting during the years ended December 31, 2008, 2007 and 2006 was $17.8 million, $12.0 million and $9.8 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock and restricted stock units totaled $6.6 million, $4.5 million and $3.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Employee Stock Purchase Plan

Under The Dun & Bradstreet Corporation 2000 ESPP we are authorized to sell up to 1.5 million shares of our common stock to our eligible employees of which 680,679 remain available for future purchases as of December 31, 2008.

Under the terms of the ESPP, our employees can purchase our common stock at a 15% discount from market value, subject to certain limitations as set forth in the ESPP. The purchase price of the stock on the date of purchase is 85% of the average high and low sale prices of our shares on the New York Stock Exchange on the last trading day of the month. Under the ESPP, we sold 74,598, 68,012 and 82,825 shares to employees for the years ended December 31, 2008, 2007 and 2006, respectively. The total compensation expense related to our ESPP was $1.0 million, $0.9 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006. Cash received from employees participating in the ESPP for the year ended December 31, 2008 was $5.5 million.

Note 12. Lease Commitments and Contractual Obligations

Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expenses under operating leases (cancelable and non-cancelable) were $30.0 million, $34.7 million and $33.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we may terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC is responsible for the data center operations, technology help desk and network management functions in the U.S. and UK and for certain application development and maintenance through July 31, 2012. This agreement was amended in March 2008, which, among other things, increased certain of the services level agreements that CSC is required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. The obligation under the contract is based on our historical and expected future level of usage and volume. If our future volume changes, payments under the contract could vary up or down based on specified formulas. Charges are subject to increases to partially offset inflation. We incurred costs of $77.6 million, $80.4 million and $76.1 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT will be responsible for performing certain marketing and credit-calling activities previously performed by our own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of $3.2 million, $4.5 million and $4.1 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery, customer service and financial processes to IBM. We may terminate this agreement for a fee at any time. We incurred costs of $30.1 million, $30.7 million and $25.5 million under this contract for the years ended December 31, 2008, 2007 and 2006, respectively.

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom Corporation in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers. In November 2008, we extended the term of the outsourcing agreement through 2011. In addition, in November 2008 we also entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfilled processes to Acxiom. We incurred fulfillment costs of $7.5 million, $6.6 million and $1.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2008.

Contractual Obligations	2009	2010	2011	2012	2013	Thereafter	Total
Operating Leases	$ 28.8	$ 22.5	$19.8	$16.3	$12.0	$30.2	$129.6
Obligations to Outsourcers	$123.1	$100.6	$95.4	$45.8	$ 1.1	$ —	$366.0

The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. Our long-term contingent liabilities with respect to tax and legal matters are discussed in Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to senior notes and credit facilities are discussed in Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to spin-off obligations are discussed in Note 15 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to unrecognized tax benefits are discussed in Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 13. Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to the probability of the outcome and/or amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly. It is possible that the ultimate resolution of our liabilities and contingencies could be at amounts that are different from our currently recorded reserves and that such differences could be material.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on our results of operations, cash flows or financial position, with the possible exception of the matters described below.

In order to understand our exposure to the potential liabilities described below, it is important to understand the relationship between us and Moody's Corporation, our predecessors and other parties that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the Company then known as The Dun & Bradstreet Corporation ("D&B1") separated through a spin-off into three separate public companies: D&B1, ACNielsen Corporation ("ACNielsen") and

Cognizant Corporation ("Cognizant") (the "1996 Distribution"). This was accomplished through a spin-off by D&B1 of its stock in ACNielsen and Cognizant. In June 1998, D&B1 separated through a spin-off into two separate public companies: D&B1, which changed its name to R.H. Donnelley Corporation ("Donnelley/ D&B1"), and a new company named The Dun & Bradstreet Corporation ("D&B2") (the "1998 Distribution"). During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR") (the "1998 Cognizant Distribution"). (NMR was subsequently acquired by VNU BV, and in 2008 VNU changed its name to The Nielsen Company BV ("Nielsen").) In September 2000, D&B2 separated through a spin-off into two separate public companies: D&B2, which changed its name to Moody's Corporation ("Moody's" and also referred to elsewhere in this Annual Report on Form 10-K as "Moody's/D&B2"), and a new company named The Dun & Bradstreet Corporation ("we" or "D&B3" and also referred to elsewhere in this Annual Report on Form 10-K as "D&B") (the "2000 Distribution").

Tax Matters

Moody's/D&B2 and its predecessors entered into global tax-planning initiatives in the normal course of business, principally through tax-free restructurings of both their foreign and domestic operations. As further described below, we undertook contractual obligations to be financially responsible for a portion of certain liabilities arising from certain historical tax-planning initiatives ("Legacy Tax Matters").

As of the end of 2005, settlement agreements had been executed with the Internal Revenue Service ("IRS") with respect to the Legacy Tax Matters previously referred to in our SEC filings as "Utilization of Capital Losses" and "Royalty Expense Deductions." With respect to the Utilization of Capital Losses matter, the settlement agreement resolved the matter in its entirety. For the Royalty Expense Deductions matter, the settlement covered tax years 1995 and 1996, which represented substantially all of the total potential liability to the IRS, including penalties. We believe we are adequately reserved for the remaining exposure.

In addition, with respect to these two settlement agreements, we believe that IMS and NMR did not pay the IRS the full portion of the settlements they were required to pay under the applicable spin-off agreements. In 2008, D&B, Donnelley/D&B1 and Moody's/D&B2 resolved their dispute with IMS and NMR with respect to the Utilization of Capital Losses matter. We, Donnelley/D&B1 and Moody's/D&B2 may commence arbitration against IMS and NMR with respect to amounts owed by them with respect to the Royalty Expense Deductions matter.

We believe that the resolution of the remaining exposure to the IRS under the Royalty Expense Deductions matter and the foregoing disputes with IMS and NMR will not have a material adverse impact on D&B's financial position, results of operations or cash flows.

With regard to the Legacy Tax Matter referred to as "Amortization and Royalty Expense Deductions/ Royalty Income—1997-2007," we previously disclosed that we made a deposit of $39.8 million with the IRS in 2006. In 2007, we requested the return of that deposit. In 2007, the IRS applied $16 million of our deposit in satisfaction of deficiencies assessed for tax years 1997, 1998, 2001 and 2002 and returned approximately $8 million of the deposit to us. In 2008, the IRS returned the balance of the deposit to us (net of the $16 million used to satisfy the deficiencies). We will report a further gain and a further return of cash if and to the extent we are able to recover any of the $16 million used by the IRS to satisfy the deficiencies.

Legal Proceedings

Hoover's—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover's Inc. ("Hoover's"), certain of its then current and former officers and directors (the "Individual Defendants"), and one of the underwriters of Hoover's July 1999 initial public offering ("IPO"). The lawsuit was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Hoover's stock between July 20, 1999 and

December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover's and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover's IPO to certain investors in exchange for commissions and agreements by those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover's IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. Hoover's moved to dismiss all claims against it but the motion was denied. On December 5, 2006, the Second Circuit vacated a decision by the district court granting class certification in six "focus" cases, which are intended to serve as test cases. Plaintiffs selected these six cases, which do not include Hoover's. On April 6, 2007, the Second Circuit denied the petition for rehearing filed by plaintiffs, but noted that plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

Prior to the Second Circuit's decision, the majority of issuers, including Hoover's, had submitted a settlement agreement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuers which terminated the proposed settlement. On August 14, 2007, plaintiffs filed amended complaints in the six focus cases. On September 27, 2007, the plaintiffs moved to certify a class in the six focus cases. On November 14, 2007, the issuers and the underwriters named as defendants in the six focus cases filed motions to dismiss the amended complaints against them. On March 26, 2008, the district court dismissed the Securities Act claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all other claims, the motions to dismiss were denied. On October 10, 2008, at the request of Plaintiffs, Plaintiffs' motion for class certification was withdrawn, without prejudice. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. No amount in respect of any potential judgment in this matter has been accrued in our consolidated financial statements.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors of the Company. Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

Note 14. Segment Information

The operating segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. We manage our operations and our results are reported under the following two segments: U.S. and International (which consists of operations in Europe, Canada, Asia Pacific and Latin America). Our customer solution sets are Risk Management Solutions™, Sales & Marketing Solutions™ and Internet Solutions (formerly known as E-Business Solutions™). Inter-segment sales are immaterial and no single customer accounted for 10% or

more of the Company's total revenue. For management reporting purposes, we evaluate business segment performance before restructuring charges because restructuring charges are not a component of our ongoing income or expenses and may have a disproportionate positive or negative impact on the results of our ongoing underlying business. Additionally, transition costs, which are period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement our Financial Flexibility initiatives, are not allocated to our segments.

	For the Years Ended December 31,		
	2008	2007	2006
Revenue:			
U.S.	$1,321.1	$1,248.3	$1,164.2
International	405.2	350.9	310.7
Consolidated Total	$1,726.3	$1,599.2	$1,474.9
Operating Income (Loss):			
U.S.	$ 496.5	$ 466.0	$ 425.8
International	87.7	69.0	74.6
Total Divisions	584.2	535.0	500.4
Corporate and Other(1)	(114.5)	(109.4)	(106.7)
Consolidated Total	469.7	425.6	393.7
Non-Operating Income (Expense), Net	(30.8)	0.7	(13.3)
Income before Provision for Income Taxes	$ 438.9	$ 426.3	$ 380.4
Depreciation and Amortization:(2)			
U.S.	$ 43.6	$ 31.9	$ 24.6
International	13.8	12.2	7.3
Total Divisions	57.4	44.1	31.9
Corporate and Other	1.1	2.5	0.2
Consolidated Total	$ 58.5	$ 46.6	$ 32.1
Capital Expenditures:(3)			
U.S.	$ 5.7	$ 11.0	$ 4.2
International	5.6	2.1	7.4
Total Divisions	11.3	13.1	11.6
Corporate and Other	0.5	0.6	—
Consolidated Total	$ 11.8	$ 13.7	$ 11.6
Additions to Computer Software and Other Intangibles:(4)			
U.S.	$ 36.8	$ 47.1	$ 32.3
International	10.5	11.3	8.3
Total Divisions	47.3	58.4	40.6
Corporate and Other	0.4	—	—
Consolidated Total	$ 47.7	$ 58.4	$ 40.6
Assets:			
U.S.	$ 733.5	$ 677.6	$ 513.3
International	581.1	581.5	424.9
Total Divisions	1,314.6	1,259.1	938.2
Corporate and Other (primarily taxes)	271.4	399.7	421.9
Consolidated Total	$1,586.0	$1,658.8	$1,360.1
Goodwill(5):			
U.S.	$ 228.0	$ 217.2	$ 125.1
International	169.6	126.6	99.9
Consolidated Total	$ 397.6	$ 343.8	$ 225.0

(1) The following table itemizes "Corporate and Other:"

	At December 31,		
	2008	2007	2006
Corporate Costs	$ (70.7)	$ (71.3)	$ (64.3)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(12.4)	(13.0)	(16.9)
Restructuring Expense	(31.4)	(25.1)	(25.5)
Total Corporate and Other	$(114.5)	$(109.4)	$(106.7)

(2) Includes depreciation and amortization of Property, Plant and Equipment, Computer Software and Other Intangibles.

(3) Capital expenditures in the U.S. decreased $5.3 million for the year ended December 31, 2008 as compared to December 31, 2007. This decrease was primarily driven by approximately $6.1 million of furniture and equipment primarily related to our Center Valley, Pennsylvania facility, which was included in accounts payable on the accompanying consolidated balance sheet as of December 31, 2006, and was paid for in the year ended December 31, 2007.

Capital expenditures in International increased $3.5 million for the year ended December 31, 2008 as compared to December 31, 2007. This increase was primarily driven by increased leasehold improvements and furniture and equipment additions in 2008.

(4) Additions to computer software and other intangibles in the U.S. and International decreased $10.3 million and $0.8 million, respectively, for the year ended December 31, 2008 as compared to December 31, 2007. This decrease was primarily driven by a longer software product development cycle in 2008 versus 2007.

(5) The increase in goodwill in the U.S. from $217.2 million at December 31, 2007 to $228.0 million at December 31, 2008, is primarily attributable to earn-out payments made for the achievement of certain financial performance metrics attributable to the acquisition of First Research and purchase accounting adjustments related to our previous acquisitions. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

The increase in goodwill in International from $126.6 million at December 31, 2007 to $169.6 million at December 31, 2008, is primarily attributable to our current year acquisition and majority-owned joint ventures as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. These were partially offset by the impact of foreign currency translation and the sale of our Italian real estate business.

The increase in goodwill in the U.S. from $125.1 million at December 31, 2006 to $217.2 million at December 31, 2007, is primarily attributable to the acquisitions described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. The increase in goodwill in International from $99.9 million at December 31, 2006 to $126.6 million at December 31, 2007, is primarily attributable to the majority-owned joint ventures as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the impact of foreign currency translation.

Supplemental Geographic and Customer Solution Set Information:

	At December 31,		
	2008	2007	2006
Long-Lived Assets:(6)			
U.S.	$436.9	$708.5	$463.7
International	256.0	182.3	136.4
Consolidated Total	$692.9	$890.8	$600.1

(6) The decrease in long-lived assets in the U.S. to $436.9 million at December 31, 2008 from $708.5 million at December 31, 2007 is primarily attributable to the decrease in prepaid pension costs to a net liability position. The increase in long-lived assets in the U.S. to $708.5 million at December 31, 2007 from $463.7 million at December 31, 2006 was primarily attributable to the increase in prepaid pension costs and the acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

The increase in long-lived assets in International to $256.0 million at December 31, 2008 from $182.3 million at December 31, 2007 is primarily attributable to our current year acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

	For the Years Ended December 31,		
	2008	2007	2006
Customer Solution Set Revenue:			
U.S.:			
Risk Management Solutions	$ 792.4	$ 758.4	$ 725.2
Sales & Marketing Solutions	410.7	389.5	355.8
Internet Solutions	118.0	100.4	83.2
Total U.S. Revenue	1,321.1	1,248.3	1,164.2
International:			
Risk Management Solutions	318.6	273.8	248.8
Sales & Marketing Solutions	79.7	70.0	56.4
Internet Solutions	6.9	7.1	5.5
Total International Revenue	405.2	350.9	310.7
Consolidated Total:			
Risk Management Solutions	1,111.0	1,032.2	974.0
Sales & Marketing Solutions	490.4	459.5	412.2
Internet Solutions	124.9	107.5	88.7
Consolidated Revenue	$1,726.3	$1,599.2	$1,474.9

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	At December 31,	
	2008	2007
Restructuring Accruals	$ 21.9	$ 6.1
Professional Fees	35.9	57.0
Operating Expenses	34.1	30.1
Spin-Off Obligation(1)	21.2	19.9
Dividends Payable(2)	—	17.1
Other Accrued Liabilities	50.5	47.1
	$163.6	$177.3

(1) As part of our spin-off from Moody's/D&B2 in 2000, Moody's/D&B2 and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. The TAA provides, however, that if the IRS issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that, under the circumstances applicable to Moody's/D&B2 and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options and Moody's/D&B2 would be entitled to deduct the compensation expense associated with Moody's/D&B2 employees exercising D&B options). We have filed tax returns for 2001 through 2007, and made estimated tax deposits for 2008, consistent with the IRS' rulings. We received (or believe we are due) the benefit of additional tax deductions, and under the TAA we may be required to reimburse Moody's/D&B2 for the loss of income tax deductions relating to tax years 2003 to 2008 of approximately $21.2 million in the aggregate for such years. We have paid over the years to Moody's/D&B2 approximately $30.1 million under the TAA. We did not make any payments during the years ended

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

December 31, 2008 and December 31, 2007. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings, timing of future exercises of stock options, the future price of stock underlying the stock options and relevant tax rates. As of December 31, 2008, current and former employees of D&B held 0.3 million Moody's stock options. These stock options had a weighted average exercise price of $10.96 and a remaining weighted average contractual life of one year. All of these stock options are currently exercisable. We and Moody's are trying to amicably resolve this matter.

(2) In December 2007, our Board of Directors approved the declaration of a $0.30 per share dividend for the first quarter of 2008. This cash dividend was payable on March 17, 2008, to shareholders of record at the close of business on February 29, 2008. During the three months ended March 31, 2008, we paid the first quarter 2008 dividend.

Property, Plant and Equipment at cost—Net:

	At December 31,	
	2008	2007
Land	$ 6.0	$ 4.7
Buildings	32.0	29.7
Furniture and Equipment	70.9	130.0
	108.9	164.4
Less: Accumulated Depreciation	66.2	125.5
	42.7	38.9
Leasehold Improvements, less:		
Accumulated Amortization of $14.4 and $16.1	10.4	11.4
	$ 53.1	$ 50.3

Other Income (Expense)—Net:

	For the Years Ended December 31,		
	2008	2007	2006
Miscellaneous Other Income (Expense)—Net(3)	$ 4.1	$ 1.8	$(0.3)
Gain Associated with Huaxia/D&B China Joint Venture(4)	—	5.8	—
Settlement of Legacy Tax Matter Arbitration(5)	8.1	—	—
Legacy Tax Matter Related to the Settlement of 2003 Tax Year(6)	(7.7)	—	—
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture(7)	—	13.2	—
Gain associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture(8)	0.6	—	—
Gain on Sale of an Investment(9)	—	0.9	—
Other Income (Expense)—Net	$ 5.1	$21.7	$(0.3)

(3) Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to the positive impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to Legacy Tax Matters. See Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K for further information.

(4) During the year ended December 31, 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited and established a new joint venture to do business as Huaxia/D&B China. We recognized a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(5) During the year ended December 31, 2008, we recognized a gain on the receipt of an arbitration award related to a Legacy Tax Matter. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further information.

(6) During the year ended December 31, 2008, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it relates to the expiration of the statute of limitations.

(7) During the year ended December 31, 2007, we entered into an agreement with Tokyo Shoko Research and established a new joint venture or "Tokyo Shoko Research/D&B Japan Joint Venture" to do business as Dun & Bradstreet TSR Ltd. We recognized a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(8) During the year ended December 31, 2008, we entered into an agreement with HC International Inc. and established two joint venture companies including Beijing D&B HuiCong Market Research Co., Ltd. ("Sales JV") and Beijing HuiCong Market Research Co. Ltd. ("Fulfillment JV"), in which D&B has a 60% and 30% ownership interest, respectively. The joint venture companies will begin business operations in fiscal 2009.

(9) During the year ended December 31, 2007, we recorded a gain related to the sale of an investment in Australia.

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2007	$ 53.6	$225.0
Additions at cost	61.2	—
Amortization	(28.7)	—
Acquisitions/Joint Ventures	0.4	113.0
Other	1.4	5.8
December 31, 2007	87.9	343.8
Additions at cost	52.2	—
Amortization	(38.9)	—
Acquisitions/Joint Ventures	0.2	45.9
Other(10)(11)	(5.4)	7.9
December 31, 2008	**$ 96.0**	**$397.6**

(10) Computer Software—Primarily due to the impact of foreign currency fluctuations.

(11) Goodwill—Primarily due to purchase accounting adjustments offset by the impact of foreign currency fluctuations.

Other Intangibles (included in Other Non-Current Assets):

	Customer Lists	Trademarks, Patents and Other	Total
January 1, 2007	$ 2.0	$11.7	$13.7
Acquisitions	—	53.8	53.8
Amortization	(1.8)	(5.5)	(7.3)
Other	0.1	(0.2)	(0.1)
December 31, 2007	0.3	59.8	60.1
Acquisitions	—	13.8	13.8
Amortization	(0.3)	(9.0)	(9.3)
Other(12)	—	0.7	0.7
December 31, 2008	**$—**	**$65.3**	**$65.3**

(12) Primarily due to the impact of foreign currency fluctuations.

Notes to Consolidated Financial Statements—(Continued)
(Tabular dollar amounts in millions, except per share data)

Allowance for Doubtful Accounts:

January 1, 2006	$ 20.9
Additions charged to costs and expenses	5.1
Write-offs	(6.5)
Other	0.8
December 31, 2006	20.3
Additions charged to costs and expenses	12.6
Write-offs	(13.3)
Other	(0.6)
December 31, 2007	19.0
Additions charged to costs and expenses	10.2
Write-offs	(10.5)
Other(12)	(1.3)
December 31, 2008	**$ 17.4**

(12) Primarily due to the impact of foreign currency fluctuations.

Deferred Tax Asset Valuation Allowance:

January 1, 2006	$51.1
Additions charged (credited) to costs and expenses	(1.1)
Additions charged (credited) due to foreign currency fluctuations	2.7
December 31, 2006	52.7
Additions charged (credited) to costs and expenses	(0.7)
Additions charged (credited) due to foreign currency fluctuations	1.5
Additions charged (credited) to other accounts	3.2
Effect of the adoption of FIN 48	(7.8)
December 31, 2007	48.9
Additions charged (credited) to costs and expenses	6.6
Additions charged (credited) due to foreign currency fluctuations	(4.8)
Additions charged (credited) to other accounts	(7.0)
December 31, 2008	**$43.7**

Note 16. Quarterly Financial Data (Unaudited)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2008					
Operating Revenue:					
U.S.	$321.2	$319.3	$311.0	$369.6	$1,321.1
International	93.5	108.4	98.2	105.1	405.2
Consolidated Operating Revenue	$414.7	$427.7	$409.2	$474.7	$1,726.3
Operating Income (Loss):					
U.S.	$118.4	$105.3	$109.6	$163.2	$ 496.5
International	13.2	25.5	19.2	29.8	87.7
Total Divisions	131.6	130.8	128.8	193.0	584.2
Corporate and Other(1)	(31.3)	(24.8)	(37.6)	(20.8)	(114.5)
Consolidated Operating Income	$100.3	$106.0	$ 91.2	$172.2	$ 469.7
Income from Continuing Operations	$ 60.1	$ 84.2	$ 65.1	$100.1	$ 309.5
Income from Discontinued Operations	1.1	—	—	—	1.1
Net Income	$ 61.2	$ 84.2	$ 65.1	$100.1	$ 310.6
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 1.07	$ 1.55	$ 1.21	$ 1.88	$ 5.69
Income from Discontinued Operations	0.02	—	—	—	0.02
Net Income	$ 1.09	$ 1.55	$ 1.21	$ 1.88	$ 5.71
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 1.05	$ 1.51	$ 1.18	$ 1.85	$ 5.58
Income from Discontinued Operations	0.02	—	—	—	0.02
Net Income	$ 1.07	$ 1.51	$ 1.18	$ 1.85	$ 5.60
Cash Dividends Paid Per Common Share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 1.20
2007					
Operating Revenue:					
U.S.	$302.5	$291.6	$291.9	$362.3	$1,248.3
International	76.5	89.2	82.8	102.4	350.9
Consolidated Operating Revenue	$379.0	$380.8	$374.7	$464.7	$1,599.2
Operating Income (Loss):					
U.S.	$109.1	$ 96.0	$102.8	$158.1	$ 466.0
International	9.8	21.6	14.1	23.5	69.0
Total Divisions	118.9	117.6	116.9	181.6	535.0
Corporate and Other(1)	(34.5)	(27.6)	(21.5)	(25.8)	(109.4)
Consolidated Operating Income	$ 84.4	$ 90.0	$ 95.4	$155.8	$ 425.6
Income from Continuing Operations	$ 52.4	$ 86.3	$ 55.6	$ 98.4	$ 292.7
Income from Discontinued Operations	0.3	1.3	0.5	3.3	5.4
Net Income	$ 52.7	$ 87.6	$ 56.1	$101.7	$ 298.1
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.88	$ 1.47	$ 0.96	$ 1.72	$ 5.03
Income (Loss) from Discontinued Operations	0.01	0.02	0.01	0.06	0.09
Net Income	$ 0.89	$ 1.49	$ 0.97	$ 1.78	$ 5.12
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.86	$ 1.44	$ 0.93	$ 1.68	$ 4.90
Income (Loss) from Discontinued Operations	0.01	0.02	0.01	0.06	0.09
Net Income	$ 0.87	$ 1.46	$ 0.94	$ 1.74	$ 4.99
Cash Dividends Paid Per Common Share	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 1.00

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

(1) The following table itemizes the components of the "Corporate and Other" category of Operating Income (Loss).

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2008					
Corporate Costs	$(17.7)	$(19.7)	$(17.3)	$(16.0)	$ (70.7)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(3.2)	(3.9)	(3.1)	(2.2)	(12.4)
Restructuring Expense	(10.4)	(1.2)	(17.2)	(2.6)	(31.4)
Total Corporate and Other	$(31.3)	$(24.8)	$(37.6)	$(20.8)	$(114.5)
2007					
Corporate Costs	$(16.8)	$(19.6)	$(17.3)	$(17.6)	$ (71.3)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(2.9)	(3.1)	(3.1)	(3.9)	(13.0)
Restructuring Expense	(14.8)	(4.9)	(1.1)	(4.3)	(25.1)
Total Corporate and Other	$(34.5)	$(27.6)	$(21.5)	$(25.8)	$(109.4)

(2) The number of weighted average shares outstanding changes as common shares are issued for employee benefit plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

Note 17. Discontinued Operations

On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statement of operations for all periods presented. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations. As of December 31, 2008, we received approximately $9.0 million in cash.

	For the Years Ended December 31,		
	2008	2007	2006
Revenue	$ 4.1	$60.5	$56.4
Operating Income	$ 0.7	$13.6	$ 8.6
Non-Operating Income (Expense)—Net	—	0.3	(0.2)
Income before Provision for Income Taxes	0.7	13.9	8.4
Provision for Income Taxes	—	5.2	4.7
Minority Interest Income (Expense)	—	(3.3)	(1.7)
Income from Discontinued Operations	$ 0.7	$ 5.4	$ 2.0

The assets and liabilities of the Italian real estate business are reflected as discontinued operations held for sale in our consolidated balance sheets as of December 31, 2007 and were comprised of:

	At December 31, 2007
Cash and Cash Equivalents	$14.0
Accounts Receivable	17.0
Deferred Income Tax	3.2
Other Current Assets	1.7
Goodwill	4.7
Total Assets	$40.6
Accounts Payable	$ 1.6
Other Accrued and Current Liabilities	20.6
Accrued Income Tax	1.2
Pension and Postretirement Benefits	1.7
Minority Interest Liability	5.9
Total Liabilities	$31.0

Note 18. Subsequent Events

Dividend

In January 2009, our Board of Directors approved the declaration of a dividend of $0.34 per share for the first quarter of 2009. This cash dividend will be payable on March 20, 2009 to shareholders of record at the close of business on March 6, 2009.

Acquisition

On February 11, 2009, we acquired substantially all of the assets and assumed certain liabilities related to Quality Education Data ("QED"), a division of Scholastic Inc., for $29 million with cash of hand. QED is a provider of educational data and services business located in Denver, Colorado. QED is a natural fit with our Sales & Marketing Solutions as both provide education marketers with high quality data and services.

Share Repurchase Program

In February 2009, our Board of Directors approved a new $200 million share repurchase program. This new program will begin at the completion of our existing $400 million, two-year share repurchase program.

Preferred Stock Issuance

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock (the "Series B Preferred Stock") and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was undertaken in connection with worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. These actions will result in a benefit of approximately $31 million in the first quarter of 2009 which will be recorded in our statement of operations. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

401(k) Plan

On February 19, 2009, our Compensation and Benefit Committee approved an amendment to our matching policy in our 401(k) Plan. The amendment, which is effective February 19, 2009, reduces the Company's match formula from 100% to 50% of a team member's contribution and decreases the maximum match from seven (7%) to three (3%) of such team member's eligible compensation, subject to certain 401(k) Plan limitations. At the same time we are adding a provision whereby we may make additional contributions to the plan if certain performance criteria are met. These changes may reduce our employer contribution expense by up to $11 million for the year ended December 31, 2009.

Item 9. *Changes in and Disagreements with Accountants on Auditing and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within D&B have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individual acts, by collusion of two or more people, or by management override. The design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our Disclosure Controls are designed to provide reasonable assurance of achieving their objectives.

Conclusions regarding Disclosure Controls

Based upon our Controls Evaluation, our CEO and CFO have concluded that as of the end of our fiscal year ended December 31, 2008, our Disclosure Controls are effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting and Management's Statement of Management's Responsibility for Financial Statements are contained in Item 8. of this Annual Report on Form 10-K.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Issuance of Preferred Stock

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock (the "Series B Preferred Stock") and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was undertaken in connection with worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. These actions will result in a benefit of approximately $31 million in the first quarter of 2009 which will be recorded in our statement of operations. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

Executive Compensation Program

On February 19, 2009, our Compensation and Benefits Committee reviewed our executive compensation program and made the following change in the compensation of our Named Executive Officers effective March 1, 2009:

Mr. Anastasios Konidaris, our Chief Financial Officer, received an increase in his annual base salary from $400,000 to $450,000, his target incentive opportunity as a percentage of his base salary from 75% to 85% and the estimated economic value of his target equity component of his compensation from $700,000 to $900,000.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be furnished by this Item 10. "Directors, Executive Officers and Corporate Governance," is incorporated herein by reference from our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after D&B's fiscal year end of December 31, 2008 (the "Proxy Statement").

Item 11. *Executive Compensation*

The information required to be furnished by this Item 11. "Executive Compensation," is incorporated herein by reference from our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be furnished by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is incorporated herein by reference from our Proxy Statement.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required to be furnished by this Item 13. "Certain Relationships and Related Transactions and Director Independence," is incorporated herein by reference from our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required to be furnished by this Item 14. "Principal Accountant Fees and Services," is incorporated herein by reference from our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

See Index to Financial Statements and Schedules in Part II, Item 8. on this Form 10-K.

(2) *Financial Statement Schedules.*

None.

(3) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2009.

The Dun & Bradstreet Corporation (Registrant)

By: _____ /s/   STEVEN W. ALESIO _____

Steven W. Alesio
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on February 24, 2009.

/s/ STEVEN W. ALESIO **Steven W. Alesio**	Director, Chairman and Chief Executive Officer (principal executive officer)
/s/ ANASTASIOS G. KONIDARIS **Anastasios G. Konidaris**	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ANTHONY PIETRONTONE JR. **Anthony Pietrontone Jr.**	Principal Accounting Officer (principal accounting officer)
/s/ AUSTIN A. ADAMS **Austin A. Adams**	Director
/s/ JOHN W. ALDEN **John W. Alden**	Director
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director
/s/ JAMES N. FERNANDEZ **James N. Fernandez**	Director
/s/ JONATHAN J. JUDGE **Jonathan J. Judge**	Director
/s/ SARA MATHEW **Sara Mathew**	Director
/s/ VICTOR A. PELSON **Victor A. Pelson**	Director
/s/ SANDRA E. PETERSON **Sandra E. Peterson**	Director
/s/ MICHAEL R. QUINLAN **Michael R. Quinlan**	Director
/s/ NAOMI O. SELIGMAN **Naomi O. Seligman**	Director
/s/ MICHAEL J. WINKLER **Michael J. Winkler**	Director

INDEX TO EXHIBITS

3. Articles of Incorporation and By-laws

3.1   Restated Certificate of Incorporation of the Registrant, as amended effective October 1, 2000 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000) and Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A to the Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

3.2   Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form 10, file number 1-15967, filed June 27, 2000).

3.3*   The Dun & Bradstreet Corporation Certificate of Designation of Series B Preferred Stock.

4. Instruments Defining the Rights of Security Holders, Including Indentures

4.1   Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 10, file number 1-15967, filed September 11, 2000).

4.2   Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent, which includes the Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A thereto, the Form of Right Certificate as Exhibit B thereto and the Summary of Rights to Purchase Preferred Shares as Exhibit C thereto (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

4.3   Underwriting Agreement, dated as of March 27, 2008 among The Dun & Bradstreet Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.4   Form of 6.00% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.5   Five-Year Credit Agreement, dated April 19, 2007, among The Dun & Bradstreet Corporation, the Borrowing Subsidiaries Party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of Tokyo-Mitsubishi Trust Company and Citicorp USA, Inc., as Syndication Agents, The Bank of New York and Suntrust Bank, as Documentation Agents and the Lenders Party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 19, 2007).

4.6   Indenture, dated as of March 14, 2006, between the Dun & Bradstreet Corporation and The Bank of New York, including the Form of 5.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 14, 2006).

10. Material Contracts

10.1   Distribution Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.2   Tax Allocation Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.3   Employee Benefits Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.4   Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.5   Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to R.H. Donnelley Corporation (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.6   Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.7   Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.8   Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).

10.9   Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.10   Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.11   Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).

10.12   Business Process Services Agreement made and effective as of October 15, 2004 by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 14, 2005). This Exhibit has been redacted pursuant to a confidentiality request under Rule 24(b)-2 of the Securities Exchange Act of 1934, as amended.

10.13   Technology Services Agreement between the Registrant and Computer Sciences Corporation, dated June 27, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 13, 2002).

10.14†   Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 4, 2006).

10.15†   Employment Agreement, dated December 31, 2004, between Steven W. Alesio and the Company (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed January 4, 2005).

10.16†   Amendment No. 1 to the Employment Agreement between Steven W. Alesio and the Company, dated June 29, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed August 7, 2007).

10.17†   Amendment No. 2 to the Employment Agreement between Steven W. Alesio and the Company, dated December 13, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 19, 2007).

10.18†   Amendment No. 3 to the Employment Agreement between Steven W. Alesio and the Company, dated December 8, 2008 (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 9, 2008).

10.19†   The Dun & Bradstreet Executive Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.20†   Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.21†   Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.22†   The Dun & Bradstreet Career Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.23†   Executive Retirement Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.24†   Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.25†   Supplemental Executive Benefit Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).

10.26†   2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.27†   The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.28† The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.29† Key Employees' Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.30† The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 28, 2003).

10.31† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.32† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.28 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.33† The Dun & Bradstreet Corporation Non-Funded Deferred Compensation Plan for Non-Employee Directors (as assumed by the Registrant) (incorporated by reference to Exhibit 10.18 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed October 20, 1999).

10.34† Form of Limited Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.25 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998).

10.35† The Dun & Bradstreet Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.36† The Dun & Bradstreet Corporation Cash Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 21, 2001).

10.37† Form of Detrimental Conduct Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.38† Form of International Stock Option Award under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Registrants' Form 10-K, file number 1-15967, filed February 28, 2007).

10.39† Form of International Stock Option Award under the 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.40† Form of Stock Option Award Agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.41† Form of Stock Option Award Agreement under the 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.42† Form of Restricted Stock Unit Award Agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.43† Form of International Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.44† Form of International Restricted Stock Unit Award Agreement under the 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.45† Form of Restricted Stock Award Agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.46† Form of Restricted Stock Award Agreement, effective February 23, 2007, under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.47† Form of Restricted Stock Award Agreement under the 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.48† Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.49† Form of Stock Option Award Agreement, effective January 29, 2008, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2008).

10.50† Form of Restricted Share Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 8, 2004).

10.51† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.52† Form of Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.53† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

21.   Subsidiaries of the Registrant

21.1*   Subsidiaries of the Registrant as of December 31, 2008.

23.   Consents of Experts and Counsel

23.1*   Consent of Independent Registered Public Accounting Firm.

31.   Rule 13a-14(a)/15(d)-14(a) Certifications

31.1*   Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*   Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.   Section 1350 Certifications

32.1*   Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*   Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

*   Filed herewith

†   Represents a management contract or compensatory plan

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

Austin A. Adams[1,3]
Retired Executive Vice President and
Corporate Chief Information Officer
JPMorgan Chase
(Bank Holding Company)

John W. Alden[2,3]
Retired Vice Chairman
United Parcel Service, Inc.
(Express Package Carrier Company)

Steven W. Alesio
Chairman and Chief Executive Officer
D&B

Christopher J. Coughlin[1,3]
Executive Vice President and
Chief Financial Officer
Tyco International Ltd.
(Diversified Global Products and
Services Company)

James N. Fernandez[1,2]
Executive Vice President and
Chief Financial Officer
Tiffany & Co. (Retail Jeweler)

Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.

Sara Mathew
President and Chief Operating Officer
D&B

Victor A. Pelson[1,3]
Retired Senior Advisor
UBS Securities LLC
(Investment Banking Firm)

Sandra E. Peterson[2,3]
Executive Vice President and
President, Medical Care
Bayer HealthCare, LLC
(Global Health Care Company)

Michael R. Quinlan[2,3]
Chairman Emeritus
McDonald's Corporation
(Global Food Service Retailer)

Naomi O. Seligman[1,2]
Senior Partner
Ostriker von Simson, Inc.
(Consultants on Information Technology)

Michael J. Winkler[2,3]
Retired Executive Vice President,
Customer Solutions Group and
Chief Marketing Officer
Hewlett-Packard Company
(Global Technology Solutions Company)

Board Committees
Audit [1]
Board Affairs [2]
Compensation & Benefits [3]

Global Leadership Team

Steven W. Alesio
Chairman and Chief Executive Officer

James P. Burke
President,
Global Information Services and
Chief Quality Officer

Stacy A. Cashman
Senior Vice President,
US Small Businesses and Sales Operations

Patricia A. Clifford
Senior Vice President and
Chief Human Resources Officer

Emanuele A. Conti
President,
Europe, Latin America and Partnerships

John Cucci
Senior Vice President,
Global Major Customers

James H. Delaney
Senior Vice President,
Global Sales & Marketing Solutions

Joseph M. DiBartolomeo
Senior Vice President,
Strategic Customer Solutions

David J. Emery
President,
Asia Pacific &
International Business Development

Charles E. Gottdiener
President,
Global Risk, Analytics and Internet Solutions

Walter S. Hauck
Senior Vice President,
Technology and Chief Information Officer

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and
Corporate Secretary

Anastasios G. Konidaris
Senior Vice President and
Chief Financial Officer

Sara Mathew
President and Chief Operating Officer

Ajay S. Mookerjee
Senior Vice President,
Global Risk Management Solutions

Richard H. Veldran
Senior Vice President, Global Reengineering and
North America Finance

Byron C. Vielehr
President, Integration Solutions

Corporate Office
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

Transfer Agent, Registrar
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
Telephone: 877.498.8861 (within U.S.)
Telephone: 781.575.2725 (outside U.S.)
Hearing Impaired: 781.575.2692
Fax: 781.575.3605

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Common Stock Information
The Company's common stock (symbol DNB)
is listed on the New York Stock Exchange.

Form 10-K and CEO/CFO Certifications
Upon written request, we will provide,
without charge, a copy of our Form 10-K
for the fiscal year ended December 31, 2008.
Requests should be directed to:

D&B
Investor Relations
103 JFK Parkway
Short Hills, NJ 07078-2708

Our Form 10-K is also available on our website
at www.dnb.com. The most recent certifications
by our Chief Executive Officer and Chief
Financial Officer pursuant to Section 302
of the Sarbanes-Oxley Act of 2002 are filed as
exhibits to our Form 10-K. We have also filed
with the New York Stock Exchange the most
recent Annual CEO Certification as required
by Section 303A.12(a) of the New York Stock
Exchange Listed Company Manual.

Annual Meeting of Shareholders
Our Annual Meeting will be held Tuesday,
May 5, 2009, at 8:00 am, Eastern Time at
The Hilton Short Hills, 41 JFK Parkway,
Short Hills, NJ. Detailed information about
the meeting is contained in our Notice of
2009 Annual Meeting of Shareholders and
Proxy Statement.

© 2009 The Dun & Bradstreet Corporation



Decide with Confidence

D&B
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com



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